Filed Pursuant to Rule 424(b)(4)
Registration No. 333-196014

2,875,000 shares

Common Stock

This prospectus relates to the initial public offering and sale of 2,875,000 shares of Investar Holding Corporation common stock.

Prior to this offering, there has been no established public trading market for our common stock. The public offering price per share of our common stock is $14.00. Our common stock has been approved for listing on The Nasdaq Global Market under the symbol “ISTR.”

Investing in our common stock involves risks. See Risk Factors, beginning on page 12 of this prospectus, for a discussion of certain risks that you should consider before making an investment decision to purchase our common stock.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. See About this Prospectus—Implications of Being an Emerging Growth Company.

	Per Share	Total
Initial public offering price of our common stock	$14.00	$40,250,000
Underwriting discounts(1)	$0.91	$2,616,250
Proceeds to us, before expenses	$13.09	$37,633,750

(1)	The offering of our common stock will be conducted on a firm commitment basis. See Underwriting for additional information regarding our agreement with the underwriters in connection with this offering.

We have granted the underwriters an option to purchase up to an additional 431,250 shares of our common stock at the initial public offering price less the underwriting discount within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of our common stock in this offering are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency and are subject to investment risk, including the possible loss of the entire amount you invest.

The underwriters expect to deliver the shares of our common stock against payment on or about July 3, 2014, subject to customary closing conditions.

Sandler O’Neill + Partners, L.P.	Sterne Agee

The date of this prospectus is June 30, 2014.

Annex A	Historical Financial Information of First Community Bank and Related Pro Forma Financial Information
A-1	Audited Consolidated Financial Statements of First Community Holding Company and Subsidiary (First Community Bank) as of and for the years ended December 31, 2012 and 2011, including the report of Hannis T. Bourgeois, LLP on such audited financial statements
A-2	Selected unaudited financial information of First Community Bank as of and for the three months ended March 31, 2013 and 2012
A-3	Unaudited pro forma condensed consolidated financial information for the year ended December 31, 2013

About this Prospectus

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by or on our behalf or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any different or additional information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it.

This prospectus is not an offer to sell, nor is it seeking an offer to buy, shares of our common stock in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and growth prospects may have changed since that date. Information contained on, or accessible through, our website is not part of this prospectus.

In this prospectus, unless we state otherwise or the context otherwise requires, references to “we,” “our,” “us” and “the Company” refer to Investar Holding Corporation, a Louisiana corporation, and our consolidated subsidiary, Investar Bank, a Louisiana state-chartered bank, and references to “the Bank” refer to Investar Bank.

Market Data

We obtained the statistical and other market data used in this prospectus from independent industry sources and publications as well as from research reports prepared by third parties. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe that this information is reliable, we have not independently verified such information. Our internal data, estimates and forecasts are based on information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. All estimates, forecasts and assumptions are necessarily subject to a high degree of risk due to a variety of factors, including those described in the Risk Factors section and elsewhere in this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant regulatory requirements that are otherwise generally applicable to public companies. As an emerging growth company,

•

we may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, and we may provide less than five years of selected financial data in our initial public offering registration statement;

•	we are exempt from the requirement to obtain an attestation report from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002;

•	we may choose to not adopt new or revised accounting standards until they would apply to private companies;

•

we may elect to not comply with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and our audited financial statements;

i

•	we are permitted to provide reduced disclosure about our executive compensation arrangements, which means we do not have to include, among other things, a compensation discussion and analysis; and

•	we are not required to give our shareholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We will continue to be an emerging growth company until the earliest to occur of the following: (1) the last day of the fiscal year following the fifth anniversary of this offering; (2) the last day of the fiscal year in which we have more than $1.0 billion in annual revenues; (3) the date on which we have more than $700 million in market value of our common stock held by non-affiliates; or (4) the date on which we have issued more than $1.0 billion in non-convertible debt over a three-year period.

We have elected in this prospectus to present two years of audited balance sheets and related discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations, while we have included three years of audited statements of operations, cash flows and changes in stockholders’ equity and related discussion as well as five years of selected financial information. We have taken advantage of the reduced disclosure relating only to executive compensation arrangements. We do not intend to take advantage of any other scaled disclosure or relief during the time that we qualify as an emerging growth company, although the JOBS Act would permit us to do so.

We have elected not to take advantage of the exemption from the auditor attestation requirement in the assessment of an emerging growth company’s internal control over financial reporting. In addition, we have decided not to opt in to the extended transition period for the adoption of new or revised accounting standards, which means that the consolidated financial statements included in this prospectus, as well as any financial statements that we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies. Our election not to take advantage of the extended transition period is irrevocable.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained in this prospectus and may not contain all of the information that you need to consider in making your investment decision. To understand this offering fully, you should read the entire prospectus carefully, including the section titled “Risk Factors” and our consolidated financial statements. Unless we state otherwise or the context otherwise requires, references in this prospectus to “we,” “our,” “us,” and “the Company” refer to Investar Holding Corporation, a Louisiana corporation, and our consolidated subsidiary, Investar Bank, a Louisiana-chartered bank, and references to “the Bank” refer to Investar Bank.

Overview

We are a bank holding company headquartered in Baton Rouge, Louisiana, offering a wide range of commercial banking products tailored to meet the needs of individuals and small to medium-sized businesses through Investar Bank, our Louisiana-chartered commercial bank subsidiary. We serve our primary markets of Baton Rouge, New Orleans, Lafayette and Hammond, Louisiana, and their surrounding metropolitan areas from our main office located in Baton Rouge and from nine additional full-service branches located throughout our market area. We have experienced significant growth since the Bank was chartered as a de novo commercial bank by John J. D’Angelo, our President and Chief Executive Officer, in 2006 and believe we will have continuing opportunities to grow, both organically and through strategic acquisitions. With an experienced management team that has successfully executed two acquisitions since 2011, excellent credit quality, high levels of capital, and an infrastructure capable of accommodating our growing franchise, we believe that we are positioned to take advantage of market opportunities in the future.

As of March 31, 2014, we had consolidated total assets of approximately $673.9 million, total loans (excluding loans held for sale) of $528.2 million, total deposits of $564.2 million and total stockholders’ equity of $56.5 million. The largest component of our loan portfolio at March 31, 2014 was our commercial real estate loans, which totaled $185.4 million, or 35.1% of our total loans, followed by consumer loans and one-to-four family mortgage loans, which were 25.0% and 21.6% of total loans, respectively, at March 31, 2014. Construction and development loans and commercial and industrial loans, which totaled 11.9% and 6.4%, respectively, of our total loans at March 31, 2014, constituted the remaining significant components of our loan portfolio. We generate a substantial portion of our revenue from our lending activities, in the form of both interest income and loan-related fees. Loan interest income, on a tax-equivalent basis, was $7.0 million for the three months ended March 31, 2014 and $22.7 million for the year ended December 31, 2013, comprising substantially all of our interest income for both periods. Fee income charged in connection with our mortgage loans held for sale, the largest component of our non-interest income, was $0.5 million, or 49.3% of our total non-interest income, for the three months ended March 31, 2014, and $2.8 million, or 53.1% of our total non-interest income, for the year ended December 31, 2013.

Our History and Growth

Led by Mr. D’Angelo and a team of experienced bankers, we first achieved profitability in 2008 and have accomplished significant milestones including:

•	June, 2006—Chartered with an initial capitalization of $10.1 million from local investors.

•	October, 2011—Expanded our presence in the Baton Rouge market with the acquisition of South Louisiana Business Bank, which contributed approximately $50.9 million in assets, $38.6 million in deposits, $12.0 million in capital and one branch located in Prairieville, a suburb of Baton Rouge.

•	December, 2012—Entered the New Orleans market through de novo branching by purchasing two closed branch locations of another bank in suburban New Orleans.

•	May, 2013—Entered the Hammond market with our acquisition of First Community Bank, which contributed approximately $99.2 million in assets, $86.5 million in deposits, $4.5 million in capital and two branches, one located in Hammond and the other in Mandeville, a suburb of New Orleans.

•	July, 2013—Entered the Lafayette, Louisiana market by opening a de novo branch.

Over the past five full years, our assets have grown at a compound annual growth rate, which we refer to as CAGR, of 34.8%, while our loans and deposits have grown over the same period at CAGRs of 33.2% and 35.2%, respectively. Over the same five-year period, our net income before taxes has grown at a CAGR of 112.3% to $4.3 million for the year ended December 31, 2013, while our net interest income and our noninterest income have grown at CAGRs of 42.3% and 78.4%, respectively.

Our Current Operations

Our current operations primarily consist of making loans and accepting deposits in our market areas, and our income is derived chiefly from interest and fees charged on loans and from fees for the deposit services that we offer. We generate a small amount of interest income from returns on our investment securities, although at this time we view investment securities chiefly as a source of liquidity to fund our loan growth, with investment return being a secondary consideration. We do not currently offer trust or insurance products or wealth management services.

Our Competitive Strengths

We believe that we are well-positioned to create value for our shareholders, particularly as a result of our attractive markets and the following competitive strengths:

•	Management and Technology Infrastructure in Place for Growth. Our management team has a long and successful history of managing banks, with an average of 27 years of banking experience across 14 senior executives. Our senior managers have a demonstrated track record of managing growth profitably, establishing profitable de novo branches, successfully executing acquisitions, maintaining a strong credit culture and implementing a relationship-based and community service-focused approach to banking.

To more effectively manage our anticipated growth, our executive functions are organized in a manner typically found in much larger financial institutions. We have centralized our credit review, product development and other policymaking functions and appointed a regional president for each of our markets.

In addition, we have embraced the latest technological developments in the banking industry, which we believe allows us to better leverage our employees by enabling them to focus on developing customer relationships, expands the suite of products that we can offer to customers and allows us to compete more efficiently and effectively as we grow.

•	Proven Ability in Acquisition Execution and Integration. Since 2011, we have successfully completed the SLBB and FCB mergers, both of which we consider to have been highly strategic and value-enhancing for our franchise. We believe these acquisitions demonstrate our disciplined approach to acquisitions and our successful evaluation of the financial metrics, as well as the cultural, operational and other factors associated with the acquisitions. Moreover, we efficiently integrated the acquired operations of both SLBB and FCB, allowing us to quickly expand our presence in the new markets. We believe this experience makes us an attractive buyer and should position us to take advantage of acquisition opportunities in the future.

•	Strong Credit Quality and Capital Base. Through disciplined underwriting procedures and management of our concentrations and credits, we have maintained our asset quality despite the economic downturn beginning in 2008, even as we have grown our franchise significantly. We proactively and decisively deal with problem credits as they are identified. At March 31, 2014, delinquent legacy loans (i.e., those not acquired in an acquisition) were 0.08% of total loans, while our annualized net charge-offs were 0.02% of total average loans for the quarter ended March 31, 2014 and our allowance for loan losses as a percentage of total nonperforming loans was 206%. Net charge-offs as a percentage of average loans averaged 0.06% and 0.31% for the three and five years ended December 31, 2013, respectively.

We have also maintained strong capital levels throughout our operating history. We have supplemented the capital generated by our operations through five exempt offerings subsequent to our initial capitalization, raising a total of $17.3 million from investors predominantly located within our markets. At March 31, 2014, we had a 7.94% tangible common equity ratio, an 8.80% tier 1 leverage capital ratio, a 10.21% tier 1 risk-based capital ratio and a 10.84% total risk-based capital ratio.

Our Growth Strategy

Our goal is to become the bank of choice in each of the markets that we serve, while seeking to provide an attractive return to our shareholders. We have implemented the following operational strategies to achieve this goal:

Focus on relationship banking. We believe that customer satisfaction is a key to generating sustainable growth and profitability. While continually striving to ensure that our products and services meet our customers’ demands, we also encourage our officers and employees to focus on providing personal service and attentiveness to our customers in a proactive manner.

Relationship banking also underpins our referral-based strategy, since we believe that a customer who knows and trusts his or her representative at the Bank is more likely to refer his or her friends, family and business partners to us. Our loan officers have been actively involved in a direct lending capacity in their particular markets for many years, which tends to make such referrals more likely. Our directors and shareholders also have provided a good source of introductions and referrals, and we anticipate such introductions and referrals will continue to occur.

Growth through acquisition and de novo branching. We plan to grow our operations primarily in our existing markets both organically and by acquisition, with a focus on expansion opportunities in our southern Louisiana markets. Although we will consider expansion into other markets if presented with an attractive acquisition opportunity, as a general matter we intend to focus on expansion opportunities in our southern Louisiana markets. We have a relatively small market share (based on deposits) in our markets, which we believe provides an opportunity through a strategic acquisition or a successful de novo branch expansion.

Our strategic plan calls for us to open three new branches over the next two years. We currently expect to open a new branch in Baton Rouge in the third quarter of 2014. In addition to increasing our physical footprint, we intend to continue to recruit experienced and talented management and lending personnel to join our team. For example, we recently recruited two top producers of auto loans from other banks with a large presence in the New Orleans market. We also consider strategic acquisitions to be an important component of our growth strategy (although we have no present agreement or plan concerning any specific acquisition transaction). Our acquisition focus will be primarily on financial institutions with less than $500 million in assets, as we believe acquisitions of financial institutions of this size pose fewer regulatory obstacles and other execution risks than acquisitions of larger institutions.

Expansion of our product line and income streams. Where we perceive market opportunities to increase our income, we will introduce new products and services to complement the products and services we currently offer our customers. For example, we have been approved to sell mortgage loans to Freddie Mac while retaining servicing rights (and expect to apply to Fannie Mae to do the same). We expect to be able to quickly leverage our existing mortgage origination activities to generate additional servicing fee income and be more competitive in our pricing of mortgage loans.

In the consumer lending area, we have undertaken two initiatives to expand our consumer loan portfolio, which will continue to be one of our core products. First, we are in the process of establishing the infrastructure to make indirect auto loans to markets on the Mississippi Gulf Coast. Also, we have recently organized a new division of the Bank that engages in “finance company” type lending, offering auto loans and small consumers loans directly to individual customers. Our finance company activities will focus on making auto loans to consumers with FICO scores slightly below the minimum FICO score that the Bank otherwise requires in its auto lending, although we will not make loans generally considered to be “sub-prime.”

Our Markets

Our primary market areas are in Southern Louisiana and in particular the Baton Rouge metropolitan statistical area, the New Orleans-Metairie MSA, and the MSAs of Lafayette and Hammond. At March 31, 2014, approximately 73.82% of our loans (by dollar value) were made to borrowers in the Baton Rouge and New Orleans MSAs, while approximately 98.41% of our secured loans are secured by collateral located in Louisiana.

Using deposit share (as of June 30, 2013) as a measure, our primary markets are dominated by a few large financial institutions. Four financial institutions collectively maintain a 76.71% and 69.86% market share in the Baton Rouge and New Orleans MSAs, respectively, while in Lafayette two large institutions have an approximately 36.1% market share. One institution has a 39.42% market share in Hammond. We maintain a 1.81% market share in the Baton Rouge MSA, placing us fifth overall, while our market share in the New Orleans MSA was 0.19%, although we had been operating in New Orleans for less than a year when this measurement was taken. We have a 3.19% deposit share in Hammond. We entered the Lafayette market after the date of the deposit share measurements, but our deposits in the Lafayette market totaled $43.6 million at March 31, 2014.

The following information provides a brief overview of each of our markets.

Baton Rouge. Baton Rouge is the capital of Louisiana and its second largest market by deposits. As the farthest inland deep-water port on the Mississippi River, Baton Rouge serves as a major center of commercial and industrial activity, especially for the chemical and gas industries. However, Baton Rouge’s economy has diversified, and it is now a center for research and development, renewable energy sources, transportation, construction and distribution. IBM announced in March, 2013 plans to locate a service center in downtown Baton Rouge providing software development and software maintenance, with 800 new direct jobs (and an estimated 500+ new indirect jobs). In its July/August, 2013 issue, Business Facilities magazine ranked Baton Rouge the No. 1 metro area in the United States for Economic Growth Potential.

New Orleans and Hammond. New Orleans is Louisiana’s largest city, both by population and by deposits. It serves as a major economic hub of the Gulf Coast region. The hospitality and tourism industries, each a significant driver of the New Orleans economy, have returned to pre-Hurricane Katrina levels. In 2012, nine million visitors spent a record $6.0 billion in New Orleans.

New Orleans is also a major port city. The Port of New Orleans is the fifth largest port in the United States by cargo tonnage and is fueled by the economic activity of the Mississippi River and the Gulf Coast region. The Port of New Orleans also is becoming a major port for the cruise industry. Cruise Lines International Association ranks it as the sixth largest U.S. cruise port, up from ninth in 2011. In 2013, a record number of cruise passengers set sail from the Port of New Orleans, with nearly one million embarkations and disembarkations. A study commissioned by the Port of New Orleans found that in 2012 cruise passengers and ship crews spent approximately $78.4 million in New Orleans.

Finally, the New Orleans economy has recently become more diversified, with growing motion picture, medical and technology sectors supported by a burgeoning entrepreneurship climate. In April, 2013, Bloomberg Rankings ranked the New Orleans metropolitan area No. 2 in its list of Top 12 American Boomtowns, and Forbes ranked New Orleans sixth in its October, 2013 listing of cities creating the most middle class jobs.

Hammond, which is roughly an hour’s drive from both New Orleans and Baton Rouge, is the commercial hub of Tangipahoa Parish and the home of Southeastern Louisiana University. Located at the intersection of Interstates 12 and 55, Hammond has evolved from a primarily agricultural area to a major distribution hub. Wal-Mart, Home Depot and Winn Dixie, among others, have distribution centers in Hammond.

Lafayette. Lafayette is Louisiana’s third largest city and deposit market. The area has historically been driven primarily by the oil and gas industry, but healthcare now provides the most private sector jobs. Regional and parish economic growth is in expansion mode. For example, in December, 2013, Bell Helicopter announced its intention to locate a helicopter assembly plant in Lafayette. Construction on the plant will begin in the first half of 2014. The area healthcare industry continues its growth with the recent completion of Our Lady of Lourdes Complex and the renovation of Lafayette General Medical Center. Office and retail space continues to enjoy low vacancies as does the residential rental market.

Although we believe our markets present attractive opportunities to continue our growth, the median household income in each of our markets is below the national average, which could impact the demand for our products and services. In addition, southern Louisiana, including each of our markets, is susceptible to major hurricanes and other adverse weather events, which can result in widespread property damage and a severe impact on local economies. More information about our markets can be found in the Business section under —Our Markets.

Corporate Information

Our principal executive offices are located at 7244 Perkins Road, Baton Rouge, Louisiana 70808, and our telephone number at that address is (225) 227-2222. Our website address is www.investarbank.com. The information contained on our website is not a part of, or incorporated by reference into, this prospectus.

THE OFFERING

The following summary of the offering contains basic information about the offering and our common stock and is not intended to be complete. It does not contain all the information that may be important to you, and you are encouraged to carefully review in its entirety the remainder of this prospectus.

Common stock offered by us	2,875,000 shares of common stock

3,306,250 shares if the underwriters’ option is exercised in full

Common stock outstanding after this offering	6,820,029 shares of common stock(1)

7,251,279 shares if the underwriters’ option is exercised in full(1)

Use of proceeds	The net proceeds to us from this offering, after deducting estimated underwriting discounts and offering expenses payable by us, will be approximately $36.2 million (or approximately $41.8 million if the underwriters exercise their purchase option in full). We intend to use the net proceeds of this offering (substantially all of which we intend to contribute to the capital of the Bank, after repaying amounts outstanding under our line of credit) primarily to support growth in loans and deposits, bolster our capital to permit future strategic acquisitions and for other general working capital and corporate purposes. We have no present agreement or plan concerning any specific acquisition or similar transaction. See Use of Proceeds.

Dividend Policy	Subsequent to the share exchange in November, 2013 that resulted in Investar Bank becoming a wholly-owned subsidiary of the Company (referred to in this prospectus as the “Share Exchange”), the Company paid a dividend in the amount of $0.0121 per share of common stock to its shareholders. This dividend, which was paid on January 31, 2014, was the first dividend the Company paid to its shareholders. In addition, on June 13, 2014, the Company declared a dividend in the amount of $0.0123 per share, payable on July 31, 2014 to shareholders of record as of June 24, 2014. Prior to the Share Exchange, Investar Bank paid dividends to its shareholders from time to time, with the first dividend being paid in early 2011. Subject to prior approval from our board of directors, we intend to continue the payment of a cash dividend on a quarterly basis to holders of our common stock. Our board of directors will make any determination whether or not to pay dividends based upon our results of operations, financial condition, capital requirements, regulatory and contractual restrictions (including with respect to our trust preferred securities, which are senior to our shares of common stock and have a preference on dividends), our business strategy and other factors that the board deems relevant. See Dividend Policy.

Rank	Our common stock is subordinate to our trust preferred securities with respect to the payment of dividends and the distribution of assets upon liquidation. In addition, our common stock will be subordinate to any preferred stock or debt that we may issue in the future.

Listing	Our common stock has been approved for listing on the Nasdaq Global Market under the trading symbol “ISTR.”

Directed Share Program	We have reserved 115,000 shares of the common stock being offered by this prospectus for sale at the initial offering price to our directors and senior executive officers and members of their families.

Risk factors	Investing in our common stock involves a significant degree of risk. See Risk Factors beginning on page 12 of this prospectus for a discussion of certain factors that you should carefully consider before making an investment decision.

(1)	The number of shares of our common stock to be outstanding after this offering is based on 3,945,029 shares of our common stock issued and outstanding as of May 31, 2014, which amount includes 43,578 shares of restricted stock that remain subject to forfeiture until completion of the applicable service period. Unless otherwise indicated, information contained in this prospectus regarding the number of outstanding shares of our common stock excludes the following:

•	22,811 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $13.33 per share, all of which have vested;

•	Options to acquire 216,000 shares of common stock and 9,564 shares of restricted stock, the grant and award of which (as applicable) are subject to the effectiveness of the registration statement of which this prospectus forms a part. The exercise price of each option is the initial public offering price;

•	1,428 shares of restricted stock awarded to two employees as employment inducement and retention awards;

•	306,619 shares of common stock reserved for issuance in connection with stock awards that remain available for issuance under our 2014 Long-Term Incentive Compensation Plan, which is referred to in this prospectus as our Equity Incentive Plan; and

•	193,498 shares of common stock issuable upon the exercise of certain outstanding warrants at a weighted average exercise price of $13.39 per share.

SELECTED FINANCIAL INFORMATION

The following table sets forth selected historical financial information and other data as of and for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012, 2011, 2010 and 2009. As noted elsewhere, Investar Bank did not become a subsidiary of the Company until the completion of the Share Exchange in November, 2013. Accordingly, the selected financial information below as of and for the three months ended March 31, 2013 and the years ended December 31, 2012, 2011, 2010 and 2009 relates only to the operations of the Bank, while the selected financial information below as of and for the three months ended March 31, 2014 and the year ended December 31, 2013 reflects the operations of the Company and the Bank on a consolidated basis. The selected financial information for the year ended December 31, 2013 has been derived from the audited consolidated financial statements of the Company as of and for such year, other than the performance ratios, and the selected financial information for the years ended December 31, 2012, 2011, 2010 and 2009 has been derived from the audited financial statements of Investar Bank as of and for such years, other than the performance ratios. The selected financial information below as of and for the three months ended March 31, 2014 and 2013 was not audited, but in the opinion of management reflects all adjustments necessary for a fair presentation. All of these adjustments are normal and recurring. Our historical results for any prior period are not necessarily indicative of the results of operations that may be expected in any future period.

You should read the selected financial information below in conjunction with other information contained in this prospectus, including the information contained under the heading Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the consolidated financial statements and related notes of the Company and of the Bank, respectively, beginning on page F-1 of this prospectus. As described elsewhere in this prospectus, we have consummated two acquisitions in recent fiscal periods. The results of operation and other financial data of the acquired companies are not included in the table below for the periods prior to their respective acquisition date and, therefore, the results of operations and other financial data for these prior periods are not comparable in all respects and may not be predictive of future results. For additional information about First Community Holding Company and its subsidiary (First Community Bank), you should read the audited consolidated financial statements and related notes of First Community Holding Company, selected unaudited financial information of First Community Bank, and the unaudited pro forma condensed consolidated information for the year ended December 31, 2013 included as Annex A to this prospectus.

(In thousands, except share data)(1)

	As of March 31, 2014	As of December 31,
		2013	2012	2011	2010	2009
Financial Condition Data:
Total assets	$673,964	$634,946	$375,446	$279,330	$209,465	$173,915
Total loans, net of allowance for loan losses	549,877	505,744	303,019	226,209	163,052	134,411
Allowance for loan losses	3,530	3,380	2,722	1,746	1,476	1,471
Investment securities	69,773	62,752	44,326	28,930	22,842	27,906
Goodwill and other intangible assets	3,247	3,257	2,828	2,839	0	0
Noninterest-bearing deposits	64,545	72,795	37,489	18,208	15,337	8,241
Interest-bearing deposits	499,649	459,811	262,181	209,960	168,452	136,257
Total deposits	564,194	532,606	299,670	228,168	183,789	144,498
Long-term borrowings	37,827	34,427	26,794	9,575	3,773	9,715
Total stockholders’ equity	56,498	55,483	43,553	35,166	16,814	15,219

(foootnotes on page 10)

	As of and for the three months ended March 31,		As of and for the year ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Income Statement Data:
Interest income	$6,957	$4,083	$22,472	$14,587	$11,302	$9,710	$8,776
Interest expense	1,090	691	3,460	2,542	2,579	3,494	3,852

Net interest income	5,867	3,392	19,012	12,045	8,723	6,216	4,924
Provision for loan losses	245	89	1,026	685	639	1,019	1,273
Net interest income after provision	5,622	3,303	17,986	11,360	8,084	5,197	3,651
Noninterest income	1,066	1,170	5,354	3,625	2,032	2,096	901
Noninterest expense	5,385	3,574	19,024	11,645	8,615	6,195	4,052

Income before income taxes	1,303	899	4,316	3,340	1,501	1,098	500

Income tax expense	424	281	1,148	979	502	383	170

Net income	$879	$618	$3,168	$2,361	$999	$715	$330

Per Share Data:
Basic earnings per share	$0.23	$0.19	$0.86	$0.79	$0.54	$0.51	$0.25
Diluted earnings per share	$0.21	$0.18	$0.81	$0.71	$0.47	$0.43	$0.21
Dividends per share	$0.01	$0.01	$0.047	$0.046	$0.07	$0.00	$0.00
Book value per share	$14.32	$13.70	$14.06	$13.56	$12.82	$11.46	$10.88
Tangible book value per share(2)	$13.50	$12.83	$13.24	$12.68	$11.79	$11.46	$10.88
Period end shares outstanding	3,945,029	3,262,855	3,945,114	3,210,816	2,742,205	1,467,778	1,399,245
Basic weighted average shares outstanding	3,901,064	3,207,763	3,667,929	2,998,087	1,843,180	1,414,257	1,330,570
Diluted weighted average shares outstanding	4,161,421	3,450,279	3,923,375	3,302,661	2,120,471	1,680,140	1,584,410
Performance Ratios:
Return on average assets	0.55%	0.66%	0.64%	0.74%	0.44%	0.37%	0.21%
Return on average equity	6.32%	5.67%	6.10%	5.90%	4.44%	4.50%	2.33%
Net interest margin	3.93%	3.88%	4.10%	4.04%	4.09%	3.43%	3.28%
Net interest income to average assets	3.65%	3.62%	3.83%	3.77%	3.86%	3.20%	3.10%
Noninterest expense to average assets	3.31%	3.76%	3.83%	3.65%	3.82%	3.19%	2.55%
Efficiency ratio(3)	77.67%	78.34%	78.07%	74.32%	80.10%	74.53%	69.56%
Dividend payout ratio	4.44%	5.19%	5.44%	5.84%	12.91%	—	—
Asset Quality Ratios:
Nonperforming assets to total assets	0.79%	0.70%	0.79%	0.62%	0.75%	1.86%	0.60%
Nonperforming assets to total loans, net of unearned income, plus real estate owned, net	0.95%	0.86%	0.98%	0.76%	0.92%	2.36%	0.76%
Nonperforming loans to total loans, net of unearned income	0.31%	0.07%	0.30%	0.02%	0.01%	2.32%	0.54%
Allowance for loan losses to total loans, net of unearned income	0.67%	0.86%	0.67%	0.94%	0.79%	0.93%	1.11%
Allowance for loan losses to nonperforming loans	206%	1205%	227%	5136%	6236%	40%	205%
Net charge-offs to average loans	0.02%	0.05%	0.09%	-0.12%	0.20%	0.68%	0.69%
Capital Ratios:
Total equity to total assets	8.38%	11.31%	8.74%	11.60%	12.59%	8.03%	8.75%
Tangible equity to tangible assets(4)	7.94%	10.67%	8.27%	10.93%	11.69%	8.03%	8.75%
Tier 1 capital to average assets	8.80%	11.05%	9.53%	11.55%	11.67%	8.06%	8.87%
Tier 1 capital to risk-weighted assets	10.21%	12.53%	10.85%	13.06%	14.36%	10.42%	11.26%
Total capital to risk-weighted assets	10.84%	13.33%	11.51%	13.95%	15.14%	11.35%	12.36%

(foootnotes on page 10)

(1)	Selected consolidated financial data includes the effect of mergers from the date of each merger. On May 1, 2013, Investar Bank acquired First Community Bank, a Louisiana state bank headquartered in Hammond, Louisiana (“FCB”), by merger of FCB with and into Investar Bank. On October 1, 2011, Investar Bank acquired South Louisiana Business Bank, a Louisiana state bank headquartered in Prairieville, Louisiana (“SLBB”), by merger of SLBB with and into Investar Bank. References in this prospectus to assets purchased and liabilities assumed in the FCB and SLBB mergers reflect the fair value of such assets and liabilities on the date of acquisition, unless the context otherwise requires. For additional information about the FCB and SLBB mergers, please refer to the section entitled Business beginning on page 37 of this prospectus, Note B, Acquisition Activity, to our audited consolidated financial statements as of and for the year ended December 31, 2013 beginning on page F-1 of this prospectus and Annex A to this prospectus.
(2)	Tangible book value per share is a non-GAAP financial measure. Tangible book value per share is calculated as total stockholders’ equity less goodwill and other intangible assets, divided by the number of common shares outstanding as of the balance sheet date. We believe that the most directly comparable GAAP financial measure is book value per share. For a reconciliation of the non-GAAP measure to the most directly comparable GAAP financial measure, refer to the information under the heading Selected Financial Information—Non-GAAP Financial Measures below.
(3)	Efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income. Efficiency ratio, as calculated, is a non-GAAP financial measure. See Selected Financial Information—Non-GAAP Financial Measures below.
(4)	Tangible equity to tangible assets is a non-GAAP financial measure. Tangible equity is calculated as total stockholders’ equity less goodwill and other intangible assets, and tangible assets is calculated as total assets less goodwill and other intangible assets. We believe that the most directly comparable GAAP financial measure is total equity to total assets. For a reconciliation of the non-GAAP measure to the most directly comparable GAAP financial measure, refer to the information under the heading Selected Financial Information—Non-GAAP Financial Measures below.

Non-GAAP Financial Measures

Our accounting and reporting policies conform to accounting principles generally accepted in the United States, or GAAP, and the prevailing practices in the banking industry. However, we also evaluate our performance based on certain additional metrics. The efficiency ratio, tangible book value per share and the ratio of tangible equity to tangible assets are not financial measures recognized under GAAP and, therefore, are considered non-GAAP financial measures.

Our management, banking regulators, many financial analysts and other investors use these non-GAAP financial measures to compare the capital adequacy of banking organizations with significant amounts of preferred equity and/or goodwill or other intangible assets, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisitions. Tangible equity, tangible assets, tangible book value per share or related measures should not be considered in isolation or as a substitute for total stockholders’ equity, total assets, book value per share or any other measure calculated in accordance with GAAP. Moreover, the manner in which we calculate tangible equity, tangible assets, tangible book value per share and any other related measures may differ from that of other companies reporting measures with similar names. The following table reconciles, as of the dates set forth below, stockholders’ equity (on a GAAP basis) to tangible equity and total assets (on a GAAP basis) to tangible assets and calculates our tangible book value per share.

(Unaudited)

	As of and for the three months ended March 31,		As of and for the year ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(in thousands, except share data)
Total stockholders’ equity—GAAP	$56,498	$44,697	$55,483	$43,553	$35,166	$16,814	$15,219
Adjustments
Goodwill	2,684	2,684	2,684	2,684	2,684	0	0
Other intangibles	563	142	573	145	155	0	0

Tangible equity	53,251	41,871	52,226	40,724	32,327	16,814	15,219

Total assets—GAAP	$673,964	$395,457	$634,946	$375,446	$279,330	$209,465	$173,915
Adjustments
Goodwill	2,684	2,684	2,684	2,684	2,684	0	0
Other intangibles	563	142	573	145	155	0	0
Tangible assets	670,717	392,631	631,689	372,617	276,491	209,465	173,915

Total shares outstanding
Book value per share	$14.32	$13.70	$14.06	$13.56	$12.82	$11.46	$10.88
Effect of adjustment	(0.82)	(0.87)	(0.82)	(0.88)	(1.03)	0	0
Tangible book value per share	$13.50	$12.83	$13.24	$12.68	$11.79	$11.46	$10.88
Total equity to total assets	8.38%	11.31%	8.74%	11.60%	12.59%	8.03%	8.75%
Effect of adjustment	(0.44)	(0.64)	(0.47)	(0.67)	(0.90)	0	0
Tangible equity to tangible assets	7.94%	10.67%	8.27%	10.93%	11.69%	8.03%	8.75%
Efficiency Ratio
Noninterest expense	$5,385	$3,574	$19,024	$11,645	$8,615	$6,195	$4,052
Income before noninterest expense	6,688	4,473	23,340	14,985	10,116	7,293	4,552
Provision	245	89	1,026	685	639	1,019	1,273

Efficiency Ratio	77.67%	78.34%	78.07%	74.32%	80.10%	74.53%	69.56%

RISK FACTORS

Investing in our common stock involves a significant degree of risk. Before deciding to invest in our common stock, you should carefully consider the risks described below, together with all other information contained in this prospectus, including our historical financial statements and accompanying notes. Any of the following risks, as well as risks that we do not know of or currently deem immaterial, could materially and adversely affect our business, financial condition, results of operations, cash flows and growth prospects. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment. Further, to the extent that any of the information in this prospectus constitutes forward-looking statements, the risk factors below also are cautionary statements identifying important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. See “Special Note Regarding Forward-Looking Statements” beginning on page 30.

Risks Related to our Business

Our business strategy includes the continuation of growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

We have grown our business largely through the acquisition of other financial institutions and through de novo branching. Since June 14, 2006, we have opened six de novo branches and acquired South Louisiana Business Bank (“SLBB”) and First Community Bank (“FCB”) by merger. We intend to continue pursuing a growth strategy for our business through de novo branching and to evaluate attractive acquisition opportunities that are presented to us. Our growth prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies when expanding their franchise, including the following:

•	Management of Growth. We may be unable to successfully maintain loan quality in the context of significant loan growth or maintain adequate management personnel and systems to oversee such growth, including internal audit, loan review and compliance personnel. Our growth may require that we implement additional policies, procedures and operating systems, and we may encounter difficulties in doing so at all or in a timely manner.

•	Operating Results. There is no assurance that existing offices or future offices will maintain or achieve deposit levels, loan balances or other operating results necessary to avoid losses or produce profits. Our growth and de novo branching strategy necessarily entails growth in overhead expenses as we routinely add new offices and staff. Our historical results may not be indicative of future results or results that may be achieved as we continue to increase the number and concentration of our branch offices. Should any new location be unprofitable or marginally profitable, or should any existing location experience a decline in profitability or incur losses, the adverse effect on our results of operations and financial condition could be more significant than would be the case for a larger company.

•	De Novo Branching. There are considerable costs involved in opening branches, and new branches generally do not generate sufficient revenues to offset their costs until they have been in operation for at least a year or more. Accordingly, our de novo branches can be expected to negatively impact our earnings for some period of time until the branches reach certain economies of scale. Our expenses could be further increased if we encounter delays in opening any of our de novo branches. We may be unable to accomplish future branch expansion plans due to a lack of available satisfactory sites, difficulties in acquiring such sites, increased expenses or loss of potential sites due to complexities associated with zoning and permitting processes, higher than anticipated merger and acquisition costs or other factors. Finally, we have no assurance our de novo branches or branches that we may acquire will be successful even after they have been established or acquired, as the case may be.

•	Expansion into New Markets. As we grow into new markets in Louisiana and in other states, we are likely to encounter customer demographics and financial services offerings unlike those found in our current markets. In these markets we are likely to face competition from a wide array of financial institutions, including much larger, better-established financial institutions.

Failure to successfully address these issues could have a material adverse effect on our financial condition and results of operations, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated or declines, our operating results could be materially adversely affected.

Our success depends significantly on our management team, and the loss of our senior executive officers or other key employees and our inability to recruit or retain suitable replacements could adversely affect our business, results of operations and growth prospects.

Our success depends significantly on the continued service and skills of our existing executive management team, particularly John J. D’Angelo, our President and Chief Executive Officer, Travis M. Lavergne, our Chief Credit Officer, Ryan P. Finnan, our Chief Operations Officer, Rachel P. Cherco, our Chief Financial Officer, Randolf F. Kassmeier, our General Counsel, and Christopher L. Hufft, our Chief Accounting Officer (whom the Bank hired on February 24, 2014). The implementation of our business and growth strategies also depends significantly on our ability to retain employees with experience and business relationships within their respective market areas, as well as on our ability to attract, motivate and retain highly qualified senior and middle management. We do not have employment agreements with any of our executive officers, and our officers may terminate their employment with us at any time. Competition for employees is intense, and we could have difficulty replacing such officers with personnel with the combination of skills and attributes required to execute our business and growth strategies and who have ties to the communities within our market areas. The loss of any of our key personnel could therefore have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our business is concentrated in southern Louisiana, and a regional or local economic downturn affecting southern Louisiana may magnify the adverse effects and consequences to us.

We conduct our operations almost exclusively in southern Louisiana, and more specifically, in the Baton Rouge, New Orleans, Lafayette and Hammond metropolitan areas. At March 31, 2014, approximately 98.41% of the secured loans in our loan portfolio are secured by properties and other collateral located in Louisiana, while approximately 73.82% of the loans in our loan portfolio (measured by dollar amount) were made to borrowers who live or work in either the Baton Rouge or New Orleans metropolitan area. This geographic concentration imposes a greater risk to us than to our competitors in the area who maintain significant operations outside of southern Louisiana. Accordingly, any regional or local economic downturn, or natural or man-made disaster, that affects southern Louisiana or existing or prospective property or borrowers in such area may affect us and our profitability more significantly and more adversely than our more geographically diversified competitors.

More particularly, much of our business development and marketing strategy is directed toward fulfilling the banking and financial services needs of small to medium-sized businesses. Such businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact our markets or the Louisiana market generally and these businesses are adversely affected, our financial condition and results of operations may be negatively affected.

We have a significant number of loans secured by real estate, and a downturn in the real estate market could result in losses and negatively impact our profitability.

At March 31, 2014, approximately 68.5% of our total loan portfolio had real estate as a primary or secondary component of the collateral securing the loan. The real estate provides an alternate source of repayment in the event of a default by the borrower and may deteriorate in value during the time the credit is extended. Real estate values in southern Louisiana declined in the aftermath of Hurricane Katrina in August, 2005. These values started to improve in 2006 and 2007. However, in connection with the national recession, real estate values nationally declined severely in 2008 and 2009, including in our markets. Recently, real estate values both nationally and in our markets have shown improvement. Future declines in real estate values in our southern

Louisiana markets could significantly impair the value of the particular collateral securing our loans and our ability to sell the collateral upon foreclosure for an amount necessary to satisfy the borrower’s obligations to us. Furthermore, in a declining real estate market, we often will need to further increase our allowance for loan losses to address the deterioration in the value of the real estate securing our loans. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Commercial real estate loans may expose us to greater risks than 1-4 family real estate loans.

Our loan portfolio includes non-owner-occupied commercial real estate loans for individuals and businesses for various purposes, which are secured by commercial properties, as well as real estate construction and development loans. As of March 31, 2014, our non-owner-occupied commercial real estate loans totaled $97.7 million, or 18.5% of our total loan portfolio. All of our non-owner-occupied commercial real estate loans were performing as of March 31, 2014.

Commercial real estate loans typically depend on cash flows from the property to service the debt. Cash flows, either in the form of rental income or the proceeds from sales of commercial real estate, may be affected significantly by general economic conditions. These loans expose a lender to greater credit risk than loans secured by residential real estate because the collateral securing these loans typically cannot be liquidated as easily as residential real estate. If we foreclose on these loans, our holding period for the collateral typically is longer than for a 1-4 family residential property because there are fewer potential purchasers of the collateral. Additionally, non-owner-occupied commercial real estate loans generally involve relatively large balances to single borrowers or related groups of borrowers. Accordingly, charge-offs on non-owner-occupied commercial real estate loans may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios. Unexpected deterioration in the credit quality of our commercial real estate loan portfolio would require us to increase our provision for loan losses, which would reduce our profitability and could materially adversely affect our business, financial condition, results of operations and growth prospects.

We are exposed to consumer credit risk.

We originate a significant number of consumer installment loans, particularly with respect to automobile finance. We are subject to credit risk resulting from defaults in payment or performance by customers for our loans, as well as loans that we sell to third parties but retain servicing rights. A weak economic environment and high unemployment rates could exert pressure on our auto loan customers resulting in higher delinquencies, repossessions and losses. There can be no assurances that our monitoring of our credit risk as it affects the value of these loans and the underlying collateral will be sufficient to prevent an effect on our profitability and financial condition.

There are also risks with respect our auto lending in particular. First, as an indirect auto lender, all of our auto loans are originated by dealerships with which we have relationships. As a result, we do not have relationships directly with the borrowers and are dependent on the relationships these dealerships have with their customers to make a determination on whether or not there are factors that would cause an otherwise qualified customer to not repay the loan. In addition, federal and state laws may prohibit, limit, or delay our repossession and sale of vehicles on defaulted automobile loan contracts, which will impair our ability to recover losses on these loans. Additional factors that may affect our ability to recoup the full amount due on an indirect auto loan include, among other things, our failure to perfect our security interest in the relevant vehicle, depreciation, obsolescence, damage or loss to the vehicle and the impact of federal and state bankruptcy and insolvency laws. Furthermore, proceeds from the sale of repossessed vehicles can fluctuate significantly based upon market conditions. A deterioration in general economic conditions could result in a greater loss in the sale of repossessed vehicles than we have historically experienced.

Our allowance for loan losses may prove to be insufficient to absorb losses inherent in our loan portfolio, and we may be required to further increase our provision for loan losses.

Although we endeavor to diversify our loan portfolio in order to minimize the effect of economic conditions within a particular industry, management also maintains an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, to absorb probable credit losses inherent in the entire loan portfolio. We maintain our allowance for loan losses at a level considered adequate by management to absorb probable loan losses, including collateral impairment, based on our analysis of our portfolio and market environment, using relevant information available to us. Among other considerations in establishing the allowance for loan losses, management considers economic conditions reflected within industry segments, the unemployment rate in our markets, loan segmentation and historical losses that are inherent in the loan portfolio.

As of March 31, 2014, our allowance for loan losses as a percentage of total loans, net of unearned income, was 0.67% and as a percentage of total nonperforming loans was 206%. The determination of the appropriate level of the allowance is inherently subjective and requires us to make significant estimates of current credit risks and future trends, all of which are subject to material changes. In addition, loans acquired in connection with business combination transactions are measured at fair value, based on management’s estimates related to expected prepayments and the amount and timing of undiscounted expected principal, interest and other cash flows. Because fair value measurements incorporate assumptions regarding credit risk, no allowance for loan losses related to the acquired loans is recorded on the acquisition date.

Inaccurate management assumptions, including with respect to the fair value of acquired loans, continuing deterioration of economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require us to increase our allowance for loan losses. In addition, bank regulatory agencies periodically review the allowance for loan losses and may require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. Finally, if actual charge-offs in future periods exceed the allowance for loan losses, we will need additional provisions to increase the allowance for loan losses. Any increases in the allowance for loan losses will result in a decrease in net income and, possibly, capital and may have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Lack of seasoning of our loan portfolio could increase the risk of future credit defaults.

As a result of our growth over the past three years, a large portion of loans in our loan portfolio and of our lending relationships are of relatively recent origin. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as “seasoning.” As a result, a portfolio of older loans will usually behave more predictably than a newer portfolio. Because a large portion of our portfolio is relatively new, the current level of delinquencies and defaults may not represent the level that may prevail as the portfolio becomes more seasoned. If delinquencies and defaults increase, we may be required to increase our provision for loan losses, which could materially adversely affect our business, financial condition, results of operations and growth prospects.

We are subject to interest rate risk.

The majority of our banking assets are monetary in nature and subject to risk from changes in interest rates. Our earnings, like that of most financial institutions, are significantly dependent on our net interest income, which is the difference between our interest income on interest-earning assets, such as loans and investment securities, and our interest expense on interest-bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this “gap” will negatively impact our earnings. At March 31, 2014, our interest sensitivity profile was somewhat liability sensitive, meaning that our net interest expense would increase more from rising interest rates than from falling interest rates.

Interest rates are highly sensitive to many factors that are beyond our control, including governmental monetary policies, inflation, recession, changes in unemployment, the money supply, international disorder and instability in domestic and foreign financial markets. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the interest we pay on deposits and borrowings, but such changes could also affect our ability to originate loans and obtain deposits, the fair value of our financial assets and liabilities and the average duration of our assets. Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

In addition, as interest rates increase, the ability of borrowers to repay their current loan obligations could be negatively impacted, which would adversely affect our results of operations. These circumstances could not only result in increased loan defaults, foreclosures and charge-offs but also necessitate further increases to the allowance for loan losses. At the same time, the marketability of the property securing a loan may be adversely affected by any reduced demand resulting from higher interest rates. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income, but we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets would have an adverse impact on net interest income. On the other hand, in a declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their loans at lower rates.

If short-term interest rates remain at their historically low levels for a prolonged period, and assuming longer term interest rates fall further, we could experience net interest margin compression as our interest-earning assets would continue to reprice downward while our interest-bearing liability rates could fail to decline in tandem. Such an occurrence would have a material adverse effect on our net interest income and our results of operations.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results. As a result, current and potential shareholders could lose confidence in our financial reporting which would harm our business and the trading price of our securities.

As a public company, our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on that system of internal control. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. We are currently in the process of establishing a system of internal control over financial reporting that will enable us to comply with our obligations under the federal securities laws and other applicable legal requirements. As an emerging growth company, we are exempt from the requirement under the Sarbanes-Oxley Act of 2002 to obtain an attestation report from our auditors on management’s assessment of our internal control over financial reporting, and we have not received such a report.

In connection with the preparation of our financial statements for the year ended December 31, 2013, we identified significant deficiencies in our internal control over financial reporting related to complex accounting transactions and financial closing matters. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of our financial reporting. At the direction of our senior management, we have taken what we believe are the appropriate actions to remediate these significant deficiencies, including, among other things, hiring additional accounting personnel, using outside accountants and consultants to supplement our internal staff and improving our internal control procedures. We will continue to periodically test and update our internal control systems, including our financial reporting controls, but we can give no assurances that our actions will be sufficient to result in an effective internal control environment.

If we are unable to implement and maintain our system of internal control over financial reporting free from material weaknesses or are otherwise unable to comply in a timely manner with the requirements under federal law and regulations with respect to our internal control over financial reporting, we may not be able to report our financial results accurately and timely. As a result, investors, counterparties and customers may lose confidence in the accuracy and completeness of our financial reports. In addition, we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources. As a result of these investigations, we could be required to implement expensive and time-consuming remedial measures, including the potential delisting of our securities from the Nasdaq Global Market. Any of these events could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Hurricanes or other adverse weather conditions, as well as man-made disasters, could negatively affect our local markets or disrupt our operations, which may adversely affect our business and results of operations.

Our business is concentrated in southern Louisiana, and in the Baton Rouge, New Orleans, Lafayette and Hammond metropolitan areas in particular. Southern Louisiana is susceptible to major hurricanes, floods, tropical storms and other natural disasters and adverse weather. These natural disasters can disrupt our operations, cause widespread property damage and severely depress the local economies in which we operate. For example, Hurricane Gustav in 2008 severely impacted our headquarters city of Baton Rouge, with power in many areas of the city not being restored for nearly three weeks after the hurricane. The 2010 Deepwater Horizon oil spill in the Gulf of Mexico illustrates that man-made disasters can also adversely affect economic activity in the markets in which we operate. Any economic decline as a result of a natural disaster, adverse weather, oil spill or other man-made disaster can reduce the demand for loans and our other products and services.

Such events could also affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans (resulting in increased delinquencies, foreclosures and loan losses), impair the value of collateral securing such loans, cause significant property damage, result in loss of revenue and/or cause us to incur additional expenses. The occurrence of any such event could, therefore, result in decreased revenue and loan losses that have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We are subject to a variety of risks in connection with any sale of loans we may conduct.

As discussed elsewhere in this prospectus, we sell certain mortgage loans that we originate as well as pools of our auto loans. In connection with these sales, we are typically required to make representations and warranties to the purchaser about the loans sold and the procedures under which those loans have been originated. If these representations and warranties are incorrect, we may be required to indemnify the purchaser for its losses or we may be required to repurchase part or all of the affected loans. Borrower fraud may also cause us to have to repurchase loans that we have sold. If we are required to make any indemnity payments or repurchases and do not have a remedy available to us against a solvent counterparty, we may not be able to recover our losses resulting from these indemnity payments and repurchases. Consequently, our results of operations may be adversely affected.

Federal Reserve quantitative easing and other government programs designed to support the economy could result in inflation and other adverse effects on the economy in general and financial institutions in particular.

It is currently a matter of significant debate among economists, governmental banking agencies and others regarding the likelihood of significant inflation across some or all asset classes, both in the United States and in the global economy. Some policymakers have taken the position that an increase in inflation will be beneficial, rather than harmful, to the U.S. economy. If governmental policies or general market factors result in an increase in inflation, such increase could significantly affect our profitability and operations. We expect the Board of Governors of the Federal Reserve System, or the Federal Reserve, to continue to support the growth of the money supply in the United States by keeping the Federal funds rate low and by continuing to purchase a substantial amount of U.S. Treasuries and other debt securities (referred to as “quantitative easing”), although the level of purchases has begun to be gradually reduced. If the U.S. economy continues to demonstrate weakness or only sluggish growth in upcoming periods, it seems likely that at least some level of monetary easing will continue for a protracted period. If this occurs, an increase in inflation will become more likely, and any such increase will place significant pressure on bank deposit levels, which may have a material adverse effect on all financial institutions, including the Bank.

Factors outside our control could result in impairment of or losses with respect to our investment securities.

There are many factors beyond our control that can significantly influence, and adversely change, the fair value of the securities in our portfolio. Factors include, for example, rating agency downgrades of the securities, defaults by the issuer or continued instability in the capital markets. Any of these factors, among others, could cause other-than-temporary impairments and realized and/or unrealized losses in future periods and declines in other comprehensive income, which could materially and adversely affect our business, results of operations, financial condition and growth prospects. The process for determining whether impairment of a security is other-than-temporary usually requires difficult, subjective judgments about the future financial performance and liquidity of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security.

We may need to raise additional capital in the future to execute our business strategy.

In addition to the liquidity that we require to conduct our day-to-day operations, the Company, on a consolidated basis, and Investar Bank, on a stand-alone basis, must meet certain regulatory capital requirements. With the implementation of certain new regulatory requirements, such as the Basel III accord and the capital requirements enacted under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, financial institutions may be required to establish higher tangible capital requirements. Also, we may need capital to finance acquisitions.

Our ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities, and on our financial condition and performance. Accordingly, we cannot assure you that we will be able to raise additional capital if needed or on terms acceptable to us. If we fail to maintain capital to meet regulatory requirements, our business, financial condition, results of operations and growth prospects could be materially and adversely affected.

Competition in our industry is intense, which could adversely affect our growth and profitability.

We face substantial competition in all areas of our operations from a variety of different competitors, many of which are larger and have substantially greater resources than we have, including higher total assets and capitalization, a more extensive and established branch network, greater access to capital markets and a broader offering of financial services. Such competitors primarily include national, regional and community banks within the various markets in which we operate. Because of their scale, many of these competitors can be more aggressive than we can on loan and deposit pricing. We also face competition from many other types of financial institutions, including savings and loans, credit unions, finance companies, brokerage firms, insurance companies, factoring companies and other financial intermediaries. Many of these entities have fewer regulatory constraints and may have lower cost structures than we do.

Our industry could become even more competitive as a result of legislative and regulatory changes as well as continued consolidation. The increased regulatory requirements imposed on financial institutions as well as the economic downturn in the United States have already resulted in the consolidation of a number of financial institutions, in addition to acquisitions of failed institutions. We expect additional consolidation to occur. Finally, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. If we are unable to successfully compete, our business, financial condition, results of operations and growth prospects will be materially adversely affected.

We may fail to realize the anticipated benefits of our recent acquisitions.

The success of our recent acquisitions of SLBB and FCB will depend on a number of factors, including, as to each acquisition, the following:

•	our ability to realize anticipated long-term cost savings and the amount of such realized savings;

•	the extent to which we are able to retain and grow acquired customer relationships;

•	how profitably (if at all) we deploy the capital acquired in the transaction; and

•	our ability to successfully manage the combined operations.

If we are not able to successfully achieve these objectives, the anticipated benefits of the acquisitions may not be realized fully or at all or may take longer to realize than expected. For example, we may experience increased credit costs or need to take additional markdowns and make additional provisions to the allowance for loan losses on the loans acquired from SLBB and FCB, which would reduce the benefits of the applicable acquisition. Additionally, we have made fair value estimates of certain assets and liabilities in recording each acquisition. Actual values of these assets and liabilities could differ from our estimates, which could result in our not achieving the anticipated benefits of the particular acquisition.

Any of these factors could adversely affect our financial condition and results of operations in the future.

If the goodwill that we recorded in connection with a business acquisition becomes impaired, it could require charges to earnings, which would have a negative impact on our financial condition and results of operations.

Goodwill represents the amount by which the cost of an acquisition exceeded the fair value of net assets we acquired in connection with the purchase of another financial institution. We review goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that the carrying value of the asset might be impaired.

We determine impairment by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any such adjustments are reflected in our results of operations in the periods in which they become known. As of March 31, 2014, our goodwill totaled $2.7 million. While we have not recorded any such impairment charges since we initially recorded the goodwill, there can be no assurance that our future evaluations of goodwill will not result in findings of impairment and related write-downs, which may have a material adverse effect on our financial condition and results of operations.

We may face risks with respect to future acquisitions.

When we attempt to expand our business in Louisiana and other states through mergers and acquisitions, we seek targets that are culturally similar to us, have experienced management and possess either significant market presence or have potential for improved profitability through economies of scale or expanded services. In addition to the general risks associated with our growth plans highlighted above, acquiring other banks, businesses or branches involves various risks commonly associated with acquisitions, including, among other things:

•	the time and costs associated with identifying and evaluating potential acquisition and merger targets;

•	inaccuracies in the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target institution;

•	the time and costs of evaluating new markets, hiring experienced local management and opening new bank locations, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•	our ability to finance an acquisition and possible dilution to our existing shareholders;

•	the diversion of our management’s attention to the negotiation of a transaction;

•	the incurrence of an impairment of goodwill associated with an acquisition and adverse effects on our results of operations;

•	entry into new markets where we lack experience; and

•	risks associated with integrating the operations and personnel of the acquired business in a manner that permits growth opportunities and does not materially disrupt existing customer relationships or result in decreased revenues resulting from any loss of customers.

With respect to the risks particularly associated with the integration of an acquired business, we may encounter a number of difficulties, such as:

•	customer loss and revenue loss;

•	the loss of key employees;

•	the disruption of our operations and business;

•	our inability to maintain and increase competitive presence;

•	possible inconsistencies in standards, control procedures and policies; and/or

•	unexpected problems with costs, operations, personnel, technology and credit.

In addition to the risks posed by the integration process itself, the focus of management’s attention and effort on integration may result in a lack of sufficient management attention to other important issues, causing harm to our business. Also, general market and economic conditions or governmental actions affecting the financial industry generally may inhibit our successful integration of an acquired business.

We expect to continue to evaluate merger and acquisition opportunities that are presented to us and conduct due diligence activities related to possible transactions with other financial institutions. As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving cash, debt or equity securities may occur at any time. Historically, acquisitions of non-failed financial institutions involve the payment of a premium over book and market values, and, therefore, some dilution of our book value and net income per share may occur in connection with any future transaction. Failure to realize the expected revenue increases, cost savings, increases in geographic or product presence and/or other projected benefits from an acquisition could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

The obligations associated with being a public company will require significant resources and management attention, which will increase our costs of operations and may divert focus from our business operations.

We have not been required in the past to file periodic reports with the Securities and Exchange Commission, or the SEC, or to have our consolidated financial statements completed, reviewed or audited and filed prior to a specified deadline. As a publicly traded company following completion of this offering, we will be required to file periodic reports containing our consolidated financial statements with the SEC within a specified time following the completion of quarterly and annual periods. There are also significant financial, legal, accounting, insurance and other expenses associated with being a public company in addition to the costs associated with complying with the SEC’s reporting requirements. Not only will meeting our obligations as a public company result in our incurrence of additional costs, but they will also occupy a material portion of management’s time that would have been used to implement our growth strategy and other strategic initiatives and otherwise manage our day-to-day operations. Although we cannot predict or estimate the amount of additional costs we may incur in order to comply with our obligations as a public company, we anticipate that these costs will materially increase our general and administrative expenses.

As a business operating in the financial services industry, our business and operations may be adversely affected by current economic conditions.

General business and economic conditions in the United States and abroad can materially affect our business and operations. A weak U.S. economy is likely to cause uncertainty about the federal fiscal policymaking process, the medium and long-term fiscal outlook of the federal government and future tax rates. In addition, economic conditions in foreign countries, including uncertainty over the stability of the euro currency, could affect the stability of global financial markets, which could hinder U.S. economic growth.

Weak economic conditions are characterized by deflation, fluctuations in debt and equity capital markets, a lack of liquidity and/or depressed prices in the secondary market for mortgage loans, increased delinquencies on mortgage, consumer and commercial loans, residential and commercial real estate price declines and lower home sales and commercial activity. The current economic environment in the United States is also characterized by interest rates at historically low levels, which impacts our ability to attract deposits and to generate attractive earnings through our investment portfolio. All of these factors are detrimental to our business, and the interplay between these factors can be complex and unpredictable. Our business is also significantly affected by monetary and related policies of the U.S. federal government and its agencies. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control. Adverse economic conditions and government policy responses to such conditions could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

A lack of liquidity could adversely affect our ability to fund operations and meet our obligations as they become due.

Liquidity is essential to our business. Liquidity risk is the potential that we will be unable to meet our obligations as they come due because of an inability to liquidate assets or obtain adequate funding. The primary source of the Bank’s funds are customer deposits and loan repayments, while borrowings are a secondary source of liquidity. Our access to deposits and other funding sources in adequate amounts and on acceptable terms is affected by a number of factors, including rates paid by competitors, returns available to customers on alternative investments and general economic conditions. Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses, pay dividends to our shareholders, or to fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our business, financial condition, results of operations and growth prospects.

We rely on information technology and telecommunications systems and third party vendors, and our failure to effectively implement new technology or a breach, computer virus or disruption of service could adversely affect our operations and financial condition.

Our industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. We believe that improved technology allows us to serve our customers in a more efficient and less costly manner. Our ability to compete successfully to some extent depends on whether we can implement new technologies to provide products and services to our customers while avoiding significant operational challenges that increase our costs or delay full implementation of technology enhancements or new products, especially relative to our peers (many of which have greater resources to devote to technological improvements).

Although new technologies enable us to enhance the products and services we offer our customers, this technology exposes us to certain risks. First, the successful and uninterrupted functioning of our information technology and telecommunications systems is critical to our business. We outsource many of our major systems, such as data processing, loan servicing and deposit processing. If one of these third-party service providers terminates their relationship with us or fails to provide services to us for any reason or provides such services poorly, our business will be negatively affected. In addition, we may be forced to replace such vendor, which could interrupt our operations and result in a higher cost to us.

Another risk associated with our reliance on technology is our potential vulnerability to security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers as well as to damage from physical theft, fire, power loss, telecommunications failure or a similar catastrophic event. We have attempted to address these concerns by backing up our systems as well as retaining qualified third party vendors to test and audit our network. However, there can be no guarantees that our efforts will continue to be successful in avoiding problems with our information technology and telecommunications systems. If our efforts are unsuccessful, security breaches, viruses and other technology disruptions could expose us to claims, regulatory scrutiny, litigation and other possible liabilities, in addition to a loss of the confidence of our existing customers in the reliability of our systems.

We are subject to environmental liability risk associated with our lending activities.

A significant portion of our loan portfolio is secured by real property. Also, in the ordinary course of business, we may foreclose on and take title to properties securing certain loans or purchase real estate to expand our facilities. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our business, financial condition, results of operations and growth prospects. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although management has policies and procedures to perform an environmental review before the loan is recorded and before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards.

Risks Related to Our Industry

We operate in a highly regulated environment, which could restrain our growth and profitability.

We are subject to extensive regulation and supervision that governs almost all aspects of our operations, including, among other things, our lending practices, capital structure, investment practices, dividend policy, operations and growth. These laws and regulations, and the supervisory framework that oversees the administration of these laws and regulations, are primarily intended to protect consumers, depositors, the Deposit Insurance Fund and the banking system as a whole, and not shareholders and counterparties. Furthermore, new proposals for legislation continue to be introduced in the U.S. Congress that could further substantially increase regulation of the financial services industry, impose restrictions on our operations and our ability to conduct business consistent with historical practices, including in the areas of compensation, interest rates, financial product offerings and disclosures, and have an effect on bankruptcy proceedings with respect to consumer residential real estate mortgages, among other things. Finally, after the completion of this offering, we will be subject to additional laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and SEC regulations.

Our efforts to comply with these additional laws, regulations and standards are likely to result in increased expenses and a diversion of management time and attention. The information under the heading Supervision and

Regulation beginning on page 86 of this prospectus provides more information regarding the regulatory environment in which we and Investar Bank operate.

Financial reform legislation enacted by Congress will, among other things, tighten capital standards and result in new laws and regulations that likely will increase our costs of operations.

The Dodd-Frank Act was signed into law on July 21, 2010. This law significantly changed the then-existing bank regulatory structure and affected the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act changes the regulatory structure to which we are subject in numerous ways, including, but not limited to, the following:

•	The base for FDIC insurance assessments has been changed to a bank’s average consolidated total assets minus average tangible equity, rather than upon its deposit base, while the FDIC’s authority to raise insurance premiums has been expanded.

•	The current standard deposit insurance limit has been permanently raised to $250,000.

•	The FDIC must raise the ratio of reserves to deposits from 1.15% to 1.35% for deposit insurance purposes by September 30, 2020 and to “offset the effect” of increased assessments on insured depository institutions with assets of less than $10.0 billion.

•	The interchange fees payable on debit card transactions have been limited.

•	There are multiple new provisions affecting corporate governance and executive compensation at all publicly traded companies.

•	All federal prohibitions on the ability of financial institutions to pay interest on commercial demand deposit accounts have been repealed.

Our management continues to assess the impact on our operations of the Dodd-Frank Act and its regulations, many of which have yet to be proposed or adopted or are to be phased-in over the next several months and years. Because the impact of many of the regulations adopted pursuant to the Dodd-Frank Act may not be known for some time, it is difficult to predict at this time what specific impact the Dodd-Frank Act will have on us. However, it is expected that at a minimum our operating and compliance costs will increase, and our interest expense could increase.

In addition to the foregoing, the Dodd-Frank Act established the Bureau of Consumer Financial Protection (the “CFPB”) as an independent entity within the Federal Reserve. The CFPB has broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards, as well as with respect to certain mortgage-related matters, such as steering incentives, determinations as to a borrower’s ability to repay and prepayment penalties. In March, 2013, the CFPB issued a bulletin indicating its intention to review the policies and practices of indirect auto lenders with regard to pricing activities and advising auto lenders to take appropriate steps to ensure compliance with the fair lending provision of the Equal Credit Opportunity Act, or the ECOA. Additionally, the CFPB has begun investigating indirect auto lenders over the sale and financing of extended warranties and other add-on products. Although we believe our auto lending practices comply with existing law and regulation, new rulemaking by the CFPB as well enforcement actions it brings to enforce the ECOA or other laws within its jurisdiction, if applicable to the Bank, could require us to cease or alter our auto lending practices, which in turn could have a material adverse effect on our business, results of operations, financial condition and growth prospects.

Federal and state regulators periodically examine our business, and we may be required to remediate adverse examination findings.

The Federal Reserve, the FDIC and the Louisiana Office of Financial Institutions, or the OFI, periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, a federal banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil monetary penalties against our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. If we become subject to any regulatory actions, it could have a material adverse effect on our business, results of operations, financial condition and growth prospects.

We may be required to pay significantly higher FDIC deposit insurance premiums in the future.

The deposits of Investar Bank are insured by the FDIC up to legal limits and, accordingly, subject it to the payment of FDIC deposit insurance assessments. A bank’s regular assessments are determined by its risk classification, which is based on its regulatory capital levels and the level of supervisory concern that it poses. Recent insured depository institution failures, as well as deterioration in banking and economic conditions generally, have significantly increased the losses of the FDIC, resulting in a decline in the designated reserve ratio of the FDIC to historical lows. To restore this reserve ratio and bolster its funding position, the FDIC imposed a special assessment on depository institutions and also increased deposit insurance assessment rates. Further increases in assessment rates are possible in the future, especially if there are additional bank failures. Any increase in deposit insurance assessment rates, or any future special assessment, could materially and adversely affect our business, results of operations, financial condition and growth prospects.

The short-term and long-term impact of the new regulatory capital rules is uncertain.

In July 2013, each of the U.S. federal banking agencies adopted final rules implementing the recommendations of the International Basel Committee on Bank Supervision to strengthen the regulatory capital requirements of all banking organizations in the United States. The new capital framework, referred to as Basel III, will replace the existing regulatory capital rules for all banks, savings associations and U.S. bank holding companies with greater than $500 million in total assets, and all savings and loan holding companies. The final Basel III rules became effective on January 1, 2014, although the Company and Investar Bank will not be required to be in compliance with the final Basel III rules until January 1, 2015, and the rules will not be fully phased-in until January 1, 2019.

Basel III creates a new regulatory capital standard based on tier 1 common equity and increases the minimum leverage and risk-based capital ratios applicable to all banking organizations. Basel III also changes how a number of the regulatory capital components are calculated. We cannot predict whether the proposed rules will be adopted in the form proposed or if they will be modified in any material way during the rulemaking process. Consequently, the ultimate timing and scope of any U.S. implementation of Basel III remains uncertain. However, any significant increase in our capital requirement could reduce our growth and profitability and materially adversely affect our business, financial condition, results of operations and growth prospects.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The Community Reinvestment Act, or CRA, the ECOA, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The Department of Justice and other federal agencies enforce these laws and regulations, but private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. If an institution’s performance under the Community Reinvestment Act or fair lending laws and regulations is found to be deficient, the institution could be subject to damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion and restrictions on entering new business lines, among other sanctions. In addition, the FDIC’s assessment of our compliance with CRA provisions is taken into account when evaluating any application we submit for, among other things, approval of the acquisition or establishment of a branch or other deposit facility, an office relocation, a merger or the acquisition of another financial institution. Our failure to satisfy our CRA obligations could, at a minimum, result in the denial of such applications and limit our growth.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, the USA PATRIOT Act of 2001, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could materially and adversely affect our business, financial condition, results of operations and growth prospects.

Risks Related to an Investment in our Common Stock

An active, liquid market for our common stock may not develop or be sustained following the offering, and you may not be able to sell your common stock when or in the amounts you wish to.

Prior to this offering, there has been no established public trading market for our common stock. Our common stock has been approved for listing on the Nasdaq Global Market. Nevertheless, an active trading market for shares of our common stock may not develop or be sustained following the offering. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of our common stock, over which we have no control. If an active market does not develop, shareholders may not be able to sell their shares at the volume, prices and times desired. The initial public offering price for our common stock has been determined by negotiations between us and the representative of the underwriters. The price may not be indicative of prices that will prevail in the open market after this offering. The market price of our common stock may decline below the initial offering price, and you may not be able to sell your common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to expand our business by using our common stock as consideration.

The market price of our common stock may be volatile following this offering, and our stock price may fall below the initial public offering price at the time you desire to sell your shares of our common stock, resulting in a loss on your investment.

The market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including, without limitation:

•	actual or anticipated variations in our quarterly and annual operating results, financial condition or asset quality;

•	changes in general economic or business conditions, both domestically and internationally;

•	the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve, or in laws and regulations affecting us;

•	the number of securities analysts covering us;

•	publication of research reports about us, our competitors, or the financial services industry generally, or changes in, or failure to meet, securities analysts’ estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

•	changes in market valuations or earnings of companies that investors deem comparable to us;

•	the average daily trading volume of our common stock;

•	future issuances of our common stock or other securities;

•	additions or departures of key personnel;

•	perceptions in the marketplace regarding our competitors and/or us;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us; and

•	other news, announcements or disclosures (whether by us or others) related to us, our competitors, our core market or the financial services industry.

The stock market and, in particular, the market for financial institution stocks have experienced significant fluctuations in recent years. In many cases, these changes have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock, which may make it difficult for you to resell your shares at the volume, prices and times desired.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. While we retain this status, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. See Implications of Being an Emerging Growth Company on page i of this prospectus. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions, or if we choose to rely on additional exemptions in the future. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Investors in this offering will experience immediate dilution as a result of this offering.

The initial public offering price is higher than the net tangible book value per share of our common stock immediately following the offering. Therefore, if you purchase common stock in this offering, you will experience immediate dilution in tangible book value per share in relation to the price that you paid for your shares. The dilution as a result of the offering will be $0.88 per share, and our pro forma net tangible book value of $13.12 per share as of March 31, 2014. This represents 6.3% dilution from the initial public offering price. For a further discussion of the dilution you will experience immediately after this offering, see the Dilution section beginning on page 36 of this prospectus.

Shares eligible for future sale could have a dilutive effect.

Shares of our common stock eligible for future sale, including those that may be issued in any other private or public offering of our common stock for cash or as incentives under incentive plans, could have a dilutive effect on the market for our common stock and could adversely affect market prices. All of the shares of common stock sold in this offering (including 431,250 additional shares if the underwriters exercise their purchase option in full) will be freely tradable, except that any shares purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act) may be sold publicly only in compliance with the limitations described under the heading Shares Eligible For Future Sale beginning on page 118 of this prospectus. The remaining 3.9 million outstanding shares of our common stock, or 54.4% of our outstanding shares (assuming the underwriters exercise their purchase option in full), will be deemed to be “restricted securities” as that term is defined in Rule 144, and may be sold in the market over time in private transactions or future public offerings. We also intend to file a registration statement on Form S-8 under the Securities Act to register up to 600,000 shares of common stock issued or reserved for future issuance under our Equity Incentive Plan. We may issue all of these shares without any action or approval by our shareholders, and these shares, once issued (including upon exercise of outstanding options), will be available for sale into the public market, subject to the restrictions described above, if applicable, for affiliate holders.

Our management will have broad discretion in the use of the net proceeds from this offering, and the use of such proceeds may not yield a favorable return on your investment.

We expect to use the net proceeds of this offering for general working capital and other corporate purposes, which may include, among other things, funding loans and purchasing investment securities through the Bank. We may also use the net proceeds to fund acquisition opportunities, although we have no present plans in that regard. You may not agree with how our management ultimately decides to use the proceeds of this offering. In addition, we may not use the proceeds of this offering effectively or in a manner that increases our market value or enhances our profitability. There is no set timetable for when we will deploy the proceeds, and we cannot predict this timetable. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, return on assets and return on equity. See the Use of Proceeds section on page 31 of this prospectus.

Our dividend policy may change without notice, and our future ability to pay dividends is subject to restrictions.

Holders of our common stock are entitled to receive only such cash dividends as our board of directors may declare out of funds legally available for the payment of dividends. Although prior to the Share Exchange Investar Bank paid dividends to its shareholders over the past two years and after the Share Exchange the Company paid a dividend to its shareholders on January 31, 2014 and has declared a dividend payable on July 31, 2014 to shareholders of record as of June 24, 2014, we have no obligation to continue paying dividends, and we may change our dividend policy at any time without notice to our shareholders. As of the date of this prospectus, our intention is to pay a quarterly cash dividend after the offering.

Since the Company’s primary asset is its stock of Investar Bank, we are dependent upon dividends from the Bank to pay our operating expenses, satisfy our obligations and to pay dividends on the Company’s common stock. Accordingly, any declaration and payment of dividends on common stock will substantially depend upon the Bank’s earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate and other factors deemed relevant by our board of directors. Furthermore, consistent with our strategic plans, growth initiatives, capital availability, projected liquidity needs, and other factors, we have made, and will continue to make, capital management decisions and policies that could adversely impact the amount of dividends, if any, paid to our shareholders.

In addition, there are numerous laws and banking regulations that limit our and Investar Bank’s ability to pay dividends. For Investar Bank, federal and state statutes and regulations require, among other things, that the

Bank maintain certain levels of capital in order to pay a dividend. Further, state and federal banking authorities have the ability to restrict the payment of dividends by supervisory action. At the holding company level, the Federal Reserve Board has indicated that bank holding companies should carefully review their dividend policy in relation to the organization’s overall asset quality, level of current and prospective earnings and level, composition and quality of capital. The guidance requires that a company inform and consult with the Federal Reserve Board prior to declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in an adverse change to its capital structure.

For additional information, refer to the information under the heading Dividend Policy beginning on page 32 of this prospectus.

Our Restated Articles of Incorporation and By-laws, and certain banking laws applicable to us, could have an anti-takeover effect that decreases our chances of being acquired, even if our acquisition is in our shareholders’ best interests.

Certain provisions of our restated articles of incorporation and by-laws, and federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire control of our organization or conduct a proxy contest, even if those events were perceived by many of our shareholders as beneficial to their interests. These provisions, and the corporate and banking laws and regulations applicable to us:

•	enable our board of directors to issue additional shares of authorized, but unissued capital stock. In particular, our board may issue “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by the board;

•	enable our board of directors to increase the size of the board and fill the vacancies created by the increase;

•	enable our board of directors to amend our by-laws without shareholder approval;

•	require advance notice for director nominations and other shareholder proposals; and

•	require prior regulatory application and approval of any transaction involving control of our organization.

These provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including circumstances in which our shareholders might otherwise receive a premium over the market price of our shares.

Our issuance of preferred stock could adversely affect holders of our common stock and discourage a takeover.

Our shareholders authorized our board of directors to issue up to 5,000,000 shares of preferred stock without any further action on the part of our shareholders. The board also has the power, without shareholder approval, to set the terms of any series of preferred stock that may be issued, including voting rights, dividend rights, preferences over our common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock could be adversely affected. In addition, the ability of our board of directors to issue shares of preferred stock without any action on the part of our shareholders may impede a takeover of us and prevent a transaction perceived to be favorable to our shareholders.

Holders of the junior subordinated debentures have rights that are senior to those of our common shareholders.

We assumed junior subordinated debentures in connection with the FCB acquisition. At March 31, 2014, we had trust preferred securities and accompanying junior subordinated debentures with a carrying value of $3.6 million. Payments of the principal and interest on the trust preferred securities of these trusts are conditionally guaranteed by us. Further, the junior subordinated debentures we issued to the trusts are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on our junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on our common stock.

An investment in our common stock is not an insured deposit and is subject to risk of loss.

Your investment in our common stock will not be a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements include statements relating to our projected growth, anticipated future financial performance, financial condition, credit quality and performance goals, as well as statements relating to the anticipated effects on our business, financial condition and results of operations from expected developments, our growth and potential acquisitions. These statements can typically be identified through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “think,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or other comparable of a future or forward-looking nature.

Our forward-looking statements in this prospectus are based on assumptions and estimates that management believes to be reasonable in light of the information available at this time. However, many of these statements are inherently uncertain and beyond our control and could be affected by many factors. Factors that could have a material effect on our business, financial condition, results of operations and future growth prospects can be found in the Risk Factors and Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of this prospectus beginning on pages 12 and 53 of this prospectus, respectively, and elsewhere in this prospectus. These factors include, but are not limited to, the following, any one or more of which could materially affect the outcome of future events:

•	business and economic conditions generally and in the financial services industry in particular, whether nationally, regionally or in the markets in which we operate;

•	our ability to achieve organic loan and deposit growth, and the composition of that growth;

•	changes (or the lack of changes) in interest rates, yield curves and interest rate spread relationships that affect our loan and deposit pricing and changes in quantitative easing by the Federal Reserve;

•	the extent of continuing client demand for the high level of personalized service that is a key element of our banking approach as well as our ability to execute our strategy generally;

•	our dependence on our management team, and our ability to attract and retain qualified personnel;

•	changes in the quality or composition of our loan or investment portfolios, including adverse developments in borrower industries or in the repayment ability of individual borrowers;

•	inaccuracy of the assumptions and estimates we make in establishing reserves for probable loan losses and other estimates;

•	the concentration of our business within our geographic areas of operation in Louisiana;

•	concentration of credit exposure;

•	deteriorating asset quality and higher loan charge-offs, and the time and effort necessary to resolve problem assets;

•	a lack of liquidity, including as a result of a reduction in the amount of deposits we hold or other sources of liquidity;

•	our potential growth, including our entrance or expansion into new markets, and the need for sufficient capital to support that growth;

•	difficulties in identifying attractive acquisition opportunities and strategic partners that will complement our private banking approach;

•	our ability to efficiently integrate acquisitions into our operations, retain the customers of acquired businesses and grow the acquired operations;

•	the impact of litigation and other legal proceedings to which we become subject;

•	data processing system failures and errors;

•	the expenses we will incur to operate as a public company;

•	competitive pressures in the consumer finance, commercial finance, retail banking, mortgage lending and auto lending industries, as well as the financial resources of, and products offered by, competitors;

•	the impact of changes in laws and regulations applicable to us, including banking, securities and tax laws and regulations and accounting standards, as well as changes in the interpretation of such laws and regulations by our regulators;

•	changes in the scope and costs of FDIC insurance and other coverages;

•	governmental monetary and fiscal policies;

•	hurricanes, other natural disasters and adverse weather; oil spills and other man-made disasters; acts of terrorism, an outbreak of hostilities or other international or domestic calamities, acts of God and other matters beyond our control; and

•	other circumstances, many of which are beyond our control.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements.

Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

The net proceeds to us from the sale of our common stock in this offering will be approximately $36.2 million (or approximately $41.8 million if the underwriters exercise in full their option to purchase additional shares of common stock from us), after deducting estimated underwriting discounts and offering expenses.

We intend to use the net proceeds of this offering (substantially all of which we intend to contribute to the capital of the Bank after repaying amounts outstanding under the line of credit discussed below) primarily to support growth in our loan and investment securities portfolios, to bolster our capital in light of the heightened capital standards under the Basel III accord, to permit future strategic acquisitions and for other general working capital and corporate purposes, all while maintaining our capital ratios at acceptable levels. In addition, a larger capital base will increase our legal lending limit, permitting us to make larger loans and to better penetrate our market areas. To support our balance sheet growth while maintaining the Bank’s capital at levels set by management until the completion of this offering, we established a $5.0 million line of credit with another bank. This line of credit, the entire amount of which has been drawn and contributed to the Bank (or will have been so drawn and contributed prior to the completion of this offering), bears interest at a floating rate equal to the prime rate quoted in The Wall Street Journal and is secured by a pledge of all of the stock of the Bank. We intend to repay all amounts outstanding under this line of credit with the proceeds of this offering. Although in the ordinary course of our business we evaluate potential acquisition opportunities from time to time, we do not have any immediate plans, arrangements or understandings relating to any specific acquisition or similar transaction.

Our management will retain broad discretion to allocate the net proceeds of this offering, and the precise amounts and timing of our use of the net proceeds of this offering will depend upon market conditions, as well as other factors. Until we deploy the proceeds of this offering for the uses described above, we expect to hold such proceeds in short-term investments.

DIVIDEND POLICY

The following table shows the amount and timing of dividends paid on shares of Investar Bank’s common stock in 2012 and 2013 prior to the Share Exchange and on shares of the Company’s common stock subsequent to the Share Exchange in 2014:

Declaration Date	Payment Date	Amount Per Share
December 31, 2011	January 31, 2012	$0.0118
March 31, 2012	April 30, 2012	0.0117
June 30, 2012	July 31, 2012	0.0112
September 30, 2012	October 31, 2012	0.0115
December 19, 2012	February 28, 2013	0.0117
March 20, 2013	May 31, 2013	0.0118
July 17, 2013	August 31, 2013	0.0119
September 18, 2013	October 31, 2013	0.0120
January 15, 2014	January 31, 2014	0.0121
June 13, 2014	July 31, 2014	0.0123

Subject to prior approval from our board of directors, we intend to continue the payment of a cash dividend on a quarterly basis to holders of our common stock. Our board of directors may change the amount of, or entirely eliminate the payment of, future dividends at its discretion, without notice to our shareholders. We are in no way obligated to pay dividends on our common stock. Any future determination relating to our dividend policy will depend upon a number of factors, including, but not limited to: (1) our historical and projected financial condition, liquidity and results of operations, (2) our capital levels and needs, (3) any acquisitions or potential acquisitions that we are considering, (4) contractual, statutory and regulatory prohibitions and other limitations (as briefly discussed below), (5) general economic conditions and (6) other factors deemed relevant by the board. There can be no assurances that we will be able to pay dividends to holders of our common stock.

Our ability to pay dividends may be limited on account of the junior subordinated debentures that we assumed in the FCB acquisition, which are senior to our shares of common stock. At March 31, 2014, the carrying value of our junior subordinated debentures was $3.6 million. We must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. Interest accrues on the debentures at a floating rate equal to three-month LIBOR + 1.77% and is payable quarterly in arrears on March 16, June 16, September 16 and December 16 of each year. The amount of the quarterly interest payment due on our junior subordinated debentures for the period from December 16, 2013 through March 16, 2014 was approximately $18,000, which we paid in full in a timely manner. We have the right to defer distributions on our junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on our common stock.

As a Louisiana corporation, we are subject to certain restrictions on dividends under the Louisiana Business Corporation Law. Generally, a Louisiana corporation may pay dividends to its shareholders out of its surplus (the excess of its assets over its liabilities and stated capital) or out of its net profits for the then current and preceding fiscal year unless the corporation is insolvent or the dividend would render the corporation insolvent. Our status as a bank holding company also affects our ability to pay dividends, in two ways:

•	Since we are a holding company with no material business activities, our ability to pay dividends is substantially dependent upon the ability of Investar Bank to transfer funds to us in the form of dividends, loans and advances. The Bank’s ability to pay dividends and make other distributions and payments to us is itself subject to various legal, regulatory and other restrictions.

•	As a holding company of a bank, our payment of dividends must comply with the policies and enforcement powers of the Federal Reserve.

For additional information about the regulatory restrictions and limitations on both us and Investar Bank with respect to the payment of dividends, refer to the information in the Supervision and Regulation section under the headings —Supervision and Regulation of Investar Holding Corporation, Payment of Dividends; Source of Strength on page 89 of this prospectus and —Supervision and Regulation of Investar Bank, Dividends on page 91 of this prospectus.

CAPITALIZATION

The following table sets forth our consolidated capitalization, including regulatory capital ratios on a consolidated basis, as of March 31, 2014, (1) on an actual basis and (2) on an as adjusted basis after giving effect to the net proceeds from our sale of 2,875,000 shares of common stock in this offering (assuming the underwriters do not exercise their purchase option), after (i) deducting estimated underwriting discounts and the estimated offering expenses payable by us and (ii) the repayment of our $5.0 million line of credit described in Use of Proceeds above. You should read the following table in conjunction with the sections titled Selected Financial Information and Management’s Discussion and Analysis of Financial Condition and Results of Operations as well as our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2014
	Actual	As Adjusted
	(dollars in thousands, except share amounts and per share data)
Long-term borrowings:
FHLB advances	$34,218	$34,218
Note payable	3,609	3,609
Total long-term borrowings	$37,827	$37,827
Stockholders’ equity:
Common stock, $1.00 par value per share, 40,000,000 shares authorized, 3,945,029 shares issued and outstanding; and 6,820,029 shares issued and outstanding, as adjusted	3,943	6,819
Preferred stock, no par value, 5,000,000 shares authorized	—	—
Treasury stock	(1)	(1)
Surplus	45,322	81,520
Retained earnings	7,440	7,440
Accumulated other comprehensive (loss) income	(206)	(206)

Total stockholders’ equity	$56,498	$95,572
Total capitalization(1)	$3,609	$3,609
Capital ratios:
Total risk-based capital	10.84%	17.27%
Tier 1 risk-based capital	10.21%	16.64%
Tier 1 leverage capital	8.80%	13.58%
Total stockholders’ equity to assets	8.38%	13.05%
Tangible equity to tangible assets(2)	7.94%	12.65%
Basel III capital ratios(3):
Tier 1 common equity	10.14%	16.62%
Tier 1 risk-based capital	10.14%	16.62%
Tier 1 leverage capital	8.75%	13.58%
Total risk-based capital	10.77%	17.25%
Per share data:
Book value	$14.32	$13.59
Tangible book value per share(2)	$13.50	$13.12

(1)	Total capitalization includes the amount of debt that is included as capital for regulatory purposes.
(2)

Tangible equity to tangible assets and tangible book value per share are both non-GAAP financial measures. Tangible equity is calculated as total stockholders’ equity less goodwill and other intangible assets, and tangible assets is calculated as total assets less goodwill and other intangible assets, while tangible book value per share is calculated as tangible equity divided by the number of shares outstanding as of the balance sheet date. We believe the most directly comparable GAAP financial measure to tangible equity to tangible assets is total equity to total assets and the most directly comparable GAAP financial measure to tangible book value per share is book value per share. For a reconciliation of the non-GAAP measure to the most directly comparable GAAP financial measure, refer to the information under the heading Selected Financial Information—Non-GAAP Financial Measures beginning on page 10 of this prospectus.
(3)	For a description of the revised regulatory capital ratios to be implemented beginning in 2015, please refer to the information in the Supervision and Regulation section under the heading —Supervision and Regulation of Investar Bank, Capital Adequacy Guidelines.

DILUTION

If you invest in our common stock, your ownership interest will be diluted by the amount that the initial public offering price per share of our common stock exceeds the tangible book value per share of our common stock immediately following this offering. As of March 31, 2014, the tangible book value of our common stock was $53.3 million, or $13.50 per share based on 3,945,029 shares of our common stock issued and outstanding.

After giving effect to our sale of 2,875,000 shares of common stock in this offering (assuming the underwriters do not exercise their purchase option) at the initial public offering price of 14.00 per share, and after deducting estimated underwriting discounts and the estimated offering expenses payable by us and the repayment of our line of credit, our as adjusted net tangible book value as of March 31, 2014 would have been approximately $89.5 million, or $13.12 per share. Therefore, this offering will result in an immediate decrease of $0.38 in the tangible book value per share to our existing shareholders and an immediate dilution of $0.88 in the tangible book value per share to investors in this offering, or approximately 6.3% of the public offering price of $14.00 per share. The following table illustrates the immediate per share dilution to investors in this offering as of March 31, 2014:

Initial public offering price per share	$14.00
Net tangible book value per share at March 31, 2014	13.50
Decrease in net tangible book value per share attributable to investors purchasing shares in this offering	(0.38)
As adjusted tangible book value per share after this offering	13.12
Dilution per share to new investors from offering	(0.88)

The following table summarizes, on an as adjusted basis, the total number of shares purchased from us, the total consideration paid to us and the average price paid per share by our existing shareholders (after rounding) and by investors in this offering as of March 31, 2014. As to our existing shareholders, the shares purchased and the consideration and average price paid includes shares purchased and amounts paid for shares of Investar Bank common stock, which shares were subsequently exchanged on a one-for-one basis for Company common stock in the Share Exchange. To the extent that any of our officers or directors or any promoters, or any persons affiliated with any of the foregoing, participated in an offering of the Bank’s common stock, these individuals paid the same price as all other participants in the same offering. This information gives effect to our sale of 2,875,000 shares of common stock in this offering (assuming the underwriters do not exercise their purchase option), before deducting estimated underwriting discounts and estimated expenses payable by us.

	Shares Purchased/Issued		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Shareholders as of March 31, 2014	3,945,029	57.8%	$49,265,000	55.0%	$12.49
New investors in this offering	2,875,000	42.2%	$40,250,000	45.0%	$14.00
Total	6,820,029	100.0%	$89,515,000	100.0%	$13.13

The table above includes 43,578 shares of restricted stock that remain subject to forfeiture until completion of the applicable service period. The table excludes (1) options to acquire 216,000 shares of common stock and 9,564 shares of restricted stock, the grant and award of which are subject to the effectiveness of the registration statement of which this prospectus forms a part, (2) vested stock options to acquire 22,811 shares of common stock upon exercise, at a weighted average exercise price of $13.33 per share, (3) 1,428 shares of restricted stock awarded to two employees as employment inducement and retention awards, (4) warrants to acquire 193,498 shares of common stock upon exercise, at a weighted average exercise price of $13.39 per share, and (5) 306,019 shares of common stock remaining available for issuance under our Equity Incentive Plan. To the extent that any of the foregoing options or warrants are exercised, new options or other equity awards are issued under our incentive plan or we otherwise issue additional shares of common stock in the future, investors in this offering will experience further dilution.

PRICE RANGE OF OUR COMMON STOCK

Prior to this offering, our common stock has not been traded on any established public trading market, and quotations for our common stock were not reported on any market. As a result, there has been no regular market for our common stock. Although our shares may have been sporadically traded in private transactions, the prices at which such transactions occurred may not necessarily reflect the price that would be paid for our common stock in an active market. As of May 31, 2014, there were approximately 1,250 holders of record of our common stock.

We anticipate that this offering and the listing of our common stock on the Nasdaq Global Market will result in a more active trading market for our common stock. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. See Underwriting beginning on page 119 of this prospectus for more information regarding our arrangements with the underwriters. The factors considered in setting the initial public offering price are discussed in the Underwriting section under the heading Offering Price Determination on page 121.

BUSINESS

General

Our Company. Investar Holding Corporation is a bank holding company headquartered in Baton Rouge, Louisiana. Through our wholly-owned subsidiary, Investar Bank, a Louisiana-chartered commercial bank, we offer a wide range of commercial banking products tailored to meet the needs of individuals and small to medium-sized businesses. We serve our primary markets of Baton Rouge, New Orleans, Lafayette and Hammond, Louisiana, and their surrounding metropolitan areas from our main office located in Baton Rouge and from nine additional full-service branches located throughout our market area.

We believe that our markets present a significant opportunity for growth and the expansion of our franchise, both organically and through strategic acquisitions. Although the financial services industry is rapidly changing and intensely competitive, and likely to remain so, we believe that Investar Bank competes effectively as a local community bank. We believe that the Bank possesses the consistency of local leadership, the availability of local access and responsive customer service, coupled with competitively-priced products and services, necessary to successfully compete with other financial institutions for individual and small to medium-sized business customers.

Our principal executive offices are located at 7244 Perkins Road, Baton Rouge, Louisiana 70808, and our telephone number at that address is (225) 227-2222.

Our History and Growth. Investar Bank was chartered as a de novo commercial bank and commenced operations on June 14, 2006. Since inception, the Bank has grown considerably, both organically and through strategic acquisitions. From an initial capitalization of $10.1 million in 2006, we have grown to approximately $673.9 million in assets, $528.2 million in loans (excluding loans held for sale), $564.2 million in deposits and $56.5 million in stockholders’ equity as of March 31, 2014. Over the past five full years, our assets have grown at a compound annual growth rate, which we refer to as CAGR, of 34.8%, while our loans and deposits have grown at CAGRs of 33.2% and 35.2%, respectively, over the same period. We have expanded from our initial branch on Perkins Road in Baton Rouge, Louisiana, to eight parishes across southern Louisiana. As a result of our expansion, we have increased the number of full-time equivalent employees from 7 at December 31, 2006 to 167 at March 31, 2014.

As our franchise has expanded, so too has our profitability. Our first profitable year was 2008, and, despite continued significant investment in the Bank’s infrastructure, we have achieved annual increases in net income of 34.2%, 136.3% and 39.7%, respectively, for the years ended December 31, 2011, 2012 and 2013. This equates to a 3-year CAGR of 23.5% in diluted earnings per share.

Below are a few of our notable milestones:

•	June, 2006—Chartered with an initial capitalization of $10.1 million from local investors.

•	May, 2009—Opened our second location in Baton Rouge.

•	Second half of 2011—Expanded our footprint in the Baton Rouge market with the opening of two additional branches, one in the city of Baton Rouge and the other in the city of Denham Springs.

•	October, 2011—Expanded our presence in the Baton Rouge market with the acquisition of South Louisiana Business Bank, which contributed approximately $50.9 million in assets, $38.6 million in deposits, $12.0 million in capital and one branch located in Prairieville, a suburb of Baton Rouge. Our acquisition of SLBB represented approximately 72.8% of our $69.9 million in asset growth in 2011.

•	December, 2012—Entered the Greater New Orleans market through de novo branching by purchasing two closed branch locations of another bank in suburban New Orleans. No deposits or loans were purchased as part of this transaction. To staff these branches, we hired two executive managers and their teams from two other local institutions.

•	May, 2013—Entered the Hammond market with our acquisition of First Community Bank. This acquisition contributed approximately $99.2 million in assets, $86.5 million in deposits, $4.5 million in capital and two branches, one located in Hammond, which is approximately an hour’s drive from both New Orleans and Baton Rouge, and the other in Mandeville, a suburb of New Orleans.

•	July, 2013—Entered the Lafayette market by opening a de novo branch. In November, 2013, we completed construction of our permanent location in Lafayette, marking the opening of our tenth full-service location.

In November, 2013, we completed a share exchange with the Bank’s shareholders, resulting in the Bank becoming a wholly-owned subsidiary of the Company (throughout this prospectus, we refer to this reorganization as the “Share Exchange”).

Our Markets

Our primary market areas are the Baton Rouge metropolitan statistical area, or MSA, which includes the suburban areas of Denham Springs, Port Allen and Prairieville (which we refer to as our Baton Rouge market or the Baton Rouge MSA), the New Orleans-Metairie MSA, which includes the suburban areas of Metairie and Mandeville (referred to as our New Orleans market or the New Orleans MSA), and the MSAs of Lafayette and Hammond (we refer to these MSAs simply as Lafayette and Hammond, respectively). The following table identifies our branches by market, date opened and deposits at March 31, 2014.

	Date opened (or acquired)	Deposits at March 31, 2014
		(in thousands)
Baton Rouge MSA:
7244 Perkins Road, Baton Rouge (main office)	June 14, 2006	$214,096
3761 La Highway 1 South, Port Allen	May 11, 2009	23,483
10922 Coursey Boulevard, Baton Rouge	April 20, 2010	55,654
482 South Range Avenue, Denham Springs	November 17, 2010	29,334
38567 La Highway 42, Prairieville	October, 2011	62,003
18101 Highland Road, Baton Rouge	Anticipated—3rd quarter, 2014	—
New Orleans MSA:
500 Veterans Memorial Boulevard, Metairie	December 17, 2012 (date permanent location opened)	$40,171
2929 Highway 190, Mandeville	December 20, 2012	12,502
4892 Louisiana Highway 22, Mandeville	May 1, 2013	28,871
Hammond:
600 Southwest Railroad Avenue, Hammond	May 1, 2013	$54,469
Lafayette:
4004 Ambassador Caffery Parkway, Lafayette	November 18, 2013 (date permanent location opened)	$43,611

Baton Rouge. Baton Rouge is the capital of Louisiana and the second largest city in Louisiana. It is also the State’s second largest market by deposits. As the farthest inland deep-water port on the Mississippi River, Baton Rouge serves as a major center of commercial and industrial activity, especially for the chemical and gas industries. For example, the ExxonMobil oil refinery in East Baton Rouge Parish is one of the largest oil refineries in the world, and both Dow Chemical Company and Albemarle Corporation also have large plants in the area. However, Baton Rouge’s economy has diversified from its historical core, and it is now a center for finance, healthcare, education, manufacturing, research and development, renewable energy sources, transportation, construction and distribution. IBM announced in March, 2013 plans to locate a service center in downtown Baton Rouge providing software development and software maintenance, with 800 new direct jobs (and an estimated 500+ new indirect jobs). In its July/August, 2013 issue, Business Facilities magazine ranked Baton Rouge the No. 1 metro area in the United States for Economic Growth Potential, while Southern Business & Development magazine named Baton Rouge the “Major Market of the Year” for the South in July, 2013.

The unemployment rate in the Baton Rouge MSA for March, 2014, was 4.2%, below both the United States and Louisiana unemployment rates of 6.8% and 4.5%, respectively, for the same period. The State of Louisiana is the largest overall employer in Baton Rouge, while Turner Industries Group, a general industrial contractor, is the area’s largest private employer as of July, 2011 (the most recent date available). Baton Rouge is the home of the main campus of Louisiana State University, with a total student enrollment of approximately 30,000, as well as Southern University, with approximately 7,000 students. In addition, five of the top 10 public school districts in Louisiana are located in or near the center of Baton Rouge.

Based on information from the National Association of Realtors, the median sale price of existing single-family homes in the Baton Rouge MSA for 2013 was approximately $170,000, below the national average for 2013 of approximately $197,400.

New Orleans and Hammond. New Orleans is Louisiana’s largest city, both by population and by deposits. It serves as a major economic hub of the Gulf Coast region, providing major medical, financial, professional, governmental, transportation and retail services to much of the Gulf South region. New Orleans has substantially recovered from the devastation wrought by Hurricane Katrina. The hospitality and tourism industries, each a significant driver of the New Orleans economy, have returned to pre-hurricane levels, and the unemployment rate has declined from 6.0% in March, 2013 to 4.5% in March, 2014. In 2012, nine million visitors spent a record $6.0 billion in New Orleans, a $512 million increase over 2011 spending. New Orleans hosted the Super Bowl and NCAA Women’s Basketball Final Four Tournament in 2013, and the NBA All Star Game was held in New Orleans in February, 2014.

New Orleans is also a major port city. According to the latest information from the federal Bureau of Transportation Statistics, the Port of New Orleans is the fifth largest port in the United States by cargo tonnage. The port is fueled by the economic activity of the Mississippi River and the Gulf Coast region, and the planned expansion of the Panama Canal, scheduled for completion in 2015, is expected to provide an incremental boost to New Orleans and the surrounding region, as it will allow for shipping of more cargo between the eastern United States and Asia that was previously transported by rail from West Coast ports.

The Port of New Orleans also is becoming a major port for the cruise industry. Cruise Lines International Association ranks it as the sixth largest U.S. cruise port, up from ninth in 2011. In 2013, a record number of cruise passengers set sail from the Port of New Orleans, with nearly 1 million embarkations and disembarkations. This represents a 1% increase over 2012, itself a record year that represented a 32% increase in embarkations and disembarkations over 2011. A top cruise trade publication, Porthole Cruise Magazine, named New Orleans the “Friendliest Homeport” in its 2014 Editor-In-Chief Awards. A study commissioned by the Port of New Orleans found that in 2012 cruise passengers and ship crews spent approximately $78.4 million in New Orleans.

Finally, although tourism and the port still play a major role in New Orleans, the economy has recently become more diversified, with growing motion picture, medical and technology sectors supported by a burgeoning entrepreneurship climate. In April, 2013, Bloomberg Rankings ranked the New Orleans metropolitan area No. 2 in its list of Top 12 American Boomtowns, and a study by the Ewing Marion Kauffman Foundation, as reported by Business Insider, ranked the New Orleans MSA as one of the top 20 start-up hubs in the United States. At the end of the three-year period ending in 2012, the rate of business start-ups in the New Orleans metropolitan area was 56% higher than the national average. Forbes ranked New Orleans sixth in its October, 2013 listing of cities creating the most middle class jobs.

Based on information from the National Association of Realtors, the median sale price of existing single-family homes in the New Orleans MSA for 2013 was approximately $164,400.

Hammond is the commercial hub of Tangipahoa Parish and the home of Southeastern Louisiana University. Located at the intersection of Interstates 12 and 55, Hammond has evolved from a primarily agricultural area to a major distribution hub. Wal-Mart, Home Depot and Winn Dixie, among others, have distribution centers in

Hammond. The unemployment rate at March, 2014 in Hammond of 5.3% is higher than the Louisiana average, but this rate is down from 7.1% for March, 2013.

Lafayette. Lafayette, Louisiana’s third largest city and deposit market, is located in the heart of the Acadiana region. The area has historically been driven primarily by the oil and gas industry, but healthcare now provides the most private sector jobs. Regional and parish economic growth is in expansion mode. For example, in December, 2013, Bell Helicopter announced its intention to locate a helicopter assembly plant in Lafayette. Construction on the plant will begin in the first half of 2014. In addition, the Lafayette economy has been relatively immune from the global recession, while the oil and gas industry in particular has recovered from the negative impacts of the 2010 Deepwater Horizon oil spill in the Gulf of Mexico. In Area Development magazine’s 2013 “Leading Locations” study, Lafayette received the top overall ranking. The goal of this study, which is based on an analysis of economic and work force data for 380 metropolitan statistical areas, is to identify the U.S. cities that were emerging from the recent recession as economic front-runners. The area healthcare industry continues its growth with the recent completion of Our Lady of Lourdes Complex and the renovation of Lafayette General Medical Center. Office and retail space continues to enjoy low vacancies as does the residential rental market. The unemployment rate in the Lafayette MSA for March, 2014 was 3.5%.

Although all of our markets have a number of positive aspects, there are a number of negative features of, and challenges facing, our markets. For example, median home prices in our Baton Rouge and New Orleans markets are below the national average and are rising at a slower rate than the national average. If real estate prices increase only moderately, the extent to which we can grow our mortgage lending operations may be limited. Also, as shown in the table below, the median household income in each of our markets is below the national average. A lower-income population may have less demand for the products and services that we offer relative to financial institutions in markets with higher median household incomes. Finally, as described in more detail in the Risk Factors section, southern Louisiana, including each of our markets, is susceptible to major hurricanes, floods, tropical storms and other natural disasters and adverse weather. These natural disasters can disrupt our operations, cause widespread property damage and severely depress the local economies in which we operate.

The following table sets forth certain information about total deposits and our market share as well as the population and median household income in each of our markets and Louisiana and the United States as a whole. The amount of total deposits in our markets is as of June 30, 2013, while the population and household income information is as of June, 2013.

Market (MSA)	Total Deposits	Investar Market Share	Total Population	Projected Population Change— 2012 to 2017	Median Household Income (HHI)	Projected HHI Change— 2012 to 2017
	(in millions)
Baton Rouge	$18,025	1.81%	1,228,181	2.17%	$46,771	14.44%
New Orleans	$32,050	0.19%	819,880	7.45%	$45,360	14.09%
Hammond	$1,216	3.19%	125,182	5.94%	$37,916	12.65%
Lafayette	$9,998	n/a	476,434	4.02%	$41,245	17.77%
Louisiana	—	—	—	4.01%	$41,601	16.99%
United States	—	—	—	3.47%	$50,157	13.43%

Using deposit share (as of June 30, 2013) as a measure, Chase Bank is the dominant entity in the Baton Rouge MSA, with a 38.02% market share. The next three largest entities, Capital One, Whitney Bank and Regions Bank, together have an approximately 38.69% market share. Our total market share in the Baton Rouge MSA was 1.81%, placing us fifth overall. More particularly, our deposit market share in the city of Baton Rouge was 1.69%, while we maintained an 18.96% market share from our branch in the community of Prairieville, a 4.27% market share from our branch in the city of Denham Springs and a 11.71% market share from our branch in the city of Port Allen.

Chase Bank, Capital One, Whitney Bank and Regions Bank are also the top four banks by deposit share in the New Orleans MSA. In New Orleans, Capital One holds 32.42% of all deposits in the market, with 69.86% of all deposits concentrated in these top four banks. Operating in New Orleans for less than a year before these market share measurements, our deposit share in the New Orleans MSA was only 0.19%. First Guaranty Bank holds 39.42% of the deposits in the smaller Hammond MSA, with no other bank having greater than a 12.06% share. We have a 3.19% deposit share in Hammond.

In Lafayette, deposits are not as concentrated as compared to our other markets. IBERIABANK has a 23.97% market share and Chase Bank a 12.06% share, but no other bank holds more than 6.40% of the deposits in the Lafayette MSA. At March 31, 2014, our deposits in the Lafayette market totaled $43.6 million.

Our Competitive Strengths

We believe that we are well-positioned to create value for our shareholders, particularly as a result of our attractive markets and the following competitive strengths:

•	Management and Infrastructure in Place for Growth. With an average of 27 years of banking experience across 14 senior executives, our management team has a long history of managing the operations of banks. Most of our senior managers have been with the Bank since its inception, and many of them had previously worked together in executive capacities at other local financial institutions. These individuals have a demonstrated track record of managing growth profitably, establishing profitable de novo branches, successfully executing acquisitions, maintaining a strong credit culture and implementing a relationship-based and community service-focused approach to banking.

To be in a position to more effectively manage our anticipated growth, we have structured our executive functions in a manner typically found in much larger financial institutions. We have centralized our credit review, product development and other policymaking functions and appointed a regional president for each of our markets. This framework allows us to structure our loan and deposit rates and other product offerings with a broad focus, taking into account trends in the industry and region as well as input from our regional presidents.

In addition, we have embraced the latest technological developments in the banking industry, both internally and with respect to the banking solutions that we offer our customers. Our core operating systems are designed for banks with assets in excess of $1 billion. Although these investments have increased our operating expenses, we believe these systems allow us to better leverage our employees by allowing them to focus on developing customer relationships while expanding the suite of products that we can offer. We also expect our core operating systems will help us manage our growth more efficiently.

•	Proven Ability in Acquisition Execution and Integration. We have successfully completed two acquisitions since 2011, both of which we believe were highly strategic and value-enhancing for our franchise. Through the SLBB and FCB mergers, we believe that we have demonstrated a disciplined approach to acquisitions. This approach begins at the identification of potential acquisition targets and the evaluation of whether such targets are likely to enhance our profitability, taking into account not only financial metrics but also cultural, operational and other factors, and continues through the consummation of the acquisition and the integration of the target’s operations into our own. For both the SLBB and the FCB mergers, we efficiently integrated the acquired operations in a manner that allowed us to quickly expand our presence in the new markets. We believe this experience makes us an attractive buyer and should position us to take advantage of acquisition opportunities in the future.

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Strong Credit Quality and Capital Base. Despite the economic downturn beginning in 2008, and even as we have grown our franchise significantly, we have maintained our asset quality through disciplined underwriting procedures and management of our concentrations and credits. We deal with problem credits as they are identified proactively and decisively. At March 31, 2014, delinquency of our legacy loans (i.e., those not acquired in an acquisition) as a percentage of total loans was 0.08%, our net loan charge-offs to total average loans was 0.02% and our coverage ratio (i.e., our allowance for loan losses as a percentage of total nonperforming loans) was 206%. Net charge-offs as a percentage of average loans have averaged 0.06% and 0.31% for the three and five years ended December 31, 2013, respectively.

We have also maintained strong capital levels throughout our operating history. We have supplemented the capital generated by our operations through several exempt securities offerings subsequent to our initial capitalization in 2006, raising a total of $17.3 million from investors primarily located in our markets through five offerings of Bank common stock or units consisting of Bank common stock and warrants. At March 31, 2014, we had a 7.94% tangible common equity ratio, a 8.80% tier 1 leverage capital ratio, a 10.21% tier 1 risk-based capital ratio and a 10.84% total risk-based capital ratio.

Our Growth Strategy

Our mission is to be a full service bank focused on relationships that create value. Consistent with our mission, our goal is to become the bank of choice in each of the markets that we serve, while seeking to provide an attractive return to our shareholders. To achieve this, we have implemented the following operational strategies:

Focus on relationship banking. We believe that customer satisfaction is a key to sustainable growth and profitability. We strive to ensure that our products and services meet our customers’ demands. However, we believe that how we deliver our products and services is just as important as what we offer. We encourage our officers and employees to focus on providing personal service and attentiveness to our customers in a proactive manner. For example, we have an active calling program, where our personnel visit existing and prospective customers to provide them information about what we offer and how we do business. As we learn more about a customer through this personal interaction, we can respond to the customer’s requests more quickly and in a manner tailored to the customer’s particular circumstances.

Relationship banking also underpins our referral-based strategy. A customer who has come to know and trust his or her representative at the Bank is more likely to refer his friends, family and business partners to us. The Bank’s loan officers have been actively involved in a direct lending capacity in their particular markets for many years and that tends to make such referrals more likely. In addition, because a majority of our directors and shareholders either work or live in our primary markets, these individuals have provided a good source of introductions and referrals. We believe that these sources are a very effective way to generate banking business and complement our public advertising.

Growth through acquisition and de novo branching. We plan to grow our operations in our existing markets both organically and by acquisition. Although we will consider expansion into other markets if presented with an attractive acquisition opportunity, as a general matter we intend to focus our efforts on expansion opportunities in our southern Louisiana markets. Each of these markets is dominated by a few very large financial institutions, all but one of which are headquartered outside Louisiana. At the same time, we have a relatively small market share (based on deposits) in these markets, which we believe can be increased through a strategic acquisition or a successful de novo branch expansion.

Our strategic plan calls for us to open three new branches over the next two years, subject to market conditions and complying with our regulatory obligations. A new branch site is under construction in Baton Rouge. We have received regulatory approval to open this branch, which we expect to occur in the third quarter of 2014. We have also purchased land in Gonzales, Louisiana (which is between Baton Rouge and New Orleans, in Ascension Parish in the Baton Rouge MSA) and in Lafayette for future branch sites, and we acquired another tract of land in Ascension Parish in the FCB acquisition. We are currently evaluating the acquisition of other potential locations in and around our markets. Our experience is that a new branch achieves profitability in about 18 months, although the two branches we opened in the New Orleans market in 2012 both were profitable within a year after opening. In addition to increasing our physical footprint, we intend to continue to recruit experienced and talented management and lending personnel to join our team. Recent bank mergers in our markets have dislocated employees, and we believe this dislocation presents an opportunity for us to continue to attract high-performing individuals. For example, we were recently able to recruit two top producers of auto loans from other banks with a large presence in the New Orleans market.

In addition to organic growth, we consider strategic acquisitions to be an important component of our growth strategy, although we have no present agreement or plan concerning any specific acquisition or similar transaction. As of March 31, 2014, 63% of financial institutions headquartered in Louisiana had less than $250 million in assets, and 83% of Louisiana-based financial institutions had less than $500 million in assets. Our acquisition focus will be primarily on financial institutions in this demographic, because we believe acquisitions of financial institutions of this size pose fewer regulatory obstacles and other execution risks than acquisitions of larger institutions. We also believe that the larger, out-of-state institutions that dominate our markets are generally not interested in acquiring smaller banks, which reduces the number of possible competitors for those financial institutions. Ultimately, our willingness to move forward on any potential acquisition will be dictated by whether the target presents an attractive opportunity to us, not just from the perspective of the loans and deposits that would be acquired but also with respect to whether the employees and branches that we acquire position us for additional growth and profitability in the future.

Expansion of our product line and income streams. We believe that our current range of services and pricing strategies make us an attractive option to individuals and small to medium-sized businesses in our markets. At the same time, we will introduce new products and services where we perceive market opportunities to increase our income. For example, with respect to our mortgage operations, we have been approved to sell loans to Freddie Mac while retaining servicing rights (and expect to apply to Fannie Mae to do the same). We have the infrastructure in place to perform mortgage servicing and expect to be able to quickly leverage our existing mortgage origination activities to generate additional servicing fee income and be more competitive in our pricing of mortgage loans. Our decision to retain or release servicing rights will be based on the pricing of the loan in the secondary market and other market-related conditions.

In the consumer lending area, in addition to hiring two experienced auto loan buyers, we have undertaken two initiatives to expand the consumer loan portfolio, which will continue to be one of our core products. First, we are in the process of establishing the infrastructure to make indirect auto loans to markets on the Mississippi Gulf Coast. We intend to employ the same conservative lending practices in these new markets as apply in our existing markets. Next, we have established a new division of the Bank that engages in “finance company” type lending, offering small consumer loans directly to individual customers. We expect this finance company to complement our indirect auto loan activities by making auto loans to consumers with FICO scores slightly below the minimum FICO score that the Bank requires in its indirect auto lending, but we will not make auto loans that are generally considered “sub-prime.” We anticipate charging slightly higher rates on these loans to meet our risk-adjusted return metrics. We may hold these loans in our portfolio or sell them in the secondary market, depending on loan yields and pricing. The activities of the finance company are discussed in more detail in the Lending Activities section.

We view wealth management services as another attractive line of business, given our customer base, and intend to pursue sales of annuities and mutual funds. Our plan would be to enter wealth management by means of a strategic acquisition rather than organically, although we do not currently have any agreements to do so. We do, however, expect to commence sales of annuities and mutual funds in the next two years.

Lending Activities

General. We offer a full range of commercial and retail lending products throughout our market areas, including business loans to small to medium-sized businesses and professional concerns as well as loans to individuals. Our business lending products include owner-occupied commercial real estate loans, construction loans and commercial and industrial loans, such as term loans, equipment financing and lines of credit, while our loans to individuals include first and second mortgage loans, installment loans, auto loans and lines of credit. For business customers, we target businesses with $10 million in annual revenue or less but do not focus on any particular industry. We also target professional organizations such as law firms and accounting firms. Our lending officers actively solicit both established companies as well as new entrants in our market. Fewer than 15.0% of our total loans were made to borrowers located outside our current market areas, and the substantial majority of these loans are auto loans made to borrowers who relocated from our markets subsequent to the loan’s origination. Income generated by our lending activities represents a substantial portion of our total revenue. For the years ended December 31, 2013, 2012 and 2011, income from our lending activities comprised 80.8%, 80.1%, and 84.8%, respectively, of our total revenue.

Lending to Businesses. Our lending to small to medium-sized businesses falls into three general categories:

•	Commercial real estate loans. Approximately 35.1% of our total loans at March 31, 2014 were commercial real estate loans, which include multifamily, farmland and non-farm, non-residential real estate loans, with owner-occupied loans comprising approximately 47.3% of the commercial real estate loan portfolio. Commercial real estate loan terms generally are ten years or less, although payments may be structured on a longer amortization basis. Interest rates may be fixed or adjustable, although rates typically will not be fixed for a period exceeding 120 months, and we generally charge an origination fee. We do not offer non-recourse loans. Risks associated with commercial real estate loans include, among other things, fluctuations in the value of real estate, new job creation trends, tenant vacancy rates and the quality of the borrower’s management. We attempt to limit risk by analyzing a borrower’s cash flow and collateral value on an ongoing basis. Also, we typically require personal guarantees from the principal owners of the property, supported by a review of their personal financial statements, as an additional means of mitigating our risk.

•	Construction and development loans. Construction and development loans, which consist of loans for the construction of commercial projects, single family residential properties and multi-family properties, accounted for approximately 11.9% of our total loans at March 31, 2014. Of these loans, 36.8% were loans for the construction of single family residential properties. Our construction and development loans are made on both a “pre-sold” basis and on a “speculative” basis. At March 31, 2014, pre-sold construction loans represented approximately 61.1% of our total construction loans, with speculative construction loans representing the remainder.

Construction and development loans are generally made with a term of six to 12 months, with interest accruing at either a fixed or floating rate and paid monthly. These loans are secured by the underlying project being built. For construction loans, loan to value ratios range from 75% to 80% of the developed/completed value, while for development loans our loan to value ratios typically will not exceed 70% to 75% of such value. Speculative loans are based on the borrower’s financial strength and cash flow position, and we disburse funds in installments based on the percentage of completion and only after the project has been inspected by an experienced construction lender or third-party inspector.

Construction lending entails significant additional risks compared to commercial real estate or residential real estate lending. One such risk is that loan funds are advanced upon the security of the property under construction, which is of uncertain value prior to the completion of construction. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and to calculate related loan-to-value ratios. We attempt to minimize the risks associated with construction lending by limiting loan-to-value ratios as described above. In addition, as to speculative development loans, we generally make such loans only to borrowers that have a positive pre-existing relationship with us. By developing good relationships with land developers, we believe that we are better able to gauge whether the borrower can successfully execute the development plans that our loan will fund.

At March 31, 2014, the aggregate balance of the construction loans that we acquired in our acquisitions of SLBB and FCB was approximately $16.1 million, or 25.6% of our total construction loans. In conducting our due diligence for those acquisitions, we carefully evaluated the SLBB and FCB construction loan portfolios in order to identify potential problems within the respective portfolios, and we continue to closely monitor these loans. At March 31, 2014, none of the construction loans that we acquired in the SLBB acquisition were classified as nonperforming loans, while 1.5% of the construction loans acquired in the FCB acquisition were nonperforming.

•	Commercial and industrial loans. Commercial and industrial loans primarily consist of working capital lines of credit and equipment loans. We often make commercial loans to borrowers with whom we have previously made a commercial real estate loan. The terms of these loans vary by purpose and by type of underlying collateral. We make equipment loans for a term of five years or less at fixed or variable rates, with the loan fully amortized over the term and secured by the relevant piece of equipment. Loans to support working capital typically have terms not exceeding one year, and such loans are secured by accounts receivable or inventory. Fixed rate loans are priced based on collateral, term and amortization. The interest rate for floating rate loans is typically tied to the prime rate published in The Wall Street Journal with a floor of 5.75%. Commercial loans accounted for approximately 6.4% of our total loans at March 31, 2014.

Commercial lending generally involves different risks from those associated with commercial real estate lending or construction lending. Although commercial loans may be collateralized by equipment or other business assets (including real estate, if available as collateral), the repayment of these types of loans depends primarily on the creditworthiness and projected cash flow of the borrower (and any guarantors). Thus, the general business conditions of the local economy and the borrower’s ability to sell its products and services, thereby generating sufficient operating revenue to repay us under the agreed upon terms and conditions, are the chief considerations when assessing the risk of a commercial loan. The liquidation of collateral is considered a secondary source of repayment because equipment and other business assets may, among other things, be obsolete or of limited resale value. We actively monitor certain financial measures of the borrower, including advance rate, cash flow, collateral value and other appropriate credit factors. We use commercial loan credit scoring models for smaller level commercial loans.

Lending to Individuals. We make the following types of loans to our individual customers:

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Consumer loans. Consumer loans represented 25.0% of our total loans at March 31, 2014. We make these loans (which are normally fixed-rate loans) to individuals for a variety of personal, family and household purposes, including auto loans, secured and unsecured installment and term loans, second mortgages, home equity loans and home equity lines of credit. Because many consumer loans are secured by depreciable assets such as cars, boats and trailers, the loans are amortized over the useful life of the asset. The amortization of second mortgages generally does not exceed 15 years and the rates generally are not fixed for more than 60 months. As a general matter, in underwriting these loans, our loan officers review a borrower’s past credit history, past income level, debt history and, when applicable, cash flow, and determine the impact of all these factors on the ability of the borrower to make future payments as agreed. A comparison of the value of the collateral, if any, to the proposed loan amount, is also a consideration in the underwriting process. Repayment of consumer loans depends upon the borrower’s financial stability and is more likely to be adversely affected by divorce, job loss, illness and personal hardships than repayment of other loans. A shortfall in the value of any collateral also may pose a risk of loss to us for these types of loans.

Auto loans comprised the largest component of our consumer loans and second largest component of our overall loan portfolio, representing 96.8% of our total consumer loans and 24.3% of our total loans as of March 31, 2014. We are an indirect lender for our auto loans, meaning that the loan is originated by an automobile dealership and then assigned to us. These dealerships are selected based on our review of their operating history and the dealership’s reputation in the marketplace, which we believe helps to mitigate the risks of fraud or negligence by the dealership. At all times, however, the decision whether or not to provide financing resides with us. Our loan officers are expected to regularly contact and visit dealers, not only to maximize the volume of loans each dealership assigns to us, but also to update the dealers about our financing capabilities and underwriting criteria for auto loans. At March 31, 2014, we had non-exclusive relationships with 56 automotive dealerships in our Baton Rouge markets, 44 in our New Orleans and Hammond markets and 37 in Lafayette, including some of the largest dealerships by sales volume in all of these markets. We recently hired two experienced auto loan buyers in the New Orleans market (who also have relationships in our other markets), and we expect our penetration of this segment of the New Orleans market to continue to grow.

We focus on making prime auto loans. In underwriting auto loans, the borrower’s FICO is the chief factor that we focus on. Absent other factors positively impacting our analysis of a borrower’s creditworthiness or the credit risk of the proposed loan, we generally do not make auto loans to borrowers with a FICO below 650. We believe that limiting our auto loans to only borrowers with a high FICO limits our lending risk. Our approval process for indirect auto loans is automated: a dealer submits a loan application to us over the internet and, after reviewing the application, we send our approval (or rejection) of the application, together with the amount of funding and any conditions to funding, to the dealer electronically. As of March 31, 2014, the auto loan portfolio had an average FICO of approximately 740. At March 31, 2014, our auto loan portfolio had an average original term of 67 months, and average interest rate of 3.87%. Net charge-offs of our auto loans as a percentage of average auto loans for the three months ended March 31, 2014 and 2013 were 0.04% for both periods, while net charge-offs of our auto loans as a percentage of average auto loans for the years ended December 31, 2013 and 2012 were 0.22% and 0.16%, respectively. All of our indirect auto loans were made through dealerships located in Louisiana, although some of these borrowers resided in, or have since moved to, other states.

We typically sell pools of our auto loans on a quarterly basis in order to minimize our concentration in these types of loans as well as to generate additional liquidity. These loans are sold on a non-recourse basis, and we usually retain the servicing rights. We earned $59,000 and $104,000 in income from auto loan servicing activities for the three months ending March 31, 2014 and the year ending December 31, 2013, respectively. We are also investigating the benefits and risks associated with securitizing a portion of our indirect auto loan portfolio, while holding an equity interest in the securitization.

As discussed earlier, we have formed a new division within the Bank that engages in “finance company” type lending, making small consumer loans to individuals, including indirect auto loans and loans to finance the purchase of leisure products such as boats and RVs (for the remainder of this discussion of our finance company-type lending activities, references below to the “finance company” mean the activities conducted through this new Bank division while references to “the Bank” mean our traditional consumer lending operations). Our plan is for the finance company, which has its own personnel and operates under its own trade name, to focus on making loans to individuals whose credit scores are somewhat lower than the minimum FICO otherwise necessary to qualify for an auto or other consumer loan from the Bank. Because of the elevated credit risk associated with these loans, we anticipate charging higher interest rates. We are still in the nascent stages of developing our finance company operations. At March 31, 2014, we had approximately $4.8 million of loans originated through the finance company division, none of which were past due or otherwise nonperforming. We expect to leverage the Bank’s existing relationships with automotive dealerships to generate indirect auto loans for the finance company.

We have elected to keep our finance company activities separate from the Bank’s other consumer lending activities for a few reasons. First, we believe the Bank currently has a reputation as a “super prime” lender among the auto dealerships that it has relationships with on account of its high FICO requirements. While we wish to expand the scope of our auto lending activities, at the same time we do not want these activities to negatively impact the Bank’s positive reputation, and so we will use the finance company to make loans to borrowers with higher credit risk than the Bank’s auto loan borrowers (although, in our view, such credit risk still remains low relative to all potential auto loan customers). Second, the Bank sells pools of auto loans, and we believe that the loans’ high credit quality facilitates our ability to sell auto loan pools. By conducting our expanded auto lending activities through a separate division, we believe we will avoid any adverse effects on the Bank’s ability to sell pools of auto loans. Finally, we are keeping the finance company’s operations separate from the Bank’s lending activities so that the Bank’s auto loan originators will remain focused only on originating “super prime” loans. The finance company has its own loan originators.

Because we expect that the finance company’s borrowers will pose more credit risk than the Bank’s individual borrowers, we intend to take a conservative, disciplined approach to loans made through our finance company. It is not our intent to make loans to borrowers with a FICO below 600 or who have not been employed for the past two years absent other factors positively impacting our analysis of a borrower’s creditworthiness or the credit risk of the proposed loan. Also, we intend to cap the amount of any finance company loan at $35,000 and limit the maximum term of any such loan to 72 months. We believe that these restrictions will limit the lending risk associated with loans originated by the finance company. Although as discussed above our finance company activities are separate from the Bank’s other consumer lending activities, we have incorporated the credit approval process for the finance company into the Bank’s approval processes. Credit applications for consumer loans, whether submitted electronically from a dealership for an indirect auto loan or submitted through a lending officer, will be delivered to our credit department. After review, the loan application (assuming it is approved) will be routed to either the finance company division or, if the application meets the Bank’s higher underwriting standards, to the Bank for funding (subject to the satisfaction of any applicable funding conditions).

As with the Bank’s sales of auto loan pools, we anticipate that we will sell periodically pools of auto loans made by the finance company. However, we do not expect to begin selling pools of finance company auto loans until we have greater experience in finance company lending and a more thorough understanding of this industry segment.

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Residential real estate. One-to-four family residential real estate loans, including second mortgage loans, comprised approximately 21.6% of our total loans at March 31, 2014. Second mortgage loans in this category include only loans we make to cover the gap between the purchase price of a residence and the amount of the first mortgage; all other second mortgage loans are considered consumer loans. Long-term fixed rate mortgages are underwritten for resale to the secondary market; however, we generally hold jumbo mortgage loans (i.e., loans in amounts above $417,000) in our portfolio and sell virtually all of our remaining mortgage loans on the secondary market. Historically, we have sold mortgage loans with servicing rights released, but we expect to be able to retain servicing rights for some of the mortgage loans we sell, as we recently received approval from Freddie Mac to sell and service mortgage loans (and we intend to apply to Fannie Mae to do the same). For the three months ended March 31, 2014, originations of loans to be sold in the secondary market accounted for 46.3% of our total mortgage originations, while for 2013 originations of loans to be sold in the secondary market accounted for 64.7% of our total mortgage originations. Mortgage loans in our portfolio as of March 31, 2014 had an average loan to value ratio of 63.09% and an average term of 137 months. Unless the borrower has private mortgage insurance, loan to value ratios do not typically exceed 80%, although some of the mortgage loans that we retain in our portfolio may have higher loan to value ratios. We use an independent appraiser to establish collateral values. We generate residential real estate mortgage loans through Bank referrals and contacts with real estate agents in our markets. We do not originate subprime residential real estate loans.

As a general practice we do not buy participations in loans originated by other financial institutions.

In all loan categories, we require our borrowers to adequately insure the collateral securing our loan in order to mitigate the risk of property damage caused by adverse weather conditions. For example, as a condition to our making a loan secured by improved real estate, the borrower must provide us with evidence of (1) hazard insurance, with the Bank named as mortgagee, in the amount of the loan balance or the replacement value of the property, whichever is less, and (2) if the real estate is located in a flood zone, flood insurance, with the Bank named as mortgagee, in the same amount (capped at the maximum amount permitted under federal regulations). With respect to our auto lending, at closing the borrower must present evidence of adequate auto insurance (which covers the type of damage that would result from adverse weather), with the Bank named as loss payee. On a weekly basis beginning 60 days prior to the scheduled expiration date of an insurance policy, our core operating system generates expiration notices to borrowers.

Credit Risk Management

The principal economic risk associated with our lending activities is the creditworthiness of the borrower. Borrower creditworthiness is affected by general economic conditions and the strength of the relevant business market segment, including inflation and employment rates, as well as other factors affecting a borrower’s customers, suppliers and employees. Since our target customers are small to medium-sized businesses and individuals who may be less able to withstand competitive, economic and financial pressures than larger borrowers, it is imperative that our loan underwriting and approval processes are as thorough as is necessary to prevent us from taking excessive credit risks, both on a per-loan basis and throughout the entire portfolio. The remainder of this section discusses our loan underwriting and approval processes, while our procedures for addressing loans with deteriorated credit quality are addressed in Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading Risk Management—Credit Risk and the Allowance for Loan Losses.

We centralize our loan underwriting and credit approval process. We believe this centralized approach to our lending activities ensures consistency in underwriting and facilitates our analysis of trends within the loan portfolio, and it is designed to be scalable as we grow our operations in the future.

Underwriting. We believe we have conservative underwriting principles, which include the following:

•	diversifying our loan portfolio by industry, market and loan type,

•	focusing on originating loans from customers with whom we have a pre-existing deposit or other relationship (although this does not apply with respect to our indirect auto lending, where we require a customer to have a high FICO to mitigate the risk associated with not having a pre-existing relationship with the customer),

•	thoroughly analyzing the borrower’s and, if applicable, the project’s financial status to verify the adequacy of repayment sources in light of the amount of the contemplated loan,

•	strictly adhering to our policies relating to loan to value ratios and collateral requirements, and

•	ensuring that each loan is thoroughly documented and all liens on collateral are fully perfected.

Our board and management set concentration limits as a percentage of total risk-based capital for our loan portfolio on the basis of established limits based on, among other criteria, loan type, industry and status as owner-occupied. We believe that maintaining a diversified portfolio is an essential facet of a sound credit risk management process. Additionally, we closely monitor our exposure to any single borrower or group of affiliated borrowers to ensure an appropriate level of diversification is maintained within loan types. As a result, we do not have any individual concentrations, as defined by regulatory authorities, within our loan portfolio.

Approval. We use a concurrent approval process for all extensions of credit, with the parties involved in the review dictated by the aggregate size of the borrower relationship with the Bank. Once a loan has been underwritten, our credit department submits its recommendation to one of the following approval authorities, depending on the size and type of the proposed loan:

•	Small Business Loan Authority. All loans secured by real estate in amounts up to $250,000 must be approved by any two of the applicable regional chief lending officer, regional president and our small business and direct consumer credit manager (if any of these individuals is absent, our Chief Credit Officer serves in his or her place).

•	Senior Loan Authority. For secured loans between $250,000 and $500,000 and for unsecured loans (or working capital lines of credit not secured by real estate) up to $250,000, approval is required from any two of the applicable regional chief lending officer, regional president and regional commercial credit manager (with our Chief Credit Officer serving in place of any one of these individuals if necessary).

•	Executive Loan Authority. Our Chief Executive Officer, Chief Credit Officer and the applicable regional president and regional chief lending officer must all approve secured loans between $500,000 and $1 million.

•	Director’s Credit Committee. Secured loans between $1 million and $2 million and unsecured loans between $250,000 and $500,000 must be approved by the Director’s Credit Committee, which is composed of four members of the Bank’s board of directors. We believe that involving our directors in the loan approval process facilitates the board’s oversight of our risk management processes. For these loans, our Chief Executive Officer, Chief Credit Officer and the applicable regional president and regional chief lending officer must review and recommend approval of these loans before they are sent to the Director’s Credit Committee.

•	Board Credit Committee. For secured loans in excess of $2 million and unsecured loans in excess of $500,000, after review and recommendation by our Chief Executive Officer, Chief Credit Officer and the applicable regional president and regional chief lending officer, the proposed loan must be approved by a majority of the Board Credit Committee, which is composed of eight directors of the Bank.

Our credit department has created a matrix that tracks the number of loans that are submitted for approval to each of the above authorities. We track the flow of loans to the various approval authorities so that we can analyze whether our loan approval procedures are appropriately structured in light of the size and nature of our lending activities at any given time. Accordingly, as our loan volumes increase, both in the number of loans we make and the average size of our loans, we expect to adjust the approval limits for each approval authority so that each level of our loan approval authorities reviews proposed loans that present credit risks commensurate with the relative risk that each approval authority has been designed to oversee.

Our lending activities are also subject to Louisiana statutes and internal guidelines limiting the amount we can lend to any one borrower. Subject to certain exceptions, under Louisiana law the Bank may not lend on an unsecured basis to any single borrower (i.e., any one individual or business entity and his or its affiliates) an amount in excess of 20% of the sum of the Bank’s capital stock and surplus, or on a secured basis an amount in excess of 50% of the sum of the Bank’s capital stock and surplus. At March 31, 2014, our legal lending limit was approximately $24.6 million. After this offering, our legal lending will be approximately $42.7 million. None of our borrowers are currently approaching this limit.

Deposits

We offer a broad base of deposit products and services to our individual and business clients, including savings, checking, money market and NOW accounts, debit cards and mobile banking with smartphone deposit capability as well as a variety of certificates of deposit and individual retirement accounts. For our business clients, we offer a competitive suite of cash management products which include, but are not limited to, remote deposit capture, electronic statements, positive pay, ACH origination and wire transfer, investment sweep accounts and enhanced business Internet banking. Deposits at Investar Bank are insured by the FDIC up to statutory limits. At March 31, 2014, we held $564.2 million in deposits.

Deposits are our principal source of funds for use in lending and for other general banking purposes. At March 31, 2014, our loan-to-deposit ratio was 93.9%. Our deposit pricing is driven by market rates as well as by our liquidity needs. Our primary sources of deposits are individuals and small to medium-sized businesses located in our market areas. Typically, we try to cross-sell our transaction deposit accounts with higher-rate certificates of deposit, which allows us to manage the overall interest rate that we pay. With respect to our individual customers, we tailor our deposits, by price and transaction features, based on the age of the customer and the amount to be deposited. The Bank obtains these deposits through personal solicitation by its officers and directors, direct mail solicitations and advertisements published in the local media.

Investments

Due to the significant growth in our loan portfolio since the commencement of our operations, our investment policy is to provide the Bank with a source of liquidity to fund our loan growth, with investment return being a secondary consideration, all within the context of maintaining our asset quality and an appropriate asset/liability mix. Our investment securities consist of obligations of agencies of the United States, bank-qualified obligations of state and local political subdivisions, and collateralized mortgage obligations (including hybrid adjustable rate mortgages collateralized mortgage obligations). Collateralized mortgage obligations, primarily consisting of securities issued by government-sponsored entities, comprise the largest share of our investment securities, representing 63.2% of total investment securities, and 65.7% of our available-for-sale securities, at March 31, 2014. From time to time, we may also acquire investment-grade corporate debt or other securities.

The yield on our investment securities portfolio is affected by fluctuations in interest rates. A sudden and substantial change in interest rates may adversely impact earnings because the interest rates borne by assets and liabilities do not change at the same speed, to the same extent or on the same basis. As of March 31, 2014, none of the securities in our investment portfolio were other than temporarily impaired.

Investar Bank’s board of directors reviews the investment policy at least annually, and the board also receives monthly information regarding purchases and sales with the resulting gains or losses, average maturity, federal taxable equivalent yields and appreciation or depreciation by investment categories. In addition, our Asset/Liability Committee, made up of directors and executive officers, monitors our investment securities portfolio and directs our overall acquisition and allocation of funds. Consistent with our investment policy, the committee’s charge is to structure our portfolio such that our securities provide us with a stable source of interest income but without exposing the Bank to an excessive degree of market risk. At its monthly meetings, the Asset/Liability Committee reviews data on economic conditions in our market and beyond, the current interest rate outlook, current forecast on loans and deposits, our mix of interest rate sensitive assets and liabilities, our liquidity position and transactions within the investment portfolio. Our accounting department oversees day-to-day activities pertaining to our investment portfolio.

Other Banking Services

Investar Bank’s other banking services include cashiers’ checks, direct deposit of payroll and Social Security checks, night depository, bank-by-mail, automated teller machines with deposit automation and debit cards. We have also associated with nationwide networks of automated teller machines, enabling the Bank’s customers to use ATMs throughout Louisiana and other regions. Currently, we reimburse our customers up to $12.50 per month for any foreign ATM fees they may incur. We offer credit card and merchant card services through a correspondent bank. The Bank does not offer trust services or insurance products.

Competition

We face competition in all major product and geographic areas in which we conduct our operations. Through Investar Bank, we compete for available loans and deposits with state, regional and national banks, as well as savings and loan associations, credit unions, finance companies, mortgage companies, insurance companies, brokerage firms and investment companies. All of these institutions compete in the delivery of services and products through availability, quality and pricing, both with respect to interest rates on loans and deposits and fees charged for banking services. Many of our competitors are larger and have substantially greater resources than we do, including higher total assets and capitalization, greater access to capital markets and a broader offering of financial services. As larger institutions, many of our competitors can offer more attractive pricing than we can offer and have more extensive branch networks from which they can offer their financial services products.

While we continually strive to offer competitive pricing for our banking products, we believe that our community bank approach to customers, focusing on quality customer service and maintaining strong customer relationships, affords us the best opportunity to successfully compete with other institutions. In addition, as a smaller institution, we think we can be flexible in developing and implementing new products and services, especially in the online banking area. Further, since the beginning of 2011, there have been 12 mergers or other business combinations involving banks with a presence in our markets. In our view, consolidation activity within our markets provides us with growth opportunities. Many acquisitions, especially when local institutions are acquired by institutions based outside our markets, result not only in customer disruption but also in a loss of market knowledge and relationships that we believe provide us the opportunity to acquire customers seeking a personalized approach to banking. Furthermore, acquisition activity typically creates opportunities to hire talented personnel from the combining institutions.

Employees

As of March 31, 2014, we had 167 full-time equivalent employees and 4 part-time employees. None of our employees are represented by any collective bargaining unit or are parties to a collective bargaining agreement. We believe that our relations with our employees are good.

Properties

Our main office is located at 7244 Perkins Road in Baton Rouge, Louisiana, in an approximately 4,900 square foot building built in May, 2008. In addition to our main office, we operate nine branch offices located in Ascension, East Baton Rouge, Jefferson, Lafayette, Livingston, St. Tammany, Tangipahoa and West Baton Rouge Parishes, Louisiana, as well as a mortgage and loan operations center and a separate executive and operations center, each in Baton Rouge. We also have four stand-alone automated teller machines in Baton Rouge.

We own our main office and all of our branch sites. Each branch facility is a stand-alone building, equipped with an automatic teller machine and on-site parking as well as providing for drive-up access. We believe that our facilities are in good condition and are adequate to meet our operating needs for the foreseeable future.

We have begun construction on a new branch site in our Baton Rouge market, which we expect to open in the third quarter of 2014. We also own two tracts of land in Ascension Parish and one tract of land in Lafayette, each of which has been designated as a future branch location, although the timing of the development of these tracts is uncertain.

Legal Proceedings

From time to time we are a party to ordinary routine litigation matters incidental to the conduct of our business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, financial condition, results of operation, cash flows, growth prospects or capital levels.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This section presents management’s perspective on our financial condition and results of operations. The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes and other financial information in this prospectus. As discussed elsewhere in this prospectus, the Company did not become the holding company of the Bank until the completion of the Share Exchange in November, 2013. Accordingly, references below to financial condition or results of operations or to events or circumstances relating to dates or time periods prior to the Share Exchange (even if “we,” “our,” or “us” is used) relate to the Bank alone, while references below to financial condition or results of operations or to events or circumstances relating to dates or time periods after the Share Exchange pertain to the Company and the Bank on a consolidated basis, unless the context explicitly dictates otherwise.

Overview

Our principal business is lending to and accepting deposits from individuals and small to medium-sized businesses. We generate our income principally from interest on loans and, to a lesser extent, our securities investments, as well as from fees charged in connection with our various loan and deposit services and gains on the sale of loans and securities. Our principal expenses are interest expense on interest-bearing customer deposits and borrowings, salaries, employee benefits, occupancy costs, data processing and operating expenses. We measure our performance through our net interest margin, return on average assets, return on average equity and efficiency ratio, among other metrics.

Our total assets grew to $673.9 million at March 31, 2014, an increase of 6.1% and 79.5% from $634.9 million at December 31, 2013 and $375.4 million at December 31, 2012, respectively, while our total deposits grew 5.9% and 88.3% from $532.6 million at December 31, 2013 and $299.7 million at December 31, 2012, respectively, to $564.2 million at March 31, 2014. Net income for the three months ended March 31, 2014 was $0.9 million, compared to $0.6 million for the three months ended March 31, 2013, while net income for the years ended December 31, 2013, 2012 and 2011 was $3.2 million, $2.4 million and $1.0 million, respectively. These substantial increases in our total assets, total deposits and net income were driven by a number of factors, including the following:

•	Consummation of our acquisition of First Community Bank on May 1, 2013, which contributed assets with a fair value on the acquisition date of $99.2 million, deposits with a fair value of $86.5 million, $4.5 million in capital and two branches located in our New Orleans and Hammond markets. We recorded a bargain purchase gain of $0.9 million in connection with the FCB merger.

•	Expansion of our franchise through the opening of two new branch locations in our New Orleans market during the fourth quarter of 2012 and one new branch in Lafayette in the third quarter of 2013 (our permanent location in Lafayette opened in the fourth quarter of 2013). These three new branches contributed $101.1 million to our total loans and $96.3 million to our total deposits at March 31, 2014, while the new branches in our New Orleans market contributed $36.5 million to our total loans and $4.1 million to our total deposits at December 31, 2012.

•	Hiring a number of key bankers in the past two years, including experienced commercial lenders and their teams in the New Orleans market and private bankers and their teams in the Lafayette market.

•	Integrating fully in 2012 our acquisition by merger of South Louisiana Business Bank. The SLBB acquisition, which was effective on October 1, 2011, contributed assets with a fair value of $50.9 million, deposits with a fair value of $38.6 million, $12.0 million in capital and one branch located in our Baton Rouge market.

•	Increasing our mortgage originations in 2012 by $44.3 million and generating $3.1 million in income from sales of mortgage loans, which is more than double the amount of such income for 2011.

Critical Accounting Policies

The preparation of our consolidated financial statements in accordance with U.S. generally accepted accounting principles, or GAAP, requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, income and expenses and related disclosure of contingent assets and liabilities. Wherever feasible, we utilize third-party information to provide management with these estimates. Although independent third parties are engaged to assist us in the estimation process, management evaluates the results, challenges assumptions used and considers other factors which could impact these estimates. Actual results may differ from these estimates under different assumptions or conditions.

For more detailed information about our accounting policies, please refer to Note A, Summary of Significant Accounting Policies, in the notes to our consolidated financial statements contained elsewhere in this prospectus. The following discussion presents an overview of some of our accounting policies and estimates that require us to make difficult, subjective or complex judgments about inherently uncertain matters when preparing our financial statements. We believe that the judgments, estimates and assumptions that we use in the preparation of our consolidated financial statements are appropriate.

Allowance for Loan Losses. One of the accounting policies most important to the presentation of our financial statements relates to the allowance for loan losses and the related provision for loan losses. The allowance for loan losses is established as losses are estimated through a provision for loan losses charged to earnings. The allowance for loan losses is based on the amount that management believes will be adequate to absorb probable losses inherent in the loan portfolio based on, among other things, evaluations of the collectability of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect borrowers’ ability to pay. Another component of the allowance is losses on loans assessed as impaired under Financial Accounting Standards Board Accounting Standards Codification Topic (“ASC”) 310, Receivables (“ASC 310”). The balance of the loans determined to be impaired under ASC 310 and the related allowance is included in management’s estimation and analysis of the allowance for loan losses. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows.

The determination of the appropriate level of the allowance is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. We have an established methodology to determine the adequacy of the allowance for loan losses that assesses the risks and losses inherent in our portfolio and portfolio segments. We have an internally developed model that requires significant judgment to determine the estimation method that fits the credit risk characteristics of the loans in our portfolio and portfolio segments. Qualitative and environmental factors that may not be directly reflected in quantitative estimates include: asset quality trends, changes in loan concentrations, new products and process changes, changes and pressures from competition, changes in lending policies and underwriting practices, trends in the nature and volume of the loan portfolio, and national and regional economic trends. Changes in these factors are considered in determining changes in the allowance for loan losses. The impact of these factors on our qualitative assessment of the allowance for loan losses can change from period to period based on management’s assessment of the extent to which these factors are already reflected in historic loss rates. The uncertainty inherent in the estimation process is also considered in evaluating the allowance for loan losses.

Acquisition Accounting. We account for our acquisitions under ASC 805, Business Combinations (“ASC 805”), which requires the use of the purchase method of accounting. All identifiable assets acquired, including loans, are recorded at fair value (which is discussed below). If the fair value of assets purchased exceeds the fair value of liabilities assumed, it results in a bargain purchase gain; if the consideration given exceeds the fair value of the acquired assets, goodwill is recognized. In accordance with ASC 805, estimated fair values are subject to adjustment up to one year after the acquisition date to the extent that additional information relative to closing date fair values becomes available. Material adjustments to acquisition date estimated fair values are recorded in the period in which the acquisition occurred, and as a result, previously reported results are subject to change.

Because the fair value measurements incorporate assumptions regarding credit risk, no allowance for loan losses related to the acquired loans is recorded on the acquisition date. The fair value measurements of acquired loans are based on estimates related to expected prepayments and the amount and timing of undiscounted expected principal, interest and other cash flows. The fair value adjustment is amortized over the life of the loan using the effective interest method.

The Company accounts for acquired impaired loans under ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality (“ASC 310-30”). An acquired loan is considered impaired when there is evidence of credit deterioration since origination and it is probable at the date of acquisition that we will be unable to collect all contractually required payments. ASC 310-30 prohibits the carryover of an allowance for loan losses for acquired impaired loans. Over the life of the acquired loans, we continually estimate the cash flows expected to be collected on individual loans or on pools of loans sharing common risk characteristics. As of the end of each fiscal quarter, we evaluate the present value of the acquired loans using the effective interest rates. For any increases in cash flows expected to be collected, we adjust the amount of accretable yield recognized on a prospective basis over the loan’s or pool’s remaining life, while we recognize a provision for loan loss in the consolidated statement of income if the cash flows expected to be collected have decreased.

Fair Value Measurement. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, using assumptions market participants would use when pricing an asset or liability. Fair value is best determined based upon quoted market prices. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows, and the fair value estimates may not be realized in an immediate settlement of the instruments. Accordingly, the aggregate fair value amounts presented do not necessarily represent our underlying value.

The definition of fair value focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

In accordance with fair value guidance, we group our financial assets and financial liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

•	Level 1—Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 asset and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

•

Level 2—Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

•	Level 3—Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Other-Than-Temporary-Impairment on Investment Securities. On a quarterly basis, we evaluate our investment portfolio for other-than-temporary-impairment (“OTTI”) in accordance with ASC 320, Investments—Debt and Equity Securities. An investment security is considered impaired if the fair value of the security is less than its cost or amortized cost basis. When impairment of an equity security is considered to be other-than-temporary, the security is written down to its fair value and an impairment loss is recorded in earnings. When impairment of a debt security is considered to be other-than-temporary, the security is written down to its fair value. The amount of OTTI recorded as a loss in earnings depends on whether we intend to sell the debt security and whether it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If we intend to sell the debt security or more likely than not will be required to sell the security before recovery of its amortized cost basis, the entire difference between the security’s amortized cost basis and its fair value is recorded as an impairment loss in earnings. If we do not intend to sell the debt security and it is not more likely than not that we will be required to sell the security before recovery of its amortized cost basis, OTTI is separated into the amount representing credit loss and the amount related to all other market factors. The amount related to credit loss is recognized in earnings. The amount related to other market factors is recognized in other comprehensive income, net of applicable taxes.

Intangible Assets. Our intangible assets consist primarily of goodwill, core deposit intangibles, and customer relationship intangibles. Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets acquired in a business combination. Goodwill and other intangible assets deemed to have an indefinite useful life are not amortized but instead are subject to review for impairment annually, or more frequently if deemed necessary, in accordance with ASC 350, Intangibles—Goodwill and Other. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives and reviewed for impairment in accordance with ASC 360, Property, Plant, and Equipment. If impaired, the asset is written down to its estimated fair value. Core deposit intangibles representing the value of the acquired core deposit base are generally recorded in connection with business combinations involving banks and branch locations. Our policy is to amortize core deposit intangibles over the estimated useful life of the deposit base, either on a straight line basis not exceeding 15 years or an accelerated basis over 10 years. The remaining useful lives of core deposit intangibles are evaluated periodically to determine whether events and circumstances warrant revision of the remaining period of amortization. All of our core deposit intangibles are currently amortized on a straight-line basis over 15 years.

Stock Based Compensation. We recognize compensation expense for all share-based payments to employees in accordance with ASC 718, Compensation—Stock Compensation. Under this accounting guidance, such payments are measured at fair value. Determining the fair value of, and ultimately the expense we recognize related to, our share-based payments requires us to make assumptions regarding dividend yields, expected stock price volatility, estimated forfeitures and, as to stock options, the expected life of the option. Changes in these assumptions and estimates can materially affect the calculated fair value of stock-based compensation and the related expense to be recognized.

Income Taxes. Accrued taxes represent the estimated amount payable to or receivable from taxing jurisdictions, either currently or in the future, and are reported in our consolidated statement of operations after exclusion of non-taxable income such as interest on state and municipal securities. Also, certain items of income and expense are recognized in different time periods for financial statement purposes than for income tax purposes. Thus, provisions for deferred taxes are recorded in recognition of such temporary differences. The calculation of our income tax expense is complex and requires the use of many estimates and judgments in its determination.

Deferred taxes are determined utilizing a liability method whereby we recognize deferred tax assets for deductible temporary differences and deferred tax liabilities for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We adjust deferred tax assets and liabilities for the effects of changes in tax laws and rates on the date of enactment.

The Company has adopted accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. We recognize deferred tax assets if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term “more likely than not” means a likelihood of more than 50%. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. Deferred tax assets are reduced by a valuation allowance when, if based on the weight of evidence available, it is more likely than not that some portion or all of deferred tax asset will not be realized.

We recognize interest and penalties on income taxes as a component of income tax expense.

Discussion and Analysis of Financial Condition

Total assets were $673.9 million at March 31, 2014, an increase of 6.1% from total assets of $634.9 million at December 31, 2013. Our total assets of $634.9 million at December 31, 2013 represents a 69.1% increase from total assets of $375.4 million at December 31, 2012. With respect to our growth in 2013, $99.2 million is attributable to the FCB acquisition, with the remainder resulting from organic growth in our loan and securities portfolio.

Loans

General. Loans, excluding loans held for sale, constitute our most significant asset, comprising 78.4%, 79.4% and 76.9% of our total assets at March 31, 2014 and December 31, 2013 and 2012, respectively. Loans, excluding loans held for sale, increased $24.2 million, or 4.8%, to $528.2 million at March 31, 2014 from $504.1 million at December 31, 2013. Loans, excluding loans held for sale, increased $215.3 million, or 75%, to $504.1 million at December 31, 2013 from $288.8 million at December 31, 2012. Although we acquired $77.5 million of loans in connection with the acquisition of FCB, the majority of the increase in 2013 is on account of organic loan growth. Loans in our Baton Rouge market were $195.7 million at March 31, 2014, representing an increase of $19.4 million and $62.1 million from December 31, 2013 and 2012, respectively. Loans in our New Orleans market increased to $110.8 million at March 31, 2014, from $101.5 million and $36.5 million at December 31, 2013 and 2012, respectively. Loans in our Hammond market, which we entered in May 2013 through the FCB acquisition, were $56.1 million at March 31, 2014, a decrease of $10.2 million from $66.3 million at December 31, 2013, while loans in our Lafayette market, where we opened a permanent branch location in the fourth quarter of 2013, totaled $15.6 million at March 31, 2014. The decrease in loans in our

Hammond market from December 31, 2013 to March 31, 2014 reflects our decision not to renew certain relationships acquired in the FCB acquisition as loans matured because the customers did not meet our underwriting standards.

The table below sets forth the balance of loans, excluding loans held for sale, outstanding by loan type as of the dates presented, and the percentage of each loan type to total loans.

	As of March 31, 2014		As of December 31,
(dollars in thousands)			2013		2012		2011		2010		2009
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Mortgage loans on real estate:
Construction and land development	$62,719	11.87%	$63,170	12.53%	$20,271	7.02%	$21,171	9.61%	$17,798	11.22%	$18,540	14.00%
1-4 family	113,911	21.56	104,685	20.77	54,813	18.98	46,664	21.19	30,957	19.51	24,631	18.60
Multifamily	17,666	3.34	14,286	2.83	1,750	0.61	1,454	0.66	1,278	0.80	0	0
Farmland	2,314	0.44	830	0.17	64	0.02	8	0	852	0.54	0	0
Non-farm, non-residential	165,381	31.31	157,363	31.22	99,927	34.61	56,467	25.64	39,400	24.83	38,926	29.39
Commercial and industrial	33,900	6.42	32,665	6.48	15,319	5.30	11,499	5.22	8,338	5.25	14,947	11.29

Consumer installment loans:
Auto loans	128,189	24.27	126,704	25.13	93,062	32.23	79,945	36.30	60,065	37.85	35,397	26.72
Other consumer installment loans	4,169	0.79	4,392	0.87	3,547	1.23	3,041	1.38	3	0	2	0

Total loans, net of unearned income	$528,249	100%	$504,095	100%	$288,753	100%	$220,249	100%	$158,691	100%	$132,443	100%

As the table above indicates, we have experienced significant growth in all loan categories since the end of 2009. Our acquisition of FCB, our strong presence in our Baton Rouge market, and our expansion into the New Orleans and Lafayette markets are the primary reasons for our loan growth in 2013 and in the first quarter of 2014. Of the $77.5 million in total loans that we acquired in connection with the FCB acquisition, $23.1 million were construction and land development loans (with 18.0% being “speculative” loans), $21.9 million were 1-4 family mortgage loans, and $22.7 million were non-farm, non-residential mortgage loans. One-to-four family mortgage loans held in our portfolio and auto loans grew primarily due to our expansion into the New Orleans market. Beyond the impact of the FCB acquisition and our expansion into New Orleans, we believe our loan growth from 2012 through the first quarter of 2014 is due to the successful implementation of our relationship-driven banking strategy. In early 2014, we hired two auto loan buyers with extensive contacts in Louisiana, and we expect these hires to continue to grow this segment of our loan portfolio.

The following table sets forth loans, net of unearned income, outstanding at March 31, 2014, which, based on remaining scheduled repayments of principal, are due in the periods indicated. Loans with balloon payments and longer amortizations are often repriced and extended beyond the initial maturity when credit conditions remain satisfactory. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported below as due in one year or less.

(in thousands)	One Year or Less	After One Year Through Five Years	After Five Through 10 Years	After 10 Through 15 Years	After 15 Years	Total
Mortgage loans on real estate:
Construction and land development	$38,855	$19,954	$2,303	$1,607	$0	$62,719
1-4 family	9,103	24,842	27,406	19,254	33,306	113,911
Multifamily	4,726	9,658	2,138	1,144	0	17,666
Farmland	55	0	759	1,500	0	2,314
Non-farm, non-residential	13,809	61,911	57,087	32,502	72	165,381
Commercial and industrial	9,776	13,691	7,790	2,643	0	33,900
Consumer installment loans:
Auto loans	883	62,071	64,906	329	0	128,189
Other consumer installment loans	272	3,313	584	0	0	4,169

Total loans, net of unearned income	$77,479	$195,440	$162,973	$58,979	$33,378	$528,249

Loans held for sale. Loans held for sale increased $20.2 million, or 404%, to $25.2 million at March 31, 2014 from $5.0 million at December 31, 2013. The increase is primarily due to approximately $19.5 million of consumer loans (consisting of indirect auto loans) being classified as held for sale at March 31, 2014. No consumer loans were classified as held for sale at December 31, 2013 or 2012. In the first three months of 2014, we originated $16.9 million in mortgage loans for sale, as compared to $25.5 million in mortgage loans for sale originated in the first three months of 2013. Loans held for sale decreased $12.0 million, or 70%, to $5.0 million at December 31, 2013 from $17.0 million at December 31, 2012. The decline is due to a decrease in originations of mortgage loans for sale, which declined from $115.0 million in 2012 to $88.2 million in 2013. Our originations of mortgage loans for sale were $70.6 million in 2011.

Mortgage rates in the latter half of 2011 declined to historic lows and remained at these levels through 2012 and into 2013. These low rates spurred not only new homebuyers, but also resulted in a significant increase in refinancings. Both of these factors contributed to the high level of mortgage originations in 2012. During the latter half of 2013 and continuing into the first quarter of 2014, mortgage rates began to increase, resulting in a decline in originations. As these rates are expected to remain elevated in 2014 relative to their historic lows in the past two years, we do not expect significant growth in mortgage originations and anticipate that our originations of mortgage loans held for sale may continue to decline in the future.

One-to-four family mortgage loans not held in our portfolio are typically sold on a “best efforts” basis within 30 days after the loan is funded. This means that residential real estate originations are locked in at a contractual rate with a third party investor or directly with government sponsored agencies, and we are obligated to sell the mortgage only if it is closed and funded. As a result, the risk we assume is conditioned upon loan underwriting and market conditions in the national mortgage market. Although loan fees and some interest income are derived from mortgage loans held for sale, our main source of income is gains from the sale of these loans in the secondary market.

We also sell pools of our auto loans in order to manage our concentration in auto loans as well as to generate liquidity. During the three months ended March 31, 2014, we recognized gains from the sales of pools of our auto loans of $174,000. We did not sell any auto loan pools in the three months ended March 31, 2013. For the year ended December 31, 2013, the gain from sales of pools of our auto loans was $247,000, an increase over gains of $34,000 from such sales for the year ended December 31, 2012 due primarily to the overall growth in our auto loan originations. In the future, we anticipate that we will sell pools of our auto loans on a quarterly basis, and we expect gains from the sale of pools of our auto loans to continue to fluctuate with the size of our auto loan portfolio.

Finally, as a general matter we hold construction and development loans in our portfolio. When construction is complete and the construction loan is converted into a permanent loan, however, we typically sell the permanent loan on the secondary market.

Loan concentrations. Loan concentrations are considered to exist when there are amounts loaned to multiple borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. At each of March 31, 2014 and December 31, 2013, we had no concentrations of loans exceeding 10% of total loans other than loans in the categories listed in the table above.

Investment Securities

We purchase investment securities primarily to provide a source for meeting liquidity needs, with return on investment a secondary consideration. We also use investment securities as collateral for certain deposits and other types of borrowing. Investment securities totaled $69.8 million at March 31, 2014, an increase of $7.0 million, or 11.0%, from $62.8 million at December 31, 2013. Investment securities represented 10.4% of our total assets at March 31, 2014. The investment securities balance at December 31, 2013 represents an $18.4 million, or 42%, increase from $44.3 million at December 31, 2012. Our increase in investment securities at March 31, 2014 compared to December 31, 2013 was primarily due to our investment of cash not used in our lending activities into investment securities. The increase in investment securities from 2012 to 2013 was due to the acquisition of $5.3 million in investment securities in connection with the FCB acquisition as well as our purchase of investment securities with cash not used in our lending activities.

The following table shows the carrying value of our investment securities portfolio by investment type and the percentage that such investment type comprises of our entire portfolio at the dates indicated:

(dollars in thousands)	March 31, 2014		December 31, 2013		December 31, 2012
	Balance	% of Portfolio	Balance	% of Portfolio	Balance	% of Portfolio
Obligations of other U.S. Government agencies and corporations	$6,155	8.82%	$6,182	9.85%	$4,853	10.95%
Mortgage-backed securities	44,108	63.22	37,069	59.07	23,812	53.72
Obligations of states and political subdivisions	13,971	20.02	14,100	22.47	13,403	30.24
Other debt securities	479	0.69	476	0.76	505	1.14
Corporate bonds	5,060	7.25	4,925	7.85	1,753	3.95

Total	$69,773	100%	$62,752	100%	$44,326	100%

We classify debt securities as held to maturity if management has the positive intent and ability to hold the securities to maturity. Held to maturity securities are stated at amortized cost. Securities not classified as held to maturity or trading are classified as available for sale. Available for sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income within stockholders’ equity.

In the first three months of 2014, we purchased $19.4 million of investment securities, compared to purchases of $9.4 million of investment securities during the corresponding period in 2013. During 2013, we purchased $40.4 million in investment securities, while we purchased $26.8 million in securities in 2012. We increased our purchases of securities in 2013, which continued into the first quarter of 2014, primarily to increase the amount of liquidity on our balance sheet and also to reposition the portfolio to take advantage of an anticipated rising interest rate environment. Mortgage-backed securities represented 91.6%, 68.2% and 80.6% of the available for sale securities we purchased in the first quarter of 2014, and in 2013 and 2012, respectively. Of the remaining securities purchased in the first quarter of 2014, and in 2013 and 2012, 7.3%, 5.6% and 6.2%, respectively, were corporate bonds, while 1.2%, 26.2% and 13.2%, respectively, were municipal securities. The mortgage-backed securities that we have purchased since the beginning of 2012 have primarily been adjustable rate securities backed by U.S. government agencies. We purchase municipal securities to take advantage of the tax benefits associated with such securities. However, the volatility in the municipal securities market increased over the course of 2013 and into the first quarter of 2014, and we expect that our level of municipal securities purchases will decrease so long as this market remains volatile. We only purchase corporate bonds that are investment grade securities issued by seasoned corporations.

Typically, our investment securities are available for sale. We did not purchase any held to maturity securities in the first quarter of 2014 or in 2012. Our purchases of held to maturity securities in 2013 consisted of U.S. Government agency securities that we acquired in connection with our acquisition of FCB and mortgage-backed securities that were qualified investments for Community Redevelopment Act purposes.

The following table sets forth the stated maturities and weighted average yields of our investment securities based on the amortized cost of our investment portfolio as of March 31, 2014.

(dollars in thousands)	One Year or Less		After One Year Through Five Years		After Five Years Through Ten Years		After Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Held to Maturity:
Obligations of other U.S. Government agencies and corporations	$0	0%	$0	0%	$0	0%	$3,974	2.21%
Mortgage-backed securities	0	0	0	0	0	0	2,588	2.34%
Available for Sale:
Obligations of other U.S. Government agencies and corporations	0	0	0	0	181	3.17%	2,007	1.85%
Mortgage-backed securities	0	0	0	0	2,332	2.12%	39,304	2.25%
Obligations of states and political subdivisions	102	1.21%	843	2.31%	5,891	3.24%	7,324	3.50%
Corporate bonds	498	2.14%	900	1.19%	3,668	1.85%	0	0

	$600		$1,743		$12,072		$55,196

The maturity of mortgage-backed securities reflects scheduled repayments based upon the contractual maturities of the securities. Weighted average yields on tax-exempt obligations have been computed on a fully tax equivalent basis assuming a federal tax rate of 34%.

Premises and equipment

Bank premises and equipment increased $1.6 million, or 6.5%, to $26.3 million at March 31, 2014 from $24.7 million at December 31, 2013. Our acquisition of a parcel of land in Lafayette, Louisiana, for a potential future branch location and the purchase of furniture and fixtures related to our consolidation of our back office support staff to a central location are the primary reasons for this increase. Bank premises and equipment increased $9.8 million, or 66%, to $24.7 million at December 31, 2013 from $14.9 million at December 31, 2012. In addition to the two branches we acquired in the FCB acquisition and the opening of our de novo branch in Lafayette, Louisiana, in 2013, we also acquired land in Gonzales and Baton Rouge, Louisiana, for potential future branch locations.

Deferred tax asset

At each of March 31, 2014 and December 31, 2013, our deferred tax asset was $1.2 million, compared to $0.3 million at December 31, 2012. The reason for this significant increase is due to the FCB acquisition, as the tax basis on the real estate owned that we acquired in the FCB acquisition exceeded its carrying value by approximately $1.9 million, and we also acquired a net operating loss carryforward of approximately $1.4 million on an after-tax basis. At March 31, 2014, we held approximately $2.3 million in net operating loss carryforwards, with expiration dates ranging from 2029 to 2033. U.S. tax law imposes annual limitations on the amount of net operating loss carryforwards that may be used to offset federal taxable income. Under these laws, we may apply up to approximately $0.6 million to offset our taxable income each year through 2015, with declining amounts thereafter as the net operating loss carryforwards amortize. In addition to this limitation, our ability to utilize net operating loss carryforwards depends upon our maintaining profitable results. Given the substantial amount of time before our net operating loss carryforwards begin to expire, we currently expect to utilize these net operating loss carryforwards in full before their expiration.

Deposits

The following table sets forth the composition of our deposits at March 31, 2014 and at December 31, 2013 and 2012:

(dollars in thousands)	March 31, 2014		December 31, 2013		December 31, 2012
	Amount	Percent	Amount	Percent	Amount	Percent
Noninterest-bearing demand deposits	$64,545	11.44%	$72,795	13.67%	$37,489	12.51%
NOW accounts	96,810	17.16	77,190	14.49	43,022	14.36
Money market deposit accounts	71,039	12.59	67,006	12.58	46,296	15.45
Savings accounts	52,509	9.31	52,177	9.80	30,521	10.18
Certificates of Deposit	279,291	49.40	263,438	49.46	142,342	47.50

Total	$564,194	100%	$532,606	100%	$299,670	100%

Total deposits were $564.2 million at March 31, 2014, an increase of $31.6 million, or 5.9%, from total deposits of $532.6 million at December 31, 2013. The increase in deposits at March 31, 2014 resulted from organic growth in all of our markets, particularly in our Lafayette market, where deposits grew by approximately $15.6 million from December 31, 2013 to March 31, 2014. Deposits in our Hammond and New Orleans markets increased by approximately $7.4 million and $7.8 million, respectively, over the same period. The remaining $0.8 million in deposit growth in the first quarter of 2014 came from the Baton Rouge market.

Total deposits were $532.6 million at December 31, 2013, an increase of $232.9 million, or 77.7%, from total deposits of $299.7 million at December 31, 2012. Our acquisition of FCB contributed $86.5 million in deposits, with the remainder of the increase in deposits resulting from organic growth. Deposits in our Baton Rouge and New Orleans markets increased $78.4 million and $69.6 million, respectively, from December 31, 2012 to December 31, 2013. Deposits in our Hammond market were $76.4 million at December 31, 2013, compared to $86.5 million on May 1, 2013, the date that we completed the FCB acquisition. Deposits from our de novo location in Lafayette totaled $28.0 million at December 31, 2013. Total deposits, and noninterest-bearing deposits in particular, at December 31, 2013 were slightly inflated by a $14.0 million short-term deposit that a commercial customer made in late December, 2013 that was fully withdrawn in January, 2014.

Our management is focused on growing and maintaining a stable source of funding, specifically core deposits, and allowing more costly deposits to mature, within the context of mitigating interest rate risk and maintaining our net interest margin and sufficient levels of liquidity. As we have grown, our deposit mix has evolved from a primary reliance on certificates of deposit, which are less relationship driven and less dependent on the convenience of branch locations than other types of deposit accounts. As our branch network has expanded and the reach of our relationship-driven approach to banking has grown, our mix of deposits has shifted and is relatively balanced between transactional accounts, such as checking, savings, money market and NOW accounts, and certificates of deposits. However, as a result of our acquisition of $47.3 million in certificates of deposit from FCB in 2013, at March 31, 2014 and December 31, 2013, certificates of deposit represented 49.5% of our total deposits as compared to 47.5% at December 31, 2012. In a low interest rate, relatively flat yield curve environment, we have encouraged our customers to extend their maturities by offering higher interest rates in our certificates of deposits with maturities greater than twelve months. In the event that certain of these certificates of deposits are not renewed and the funds are withdrawn, we intend to replace those deposits with other forms of borrowed money or capital, or liquidate assets to reduce our funding needs.

The following table shows the maturity of certificates of deposit and other time deposits of $100,000 or more at March 31, 2014 and at December 31, 2013 and 2012:

Time Remaining Until Maturity:

(in thousands)	March 31, 2014		December 31, 2013		December 31, 2012
	Certificates of Deposit	Other Time Deposits	Certificates of Deposit	Other Time Deposits	Certificates of Deposit	Other Time Deposits
Three months or less	$5,686	$102	$4,296	$134	$3,149	$224
Over three through six months	3,805	233	5,123	102	6,053	234
Over six through twelve months	10,760	112	6,456	396	2,687	506
Over one year through three years	7,605	234	9,435	302	6,457	241
Over three years	2,082	121	2,861	141	283	0

	$29,938	$802	$28,171	$1,075	$18,629	$1,205

Borrowings

Total borrowings include securities sold under agreements to repurchase, advances from the FHLB and junior subordinated debentures. Securities sold under agreements to repurchase increased $2.6 million to $12.8 million at March 31, 2014 from $10.2 million at December 31, 2013. Our advances from the FHLB were $34.2 million at March 31, 2014, an increase of $3.4 million, or 11.0%, from FHLB advances of $30.8 million at December 31, 2013, resulting generally from the increase in the size of our operations. Our $3.6 million in notes payable at each of March 31, 2014 and December 31, 2013 represent the junior subordinated debentures that we assumed in connection with our acquisition of FCB.

Securities sold under agreements to repurchase increased $6.2 million to $10.2 million at December 31, 2013 from $4.0 million at December 31, 2012 primarily a result of one new overnight repurchase agreement in our Lafayette market. Our advances from the FHLB were $30.8 million at December 31, 2013, an increase of $4.0 million, or 15.0%, from FHLB advances of $26.8 million at December 31, 2012, resulting generally from the increase in the size of our operations.

The average balances and cost of funds of short-term borrowings at March 31, 2014 and at December 31, 2103, 2012 and 2011 are summarized as follows:

(dollars in thousands)	Average Balances				Cost of Funds
	March 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011	March 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011
Federal funds purchased and other short-term borrowings	$3,809	$19	$2	$5	.11%	.76%	.76%	1.04%
Securities sold under agreements to repurchase	11,289	7,608	5,472	5,045	.12	.15	.20	.28

Total short-term borrowings	$15,098	$7,627	$5,474	$5,050	.12%	.15%	.20%	.28%

Results of Operations

Performance Summary

Three months ended March 31, 2014 vs. three months ended March 31, 2013. For the three months ended March 31, 2014, net income was $0.9 million, or $0.23 per basic share and $0.21 per diluted share, compared to net income of $0.6 million, or $0.19 per basic share and $0.18 per diluted share, for the three months ended March 31, 2013. Our results of operations for the three months ended March 31, 2013 do not include any impact of the FCB acquisition. The increase in our net income was primarily driven by higher levels of net interest income resulting from strong organic loan growth as well as the increase in loans as a result of the FCB acquisition, offset, in part, by a slight decrease in yields on interest-earning assets. Return on average assets declined to 0.55% for the three months ended March 31, 2014 from 0.66% for three months ended March 31, 2013 primarily on account of increases in our operational costs attributable to our de novo branch facilities and an increase in expenses related to real estate owned acquired in the FCB acquisition. Return on average equity was 6.32% for the three months ended March 31, 2014 as compared to 5.67% for the three months ended March 31, 2013.

2013 vs. 2012. Net income was $3.2 million, or $0.86 per basic share and $0.81 per diluted share, for the year ended December 31, 2013 compared to net income of $2.4 million, or $0.79 per basic share and $0.71 per diluted share, for the same period in 2012. The increase in our net income was primarily driven by the bargain purchase gain and higher levels of net interest income resulting from our strong organic loan growth as well as the increase in loans as a result of the FCB acquisition, offset, in part, by declining yields on interest-earning assets. Return on average assets declined to 0.64% for the year ended December 31, 2013 from 0.74% for 2012 primarily as a result of merger-related expenses, an increase in occupancy expenses related to real estate owned acquired in the FCB acquisition and our de novo branch facilities. Return on average equity was 6.10% for the year ended December 31, 2013 as compared to 5.90% for the year ended December 31, 2012.

2012 vs. 2011. Our net income for 2012 was $2.4 million compared to $1.0 million for 2011. This increase in net income was primarily the result of increases in net interest income resulting from organic loan growth, including fee income on mortgage loans held for sale, as well as a full year’s impact of the SLBB acquisition on our operations, offset by increases in noninterest expenses related to our growth. Basic earnings per share for 2012 were $0.79 as compared to $0.54 for 2011, while diluted earnings per share for 2012 were $0.71 as compared to $0.47 for 2011. Return on average assets for 2012 was 0.74%, as compared to 0.44% for 2011. Return on average equity for 2012 was 5.90% as compared to 4.44% for 2011.

Net Interest Income and Net Interest Margin

Net interest income, which is the largest component of our earnings, is the difference between interest earned on assets and the cost of interest-bearing liabilities. The primary factors affecting net interest income are the volume, yield and mix of our rate-sensitive assets and liabilities as well as the amount of our nonperforming loans and the interest rate environment.

The primary factors affecting net interest income and net interest margin are changes in interest rates, competition and the shape of the interest rate yield curve. The decline in interest rates since 2008 has put significant downward pressure on net interest margin over the past few years. Each rate reduction in interest rate indices (and, in particular, the prime rate, rates paid on U.S. Treasury securities and the London Interbank Offering Rate) resulted in a reduction in the yield on our variable rate loans indexed to one of these indices. However, rates on our deposit and other interest-bearing liabilities did not decline proportionally. To offset the effects on our net interest income and net interest margin from the prevailing interest rate environment, we have attempted to focus our interest-earning assets in loans and shift our interest-bearing liabilities from higher-costing deposits, like certificates of deposit, to noninterest-bearing and other lower cost deposits.

Three months ended March 31, 2014 vs. three months ended March 31, 2013. Net interest income, on a tax-equivalent basis, increased 72.0% to $5.9 million for the three months ended March 31, 2014 from $3.4 million for the same period in 2013. Net interest margin was 3.93% for the three months ended March 31, 2014, up five basis points from 3.88% for the three months ended March 31, 2013. The increase in net interest income resulted from increases in the volume of interest-earning assets and decreases in the cost of interest-bearing liabilities, offset by declines in the rate paid on interest-earnings assets and an increase in the volume of interest-bearing liabilities. These changes were driven both by the impact of the assets acquired and liabilities assumed in connection with the FCB acquisition as well as organic loan and deposit growth. For the three months ended March 31, 2014, average loans increased approximately $223.4 million as compared to the same period in 2013, while average investment securities increased approximately $23.8 million. The acquired FCB assets increased the average balance of interest-earning assets by $63.9 million and increased the average balance of interest-bearing liabilities by $73.6 million for the first quarter of 2014.

Interest income, on a tax-equivalent basis, was $7.0 million for the three months ended March 31, 2014 compared to $4.1 million for the same period in 2013. As the average balances table below illustrates, loan interest income made up substantially all of our interest income for the three months ended March 31, 2014 and 2013. Interest on our non-farm, non-residential commercial real estate loans, our 1-4 family residential real estate loans and our consumer loans constituted the three largest components of our loan interest income for the three months ended March 31, 2014 and 2013 at 77.4% and 85.7%, respectively, for such periods. Interest income generated from the two branches acquired from FCB was approximately $1.0 million for the three months ended March 31, 2014. The prolonged low interest rate environment contributed to a lower yield on earning assets, offset by the above-described increases in interest-earning assets. The overall yield on interest-earning assets decreased one basis points to 4.65% for the three months ended March 31, 2014 as compared to 4.66% for the same period in 2013. The loan portfolio yielded 5.08% for the three months ended March 31, 2014 as compared to 5.15% for the three months ended March 31, 2013, while the tax-equivalent yield on the investment portfolio was 1.64% for the three months ended March 31, 2014 as compared to 1.43% for the three months ended March 31, 2013.

Interest expense was $1.1 million for the three months ended March 31, 2014, an increase of $0.4 million compared to interest expense of $0.7 million for the three months ended March 31, 2013, as a result of an increase in the volume of interest-bearing liabilities, offset by a decrease in cost of such liabilities. Average interest-bearing liabilities increased approximately $233.5 million for the three months ended March 31, 2014 as compared to the same period in 2013 as a result of the FCB acquisition and our organic deposit growth. Interest expense attributable to the two branches acquired from FCB was approximately $0.1 million for the three months ended March 31, 2014. At the same time, the cost of interest-bearing liabilities decreased 11 basis points to 0.83% for the three months ended March 31, 2014 compared to the same period in 2013. In particular, the weighted average rate paid on certificates of deposit decreased 14 basis points during the three months ended March 31, 2014 compared to same period in 2013. The decrease in deposit rates was driven by competitive factors and the general interest rate environment, as well as our strategy to cross-sell using lower cost deposits.

Average Balances and Yields. The following table sets forth average balance sheet data, including all major categories of interest-earning assets and interest-bearing liabilities, together with the interest earned or paid and the average yield or rate paid on each such category for the three months ended March 31, 2014 and 2013. Averages presented below are daily averages.

	Three Months Ended March 31,
	2014			2013
	Average Balance	Interest Income/ Expense(1)	Yield/ Rate(1)	Average Balance	Interest Income/ Expense(1)	Yield/ Rate(1)
	(dollars in thousands)
Assets
Interest-earning assets:
Loans	$532,547	$6,675	5.08%	$309,194	$3,926	5.15%
Securities:
Taxable	53,607	193	1.46%	31,390	78	1.01%
Tax-exempt	14,194	81	2.31%	12,649	77	2.47%
Interest-bearing balances with banks	5,812	8	0.56%	1,744	2	0.47%

Total interest-earning assets	606,160	6,957	4.65%	354,977	4,083	4.66%
Cash and due from banks	10,865			4,066
Intangible assets	3,251			2,827
Other assets	34,397			20,592
Allowance for loan losses	(3,396)			(2,699)

Total assets	$651,277			$379,763

Liabilities and stockholders’ equity
Interest-bearing liabilities:
Deposits:
Interest-bearing demand	$158,712	242	0.62%	$89,383	150	0.68%
Savings deposits	51,927	89	0.70%	30,472	55	0.73%
Time deposits	272,835	672	1.00%	155,078	437	1.14%

Total interest-bearing deposits	483,474	1,003	0.84%	274,933	642	0.95%
Short-term borrowings	15,098	4	0.11%	5,078	3	0.24%
Long-term debt	34,133	83	0.99%	19,149	46	0.97%

Total interest-bearing liabilities	532,705	1,090	0.83%	299,160	691	0.94%
Noninterest-bearing deposits	59,166			33,722
Other liabilities	2,965			2,670
Stockholders’ equity	56,441			44,211

Total liability and shareholders’ equity	$651,277			$379,763

Net interest income/net interest margin		$5,867	3.93%		$3,392	3.88%

(1)	Interest income and net interest margin are expressed as a percent of average interest-earning assets outstanding for the indicated periods. Interest expense is expressed as a percent of average interest-bearing liabilities for the indicated periods.

The average balances of nonaccruing assets are included in the table above. Interest income and weighted average yields on tax-exempt securities have been computed on a fully tax-equivalent basis assuming a federal tax rate of 34% and a state tax rate of 0%, which is net of federal tax benefit.

Volume/Rate Analysis. The following table sets forth a summary of the changes in interest earned, on a tax equivalent basis, and interest paid resulting from changes in volume and rates for the three months ended March 31, 2014 compared to the same period in 2013.

	Three Months Ended March 31, 2014 vs. Three Months Ended March 31, 2013
	Volume	Rate	Net(1)
	(dollars in thousands)
Interest income:
Loans	$2,836	$(87)	$2,749
Securities:
Taxable	55	60	115
Tax-exempt	9	(5)	4
Interest-bearing balances with banks	5	1	6

Total interest-earning assets	2,905	(31)	2,874
Interest expense:
Interest-bearing demand deposits	116	(24)	92
Savings deposits	39	(5)	34
Time deposits	332	(97)	235
Short-term borrowings	6	(5)	1
Long-term debt	36	1	37

Total interest-bearing liabilities	529	(130)	399

Change in net interest income	$2,376	$99	$2,475

(1)	Changes in interest due to both volume and rate have been allocated on a pro-rata basis using the absolute ratio value of amounts calculated.

2013 vs. 2012. Net interest income, on a tax-equivalent basis, increased 57% to $19.2 million for the year ended December 31, 2013 from $12.2 million for the same period in 2012. Net interest margin was 4.10% for 2013, up six basis points from 4.04% for 2012. The increase in net interest income resulted from increases in the volume of interest-earning assets and decreases in the cost of interest-bearing liabilities, offset by declines in the rate paid on interest-earnings assets and an increase in the volume of interest-bearing liabilities. These changes were driven both by the impact of the assets acquired and liabilities assumed in connection with the FCB acquisition as well as organic loan and deposit growth. For 2013, average loans increased approximately $155 million as compared to 2012, while average investment securities increased approximately $15 million as compared to 2012. The acquisition of FCB increased the average balance of interest-earning assets by $48.3 million, with an average yield of 6.72%, and increased the average balance of interest-bearing liabilities by $48.8 million, with an average cost of 0.61%, for 2013.

Interest income, on a tax-equivalent basis, was $22.7 million for 2013 compared to $14.7 million for 2012. As the average balances table below illustrates, loan interest income made up virtually all of our interest income in 2013 and 2012. Interest on our non-farm, non-residential commercial real estate loans, our 1-4 family residential real estate loans and our consumer loans constituted the three largest components of our loan interest income for 2013 and 2012, at 79% and 85%, respectively, for such years. Interest income generated from the two branches acquired from FCB was approximately $3.2 million for the year ended December 31, 2013. The prolonged low interest rate environment contributed to a lower yield on earning assets, offset by the above-described increases in interest-earning assets. The overall yield on interest-earning assets decreased four basis points to 4.85% for 2013 as compared to 4.89% for 2012. The loan portfolio yielded 5.34% for 2013 as compared to 5.56% for 2012, while the tax-equivalent yield on the investment portfolio was 1.41% for 2013 as compared to 1.48% for 2012.

Interest expense was $3.5 million for 2013, an increase of $0.9 million compared to interest expense of $2.5 million for 2012, as a result in an increase in volume of interest-bearing liabilities, offset by a decrease in cost. Average interest-bearing liabilities increased approximately $144 million in 2013 as compared to 2012 as a result of the FCB acquisition and our organic growth. Interest expense attributable to the two branches acquired from FCB was approximately $0.3 million for the year ended December 31, 2013. At the same time, the cost of interest-bearing liabilities decreased 14 basis points to 0.87% for 2013 compared to 1.01% for 2012, primarily as a result of lower rates overall and with respect to certificate of deposit rates in particular during 2013 as compared to 2012. We were able to reduce the weighted average rate paid on our certificates of deposits from 1.28% in 2012 to 1.05% in 2013. Competitive factors and the general interest rate environment, as well as the impact of our strategy to cross-sell using lower cost deposits, drove the decrease in deposit rates.

2012 vs. 2011. Net interest income, on a tax-equivalent basis, increased 39% to $12.2 million for the year ended December 31, 2012 from $8.8 million for the same period in 2011. Net interest margin was 4.04% for 2012, down five basis points from 4.09% for 2011. The increase in net interest income resulted from increases in the volume of interest-earning assets and decreases in the cost of interest-bearing liabilities, offset by declines in the rate paid on interest-earnings assets and an increase in the volume of interest-bearing liabilities. Average loans increased approximately $63.4 million and average investments increased approximately $20.1 million in 2012 as compared to 2011. The SLBB acquisition increased the average balance of loans by $7.9 million, with an average yield of 6.23%, and increased the average balance of interest-bearing liabilities by $8.7 million, with an average cost of 0.61%, for 2011.

Interest income, on a tax-equivalent basis, was $14.7 million for 2012 as compared to $11.4 million for 2011. Interest on non-farm, non-residential commercial real estate loans, our 1-4 family residential real estate loans and our consumer loans constituted the three largest components of our loan interest income for 2012 and 2011, at 85% and 82%, respectively, for such years. The overall yield on interest-earnings assets decreased 42 basis points to 4.89% for 2012 as compared to 5.31% for 2011. The loan portfolio yielded 5.56% for 2012 as compared to 5.79% for 2011, while the tax-equivalent yield on the investment portfolio was 1.48% for 2012 as compared to 2.00% for 2011. In 2012, management purchased adjustable rate mortgage-backed securities in an effort to mitigate the effects on our interest income if interest rates began to rise. However, since these adjustable rate mortgage-backed securities yielded lower rates than other investment securities, the yield on the investment portfolio declined.

Interest expense was $2.5 million for 2012, approximately the same as interest expense for 2011. The $66 million increase in average interest-bearing liabilities, primarily resulting from deposit growth, in 2012 as compared to 2011 was offset by a decrease in the cost of interest-bearing liabilities over the same period. The cost of interest-bearing liabilities was 1.01% for 2012, a 37 basis point decrease compared to 2011. Also, the weighted average rate paid on our certificates of deposits decreased from 1.98% in 2011 to 1.28% in 2012. Competitive factors in the our markets in 2012 resulted in lower rates on certificates of deposit as compared to 2011, which allowed us to lower the cost of our certificates of deposits by repricing maturing certificates at lower rates.

Average Balances and Yields. The following table sets forth average balance sheet data, including all major categories of interest-earning assets and interest-bearing liabilities, together with the interest earned or paid and the average yield or rate paid on each such category for the years ended December 31, 2013, 2012 and 2011. Averages presented below are daily averages.

	2013			2012			2011
	Average Balance	Interest Income/ Expense(1)	Yield/ Rate(1)	Average Balance	Interest Income/ Expense(1)	Yield/ Rate(1)	Average Balance	Interest Income/ Expense(1)	Yield/ Rate(1)
	(dollars in thousands)
Assets
Interest-earning assets:
Loans	$405,997	$21,686	5.34%	$251,269	$13,968	5.56%	$187,829	$10,877	5.79%
Securities:
Taxable	39,957	414	1.04%	28,067	289	1.03%	17,101	305	1.78%
Tax-exempt	14,685	354	2.41%	12,107	307	2.54%	3,205	102	3.18%
Interest-bearing balances with banks	2,977	18	0.60%	6,838	23	0.34%	4,900	18	0.37%

Total interest-earning assets	463,616	22,472	4.85%	298,281	14,587	4.89%	213,035	11,302	5.31%
Cash and due from banks	7,285			3,086			2,259
Intangible assets	3,124			2,834			716
Other assets	25,397			17,220			9,679
Allowance for loan losses	(2,737)			(2,083)			(1,559)

Total assets	$496,685			$319,338			$225,689

Liabilities and stockholders’ equity
Interest-bearing liabilities:
Deposits:
Interest-bearing demand	$113,097	726	0.64%	$82,437	558	0.68%	$67,370	508	0.75%
Savings deposits	42,774	299	0.70%	26,654	206	0.77%	12,945	93	0.72%
Time deposits	208,036	2,179	1.05%	124,630	1,597	1.28%	93,255	1,844	1.98%

Total interest-bearing deposits	363,907	3,204	0.88%	233,721	2,361	1.01%	173,570	2,445	1.41%
Short-term borrowings	7,627	12	0.16%	5,474	11	0.20%	5,050	14	0.28%
Long-term debt	24,990	244	0.98%	13,288	170	1.28%	7,933	120	1.51%

Total interest-bearing liabilities	396,524	3,460	0.87%	252,483	2,542	1.01%	186,553	2,579	1.38%
Noninterest-bearing deposits	47,564			25,736			15,641
Other liabilities	1,527			1,108			957
Stockholders’ equity	51,070			40,011			22,538

Total liability and shareholders’ equity	$496,685			$319,338			$225,689

Net interest income/net interest margin		$19,012	4.10%		$12,045	4.04%		$8,723	4.09%

(1)	Interest income and net interest margin are expressed as a percent of average interest-earning assets outstanding for the indicated periods. Interest expense is expressed as a percent of average interest-bearing liabilities for the indicated periods.

The average balances of nonaccruing assets are included in the table above. Interest income and weighted average yields on tax-exempt securities have been computed on a fully tax-equivalent basis assuming a federal tax rate of 34% and a state tax rate of 0%, which is net of federal tax benefit.

Volume/Rate Analysis. The following table sets forth a summary of the changes in interest earned, on a tax equivalent basis, and interest paid resulting from changes in volume and rates for the year ended December 31, 2013 compared to the year ended December 31, 2012 and for the year ended December 31, 2012 compared to the year ended December 31, 2011.

	2013 vs. 2012			2012 vs. 2011
	Volume	Rate	Net(1)	Volume	Rate	Net(1)
	(dollars in thousands)
Interest income:
Loans	$8,601	$(883)	$7,718	$3,674	$(583)	$3,091
Securities:
Taxable	122	3	125	196	(212)	(16)
Tax-exempt	65	(18)	47	283	(78)	205
Interest-bearing balances with banks	(13)	8	(5)	7	(2)	5

Total interest-earning assets	8,775	(890)	7,885	4,160	(875)	3,285
Interest expense:
Interest-bearing demand deposits	208	(40)	168	114	(64)	50
Savings deposits	125	(32)	93	98	15	113
Time deposits	1,069	(487)	582	620	(867)	(247)
Short-term borrowings	4	(3)	1	1	(4)	(3)
Long-term debt	150	(76)	74	81	(31)	50

Total interest-bearing liabilities	1,556	(638)	918	914	(951)	(37)

Change in net interest income	$7,219	$(252)	$6,967	$3,246	$76	$3,322

(1)	Changes in interest due to both volume and rate have been allocated on a pro-rata basis using the absolute ratio value of amounts calculated.

Non-interest income

Non-interest income includes, among other things, fees generated from our deposit services and in connection with our mortgage loan activities, non-recurring bargain purchase gain resulting from acquisitions and securities gains. We expect to continue to develop new products that generate non-interest income, and enhance our existing products, in order to diversify our revenue sources.

Three months ended March 31, 2014 vs. three months ended March 31, 2013. Total non-interest income decreased $0.1 million, or 9.0%, to $1.1 million for the three months ended March 31, 2014 compared to $1.2 million for the three months ended March 31, 3013. Non-interest income generated from the two branches acquired from FCB was approximately $51,000 for the three months ended March 31, 2014. The decrease is primarily due to a decrease in fee income on mortgage loans held for sale.

Fee income on mortgage loans held for sale is the largest component of our non-interest income. These fees decreased $0.3 million to $0.5 million for the three months ended March 31, 2014 from $0.8 million for the same period in 2013, as originations of mortgage loans held for sale decreased. The decrease in such fee income, as well as our originations of mortgage loans held for sale, is due to an industry-wide increase in mortgage loan rates in the latter half of 2013 that has continued into the first quarter of 2014. As interest rates remain high relative to prior years, we expect our mortgage loan originations as well as fee income on mortgage loans held for sale to remain flat and possibly even decline during 2014.

Gains on the sale of loans, other than mortgage loans, for the three months ended March 31, 2014 were $0.2 million. These gains were generated by sales of pools of our auto loans. We did not sell any auto loans during the three months ended March 31, 2013. We expect to sell pools of our auto loans on a quarterly basis in the future.

Service charges on deposit accounts include maintenance fees on accounts, account enhancement charges for additional deposit account features, per item charges and overdraft fees. Service charges on deposits increased 125% to $63,000 for the three months ended March 31, 2014 as compared to $28,000 for the same period in 2013. Approximately 50% of this increase is due to increased deposits resulting from the FCB acquisition, with the remainder of the increase attributable to our organic deposit growth.

Gains on the sale of investment securities for the three months ended March 31, 2014 decreased $147,000, or 56%, to $116,000 from $263,000 for the same period in 2013. We sold approximately $10.7 million in securities for the three months ended March 31, 2014, compared to sales of $6.4 million for the three months ended March 31, 2013.

Other operating income was $0.2 million for the three months ended March 31, 2014 compared to $0.1 million for the same period in 2013. Other operating income consists of interchange fees, ATM surcharge income, loan servicing fees and rental income.

2013 vs. 2012. Total non-interest income increased $1.7 million, or 48%, to $5.4 million for the year ended December 31, 2013 as compared to $3.6 million for the year ended December 31, 2012 primarily due to the FCB acquisition as well as gains on the sale of loans, other than mortgage loans, and gains on the sale of securities. We recorded a bargain purchase gain in the amount of $0.9 million as a result of such acquisition. This gain represents the amount that the net estimated fair value of the assets acquired and the liabilities assumed in the FCB acquisition exceeded the consideration we paid to FCB shareholders in the merger.

Fee income on mortgage loans held for sale decreased 9.0%, to $2.8 million in 2013 from $3.1 million in 2012, as originations of mortgage loans held for sale decreased from $115.0 million in 2012 to $88.2 million in 2013. Such fee income as well as our mortgage originations declined for the same reasons described above with respect to the three months ended March 31, 2014 as compared to the corresponding period in 2013.

Gains on the sale of loans, other than mortgage loans, in 2013 increased to $0.2 million as compared to $34,000 in 2012. These gains were generated by sales of pools of our auto loans and increased from the prior year as a result of the growth in our auto loan portfolio.

Service charges on deposit accounts include maintenance fees on accounts, account enhancement charges for additional deposit account features, per item charges and overdraft fees. Service charges on deposits increased 82% to $0.2 million in 2013 as compared to $0.1 million in 2012. Approximately 78% of this increase is due to increased deposits resulting from the FCB acquisition, with the remainder of the increase attributable to our organic deposit growth.

Gains on the sale of investment securities for the year ended December 31, 2013 increased $0.3 million, or 222%, to $0.4 million from $0.1 million for the same period in 2012. We sold approximately $17.2 million in securities in 2013, as compared to sales of $6.7 million in securities in 2012. Gain on sales of real estate owned increased $95,000 to $97,000 for 2013 as compared to 2012. Our real estate owned increased due to the acquisition of FCB, with approximately $1.6 million of the real estate owned acquired in the FCB acquisition remaining in the portfolio at December 31, 2013. Our increase in gains on sale of real estate owned reflects our efforts to aggressively market the real estate owned held in our portfolio.

Other operating income was $0.6 million in 2013 as compared to $0.2 million in 2012. Other operating income consists of interchange fees, ATM surcharge income, loan servicing fees and rental income.

2012 vs. 2011. Total non-interest income for the year ended December 31, 2012 was $3.6 million, an increase of $1.6 million, or 78%, from $2.0 million in 2011. The growth in non-interest income from 2011 to 2012 reflects organic growth within our existing franchise. Fee income on mortgage loans held for sale increased 99% to $3.1 million in 2012 from $1.6 million in 2011 as mortgage loan originations of mortgage loans held for sale increased from $70.6 million in 2011 to $115.0 million in 2012 as borrowers took advantage of historically low interest rates in 2012 as compared to 2011.

Service charges on deposit accounts increased 15% to $118,000 in 2012 from $102,000 in 2011, reflecting the increase in our deposits, while gains on the sale of investment securities decreased $21,000 to $139,000 in 2012 from $160,000 in 2011, as we sold roughly the same amount of investment securities in 2012 as we sold in 2011.

Non-interest expense

Non-interest expense includes salaries and benefits and other costs associated with the conduct of our operations. We are committed to managing our costs within the framework of our operating strategy. However, since we are focused on growing both organically and through acquisition, we expect our expenses to continue to increase as we add employees and physical locations to accommodate our growing franchise.

Three months ended March 31, 2014 vs. three months ended March 31, 2013. Total non-interest expense was $5.4 million for the three months ended March 31, 2014, an increase of $1.8 million, or 50%, from $3.6 million for the same period in 2013. This increase was a result of increased costs associated with our expanded operations as a result of the FCB acquisition, the opening of our Lafayette branch and our organic growth.

Salaries and employee benefits increased $1.2 million, or 52%, to $3.5 million for the three months ended March 31, 2014, compared to $2.3 million for the same period in 2013. Staff levels increased to 167 full-time equivalent employees at March 31, 2014 compared to 107 full-time equivalent employees at March 31, 2013, accounting for most of the increase in salary and benefits expense. Of this increase, it was partially due to the 24 employees who joined the Bank upon the completion of the FCB acquisition as well as due to new employees hired in connection with the opening of the Lafayette branch in the fourth quarter of 2013.

Net occupancy and equipment expense increased 63% to $0.6 million for the three months ended March 31, 2014 from $0.4 million for the three months ended March 31, 2013. This increase is primarily attributable to the costs associated with the two branches we acquired in the FCB acquisition and the costs associated with our new branch in Lafayette.

Data processing expenses increased to $0.3 million for the three months ended March 31, 2014 from $0.2 million for the three months ended March 31, 2013. This increase is primarily a result of the additional processing expense associated with the increased size of our loan portfolio resulting from the FCB merger as well as our organic growth, particularly with respect to servicing our auto loan portfolio, the amount of which fluctuates. Software amortization and expenses increased to $0.1 million for the three months ended March 31, 2014 from $68,000 for the same period in 2013, which increase is also attributable to the increased servicing volume of indirect auto loans.

Other expenses include an increase in FDIC and OFI assessments of $49,000 to $114,000 for the three months ended March 31, 2014 compared to $65,000 for the three months ended March 31, 2013, due to our increase in average total assets.

Other operating expenses include security, business development, charitable contributions, training, filing fees and duplicating costs. Other operating expenses increased $0.1 million to $0.5 million for the three months ended March 31, 2014 from $0.4 million for the same period in 2013. The increase is primarily the result of the FCB acquisition and the opening of our Lafayette branch as well as our organic growth.

2013 vs. 2012. Total non-interest expense was $19.0 million for the year ended December 31, 2013, an increase of $7.4 million, or 63%, from $11.6 million for the year ended December 31, 2012. This increase was a result of cost increases associated with our expansion as a result of the FCB acquisition and our organic growth, including the costs associated with opening two new branches as well as our operations center and costs incurred to update our software to accommodate our indirect auto lending. In 2013, we recorded approximately $250,000 in one-time merger-related expenses associated with the FCB acquisition, which is included in other operating expenses.

Salaries and employee benefits increased $4.3 million, or 58%, to $11.8 million in 2013, as compared to $7.5 million in 2012. Staff levels increased to 163 full-time equivalent employees at December 31, 2013 as compared to 100 full-time equivalent employees at December 31, 2012, accounting for most of the increase in salary and benefits expense. In addition to the 24 employees who joined us upon the completion of the FCB acquisition, we also experienced a full-year’s impact of the personnel we added in connection with the opening of our two de novo branches in the New Orleans markets in December, 2012.

Net occupancy and equipment expense increased 68% to $1.9 million in 2013 from $1.1 million for 2012. This increase is primarily attributable to the costs associated with the two branches we acquired in the FCB acquisition and the costs of constructing our permanent branch in Lafayette.

Data processing expenses increased to $0.8 million in 2013 from $0.5 million in 2012. This increase is primarily a result of the conversion and merger of FCB’s core data system following the completion of the merger. Data processing expenses are also related to the number of auto loans that we service, and fluctuations in this portfolio will affect the amount of data processing expense. Software amortization and expenses increased 42% to $0.4 million in 2013 from $0.3 million in 2012 due to a software upgrade to support the expansion of our indirect auto lending, including our ability to service such loans.

Other expenses included FDIC and OFI assessments of $0.3 million in 2013, which increased from $0.2 million in 2012 due to our increase in average total assets. Advertising expenses increased $0.1 million to $0.3 million in 2013 from $0.2 million in 2012 due to an advertising campaign conducted in connection with our expansion into new markets and the FCB acquisition.

In addition to non-recurring merger-related expenses of $250,000 related to the FCB acquisition, other operating expenses include security, business development, charitable contributions, training, filing fees and duplicating costs. Other operating expenses increased $1.0 million to $2.2 million in 2013 from $1.1 million in 2012. Included in other operating expenses is $31,000 in amortization expense related to the amortization of our core deposit intangible associated with the FCB and SLBB acquisitions.

2012 vs. 2011. Total non-interest expense was $11.6 million for the year ended December 31, 2012, an increase of $3.0 million, or 35% from $8.6 million for the year ended December 31, 2011. This increase is a result of the costs associated with our organic growth as well as due to the impact of a full year of the operations we acquired in connection with the SLBB acquisition in 2011. In 2011, we recorded approximately $229,000 in one-time merger-related expenses associated with the SLBB acquisition, which is included in other operating expenses.

Salaries and employee benefits increased to $7.5 million in 2012 from $4.9 million in 2011. Staff levels increased to 100 full-time equivalent employees at December 31, 2012 from 69 at December 31, 2011 to support our growth. This increase includes the full-year impact of the nine employees who joined the Bank in connection the SLBB acquisition.

Net occupancy costs and equipment expense increased 43% to $1.1 million for 2012 from $0.8 million for 2011. This increase is attributable to the costs associated with the opening of two de novo locations in the New Orleans area.

Data processing expenses decreased 9.0% to $530,000 in 2012 from $584,000 in 2011. In 2011, we converted our core data system to a new service provider, and we also incurred data processing expenses in connection with the conversion and merger of SLBB’s core data system with our own.

Other operating expenses increased $0.1 million to $1.1 million in 2012 from $1.0 million in 2011 due primarily to an increase in ATM and debit card expenses and business expenses, among other things, offset by a decrease in collection expenses related to real estate owned.

Income Tax Expense

Income tax expense for the three months ended March 31, 2014 was $0.4 million up from $0.3 million for the three months ended March 31, 2013. The effective tax rate for the three months ending March 31, 2014 and 2013 was 32.5% and 31.3%, respectively.

Income tax expense was $1.1 million for the year ended December 31, 2013, as compared to $1.0 million for 2012 and $0.5 million for 2011. The effective tax rates for 2013, 2012 and 2011 were 26.1%, 29.3% and 33.4%, respectively. The decrease in the effective tax rate from 2012 to 2013 is due to the non-taxable bargain purchase gain resulting from the FCB acquisition as well as an increase in tax-exempt interest income. We were able to fully utilize our available net operating loss carryforwards in 2013. The decrease in our effective tax rate for 2012 as compared to 2011 is due to an increase in our tax-exempt interest income as well as the effects of the difference between the bases of the assets acquired in the SLBB acquisition and their fair value. We expect our effective tax rate to increase in future periods as we exhaust our net operating loss carryforwards.

Risk Management

The primary risks associated with our operations are credit, interest rate and liquidity risk. Credit and interest rate risk are discussed below, while liquidity risk is discussed in this section under the heading Liquidity and Capital Resources below.

Credit Risk and the Allowance for Loan Losses

General. The risk of loss should a borrower default on a loan is inherent in any lending activity. We monitor and manage such credit risk on an ongoing basis by our credit administration department, the board of director’s loan committee and the full board of directors. The information in the Business section under the heading Credit Risk Management describes our procedures for the underwriting and approval of loans.

When we make a loan, the originating loan officer recommends a loan grade, which must then be approved by the credit underwriter. The loan grade categorizes the loan into one of five risk categories, based on information about the ability of borrowers to service the debt. The information includes, among other factors, current financial information about the borrower, historical payment experience, credit documentation, public information and current economic trends. These categories assist management in monitoring our credit quality. The following describes each of the risk categories, which are consistent with the definitions used in guidance promulgated by federal banking regulators:

•	Pass (Loan grades 1-6)—Loans not meeting the criteria below are considered pass. These loans have high credit characteristics and financial strength. The borrowers at least generate profits and cash flow that are in line with peer and industry standards and have debt service coverage ratios above loan covenants and our policy guidelines. For some of these loans, a guaranty from a financially capable party mitigates characteristics of the borrower that might otherwise result in a lower grade.

•	Special Mention (grade 7)—Loans classified as special mention possess some credit deficiencies that need to be corrected to avoid a greater risk of default in the future. For example, financial ratios relating to the borrower may have deteriorated. Often, a special mention categorization is temporary while certain factors are analyzed or matters addressed before the loan is re-categorized as either Pass or Substandard.

•

Substandard (grade 8)—Substandard-rated loans are inadequately protected by the current net worth and paying capacity of the borrower or the liquidation value of any collateral. If deficiencies are not addressed, it is likely that this category of loan will result in the Bank incurring a loss. Where a borrower has been unable to adjust to industry or general economic conditions, the borrower’s loan is often categorized as Substandard.

•	Doubtful (grade 9)—Doubtful loans are Substandard loans with one or more additional negative factors that makes full collection of amounts outstanding, either through repayment or liquidation of collateral, highly questionable and improbable.

•	Loss (grade 10)—Loans classified as Loss have deteriorated to such a point that it is not practicable to defer writing off the loan. For these loans, all efforts to remediate the loan’s negative characteristics have failed and the value of the collateral, if any, has severely deteriorated relative to the amount outstanding. Although some value may be recovered on such a loan, it is not significant in relation to the amount borrowed.

At March 31, 2014 and December 31, 2013, there were no loans classified as Doubtful or Loss, while there were $4.5 million and $4.2 million, respectively, of loans classified as Substandard and $0.6 million and $1.2 million, respectively, of loans classified as Special Mention as of such dates. Of the $5.1 million in total Substandard and Special Mention loans at March 31, 2014, $4.5 million of such loans were acquired in the FCB acquisition and marked to fair value at the time of their acquisition, while $4.9 million of the $5.4 million of total Substandard and Special Mention loans at December 31, 2013 were acquired in the FCB acquisition and marked to fair value. At December 31, 2012, we had no Doubtful or Loss loans, and we had Substandard and Special Mention loans of $0.9 million and $0.3 million, respectively.

An external loan review consultant is engaged annually by the risk management department to review approximately 40% of commercial loans, utilizing a risk-based approach designed to maximize the effectiveness of the review. In addition, credit analysts periodically review smaller dollar commercial loans to identify negative financial trends related to any one borrower, any related groups of borrowers or an industry. All loans not categorized as Pass are put on an internal watch list, with quarterly reports to the board of directors. In addition, a written status report is maintained by our special assets division for all commercial loans categorized as Substandard or worse. We use this information in connection with our collection efforts.

If our collection efforts are unsuccessful, collateral securing loans may be repossessed and sold or, for loans secured by real estate, foreclosure proceedings initiated. The collateral is sold at public auction for fair market value (based upon recent appraisals), with fees associated with the foreclosure being deducted from the sales price. The purchase price is applied to the outstanding loan balance. If the loan balance is greater than the sales proceeds, the deficient balance is sent to the board of directors’ loan committee for charge-off approval.

Allowance for Loan Losses. The allowance for loan losses is an amount that management believes will be adequate to absorb probable losses inherent in the entire loan portfolio. The appropriate level of the allowance is based on an ongoing analysis of the loan portfolio and represents an amount that management deems adequate to provide for inherent losses, including collective impairment as recognized under ASC 450, Contingencies. Collective impairment is calculated based on loans grouped by grade. Another component of the allowance is losses on loans assessed as impaired under ASC 310. The balance of these loans and their related allowance is included in management’s estimation and analysis of the allowance for loan losses. Other considerations in establishing the allowance for loan losses include the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrower’s ability to pay, as well as trends within each of these factors. The allowance for loan losses is established after input from management as well as our risk management/credit analysis department and our special assets committee. We evaluate the adequacy of the allowance for loan losses on a quarterly basis. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. The allowance for loan losses was $3.5 million at March 31, 2014, up from $3.4 million at December 31, 2013 and $2.7 million at December 31, 2012, with such increase primarily due to our organic loan growth.

A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Determination of impairment is treated the same across all classes of loans. Impairment is measured on a loan-by-loan basis for, among others, all loans of $500,000 or greater, nonaccrual loans and a sample of loans between $250,000-$500,000. When we identify a loan as impaired, we measure the extent of the impairment based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, except when the sole (remaining) source of repayment for the loans is the operation or liquidation of the collateral. In these cases when foreclosure is probable, we use the current fair value of the collateral, less selling costs, instead of discounted cash flows. For real estate collateral, the fair value of the collateral is based upon a recent appraisal by a qualified and licensed appraiser. If we determine that the value of the impaired loan is less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), we recognize impairment through an allowance estimate or a charge-off to the allowance. When the ultimate collectability of the total principal of an impaired loan is in doubt and the loan is on nonaccrual, all payments are applied to principal, under the cost recovery method. When the ultimate collectability of the total principal of an impaired loan is not in doubt and the loan is on nonaccrual, contractual interest is credited to interest income when received, under the cash basis method.

Impaired loans at March 31, 2014 were $4.5 million, including impaired loans acquired in the FCB acquisition in the amount of $4.1 million, compared to $4.2 million, including impaired loans acquired in the FCB acquisition in the amount of $3.8 million, at December 31, 2013. Impaired loans were $1.0 million at December 31, 2012, none of which were acquired loans. At March 31, 2014 and December 31, 2013, $64,000 and $37,000, respectively, of the allowance for loan losses were specifically allocated to impaired loans, while $120,000 of the allowance was specifically allocated to such loans at December 31, 2012.

The provision for loan losses is a charge to income in an amount that management believes is necessary to maintain an adequate allowance for loan losses. The provision is based on management’s regular evaluation of current economic conditions in our specific markets as well as regionally and nationally, changes in the character and size of the loan portfolio, underlying collateral values securing loans, and other factors which deserve recognition in estimating loan losses. For the three months ended March 31, 2014 and 2013, the provision for loan losses was $245,000 and $89,000, respectively. For the year ended December 31, 2013, the provision for loan losses was $1.0 million, up from $0.7 million in 2012 and $0.6 million in 2011. The increases over all periods are due primarily to the overall growth in our loan portfolio, including our commercial real estate loans.

Acquired SLBB loans had a carrying value of $31.3 million and a fair value of $31.5 million on the acquisition date, while acquired FCB loans had a carrying value of $78.4 million and a fair value of $77.5 million on the acquisition date. Acquired loans that are accounted for under ASC 310-30 were marked to market on the date we acquired the loans to values which, in management’s opinion, reflected the estimated future cash flows, based on the facts and circumstances surrounding each respective loan at the date of acquisition. We continually monitor these loans as part of our normal credit review and monitoring procedures for changes in the estimated future cash flows. Because ASC 310-30 does not permit carry over or recognition of an allowance for loan losses, we may be required to reserve for these loans in the allowance for loan losses through future provision for loan losses if future cash flows deteriorate below initial projections. We did not increase the allowance for loan losses for loans accounted for under ASC 310-30 during 2013 or 2012 or during the first three months of 2014 or 2013. There was no provision for loan losses charged to operating expense attributable to loans accounted for under ASC 310-30 for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011.

The following table presents the allocation of the allowance for loan losses by loan category at the dates indicated:

	At March 31,	At December 31,
	2014	2013	2012	2011	2010	2009
	(dollars in thousands)
Mortgage loans on real estate:
Construction and land development	$435	$420	$276	$385	$356	$657
1-4 family	619	567	415	194	158	164
Multifamily	124	101	18	5	6	4
Farmland	11	4	0	0	4	0
Non-farm, non-residential	1,070	992	977	506	332	292
Commercial and industrial	374	397	332	306	307	230
Consumer installment loans:
Auto loans	857	831	683	337	254	108
Other consumer installment loans	40	68	21	13	59	16

Total loans, net of unearned income	$3,530	$3,380	$2,722	$1,746	$1,476	$1,471

The following table presents the amount of the allowance for loan losses allocated to each loan category as a percentage of total loans at the dates indicated:

	March 31,	At December 31,
	2014	2013	2012	2011	2010	2009
Mortgage loans on real estate:
Construction and land development	.08%	.08%	.10%	.18%	.23%	.50%
1-4 family	.12	.11	.14	.09	.10	.13
Multifamily	.02	.02	.01	0	0	0
Farmland	0	0	0	0	0	0
Non-farm, non-residential	.21	.20	.33	.22	.21	.22
Commercial and industrial	.07	.08	.12	.14	.19	.17
Consumer installment loans:
Auto loans	.16	.17	.24	.15	.16	.08
Other consumer installment loans	.01	.01	0	.01	.04	.01

Total loans, net of unearned income	.67%	.67%	.94%	.79%	.93%	1.11%

As discussed above, the balance in the allowance for loan losses is principally influenced by the provision for loan losses and by net loan loss experience. Additions to the allowance are charged to the provision for loan losses. Losses are charged to the allowance as incurred and recoveries on losses previously charged to the allowance are credited to the allowance at the time recovery is collected. The table below reflects the activity in the allowance for loan losses for the periods indicated:

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(in thousands)
Allowance at beginning of year	$3,380	$2,722	$2,722	$1,746	$1,476	$1,471	$1,093
Provision for loan losses	245	89	1,026	685	639	1,019	1,273
Charge-offs:
Mortgage loans on real estate:
Construction and land development	0	0	0	0	0	(334)	0
1-4 family	(30)	0	0	0	(63)	(55)	(326)
Multifamily	0	0	0	(15)	0	0	0
Farmland	0	0	0	0	0	0	0
Non-farm, non-residential	(3)	0	0	0	(20)	(448)	0
Commercial and industrial	0	(118)	(118)	0	(218)	(84)	(500)
Consumer installment loans:
Auto loans	(70)	(41)	(255)	(160)	(71)	(100)	(70)
Other consumer installment loans	(5)	(2)	(16)	(6)	(6)	(3)	0
Total charge-offs	(108)	(161)	(389)	(181)	(378)	(1,024)	(896)
Recoveries:
Mortgage loans on real estate:
Construction and land development	1	0	0	0	0	8	0
1-4 family	0	0	0	0	0	0	0
Multifamily	0	0	0	0	0	0	0
Farmland	0	0	0	0	0	0	0
Non-farm, non-residential	0	0	0	448	0	0	0
Commercial and industrial	0	0	0	2	0	0	0
Consumer installment loans:
Auto loans	10	2	16	20	9	2	1
Other consumer installment loans	2	0	5	2	0	0	0
Total recoveries	13	2	21	472	9	10	1

Net charge-offs	(95)	(159)	(368)	291	(369)	(1,014)	(895)

Balance at end of year	$3,530	$2,652	$3,380	$2,722	$1,746	$1,476	$1,471

Net charge-offs to:
Loans—average	0.02%	0.05%	0.09%	-0.12%	0.20%	0.68%	0.69%
Allowance for loan losses	2.69%	6.00%	10.89%	-10.69%	21.13%	68.70%	60.84%
Allowance for loan losses to:
Total loans	0.67%	0.86%	0.67%	0.94%	0.79%	0.93%	1.11%
Nonperforming loans	206%	1,205%	227%	5,136%	6,236%	40%	205%

The allowance for loan losses to total loans ratio was unchanged at 0.67% at March 31, 2014 compared to December 31, 2013. The allowance for loan losses to nonperforming loans ratio decreased to 206% at March 31, 2014 from 227% at December 31, 2013 as the result of a $0.2 million increase in nonperforming loans. The decrease in both the ratio of the allowance for loan losses to total loans and the ratio of the allowance for loan losses to nonperforming loans at December 31, 2013 compared to December 31, 2012 was due to the $77.5 million of loans acquired in the FCB acquisition and an overall improvement of credit quality. Loans acquired from FCB caused a seven basis point decline in the ratio of the allowance for loan losses to total loans at March 31, 2014 as compared to December 31, 2013. At March 31, 2014 and December 31, 2013, the allowance for loan losses to total loans, other than those acquired in the SLBB and FCB acquisitions, was 0.75% and 0.77%, respectively.

Charge-offs reflect the realization of losses in the portfolio that were recognized previously through the provision for loan losses. Net charge-offs for the three months ended March 31, 2014 and 2013 were $0.1 million and $0.2 million, respectively, equal to 0.02% and 0.05%, respectively, of our average loan balance as of such dates. Net charge-offs for 2013 were $0.4 million, or 0.09% as a percentage of average loans. For 2012, we had a net recovery of $0.3 million, or -0.12% as a percentage of average loans, due to a single recovery on a non-farm, non-residential commercial real estate loan. For the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013 and 2012, the majority of our charge-offs were auto loans, with the exception of a $0.1 million commercial and industrial loan charged off during the first quarter of 2013. Net charge-offs of our auto loans as a percentage of average auto loans for the three months ended March 31, 2014 and 2013 were 0.04% for both periods, while net charge-offs of our auto loans as a percentage of average auto loans for the years ended December 31, 2013 and 2012 were 0.22% and 0.16%, respectively. Through March 31, 2014, we have charged off an aggregate of $33,194 of loans that we acquired in connection with our FCB acquisition.

Management believes the allowance for loan losses at March 31, 2014 is sufficient to provide adequate protection against losses in our portfolio. Although the allowance for loan losses is considered adequate by management, there can be no assurance that this allowance will prove to be adequate over time to cover ultimate losses in connection with our loans. This allowance may prove to be inadequate due to unanticipated adverse changes in the economy or discrete events adversely affecting specific customers or industries. Our results of operations and financial condition could be materially adversely affected to the extent that the allowance is insufficient to cover such changes or events.

Nonperforming assets and restructured loans. Nonperforming assets consist of nonperforming loans and real estate owned. Nonperforming loans are those on which the accrual of interest has stopped or loans which are contractually 90 days past due on which interest continues to accrue. Loans are ordinarily placed on nonaccrual when a loan is specifically determined to be impaired or when principal and interest is delinquent for 90 days or more. However, management may elect to continue the accrual when the estimated net available value of collateral is sufficient to cover the principal balance and accrued interest. It is our policy to discontinue the accrual of interest income on any loan for which we have reasonable doubt as to the payment of interest or principal. Nonaccrual loans are returned to accrual status when the financial position of the borrower indicates there is no longer any reasonable doubt as to the payment of principal or interest.

Another category of assets which contribute to our credit risk is troubled debt restructurings, or restructured loans. A restructured loan is a loan for which a not-insignificant concession has been granted to the borrower due to a deterioration of the borrower’s financial condition and which is performing in accordance with the new terms. Such concessions may include reduction in interest rates, deferral of interest or principal payments, principal forgiveness and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. We strive to identify borrowers in financial difficulty early and work with them to modify to more affordable terms before such loan reaches nonaccrual status. In evaluating whether to restructure a loan, management analyzes the long-term financial condition of the borrower, including guarantor and collateral support, to determine whether the proposed concessions will increase the likelihood of repayment of principal and interest. Restructured loans that are not performing in accordance with their restructured terms that are either contractually 90 days past due or placed on nonaccrual status are reported as nonperforming loans.

All of our restructured loans, consisting of four credits, were acquired from FCB. All four contracts were considered restructured loans due to a modification of term through adjustments to maturity. As of March 31, 2014, there have been no subsequent defaults on our restructured loans.

The following table shows the principal amounts of nonperforming and restructured loans as of March 31, 2014 and as of December 31, 2013, 2012, 2011, 2010 and 2009. All loans where information exists about possible credit problems that would cause us to have serious doubts about the borrower’s ability to comply with the current repayment terms of the loan have been reflected in the table below.

	At March 31, 2014	At December 31,
		2013	2012	2011	2010	2009
	(in thousands)
Nonaccrual loans	$1,712	$1,489	$53	$28	$3,686	$717
Accruing loans past due 90 days or more	0	0	0	0	0	0

Total nonperforming loans	1,712	1,489	53	28	3,686	717
Restructured loans	818	815	0	0	0	0

Total nonperforming and restructured loans	$2,530	$2,304	$53	$28	$3,686	$717

Interest income recognized on nonaccruing and restructured loans	15	100	2	1	117	18

Interest income foregone on nonaccruing and restructured loans	50	281	4	4	91	30

Of our total nonaccrual loans at March 31, 2014 and December 31, 2013, $1.3 million and $1.2 million, respectively, were acquired in the acquisition of FCB. We had no nonaccrual loans acquired through acquisition at December 31, 2012. Delinquent loans are comprised of loans 90 days or more past due and nonaccrual loans. Delinquent loans outstanding represented 0.32% of total loans at March 31, 2014, delinquent loans other than those acquired through an acquisition were 0.08%, and delinquent acquired loans were 0.24% at such date. Delinquent loans outstanding, including acquired loans, represented 0.30% and 0.02% of total loans at December 31, 2013 and 2012, respectively. None of the loans acquired from SLBB were delinquent at December 31, 2012.

Real estate owned consists of properties acquired through foreclosure or acceptance of a deed in lieu of foreclosure. These properties are carried at the lower of cost or fair market value based on appraised value less estimated selling costs. Losses arising at the time of foreclosure of properties are charged against the allowance for loan losses. Real estate owned with a cost basis of $0.1 million and $0.2 million was sold during the three months ended March 31, 2014 and 2013, respectively, resulting in a net loss of $3,000 for the three months ended March 31, 2014 and neither a gain nor a loss for the three months ended March 31, 2013. For the years ended December 31, 2013 and 2012, real estate owned with a cost basis of $1.6 million and $0.3 million, respectively, was sold, resulting in net gains of $97,000 and $2,000, respectively.

At March 31, 2014, $1.7 million of our real estate owned was related to our acquisition of FCB compared to $1.6 million at December 31, 2013. In connection with our acquisition of FCB, the Bank agreed to share with the former FCB shareholders the proceeds that we receive in connection with the sale of one piece of property, which had a carrying value and a fair market value of $637,000 as of each of March 31, 2014 and December 31, 2013. Under this arrangement, if this property is sold within four years of the closing date of our acquisition of FCB, then we are entitled to retain the first $714,000 of the sale proceeds plus an amount necessary to cover our selling expenses, with the remaining proceeds, if any, to be paid to former FCB shareholders. After the fourth anniversary of the closing date, which is May 1, 2017, we are entitled to retain all sales proceeds arising upon the sale of this property.

The following table provides details of our real estate owned as of the dates indicated:

	March 31, 2014	December 31,
		2013	2012
	(in thousands)
Construction and land development	$2,604	$2,353	$1,726
1-4 family	770	812	0
Multifamily	40	350	550
Nonfarm, non-residential	180	0	0
Total real estate owned	$3,594	$3,515	$2,276

Changes in our real estate owned were as follows (in thousands)

	Three Months Ended March 31, 2014	Year Ended December 31,
		2013	2012
	(in thousands)
Balance as of January 1	$3,515	$2,276	$2,079
Transfers from loans	0	465	550
Transfers from acquired loans	180	822	0
Acquired real estate owned	0	1,718	0
Sales of real estate owned	(91)	(1,645)	(327)
Write-downs	(10)	(121)	(26)

Balance as of Period End	$3,594	$3,515	$2,276

Interest Rate Risk

Market risk is the risk of loss from adverse changes in market prices and rates. Since the majority of our assets and liabilities are monetary in nature, our market risk arises primarily from interest rate risk inherent in our lending and deposit-taking activities. A sudden and substantial change in interest rates may adversely impact our earnings and profitability because the interest rates borne by assets and liabilities do not change at the same speed, to the same extent or on the same basis. Accordingly, our ability to proactively structure the volume and mix of our assets and liabilities to address anticipated changes in interest rates, as well as to react quickly to such fluctuations, can significantly impact our financial results. To that end, management actively monitors and manages our interest rate risk exposure.

We have an Asset/Liability Committee (“ALCO”) which has been authorized by the board of directors to implement our asset/liability management policy, which establishes guidelines with respect to our exposure to interest rate fluctuations, liquidity, loan limits as a percentage of funding sources, exposure to correspondent banks and brokers and reliance on non-core deposits. The goal of the policy is to enable us to maximize our interest income and maintain our net interest margin without exposing the Bank to excessive interest rate risk, credit risk and liquidity risk. Within that framework, the ALCO monitors our interest rate sensitivity and makes decisions relating to our asset/liability composition.

We monitor the impact of changes in interest rates on our net interest income using gap analysis. The gap represents the net position of our assets and liabilities subject to repricing in specified time periods. During any given time period, if the amount of rate-sensitive liabilities exceeds the amount of rate-sensitive assets, a financial institution would generally be considered to have a negative gap position and would benefit from falling rates over that period of time. Conversely, a financial institution with a positive gap position would generally benefit from rising rates. In 2013 and continuing through the first quarter of 2014, we managed our balance sheet in a positively-gapped position, based on management’s assessment that interest rates are more likely to increase in upcoming periods.

Within the gap position that management directs, we attempt to structure our assets and liabilities to minimize the risk of either a rising or falling interest rate environment. We manage our gap position for time horizons of one month, two months, three months, 4-6 months, 7-12 months, 13-24 months, 25-36 months, 37-60 months and more than 60 months. The goal of our asset/liability management is for the Bank to maintain a net interest income at risk in an up or down 100 basis point environment at less than (5)%. Our position was (2.58%) at March 31, 2014 and (.78%) at December 31, 2013, both of which are within our policy guidelines. The analysis reflects that if interest rates had increased 100 basis points overnight the Bank’s net interest income would have decreased by approximately $151,000 at March 31, 2014.

The following table depicts the estimated impact on net interest income of immediate changes in interest rates at the specified levels for the periods presented:

Change in Interest Rates (In Basis Points)	Estimated Increase/Decrease In Net Interest Income(1)
	Three Months Ended March 31, 2014	Year Ended December 31,
		2013	2012
+400	(12.35%)	(5.65%)	(10.05%)
+300	(8.87%)	(3.70%)	(7.62%)
+200	(4.91%)	(1.48%)	(4.76%)
+100	(2.58%)	(0.78%)	(2.21%)
-100	0.89%	0.33%	2.12%
-200	(2.77%)	(4.11%)	(2.82%)
-300	(8.09%)	(10.09%)	(7.74%)

(1)	The percentage change in this column represents the projected net interest income for 12 months on a flat balance sheet in a stable interest rate environment versus the projected net interest income in the various rate scenarios.

The computation of the prospective effects of hypothetical interest rate changes requires numerous assumptions regarding characteristics of new business and the behavior of existing positions. These business assumptions are based upon our experience, business plans and published industry experience. Key assumptions include asset prepayment speeds, competitive factors, the relative price sensitivity of certain assets and liabilities and the expected life of non-maturity deposits. However, there a number of factors that influence the effect of interest rate fluctuations on us which are difficult to measure and predict. For example, a rapid drop in interest rates might cause our loans to repay at a more rapid pace and certain mortgage-related investments to prepay more quickly than projected. This could mitigate some of the benefits of falling rates as are expected when we are in a negatively-gapped position. Conversely, a rapid rise in rates could give us an opportunity to increase our margins and stifle the rate of repayment on our mortgage-related loans which would increase our returns. As a result, because these assumptions are inherently uncertain, actual results will differ from simulated results.

Liquidity and Capital Resources

Liquidity. Liquidity is a measure of the ability to fund loan commitments and meet deposit maturities and withdrawals in a timely and cost-effective way. Cash flow requirements can be met by generating net income, attracting new deposits, converting assets to cash or borrowing funds. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit outflows, loan prepayments, loan sales and borrowings are greatly influenced by general interest rates, economic conditions and the competitive environment in which we operate. To minimize funding risks, we closely monitor our liquidity position through periodic reviews of maturity profiles, yield and rate behaviors, and loan and deposit forecasts. Excess short-term liquidity is usually invested in overnight federal funds sold.

Our core deposits, which are deposits excluding time deposits greater than $250,000 and deposits of municipalities and other political entities, are our most stable source of liquidity to meet our cash flow needs due to the nature of the long-term relationships generally established with our customers. Maintaining the ability to acquire these funds as needed in a variety of markets, and within ALCO compliance targets, is essential to ensuring our liquidity. At March 31, 2014 and December 31, 2013, 81.2% and 82.2% of our total assets, respectively, were funded by core deposits.

Our investment portfolio is another alternative for meeting our cash flow requirements. Investment securities generate cash flow through principal payments and maturities, and they generally have readily available markets that allow for their conversion to cash. Some securities are pledged to secure certain deposit types or short-term borrowings (such as FHLB advances), which impacts their liquidity. At March 31, 2014, securities with a carrying value of $51.4 million were pledged to secure deposits or borrowings, compared to $41.7 million in pledged securities as of December 31, 2013.

Other sources available for meeting liquidity needs include advances from the FHLB, repurchase agreements and other borrowings. FHLB advances are primarily used to match-fund fixed rate loans in order to minimize interest rate risk and also may be used to meet day to day liquidity needs, particularly if the prevailing interest rate on an FHLB advance compares favorably to the rates that we would be required to pay to attract deposits. At March 31, 2014, the balance of our outstanding advances with the FHLB was $34.2 million, an increase from $30.8 million at December 31, 2013. The total amount of the remaining credit available to us from the FHLB at March 31, 2014 was $179.7 million. Repurchase agreements are contracts for the sale of securities which we own with a corresponding agreement to repurchase those securities at an agreed upon price and date. Our policies limit the use of repurchase agreements to those collateralized by U.S. Treasury and agency securities. We had $12.8 million of repurchase agreements outstanding as of March 31, 2014, compared to $10.2 million of outstanding repurchase agreements as December 31, 2013. Finally, we maintain lines of credit with other commercial banks totaling $28.2 million. One line of credit, in the amount of $5 million, is secured by all of the stock of the Bank, while the other lines of credit are unsecured, uncommitted lines of credit. The lines of credit mature at various times within the next twelve months. There were no amounts outstanding under these lines of credit at March 31, 2014 or December 31, 2013; however, subsequent to March 31, 2014, we borrowed $5.0 million on our secured line of credit to support our balance sheet growth while maintaining the Bank’s capital at levels set by management until the completion of this offering. We intend to use a portion of the proceeds of this offering to repay amounts outstanding under this line of credit in full.

Our liquidity strategy is focused on using the least costly funds available to us in the context of our balance sheet composition and interest rate risk position. Accordingly, we target growth of non-interest bearing deposits. Although we cannot directly control the types of deposit instruments our customers choose, we can influence those choices with the interest rates and deposit specials we offer. We do not hold any brokered deposits, as defined for federal regulatory purposes, although we do hold QwikRate® deposits which we obtain via the internet to address liquidity needs when rates on such deposits compare favorably with deposit rates in our markets. At March 31, 2014, we held $53.5 million of QwikRate® deposits, down from $54.3 million at December 31, 2013.

The following tables presents, by type, our funding sources, which consist of total average deposits and borrowed funds, and the total cost of each funding source for the three months ended March 31, 2014 and 2013 and for each of the years presented:

(dollars in thousands)	Percentage of Total		Cost of Funds
	Three Months Ended March 31,
	2014	2013	2014	2013
Noninterest-bearing demand	10.0%	10.5%	$0	$0
Interest-bearing demand	26.8	26.8	242	150
Savings	8.8	9.1	89	55
Time deposits	46.0	46.4	672	437
Short-term borrowings	2.6	1.5	4	3
Borrowed funds	5.8	5.7	83	46

Total deposits and borrowed funds	100.0%	100.0%	$1,090	$691

	Year Ended December 31,
	2013	2012	2011	2013	2012	2011
Noninterest-bearing demand	13%	12%	8%	$0	$0	$0
Interest-bearing demand	25	27	29	726	558	508
Savings	9	9	10	299	206	93
Time deposits	46	43	47	2,179	1,597	1,844
Federal Home Loan Bank advances	5	8	4	194	170	120
Other borrowed funds	2	1	2	62	11	14

Total deposits and borrowed funds	100.00%	100.00%	100.00%	$3,460	$2,542	$2,579

Capital Management. Our primary sources of capital include retained earnings, capital obtained through acquisitions and proceeds from the sale of our capital stock. We are subject to various regulatory capital requirements administered by the Federal Reserve and the FDIC. These requirements are described in greater detail in the Supervision and Regulation section of this prospectus under the headings —Supervision and Regulation of Investar Holding Corporation, Capital Adequacy Guidelines and —Supervision and Regulation of Investar Bank, Capital Adequacy Guidelines. Those guidelines specify capital tiers, which include the following classifications:

Capital Tiers	Tier 1 Capital to Average Assets (Leverage)	Tier 1 Capital to Risk—Weighted Assets	Total Capital to Risk—Weighted Assets
Well capitalized	5% or above	6% or above	10% or above
Adequately capitalized	4% or above	4% or above	8% or above
Undercapitalized	Less than 4%	Less than 4%	Less than 8%
Significantly undercapitalized	Less than 3%	Less than 3%	Less than 6%
Critically undercapitalized		2% or less

The Company and the Bank each were in compliance with all regulatory capital requirements as of March 31, 2014 and December 31, 2013, and the Bank was in compliance with all regulatory capital requirements as of December 31, 2012. The Bank also was considered “well-capitalized” under the FDIC’s prompt corrective action regulations as of all of these dates. The following table presents the actual capital amounts and regulatory capital ratios for the Company and the Bank as of the dates presented.

	Actual		Minimum Capital Requirement to be Well Capitalized
	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
March 31, 2014
Investar Holding Corporation:
Tier 1 capital to average assets (leverage)	$56,743	8.80%	—	—
Tier 1 capital to risk-weighted assets	56,056	10.21%	—	—
Total capital to risk-weighted assets	59,436	10.84%	—	—
Investar Bank:
Tier 1 capital to average assets (leverage)	$56,613	8.75%	$32,356	5.00%
Tier 1 capital to risk-weighted assets	56,613	10.15%	34,183	6.00%
Total capital to risk-weighted assets	60,143	10.78%	56,972	10.00%
December 31, 2013
Investar Holding Corporation:
Tier 1 capital to average assets (leverage)	$56,056	9.53%	—	—
Tier 1 capital to risk-weighted assets	56,056	10.85%	—	—
Total capital to risk-weighted assets	59,436	11.51%	—	—

	Actual		Minimum Capital Requirement to be Well Capitalized
	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
Investar Bank:
Tier 1 capital to average assets (leverage)	$55,894	9.50%	$29,423	5.00%
Tier 1 capital to risk-weighted assets	55,894	10.83%	30,979	6.00%
Total capital to risk-weighted assets	59,274	11.48%	51,632	10.00%
December 31, 2012
Investar Bank:
Tier 1 capital to average assets (leverage)	$40,059	11.55%	$17,343	5.00%
Tier 1 capital to risk-weighted assets	40,059	13.06%	18,401	6.00%
Total capital to risk-weighted assets	42,781	13.95%	30,669	10.00%

Investar Holding Corporation is not presented as of December 31, 2012 because it was not a parent of the Bank as of such date and thus was not subject to capital adequacy requirements.

Off-Balance Sheet Transactions

The Bank enters into loan commitments and standby letters of credit in the normal course of its business. Loan commitments are made to meet the financing needs of our customers, while standby letters of credit commit the Bank to make payments on behalf of customers when certain specified future events occur. The credit risks associated with loan commitments and standby letters of credit are essentially the same as those involved in making loans to our customers. Accordingly, our normal credit policies apply to these arrangements. Collateral (e.g., securities, receivables, inventory, equipment, etc.) is obtained based on management’s credit assessment of the customer.

Loan commitments and standby letters of credit do not necessarily represent future cash requirements, in that while the customer typically has the ability to draw upon these commitments at any time, these commitments often expire without being drawn upon in full or at all. Virtually all of our standby letters of credit expire within one year. Our unfunded loan commitments and standby letters of credit outstanding were as follows at the dates indicated:

	March 31,	December 31,
	2014	2013	2012
	(in thousands)
Commitments to extend credit:
Loan commitments	$58,844	$66,698	$32,411
Standby letters of credit	591	421	222

The Company closely monitors the amount of remaining future commitments to borrowers in light of prevailing economic conditions and adjusts these commitments as necessary. The Company will continue this process as new commitments are entered into or existing commitments are renewed.

For each of the three months ended March 31, 2014 and 2013 and for each of the years ended December 31, 2013 and 2012, we engaged in no off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Contractual Obligations

The following table presents, as of December 31, 2013, significant fixed and determinable contractual obligations to third parties by payment date. The Note Reference below refers to the applicable footnote in the Notes to Audited Consolidated Financial Statements included in this prospectus. There were no material changes outside the ordinary course of our business in the contractual obligations specified in the table below during the first three months of 2014.

		Payments Due In:
(in thousands)	Note Reference	Less Than One Year	One to Three Years	Three to Five Years	Over Five Years	Total
Deposits without a stated maturity(1)	I	$269,168	$0	$0	$0	$269,168
Time deposits	I	127,792	125,698	9,948	0	263,438
Securities sold under agreements to repurchase	J	10,203	—	—	0	10,203
Federal Home Loan Bank advances	K	2,450	24,909	3,109	350	30,818
Junior subordinated debentures	K	0	0	0	3,609	3,609
Total contractual obligations		$409,613	$150,607	$13,057	$3,959	$577,236

(1)	Excludes interest.

SUPERVISION AND REGULATION

General

The U.S. banking industry is highly regulated under federal and state law. We are a bank holding company registered under the Bank Holding Company Act of 1956, as amended, or the BHC Act. As a result, we are subject to supervision, regulation and examination by the Federal Reserve. Investar Bank is a commercial bank chartered under the laws of the State of Louisiana; it is not a member of the Federal Reserve System. As a Louisiana bank, Investar Bank is subject to supervision, regulation and examination by the OFI, as the chartering entity of the Bank, and by the FDIC, as the insurer of the Bank’s deposits. As a result of this extensive system of supervision and regulation, the growth and earnings performance of the Company and the Bank is affected not only by management decisions and general and local economic conditions, but also by the statutes, rules, regulations and policies administered by the Federal Reserve, the FDIC and the OFI, as well as by other federal and state regulatory authorities with jurisdiction over our operations.

Federal and state banking laws and regulations control, among other things, the types of activities in which we and Investar Bank may engage, permissible investments, the level of reserves that the Bank must maintain against deposits, minimum equity capital levels, the nature and amount of collateral required for loans, maximum interest rates that can be charged, the manner and amount of the dividends that may be paid, and corporate activities regarding mergers, acquisitions and the establishment of branch offices. The description below summarizes certain elements of the bank regulatory framework applicable to us and the Bank.

Dodd-Frank Act

On July 21, 2010, the President signed the Dodd-Frank Act into law. The Dodd-Frank Act imposes new restrictions and an expanded regulatory oversight for financial institutions, including depository institutions like Investar Bank. In addition to the Volcker Rule, which is discussed in more detail below, the following aspects of the Dodd-Frank Act are related to our operations:

•

The CFPB was established as an independent bureau within the Federal Reserve. The CFPB has broad regulatory, supervisory and enforcement authority with respect to the offering and provision of consumer financial products and services under federal consumer protection laws. However, smaller financial institutions like Investar Bank remain subject only to the supervision and enforcement of their primary federal banking regulator with respect to the federal consumer financial protection laws.

•	Tier 1 capital treatment for “hybrid” capital items like trust preferred securities is eliminated, subject to various grandfathering and transition rules.

•	The prohibition on payment of interest on demand deposit accounts has been repealed. Depository institutions may now pay interest on business transaction and other accounts.

•	Deposit insurance is permanently increased to $250,000.

•	The deposit insurance assessment base calculation now equals the depository institution’s average consolidated total assets minus its average tangible equity during the assessment period. Previously, the deposit insurance assessment was calculated based on insured deposits.

•	The minimum designated reserve ratio of the Deposit Insurance Fund increased 20 basis points to 1.35% of estimated annual insured deposits or assessment base. The FDIC also was directed to “offset the effect” of the increased reserve ratio for insured depository institutions with total consolidated assets of less than $10 billion.

•	Bank holding companies and banks must be “well-capitalized” and “well-managed” in order to acquire banks located outside of their home state, which codified long-standing Federal Reserve policy. Any bank holding company electing to be treated as a financial holding company must be and remain “well capitalized” and “well managed.”

•	Smaller reporting companies and non-accelerated filers are exempt from complying with the internal control auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

•	Capital requirements for insured depository institutions will become countercyclical, such that capital requirements increase in times of economic expansion and decrease in times of economic contraction.

•	The Federal Reserve was directed to establish interchange transaction fees for electronic debit transactions under a restrictive “reasonable and proportional cost” per transaction standard.

•	The regulation of consumer protections regarding mortgage originations, including originator compensation, minimum repayment standards and prepayment consideration, has been expanded.

•	The “opt in” provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1997 have been eliminated, which allows state banks to establish de novo branches in states other than the bank’s home state if the law of such other state would permit a bank chartered in that state to open a branch at that location.

The foregoing provisions may have the consequence of increasing our expenses, decreasing our revenues and changing the activities in which we choose to engage. Full implementation of the Dodd-Frank Act will require many new rules to be issued by federal regulatory agencies over the next several years, which will profoundly affect how financial institutions will be regulated in the future. The ultimate effect of the Dodd-Frank Act and its implementing regulations on the financial services industry in general, and on us in particular, is uncertain at this time.

CFPB Bulletin on Indirect Auto Lending. On March 21, 2013, the CFPB issued Bulletin 2013-02 providing guidance regarding compliance with the fair lending requirements of the Equal Credit Opportunity Act, or the ECOA, for indirect auto lenders that permit auto dealers to charge a “dealer markup,” which means that the dealer charges the borrower an interest rate higher than the rate the lender provides the dealer for a consumer, and then the lender compensates the dealer with a share of the increased interest revenues. The bulletin states that an indirect auto lender’s dealer markup and compensation policies may expose the lender to liability resulting from impermissible pricing disparities on the basis of race, national origin or other prohibited bases within the lender’s portfolio, and lenders are advised to take steps to ensure their operations comply with the ECOA. Those steps may include eliminating dealer pricing discretion or, if dealer pricing discretion is retained, imposing controls on dealer pricing discretion, testing the lender’s portfolio, monitoring dealer compliance, and when unexplained disparities on prohibited bases are found, addressing the effects of such discretion through corrective action against dealers and remuneration of affected consumers. Our indirect auto lending business is subject to the CFPB bulletin, and we are currently evaluating this regulatory guidance to ensure it is appropriately incorporated into our indirect auto lending operations.

The Volcker Rule. On December 10, 2013, the Federal Reserve and the other federal banking regulators as well as the SEC each adopted a final rule implementing Section 619 of the Dodd-Frank Act, commonly referred to as the “Volcker Rule.” Generally speaking, the final rule prohibits a bank and its affiliates from engaging in proprietary trading and from sponsoring certain “covered funds” or from acquiring or retaining any ownership interest in such covered funds. Most private equity, venture capital and hedge funds are considered “covered funds” as are bank trust preferred collateralized debt obligations. The final rule requires banking entities to divest disallowed securities by July 21, 2015, subject to extension upon application. The Volcker Rule does not impact any of our current activities nor do we hold any securities that we would be required to sell under the rule, but it does limit the scope of permissible activities in which we might engage in the future.

Supervision and Regulation of Investar Holding Corporation

General. As a bank holding company registered under the BHC Act, we are subject to the regulation and supervision applicable to bank holding companies by the Federal Reserve. The BHC Act and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. The Federal Reserve’s jurisdiction also extends to any company that we directly or indirectly control, such as any non-bank subsidiaries and other companies in which we own a controlling investment.

Scope of Permissible Activities. Under the BHC Act, we are prohibited from acquiring a direct or indirect interest in or control of more than 5% of the voting shares of any company that is not a bank or financial holding company and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to or performing services for its subsidiary banks. Notwithstanding the foregoing, we may engage, directly or indirectly (including through the ownership of shares of another company), in certain activities that the Federal Reserve has found to be so closely related to banking or managing and controlling banks as to be a proper incident thereto. These activities include, among others, operating a mortgage, finance, credit card or factoring company; providing certain data processing, storage and transmission services; acting as an investment or financial advisor; acting as an insurance agent for certain types of credit-related insurance; leasing personal or real property on a nonoperating basis; and providing certain stock brokerage services.

The BHC Act was substantially amended through the Financial Services Modernization Act of 1999, commonly referred to as the Gramm-Leach Bliley Act, or the GLB Act. The GLB Act eliminated the barriers to affiliations among banks, securities firms, insurance companies and other financial services providers. Bank holding companies whose subsidiary deposit institutions are “well-capitalized” and “well-managed” may elect to become “financial holding companies” and thereby engage without prior Federal Reserve approval in certain banking and non-banking activities that are deemed to be financial in nature or incidental to financial activity. These “financial in nature” activities include securities underwriting, dealing and market making; organizing, sponsoring and managing mutual funds; insurance underwriting and agency; merchant banking activities; and other activities that the Federal Reserve has determined to be closely related to banking. No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve. We have elected to become a financial holding company, although at this time we do not engage in any activities that we could not engage in even if we had not made such election.

As a financial holding company, we must file annual reports and other information regarding our business operations and the operations of Investar Bank with the Federal Reserve. In addition to the activities listed above that are “financial in nature” and those that any bank holding company may engage in, a financial holding company may also undertake any of the following activities, among other things:

•	provide administrative and other services to mutual funds;

•	own shares of a securities exchange;

•	act as a certification authority for digital signatures and authenticating the identity of persons conducting financial and nonfinancial transactions;

•	provide employment histories to third parties for use in making credit decisions and to depository institutions and their affiliates for use in the ordinary course of business;

•	provide check cashing and wire transmission services;

•	in connection with offering banking services, provide notary public services, sell postage stamps and postage-paid envelopes, provide vehicle registration services and sell public transportation tickets and tokens; and

•	provide real estate abstracting services.

In addition, a financial holding company may provide management consulting services to any person, including with respect to nonfinancial matters, so long as the management consulting services are advisory and do not allow the financial holding company to control the person to which the services are provided. A financial holding company also may operate a travel agency in connection with financial services offered by the financial holding company or others.

Capital Adequacy Guidelines. The Federal Reserve has adopted risk-based capital guidelines for bank holding companies. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies to factor off-balance sheet exposure into the assessment of capital adequacy, to minimize disincentives for holding liquid, low-risk assets and to achieve greater consistency in the evaluation of the capital adequacy of major banking organizations worldwide. Under these guidelines, assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. These requirements apply on a consolidated basis to bank holding companies with consolidated assets of $500 million or more, such as the Company.

In addition to the risk-based capital guidelines, the Federal Reserve has adopted a minimum Tier 1 capital (leverage) ratio, under which a bank holding company must maintain a minimum level of Tier 1 capital to average total consolidated assets of at least 3% in the case of a bank holding company that has the highest regulatory examination rating and is not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a leverage ratio of at least 4%. This minimum leverage requirement only applies to bank holding companies on a consolidated basis if the risk based capital requirements discussed above apply.

These capital requirements are substantially similar to those imposed on Investar Bank under FDIC regulations and described in more detail below under the heading –Supervision and Regulation of the Bank, Capital Adequacy Guidelines. Furthermore, these capital requirements will change in connection with the Federal Reserve’s adoption of the Basel III guidelines described below.

Payment of Dividends; Source of Strength. The Federal Reserve has issued a policy statement regarding the payment of dividends by bank holding companies. This policy provides that in general a bank holding company should pay dividends only when (1) its net income available to shareholders over the last four quarters (net of dividends paid) has been sufficient to fully fund the dividends, (2) the prospective rate of earnings retention appears to be consistent with the capital needs and overall current and prospective financial condition of the bank holding company and its subsidiaries and (3) the bank holding company will continue to meet minimum regulatory capital adequacy ratios.

After the enactment of the Dodd-Frank Act (which codified long-standing Federal Reserve policy), a bank holding company is required to serve as a source of financial strength to its subsidiary banks. This means that we are expected to use available resources to provide adequate resources to Investar Bank, including during periods of financial stress or adversity, and to maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting the Bank where necessary. In addition, any capital loans that we make to the Bank are subordinate in right of payment to deposits and to certain other indebtedness of the Bank. In the event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of the Bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Acquisitions of Banks by Bank Holding Companies. The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before it acquires all or substantially all of the assets of any bank, merges or consolidates with another bank holding company or acquires ownership or control of any voting shares of any bank if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. The Federal Reserve will not approve any acquisition, merger, or consolidation that would have a substantially anti-competitive effect, unless the anti-competitive impact of the proposed transaction is clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The Federal Reserve also considers capital adequacy and other financial and managerial resources and future prospects of the companies and the banks concerned, together with the convenience and needs of the community to be served and the record of a bank holding company and its subsidiary bank(s) in combating money laundering activities, when reviewing acquisitions or mergers.

Control Acquisitions. Federal and state laws, including the BHC Act and the Change in Bank Control Act, impose additional prior notice or approval requirements and ongoing regulatory requirements on any investor that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution or bank holding company. “Control” of a depository institution is a facts and circumstances analysis, but generally an investor is deemed to control a depository institution or other company if the investor owns or controls 25% or more of any class of voting securities. Ownership or control of 10% or more of any class of voting securities, where either the depository institution or company is a public company or no other person will own or control a greater percentage of that class of voting securities after the acquisition, is also presumed to result in the investor controlling the depository institution or other company, although this is subject to rebuttal. If an investor’s ownership of our voting securities were to exceed certain thresholds, the investor could be deemed to “control” us for regulatory purposes, which could subject such investor to regulatory filings or other regulatory consequences.

Anti-Tying Restrictions. Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other nonbanking services offered by a bank holding company or its affiliates.

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 generally established a comprehensive framework to modernize and reform the oversight of public company auditing, improve the quality and transparency of financial reporting by those companies and strengthen the independence of auditors. Among other things, the legislation:

•	Created the Public Company Accounting Oversight Board. The Public Company Accounting Oversight Board is empowered to set auditing, quality control and ethics standards, to inspect registered public accounting firms, to conduct investigations and to take disciplinary actions, subject to SEC oversight and review;

•	Strengthened auditor independence from corporate management by, among other things, limiting the scope of consulting services that auditors can offer their public company audit clients;

•	Heightened the responsibility of public company directors and senior managers for the quality of the financial reporting and disclosure made by their companies. A number of provisions to deter wrongdoing by corporate management were also adopted;

•	Imposed a number of new corporate disclosure requirements; and

•	Imposed a range of new criminal penalties for fraud and other wrongful acts, as well as extended the period during which certain types of lawsuits can be brought against a company or its insiders.

Supervision and Regulation of Investar Bank

General. As a Louisiana-chartered bank, Investar Bank is subject to the regulation and supervision of the OFI. As an FDIC-insured institution, the Bank is subject to the regulation and supervision of the FDIC. The regulations of the FDIC and the OFI affect virtually all of Investar Bank’s activities, including the minimum level of capital, the ability to pay dividends, mergers and acquisitions, borrowing and the ability to expand through new branches or acquisitions and various other matters.

Insurance of Deposits. The deposits of Investar Bank are insured by the Deposit Insurance Fund, which the FDIC administers. As noted above, the Dodd-Frank Act permanently increased deposit insurance from $100,000 to $250,000.

To fund the Deposit Insurance Fund (which is currently under-funded), FDIC-insured banks are required to pay deposit insurance assessments to the FDIC. For institutions like Investar Bank with less than $10 billion in assets, the amount of the assessment is based on its risk classification. The higher an institution’s risk classification, the higher its rate of assessments (on the assumption that such institutions pose a greater risk of loss to the Deposit Insurance Fund). An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern that the institution poses to the regulators. In addition, the FDIC can impose special assessments in certain instances.

The FDIC may terminate the deposit insurance of any insured depository institution, including Investar Bank, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC. For an institution with no tangible capital, deposit insurance may be temporarily suspended during the hearing process for the permanent termination of insurance. If the FDIC terminates an institution’s deposit insurance, accounts insured at the time of the termination, less withdrawals, will continue to be insured for a period of six months to two years, as determined by the FDIC. Management is aware of no existing circumstances which would result in termination of Investar Bank’s deposit insurance.

Interstate Banking and Branching. Under Louisiana law, Investar Bank may establish additional branch offices within Louisiana, subject to the approval of the OFI. After the Dodd-Frank Act, we can also establish additional branch offices outside of Louisiana, subject to prior regulatory approval, so long as the laws of the state where the branch is to be located would permit a state bank chartered in that state to establish a branch. Finally, we may also establish offices in other states by merging with banks or by purchasing branches of other banks in other states, subject to certain restrictions.

Dividends. The restrictions and guidelines with respect to the Company’s payment of dividends are described above. As a practical matter, for so long as our operations chiefly consist of ownership of Investar Bank, the Bank will remain our source of dividend payments, and our ability to pay dividends will be subject to any restrictions applicable to the Bank.

The ability of Investar Bank to pay dividends is restricted by federal and state laws, regulations and policies. Under Louisiana law, a Louisiana bank may not pay cash dividends unless the bank has unimpaired surplus equal to 50% of its outstanding capital stock, both before and after giving effect to the dividend payment. Subject to satisfying such requirement, Investar Bank may pay dividends to us without the approval of the OFI so long as the amount of the dividend does not exceed its net profits earned during the current year combined with its retained earnings for the immediately preceding year; the OFI must approve any proposed dividend in excess of this threshold.

Under federal law, Investar Bank may not pay any dividend to us if the Bank is undercapitalized or the payment of the dividend would cause it to become undercapitalized or if the Bank has failed to pay its deposit insurance assessment. The FDIC may further restrict the payment of dividends by requiring the Bank to maintain a higher level of capital than would otherwise be required to be adequately capitalized for regulatory purposes. The FDIC has indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe banking practice, and the FDIC can order a bank to cease any such practice. Finally, it is FDIC policy that insured depository institutions generally should pay dividends only out of current operating earnings.

Capital Adequacy Guidelines. The FDIC has promulgated risk-based capital guidelines similar to, and with the same underlying purposes as, those established by the Federal Reserve with respect to bank holding companies. Under those guidelines, assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

Current Guidelines. Bank assets are given risk-weights of 0%, 20%, 50%, 100% and 200%. In addition, certain off-balance sheet items are given similar credit conversion factors to convert them to asset-equivalent amounts to which an appropriate risk-weight will apply. Those computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for performing loans fully secured by first liens on one-to-four family residential property, which carry a 50% risk weighting. Most investment securities (including, primarily, general obligation claims of states or other political subdivisions of the United States) are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of the U.S. Treasury or obligations backed by the full faith and credit of the U.S. Government, which have a 0% risk-weight. In converting off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% risk weighting. Transaction-related contingencies such as bid bonds, standby letters of credit backing nonfinancial obligations and undrawn commitments (including commercial credit lines with a maturity of more than one year), have a 50% risk weighting. Short-term commercial letters of credit have a 20% risk weighting, and certain short-term unconditionally cancelable commitments have a 0% risk weighting.

The minimum ratio of total capital to risk-weighted assets required by FDIC regulations (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least 4% of total capital must be “Tier 1 capital,” consisting of common stockholders’ equity and qualifying preferred stock or hybrid instruments, less certain goodwill items and other intangible assets. The remainder, or “Tier 2 capital,” may consist of, among other things, (a) the allowance for loan losses of up to 1.25% of risk weighted assets, (b) unrealized gains on certain equity securities, (c) non-qualifying preferred stock, (d) hybrid capital instruments and (e) qualifying subordinated debt and intermediate-term preferred stock up to 50% of Tier 1 capital. Total capital is the sum of Tier 1 and Tier 2 capital less reciprocal holdings of other banking organizations’ capital instruments, investments in unconsolidated subsidiaries and any other deductions as determined by the FDIC.

In addition to the risk-based capital guidelines, the FDIC has adopted a minimum Tier 1 capital (leverage) ratio, under which a bank must maintain a minimum level of Tier 1 capital to average total consolidated assets. For a bank that has the highest regulatory examination rating and is not contemplating significant growth or expansion, the leverage ratio must be at least 3%; all other banks are expected to maintain a leverage ratio of at least 4%.

Prompt Corrective Action. Under Section 38 of the Federal Deposit Insurance Act, or the FDIA, each federal banking agency is required to implement a system of prompt corrective action for institutions that it regulates. The federal banking agencies (including the FDIC) have adopted substantially similar regulations to implement this mandate. Under the regulations, a bank is (i) “well capitalized” if it has total risk-based capital of 10% or more, has a Tier 1 risk-based ratio of 6% or more, has a Tier 1 leverage capital ratio of 5% or more and is not subject to any order or final capital directive to meet and maintain a specific capital level for any capital measure, (ii) “adequately capitalized” if it has a total risk-based capital ratio of 8% or more, a Tier 1 risk-based capital ratio of 4% or more and a Tier 1 leverage capital ratio of 4% or more (3% under certain circumstances) and does not meet the definition of “well capitalized”, (iii) “undercapitalized” if it has a total risk-based capital ratio that is less than 8%, a Tier 1 risk-based capital ratio that is less than 4% or a Tier 1 leverage capital ratio that is less than 4% (3% under certain circumstances), (iv) “significantly undercapitalized” if it has a total risk-based ratio that is less than 6%, a Tier 1 risk-based capital ratio that is less than 3% or a Tier 1 leverage capital ratio that is less than 3%, and (v) “critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2%.

The capital classification of a bank affects the frequency of regulatory examinations, the bank’s ability to engage in certain activities and the deposit insurance premiums paid by the bank. In addition, federal banking regulators must take various mandatory supervisory actions, and may take other discretionary actions, with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. An institution that is categorized as undercapitalized, significantly undercapitalized or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. An undercapitalized institution also is generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. Generally, banking regulators must appoint a receiver or conservator for an institution that is critically undercapitalized.

Section 38 of the FDIA and the regulations promulgated thereunder also specify circumstances under which the FDIC may reclassify a well-capitalized bank as adequately capitalized and may require an adequately capitalized bank or an undercapitalized bank to comply with supervisory actions as if it were in the next lower category (except that the FDIC may not reclassify a significantly undercapitalized bank as critically undercapitalized).

At December 31, 2013 (which is the latest date that our capital ratios have been reviewed), Investar Bank was categorized as “well capitalized.”

Basel III. In December 2010, the Basel Committee released a final framework for a strengthened set of capital requirements, known as Basel III. In early July 2013, each of the U.S. federal banking agencies adopted final rules relevant to us: (1) the Basel III regulatory capital reforms and (2) the “standardized” approach of Basel II for non-core banks and bank holding companies, such as Investar Bank and the Company. The capital framework under Basel III will replace the existing regulatory capital rules for all banks, savings associations and U.S. bank holding companies with greater than $500 million in total assets, and all savings and loan holding companies.

The final Basel III rules became effective on January 1, 2014. However, the Company and Investar Bank will not be required to be in compliance with the final Basel III rules until January 1, 2015, and the rules will not be fully phased-in until January 1, 2019. Among other things, the final Basel III rules will impact regulatory capital ratios of banking organizations in the following manner, when fully phased in:

•	Create a new requirement to maintain a ratio of common equity Tier 1 capital to total risk-weighted assets of not less than 4.5%;

•	Increase the minimum leverage capital ratio to 4% for all banking organizations (currently 3% for certain banking organizations);

•	Increase the minimum Tier 1 risk-based capital ratio from 4% to 6%; and

•	Maintain the minimum total risk-based capital ratio at 8%.

In addition, the final Basel III rules, when fully phased in, will subject a banking organization to certain limitations on capital distributions and discretionary bonus payments to executive officers if the organization did not maintain a capital conservation buffer of common equity Tier 1 capital in an amount greater than 2.5% of its total risk-weighted assets. The effect of the capital conservation buffer, when fully phased in, will be to increase the minimum common equity Tier 1 capital ratio to 7%, the minimum Tier 1 risk-based capital ratio to 8.5% and the minimum total risk-based capital ratio to 10.5%, for banking organizations seeking to avoid the limitations on capital distributions and discretionary bonus payments to executive officers.

The final Basel III rules will also change the capital categories for insured depository institutions for purposes of prompt corrective action. Under the final rules, to be well capitalized, an insured depository institution will be required to maintain a minimum common equity Tier 1 capital ratio of at least 6.5%, a Tier 1 risk-based capital ratio of at least 8%, a total risk-based capital ratio of at least 10.0%, and a leverage capital ratio of at least 5%. In addition, the final Basel III rules establish more conservative standards for including an instrument in regulatory capital and impose certain deductions from and adjustments to the measure of common equity Tier 1 capital.

The Basel II standardized approach will revise the method for calculating risk-weighted assets to enhance risk sensitivity, particularly with respect to equity exposures to investment funds (including mutual funds), foreign exposures and residential real estate assets. It will also establish alternatives to credit ratings for calculating risk-weighted assets consistent with Section 939A of the Dodd-Frank Act.

We are currently reviewing the ultimate impact of the final Basel III capital standards on the Company and Investar Bank. However, we expect that we and Investar Bank will meet all minimum capital requirements when effective. In the Capitalization section of this prospectus, we have set forth our capital ratios as of March 31, 2014 as calculated under the Basel III rules, both on an actual basis and after giving effect to our receipt of the net proceeds of this offering.

The Basel III framework also requires banks and bank holding companies to measure their liquidity against specific liquidity tests that, although similar in some respects to liquidity measures historically applied by banks and regulators for management and supervisory purposes, going forward would be required by regulation. The federal banking agencies have not yet proposed rules implementing the Basel III liquidity framework, nor have they announced if the framework will apply to non-core banks and bank holding companies.

These provisions, as well as any other aspects of current or proposed regulatory or legislative changes to laws applicable to the financial industry, may impact the profitability of our business activities and may change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans, and achieve satisfactory interest spreads, and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations in order to comply, and could therefore also materially and adversely affect our business, financial condition and results of operations.

Activities and Investments of Insured State-Chartered Banks. Section 24 of the FDIA generally limits the activities and equity investments of FDIC-insured, state-chartered banks to those that are permissible for national banks. Under regulations dealing with equity investments, an insured state bank generally may not directly or indirectly acquire or retain any equity investment of a type, or in an amount, that is not permissible for a national bank. An insured state bank is not prohibited from, among other things, taking the following actions:

•	acquiring or retaining a majority interest in a subsidiary;

•	investing as a limited partner in a partnership the sole purpose of which is direct or indirect investment in the acquisition, rehabilitation or new construction of a qualified housing project, provided that such limited partnership investments may not exceed 2% of the bank’s total assets;

•	acquiring up to 10% of the voting stock of a company that solely provides or reinsures directors’, trustees’ and officers’ liability insurance coverage or bankers’ blanket bond group insurance coverage for insured depository institutions; and

•	acquiring or retaining the voting shares of a depository institution if certain requirements are met.

Under FDIC regulations, insured banks engaging in impermissible activities, or banks that wish to engage in otherwise impermissible activities, may seek approval from the FDIC to continue or commence such activities, as the case may be. The FDIC will not approve such an application if the bank does not meet its minimum capital requirements or the proposed activities present a significant risk to the FDIC insurance fund.

Safety and Soundness. The federal banking agencies, including the FDIC, have implemented rules and guidelines concerning standards for safety and soundness required pursuant to Section 39 of the FDIA. In general, the standards relate to operational and managerial matters, asset quality and earnings and compensation. The operational and managerial standards cover (1) internal controls and information systems, (2) internal audit systems, (3) loan documentation, (4) credit underwriting, (5) interest rate exposure, (6) asset growth and (7) compensation, fees and benefits. Under the asset quality and earnings standards, Investar Bank must establish and maintain systems to identify problem assets and prevent deterioration in those assets and to evaluate and monitor earnings and ensure that earnings are sufficient to maintain adequate capital reserves. Finally, the compensation standard states that compensation will be considered excessive if it is unreasonable or disproportionate to the services actually performed by the individual being compensated.

If an insured state-chartered bank fails to meet any of the standards promulgated by regulation, then such institution will be required to submit a plan within 30 days to the FDIC specifying the steps it will take to correct the deficiency. In the event that an insured state-chartered bank fails to submit or fails in any material respect to implement a compliance plan within the time allowed by the federal banking agency, Section 39 of the FDIA provides that the FDIC must order the institution to correct the deficiency. The FDIC may also (1) restrict asset growth; (2) require the bank to increase its ratio of tangible equity to assets; (3) restrict the rates of interest that the bank may pay; or (4) take any other action that would better carry out the purpose of prompt corrective action. We believe that Investar Bank has been and will continue to be in compliance with each of these standards.

Federal Reserve System. The Federal Reserve requires all depository institutions to maintain reserves against their transaction accounts (primarily NOW and Super NOW checking accounts) and non-personal time deposits. The required reserves must be maintained in the form of vault cash or an account at a Federal Reserve bank. At March 31, 2014, Investar Bank was in compliance with its reserve requirements.

Community Reinvestment Act. Under the Community Reinvestment Act, or the CRA, the FDIC assesses Investar Bank’s record in meeting the credit needs of its entire community, including low- and moderate-income neighborhoods. The FDIC’s assessment is taken into account when evaluating any application we submit for, among other things, approval of the acquisition or establishment of a branch or other deposit facility, an office relocation, a merger or the acquisition of shares of capital stock of another financial institution, and our failure to satisfy our CRA obligations could, at a minimum, result in the denial of such applications. The Bank has undertaken significant actions to comply with the CRA, and it received a “satisfactory” rating in its most recent review by the FDIC with respect to its CRA compliance. Both the U.S. Congress and banking regulatory agencies have proposed substantial changes to the CRA and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that any such changes would have on us or the Bank.

Financial Privacy Requirements. Federal law and regulations limit a financial institution’s ability to share consumer financial information with unaffiliated third parties. Specifically, these provisions require all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution’s privacy policy and provide such customers the opportunity to “opt out” of the sharing of personal financial information with unaffiliated third parties. The sharing of information for marketing purposes is also subject to limitations. Investar Bank currently has a privacy protection policy in place.

Anti-Money Laundering. Federal anti-money laundering rules impose various requirements on financial institutions intended to prevent the use of the U.S. financial system to fund terrorist activities. These provisions include a requirement that financial institutions operating in the United States have anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such compliance programs supplement existing compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and the Office of Foreign Assets Control Regulations. Investar Bank has established policies and procedures to ensure compliance with the federal anti-laundering provisions.

Limitations on Transactions with Affiliates

Transactions between a bank and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act and Regulation W promulgated thereunder. An affiliate of a bank includes any company or entity which controls the bank or that is controlled by a company that controls the bank. In a holding company context, the parent holding company of a bank (such as the Company) and any companies which are controlled by such parent holding company are affiliates of the bank. Generally, Section 23A limits the extent to which the bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an aggregate amount equal to 10% of such bank’s capital stock and surplus, with all such transactions with all affiliates in the aggregate limited to an amount equal to 20% of such capital stock and surplus. Section 23B applies to “covered transactions” as well as certain other transactions and requires that all transactions be on terms, including credit standards, substantially the same, or at least as favorable, to the bank or subsidiary as those provided to a non-affiliate. The term “covered transaction” includes the making of loans to, the purchase of assets from, or the issuance of a guarantee to, an affiliate as well as similar transactions. Section 23B transactions also include the provision of services and the sale of assets by a bank to an affiliate.

In addition, Sections 22(g) and (h) of the Federal Reserve Act place restrictions on loans to executive officers, directors and principal stockholders, and the FDIC has adopted regulations applying similar restrictions to banks that are not members of the Federal Reserve. Under Section 22(h), loans to a director, an executive officer and a greater than 10% stockholder of a bank, and certain affiliated interests of either, may not exceed, together with all other outstanding loans to such person and affiliated interests, the bank’s loans to one borrower limit (generally equal to 15% of the bank’s unimpaired capital and surplus). Section 22(h) also requires that loans to directors, executive officers and principal stockholders be made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions to persons not covered by Section 22(h) and not involve more than the normal risk of repayment or present other unfavorable features. Section 22(h) also requires prior board approval for certain loans. In addition, the aggregate amount of extensions of credit by a bank to all insiders cannot exceed the bank’s unimpaired capital and surplus. Section 22(g) also places additional restrictions on loans to executive officers.

Incentive Compensation Guidance

The federal banking agencies have issued comprehensive guidance on incentive compensation policies. This guidance is designed to ensure that a financial institution’s incentive compensation structure does not encourage imprudent risk-taking, which may undermine the safety and soundness of the institution. The guidance, which applies to all employees that have the ability to materially affect an institution’s risk profile, either individually or as part of a group, is based upon three primary principles: (1) balanced risk-taking incentives, (2) compatibility with effective controls and risk management, and (3) strong corporate governance.

An institution’s supervisory ratings will incorporate any identified deficiencies in an institution’s compensation practices, and it may be subject to an enforcement action if the incentive compensation arrangements pose a risk to the safety and soundness of the institution. Further, a provision of the Basel III proposals described above would limit discretionary bonus payments to bank executives if the institution’s regulatory capital ratios fail to exceed certain thresholds.

Regulatory Enforcement Authority

Federal and state banking agencies have broad enforcement powers over the financial institutions that they regulate to address violations of laws and regulations or unsafe or unsound practices by bank holding companies and banks. These powers include, among other things, the ability to (1) assess civil money penalties, (2) issue cease-and-desist orders to enjoin unsafe or unsound practices and to initiate injunctive actions against banking institutions and institution-affiliated parties, (3) order increases in capital or the sale of subsidiaries or other assets, (4) remove officers and directors, and (5) with respect to banks, terminate deposit insurance or place the bank into conservatorship or receivership. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities. Except under certain circumstances, federal law requires public disclosure of final enforcement actions by the federal banking agencies.

MANAGEMENT

General

Our restated articles of incorporation provide for a board of directors consisting of between five and 30 persons, the exact number to be determined from time to time by the board or our shareholders. Currently, the board has 15 members. Our shareholders elect our directors at the annual shareholders’ meeting. Directors are elected for a one-year term and hold office until their successors are duly elected and qualified or until their earlier death, resignation or removal. Our executive officers are appointed by our board of directors and hold office until their successors are duly appointed and qualified.

All of the members of the Company board also serve as the directors of Investar Bank. As the sole shareholder of Investar Bank, the Company elects the Bank’s directors annually for a term of one year, and these directors hold office until their successors are elected and qualified. The Bank’s board of directors appoints the Bank’s executive officers.

The following table sets forth the name, age and position with the Company of each person who will serve as our directors and executive officers upon completion of the offering. The business address for all of these individuals is 7244 Perkins Road, Baton Rouge, Louisiana 70808. Each director has served on the Company’s board of directors since 2013 (Messrs. Besselman, Boyce and D’Angelo were also Company directors prior to the Share Exchange).

Name	Age	Position with the Company	Bank Director since
James M. Baker	59	Director	2012
Thomas C. Besselman, Sr.	64	Director	2006
James H. Boyce, III	47	Director	2011
Robert M. Boyce, Sr.	61	Director	2006
J.E. Brignac, Jr.	72	Director	2011
Rachel P. Cherco	54	Chief Financial Officer	n/a
John J. D’Angelo	53	Director, President and Chief Executive Officer	2006
Ryan P. Finnan	39	Chief Operating Officer of the Bank	n/a
Robert L. Freeman	79	Director	2011
William H. Hidalgo, Sr.	74	Chairman of the Board	2006
Christopher L. Hufft	41	Chief Accounting Officer	n/a
Gordon H. Joffrion, III	59	Director	2006
Randolf F. Kassmeier	61	Executive Vice President and General Counsel	n/a
Travis M. Lavergne	30	Chief Credit Officer of the Bank	n/a
David J. Lukinovich	54	Director	2006
Suzanne O. Middleton	53	Director	2006
Andrew C. Nelson, M.D.	48	Director	2009
James L. Nelson, M.D.	74	Director	2013
Carl R. Schneider, Jr.	50	Director	2013
Frank L. Walker	53	Director	2006

Board of Directors

A brief description of the background, experience and qualifications of each of our directors is set forth below.

James M. Baker. Since 1999, Mr. Baker has been the President and CEO of TOPCOR Companies, LLC, a consolidated group of 12 specialty contracting firms servicing the infrastructure and industrial markets, with offices in Houston, Texas, Lake Charles and Baton Rouge, Louisiana, and Augusta, Georgia and Tampa, Florida. Through his business activities, Mr. Baker brings a strong sense of the business conditions in our market that is valuable to the board. He also understands the capital needs and other challenges that many of our business customers face, and his insights on this topic help us tailor our products and services for business owners.

Thomas C. Besselman, Sr. Since 1971, Mr. Besselman has been a licensed Health, Life and Accident Insurance Professional. He is the former owner of The Besselman & Little Agency, L.L.C. in Baton Rouge, Louisiana, which he sold in April, 2012. Mr. Besselman has also been the owner of H. R. Solutions, L.L.C., which provides Investar Bank’s payroll processing services, since June, 2006. As a business owner, Mr. Besselman is able to add a borrower’s perspective to board discussions. Mr. Besselman’s extensive relationships in the Baton Rouge community also qualify him to serve on our board.

James H. Boyce, III. For over 19 years, Mr. Boyce has owned several convenience stores and three consumer loan and sub-prime auto lending companies in Ascension Parish, Louisiana. Consumer loans comprise a significant portion of our lending activities, and Mr. Boyce’s ownership of consumer loan companies allows him to provide sound advice regarding this aspect of our operations. In addition, being located in Ascension Parish, Louisiana, Mr. Boyce’s knowledge of this area helps us shape our policies for this and the other suburban areas of our markets.

Robert M. Boyce, Sr. Since 1975, Mr. Boyce has been an owner and officer of Louisiana Machinery Co., L.L.C., a Caterpillar distributor located in Baton Rouge, Louisiana. Mr. Boyce’s extensive experience in the Baton Rouge business community, and his significant contacts within the community, qualify him to serve on our board.

John Emmerit “J.E.” Brignac, Jr. For the past five years, Mr. Brignac has served as a founding director of each of Imperial Management Corporation, Imperial Fire and Casualty Insurance Company, ABC Agency Network, Inc., Paragon Insurance Group, Imperial Marketing Corporation, Integrity Underwriters, Inc. and Louisiana General Agency, Inc. Since 1990, Mr. Brignac has been employed in an administrative capacity at Imperial Fire and Casualty Insurance Company. In addition to his extensive business experience, Mr. Brignac’s service as a director of a corporation with broad operations enables him to assist the board in corporate governance matters. In addition, Mr. Brignac resides in Prairieville, Louisiana, and he is thus able to advise the board regarding business conditions in that community.

John J. D’Angelo. Mr. D’Angelo has been the President and Chief Executive Officer of the Company since the Share Exchange. He has also served as the Bank’s President and Chief Executive Officer since its organization in 2006. Prior to Investar Bank’s organization, Mr. D’Angelo was manager of the private banking, small business banking, construction lending, brokerage and trust areas of Hibernia National Bank (the predecessor to Capital One Bank, N.A.) for more than six years in the East Baton Rouge Parish, Louisiana, market. From 1996 to 2005, Mr. D’Angelo was president and director of Aegis Lending Corporation, a company with lending operations in 46 states and the District of Columbia. As one of the founders of the Bank and its current Chief Executive Officer, Mr. D’Angelo has a detailed understanding of our history, current operations and future plans and strategies. His extensive banking experience is an additional qualification to serve on our board.

Robert L. Freeman. Judge Freeman is retired. From 1968-80, Judge Freeman was a member of the Louisiana House of Representatives, and from 1980 to 1988 he served as the Lieutenant Governor of Louisiana. From 1990 to 1996, he was a judge in Iberville Parish, Louisiana. Judge Freeman is qualified to serve on our board on account of his broad experience in leadership positions, as well as his active involvement in civic endeavors in the Baton Rouge area. In addition, his judicial background allows him to bring a legal point of view to the risks and challenges we face.

William H. Hidalgo, Sr. Mr. Hidalgo, the Chairman of our board, is the owner and managing member of Halimar Shipyard, LLC, a shipyard management company in Morgan City, Louisiana, and is an active marine consulting engineer. From May of 1994 to October of 2001, Mr. Hidalgo served as President and CEO of Conrad Industries, Inc. in Morgan City. As with a number of other directors, as a business owner, Mr. Hidalgo is able to add a borrower’s perspective to board discussions. His significant experience owning and operating companies also enables him to help the board efficiently manage the Company’s growth.

Gordon H. Joffrion, III. Mr. Joffrion has been a licensed general contractor since 1979. Since 2006, he has been the General Manager of Joffrion Construction, Inc. in Baton Rouge, Louisiana. Mr. Joffrion’s long-standing business and personal relationships in Baton Rouge area, as well as his strong sense of the business conditions in Baton Rouge, qualify him to serve on the board.

David J. Lukinovich. Mr. Lukinovich is a board certified tax attorney and a board certified estate planning and administration attorney. He has been president of his law firm, David J. Lukinovich, APLC, since 1995. Mr. Lukinovich’s extensive knowledge of tax matters provides the board with valuable insight regarding the tax implications of our strategies. Also, Mr. Lukinovich’s legal practice gives him insight regarding the issues that are important to our individual customers.

Suzanne O. Middleton. Ms. Middleton is the Chief Financial Officer of Credit One, LLC, a debt buying and collection company based in Metairie, Louisiana. She has held such position since April, 1999. As a chief financial officer, Ms. Middleton is able to use her understanding of financial and accounting matters to help us shape our business plans. Also, her knowledge of New Orleans area allows her to provide insight regarding our growth plans in this market.

Andrew C. Nelson, M.D. Dr. Nelson is a board certified gastroenterologist. He has been a practicing partner with Gastroenterology Associates in Baton Rouge, Louisiana, since 1997. In addition to the different perspective on our banking operations that Dr. Nelson’s background as a physician gives him, Dr. Nelson is also a small business owner and adds this viewpoint to board discussions.

James L. Nelson, M.D., FACS. Dr. Nelson has served as a member of the Emeritus Medical Staff at North Oaks Medical Center in Hammond, Louisiana, since 2007. From 2003 to 2007, he was the Chief Medical Officer of North Oaks Heath System in Hammond. He is also an adjunct instructor at the Graduate School of Nursing at Southeastern Louisiana University. Similar to Andrew Nelson, James Nelson’s background as a physician gives us a different perspective on our banking operations. In addition, his knowledge of and significant contacts in Hammond allow him to assist in shaping our plans to this market.

Carl R. Schneider, Jr. Since 2002, Mr. Schneider has served as the Chief Information Officer of Gray and Company Inc., the parent entity of multiple companies that engage in oil and gas exploration, property and casualty insurance and property management, among other activities, headquartered in Metairie, Louisiana. Since February, 2014, he has also served as the presiding manager of Denkmann Interests, a collection of privately-held businesses headquartered in Flowood, Mississippi, that engage in land management, forestry, commercial real estate and oil and gas production. Mr. Schneider is also an adjunct instructor at the College of Business at Southeastern Louisiana University and serves on a number of non-profit boards. Mr. Schneider’s significant business experience, as well as his longstanding business and personal relationships in New Orleans, qualify him to serve on our board.

Frank L. Walker. Mr. Walker has been the Chief Financial Officer of JP Oil Holdings, LLC since 1996. JP Oil Holdings, headquartered in Lafayette, Louisiana, is an oil and gas exploration and production company operating nearly 200 active wells across several states. In addition to his understanding of financial matters resulting from his business experience, Mr. Walker’s knowledge and contacts in Lafayette help us to develop our strategies to further expand our presence in this area.

Executive Officers

The following is a brief description of the background and experience of each of our executive officers, other than Mr. D’Angelo, who is discussed above.

Rachel P. Cherco. Ms. Cherco has served as Cashier and Chief Financial Officer of Investar Bank since 2006. Prior to that time, Ms. Cherco was the Chief Financial Officer of United Community Bank from its chartering in 1998 until 2005.

Ryan P. Finnan. Since 2009, Mr. Finnan has served as Chief Operations Officer of Investar Bank. From 2008 to 2009, he served as our Consumer Lending Manager. Prior to joining the Bank, Mr. Finnan was employed by Hibernia National Bank/Capital One as its Indirect Servicing Manager from 2005 through 2007.

Christopher L. Hufft. Mr. Hufft joined the Bank in February, 2014 as its Chief Accounting Officer. Prior to joining the Bank, Mr. Hufft served as the Vice President of Accounting at Amedisys, Inc., a publicly-traded home health and hospice company. Mr. Hufft, a licensed certified public accountant, also spent seven years in public accounting, serving both public and privately-held clients in the banking, healthcare and manufacturing sectors.

Randolf F. Kassmeier. Mr. Kassmeier serves as the Executive Vice President and General Counsel of Investar Bank. From 1990 to 2006, he was Associate General Counsel and Senior Vice President for Hibernia

National Bank, New Orleans, Louisiana. Following his employment at Hibernia National Bank, Mr. Kassmeier practiced law in New Orleans, advising several community banks.

Travis M. Lavergne. Mr. Lavergne has served as Executive Vice President and Chief Credit Officer since March, 2013. He joined the Bank in July 2012 as our Chief Risk Management Officer, which position he still holds. Prior to joining the Bank, Mr. Lavergne was a Senior Examiner at the Louisiana Office of Financial Institutions from September, 2005 to July, 2012. As an examiner, he primarily conducted safety and soundness examinations of Louisiana-chartered banks and bank holding companies located in the Baton Rouge region.

Board Matters

Director Independence. Under Nasdaq Marketplace Rules, a majority of our Board of Directors must meet the definition of “independent director” as defined in Rule 5605(a)(2) of the Nasdaq Marketplace Rules within a specified period of time after this offering. These rules, as well as those of the SEC, also impose several other requirements with respect to director independence.

Our board of directors has evaluated the independence of its members based upon the Nasdaq Marketplace Rules and applicable SEC regulations, including the transactions referenced under the heading Certain Relationships and Related Party Transactions below. Applying these standards, our board of directors has affirmatively determined that each of Mr. Baker, Mr. James Boyce, Mr. Robert Boyce, Mr. Brignac, Mr. Freeman, Mr. Lukinovich, Ms. Middleton, Dr. Andrew Nelson, Dr. James Nelson, Mr. Schneider and Mr. Walker is an independent director under applicable Nasdaq and SEC rules. The board further determined that Messrs. Besselman, D’Angelo, Hidalgo and Joffrion do not qualify as independent directors. Mr. D’Angelo is an employee of the Company and Investar Bank. Messrs. Besselman, Hidalgo and Joffrion have certain relationships with the Company or Investar Bank which preclude a determination that they are independent directors.

Leadership Structure. The board has not adopted a formal policy regarding the separation of the roles of Chairman of the Board and Chief Executive Officer because the board believes that it is in our best interests to make that determination from time to time based on the position and direction of our organization and the composition of our board.

Currently, Mr. Hidalgo serves as Chairman of the Board of the Company and Investar Bank, while Mr. D’Angelo is the Chief Executive Officer of the Company and the Bank. We believe at this time this structure (as opposed to combining the positions of chairman and chief executive officer) is appropriate for us for two primary reasons. First, having a separate board chairman allows Mr. D’Angelo to completely focus on his primary responsibilities, that is, implementing our strategic plans and managing the day-to-day operations of the Company and the Bank. Mr. D’Angelo’s time is not occupied with fulfilling the duties of the chairman of the board, such as scheduling board meetings and otherwise managing the board of directors. Second, we believe that having the board chairman position separate from the Chief Executive Officer allows the board of directors to more effectively fulfill its obligation to oversee our management.

Risk Oversight. Although the full board of directors is ultimately responsible for the oversight of our risk management processes, the board is assisted in this task by a number of its committees and committees of Investar Bank’s board of directors. These committees are primarily responsible for considering and overseeing the risks within their particular area of concern. For example, our audit committee focuses on financial reporting and operational risk. As provided in its charter, the audit committee is required to meet regularly with management, our independent registered public accountants and our internal auditors, to discuss the integrity of our financial reporting processes and internal controls as well as the steps that have been taken to monitor and control risks related to such matters. The Bank’s credit committee is primarily responsible for credit and other risks arising in connection with our lending activities, which includes overseeing management committees that also address these risks. The Bank’s asset-liability committee monitors our interest rate risk, with the goal of structuring our asset-liability composition to maximize net interest income while minimizing the adverse impact of changes in interest rates on net interest income and capital. Finally, our compensation committee, whose duties are described in more detail below, evaluates the risks that our executive compensation programs may generate.

Each committee meets regularly with management to assist it in identifying all of the risks within such committee’s areas of responsibility and in monitoring and, where necessary, taking appropriate action to mitigate the applicable risks. At each board meeting, the committee chairman provides a report to the full board of directors on issues related to such committee’s risk oversight duties. To the extent that any risks reported to the full board need to be discussed outside the presence of management, the board will call an executive session to discuss these issues.

We believe the board’s approach to fulfilling its risk oversight responsibilities complements its leadership structure. In his capacity as Chairman of the board, Mr. Hidalgo reviews whether board committees are addressing their risk oversight duties in a comprehensive and timely manner. Based on the outcome of these reviews, Mr. D’Angelo can assist these committees in fulfilling their duties by (1) requiring that our management team provide these committees with all requested reports and other information as well as with access to our employees and (2) implementing recommendations of the various board committees to mitigate risk.

Board Committees

To assist it in the performance of its responsibilities, our board of directors has established standing committees. These committees include our executive committee as well as our audit committee, compensation committee and nominating and corporate governance committee. The functions of these committees are currently performed at the Investar Bank level, but in connection with the completion of this offering these committees will begin operating at the Company level. The board also may establish additional committees as it deems necessary or appropriate, in accordance with applicable law and regulations and our corporate governance documents.

The executive committee has been empowered to make decisions with respect to matters under the direction and control of our board when the board is not in session. The following is a brief discussion of the powers, duties and responsibilities of each of the audit committee, compensation committee and nominating and corporate governance committee.

Audit Committee. The audit committee assists the board of directors in fulfilling its responsibilities for general oversight of our financial reporting process. Among other things, the committee’s responsibilities include:

•	monitoring the integrity of our financial reporting process and system of internal controls and overseeing the internal audit department;

•	reviewing and approving the scope of the annual audit, the audit fee and the financial statements and pre-approving all auditing and permitted non-audit services;

•	appointing, compensating and monitoring the independence and performance of our independent registered public accountants; and

•	complying with legal and regulatory requirements relating to financial reporting and auditing matters.

The audit committee is composed solely of members who satisfy the independence and other requirements of the SEC and the Nasdaq Stock Market for audit committees. In addition, at least one of the committee’s members will be an “audit committee financial expert” as defined in SEC rules. The audit committee has adopted a written charter that sets forth its rights and responsibilities. Prior to the completion of the offering, the charter will be posted on our website at www.investarbank.com.

Compensation Committee. The compensation committee is responsible for overseeing the Company’s compensation arrangements for its executives and directors. Among other things, the compensation committee reviews and approves our overall compensation structure, policies and programs (including benefit plans) to ensure that our compensation structure appropriately incentivizes our executive officers and other employees and otherwise meets our corporate objectives. The compensation committee is also responsible for setting the compensation payable to our Chief Executive Officer and our other named executive officers and for administering our equity incentive plans and other incentive compensation plans.

The compensation committee is composed solely of members who satisfy the applicable independence requirements of the SEC and the Nasdaq Stock Market for compensation committees. In addition, the board expects that each person appointed to the compensation committee also will qualify as a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act. The compensation committee has adopted a written charter that sets forth its rights and responsibilities. Prior to the completion of the offering, the charter will be posted on our website at www.investarbank.com.

Nominating and Governance Committee. The nominating and governance committee oversees the process for selecting and nominating persons for election as directors and administers our corporate governance policies. The committee is composed solely of members who satisfy the applicable independence requirements of the SEC and the Nasdaq Stock Market for nominating and governance committees.

When evaluating director candidates, the committee’s objective is to craft a board composed of individuals with a broad mix of backgrounds and experiences and possessing, as a whole, all of the skills and expertise necessary to guide a company like us in the prevailing business environment. The committee uses the same criteria to assess all candidates for director, regardless of who proposed the candidate. This criteria includes, among other things:

•	independence for purposes of the Nasdaq Marketplace Rules and SEC rules and regulations, and a record of honest and ethical conduct and personal integrity;

•	experience in banking, or in marketing, finance, legal, accounting or other professional disciplines;

•	familiarity with and participation in our markets;

•	ability to represent the interests of all of our shareholders; and

•	ability to devote time to the board of directors and to enhance their knowledge of our industry.

Although the board has not adopted a formal policy regarding the consideration of diversity when evaluating director candidates, the board believes that its membership should reflect diversity in its broadest sense. Accordingly, whenever the nominating and governance committee evaluates a potential candidate, we expect it to consider a candidate’s gender, ethnicity, experience, education, geographic location and difference of viewpoint, in the context of the composition of the board as a whole.

The nominating and governance committee has adopted a written charter that sets forth its rights and responsibilities. Prior to the completion of the offering, the charter will be posted on our website at www.investarbank.com.

Director Compensation

We pay our non-employee directors fees for their participation in board and committee meetings held throughout the year. Directors who are also our employees do not receive additional compensation for their service as directors. In 2013, our non-employee directors were paid $150 for each board meeting attended (including Bank board meetings). In addition, in September, 2013, the board of directors of the Bank approved the award to the directors of the Bank of an aggregate of 3,986 restricted shares of Investar Bank common stock, which shares were exchanged on a one-for-one basis for shares of Company common stock pursuant to the Share Exchange. These shares vest on August 20, 2014.

Non-employee directors may elect to receive all or any part of their dollar denominated compensation in the form of our common stock. In addition, the Equity Incentive Plan permits the award of incentives to non-employee directors, the fair market value of which cannot exceed 200% of such directors’ annualized compensation.

The following table sets forth compensation paid, earned or awarded during 2013 to each of our non-employee directors. The table also includes compensation earned by each director that is attributable to his or service as a director of Investar Bank in 2013.

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Total
James M. Baker, James H. Boyce, III, J.E. Brignac, Jr., William H. Hidalgo, Sr., Gordon H. Joffrion, III, Suzanne O. Middleton and Andrew C. Nelson, M.D.	$1,650	$2,450	$4,100
Thomas C. Besselman, Sr. and Frank L. Walker	$1,500	$2,450	$3,950
Robert M. Boyce, Sr., Robert L. Freeman and David J. Lukinovich	$1,350	$2,450	$3,800
James L. Nelson, M.D.	$1,050	$2,450	$3,500
Carl R. Schneider, Jr.	$750	$2,450	$3,200

(1)	The dollar amount in this column reflects the aggregate fair value of the restricted stock determined as of the date of award, calculated in accordance with FASB Accounting Standards Codification Topic 718, Stock Compensation (“ASC 718”). Dividends payable on restricted stock awards are not included in our fair value determination of such award. Please refer to Note L, Stockholders’ Equity, to our consolidated financial statements beginning on page F-1 of this prospectus for details regarding the assumptions used to derive the fair value of our restricted stock awards. These restricted awards are subject to time-vesting only.

We also reimburse our directors for expenses they incur in connection with their service on our board, such as travel and lodging expenses.

Code of Conduct; Code of Ethics for Chief Executive Officer and Senior Executive Officers

We expect the board of directors to adopt a Code of Conduct that applies to all of our directors, officers and employees as well as a separate Code of Ethics for Principal Executive and Senior Financial Officers, including our Chief Executive Officer and Chief Financial Officer, prior to the completion of this offering. Upon adoption, our Code of Conduct and our Code of Ethics for the Chief Executive Officer and Senior Financial Officers will be available on our website at www.investarbank.com. We expect that any amendments to the Code of Ethics, or any waivers of its requirements, will be disclosed on our website, as well as any other means required by the Nasdaq Marketplace Rules.

Compensation Committee Interlocks and Insider Participation

Upon completion of this offering, none of the members of our compensation committee will be or will have been an officer or employee of Investar or Investar Bank. In addition, none of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.

EXECUTIVE COMPENSATION

In this prospectus, the individuals who served as our principal executive officer and the two most highly compensated executive officers other than our principal executive officer for 2013 are collectively referred to as our “named executive officers.” Our named executive officers for 2013 are John J. D’Angelo, our President and Chief Executive Officer, Rachel P. Cherco, our Chief Financial Officer, and Ryan P. Finnan, our Chief Operations Officer.

The remainder of this section provides a general summary of our compensation policies and practices and discusses the aggregate compensation we paid to our named executive officers for 2013 and 2012. Unless otherwise specifically noted, Investar Bank actually paid all of the compensation to our named executive officers. Each named executive officer is also an officer of Investar Bank and devotes the substantial majority of his or her business time to the operations of the Bank. Accordingly, each executive’s compensation is paid largely to compensate him or her for rendering services to the Bank. Each named executive officer serves at the pleasure of our and the Bank’s respective board of directors; there are no employment agreements with any named executive officers.

Overview of Our Executive Compensation Program

The following information provides an overview of our compensation program for our named executive officers, as administered by Investar Bank with respect to periods prior to the Share Exchange and by the Company from and after the Share Exchange. Our compensation committee is responsible for establishing, reviewing and administering our executive compensation program, including, after consultation with management, making recommendations to our board of directors about the compensation of our named executive officers. Responsibility for the ministerial or day-to-day administration of our executive compensation program has been delegated to officers of the Bank.

General. The fundamental purpose of our executive compensation program is to assist us in achieving our financial and operating performance objectives. Specifically, we attempt to tailor an executive’s compensation to (1) retain and motivate the executive, (2) reward him or her upon the achievement of company-wide, department and individual performance goals, and (3) align the executive’s interest with the creation of long-term shareholder value, without encouraging excessive risk taking. To that end, and within the context of our status as a private corporation, we have compensated our named executive officers through a mix of base salary, cash bonuses, equity-based incentives and other broad-based benefits, primarily retirement plans and insurance. We believe the mix of these compensation elements and the amounts of each element provide our named executive officers with compensation that is consistent with our status as a private corporation, is reasonably competitive with our peers, and appropriately rewards each named executive officer for his or her contribution to our performance.

As noted above, we do not have any employment agreements with our named executive officers. In addition, there are no change in control, severance or noncompetition agreements with any named executive officer, nor are we otherwise obligated to pay any named executive officers any amounts if there is a change in control of the Company or the Bank or if such executive’s employment with us terminates.

Base Salary. Our board of directors sets each named executive officer’s base salary annually, based on the recommendation of the compensation committee. Adjustments to base salary are based upon a review of a variety of factors, including the following:

•	individual and Bank performance, measured against quantitative and qualitative goals, such as our growth, asset quality, profitability and other matters, such as the status of our relationship with the banking regulatory agencies;

•	duties and responsibilities as well as the executive’s experience; and

•	the types and amount of each element of compensation to be paid to the named executive officer.

Cash bonuses. We pay discretionary cash bonuses to our named executive officers. The cash bonuses, which the board determines after the end of each fiscal year and may be paid annually, are intended to recognize and reward those named executive officers who have contributed meaningfully to our performance for the prior year. Both personal and Bank performance are factors that the board typically considers in deciding whether to award a cash bonus to a named executive officer and the amount of such bonus.

Equity compensation. Historically, Investar Bank has made individual awards of equity compensation in the form of time-based restricted stock to its executive officers. These awards have been intended to align the interests of our executives with the interests of our shareholders in a manner that does not encourage excessive risk-taking. We believe this alignment occurs immediately because our executives become shareholders from the date of award and thus benefit from increases in the value of our stock. The criteria used to award shares of restricted stock has been the same used when determining whether to pay, and the amount of, annual cash bonuses.

Perquisites and welfare benefits. We maintain a number of broad-based benefit plans that are available to all of our employees, including group medical, dental and life insurance plans, some of which are contributory. Our named executive officers may participate in these plans. Other perquisites we provide are a car allowance to certain of our named executive officers and country club dues. Although these perquisites involve incidental personal value, we believe both are necessary to advance our business purposes.

Retirement benefits. We offer our employees who have completed one year of service participation in a tax-qualified defined contribution 401(k) plan sponsored by Investar Bank, which is intended to incent retirement savings on a tax-advantaged basis. We match voluntary deferrals, not in excess of 4% of each employee’s compensation. Our matching contributions, as well as voluntary employee deferrals, are fully vested at all times. Benefits under the plan are equal to each employee’s account balance and may be distributed upon separation from employment, generally in the form of a single sum.

We do not maintain any defined benefit plan, actuarial benefit plan, supplemental executive retirement plan or deferred compensation plan for any employees, including the named executive officers.

Equity Incentive Plan

On January 15, 2014, our board of directors unanimously adopted the Investar Holding Corporation 2014 Long-Term Incentive Compensation Plan, referred to as our Equity Incentive Plan. The plan was amended on March 13, 2014. The following is a summary of the principal terms of the Equity Incentive Plan, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. We urge investors to review the Equity Incentive Plan in its entirety.

General. As reflected by Investar Bank’s prior awards of restricted stock, we believe it appropriate that a component of an executive officer’s compensation be based upon our financial performance, as reflected by the value of our stock. Equity compensation, whether in the form of stock options, restricted stock and other securities whose value is tied to the value of our common stock, achieves this purpose. All of our employees as well as our non-employee directors are eligible to receive grants and awards under the Equity Incentive Plan.

We have reserved 600,000 shares of our common stock for grant, award or issuance under the Equity Incentive Plan; of these, 66,389 shares are attributable to grants and awards previously made or assumed by Investar Bank and 226,992 shares are attributable to grants and awards made during 2014 (the substantial majority of which are contingent upon the effectiveness of the registration statement of which this prospectus forms a part), which are described below under the heading 2014 Compensation Decisions.

Our compensation committee is the administrator of the Equity Incentive Plan. The committee possesses the discretion to, among other things, designate who will receive grants and awards, who are referred to as “participants,” and make individual grants and awards and determine the specific terms and conditions thereof, subject to the limitations contained in the plan. Our full board of directors may act in lieu of the committee as to any matter with respect to which the committee is authorized to take action.

Form of incentives. The Equity Incentive Plan permits four forms of grants and awards, called “incentives,” as follows:

•	Stock options. An option is the right to purchase a fixed number of shares of our common stock at a designated exercise price; options may be granted in the form of non-qualified (or non-statutory) options and incentive stock options. The compensation committee determines the type of option and fixes its terms at the time of grant, although the exercise price of any option granted cannot be less than the closing sale price of a share of our common stock as quoted on the Nasdaq Global Market on the grant date.

•	Restricted stock. Restricted stock is common stock issued in the name of a participant, subject to forfeiture restrictions and limitations on transfer for a specified period, called a “forfeiture period.” The restrictions may require the performance of services or the attainment of specified performance goals, or both. A participant who receives a restricted stock award will be entitled to vote such shares and may receive dividends thereon during the forfeiture period.

•	Restricted stock units. Restricted stock units are bookkeeping entries, each representing a share of common stock. An award of restricted stock units will be settled at the end of a forfeiture period in cash, our common stock or a combination of both, subject to the performance of services or the attainment of performance goals or both. Participants who receive restricted stock units have no shareholder rights with respect to the units, although the committee may credit dividend equivalents to the account during the forfeiture period.

•	Stock appreciation rights. Stock appreciation rights, often referred to as “SARs,” are rights that entitle the holder to the excess of the value of our common stock at the time of settlement over the value of our common stock when the rights are granted. Upon exercise, a SAR may be settled in our common stock, cash or a combination of both, as determined by the committee.

Vesting and performance goals. Incentives may be granted or awarded to our officers and employees subject to service (time) vesting, the attainment of performance goals, or both. Service vesting means that a participant must remain continuously employed between the date an incentive is granted or awarded and the end of a designated period. The plan generally contemplates a five-year service vesting period, although the committee may adjust the period with respect to any individual grant or award.

Any grant or award may also be made subject to the attainment of specified performance goals to be achieved over a fixed time period, called a “performance cycle,” which cannot be more than three years. Performance goals must relate to certain criteria listed in the plan, which include, among other things, our earnings per share, whether or not calculated on a fully diluted basis, our return on equity, return on investment, return on invested capital or return on assets, or the completion of strategic objectives. Performance goals will typically include threshold, target and maximum levels of performance.

At the end of the performance cycle, the committee determines whether and to what extent the goals have been achieved and the final number of incentives to be granted, awarded or settled, provided that the final number cannot be more than 200% of target if maximum levels of performance are achieved.

Change in control. Unless otherwise provided at the time of grant or award, if a change in control (as defined in the plan) is consummated, then:

•	All performance goals, whether applicable to options, SARs, restricted stock or restricted stock units, will be deemed satisfied at the target level;

•	Outstanding options and SARs will vest and be exercisable for the remainder of their respective terms; and

•	Restricted stock and restricted stock units will remain subject to any time vesting or forfeiture period and will be settled at the end of any such period; provided that if the holder of restricted stock or restricted stock units separates from service during the 24-month period following the consummation of a change in control, other than involuntarily on account of cause, any service vesting shall be deemed satisfied and such shares or units shall be settled.

Summary Compensation Table for 2013

The following table provides information regarding the compensation paid to our named executive officers for our fiscal years ended December 31, 2013 and 2012.

Name and Principal Position	Year	Salary(1)	Bonus	Stock Awards(2)	All Other Compensation		Total
John J. D’Angelo	2013	$287,231	$68,321	$60,004	$28,048	(3)	$443,604
President and Chief Executive Officer	2012	233,544	65,867	35,000	19,969		354,380

Ryan P. Finnan	2013	$132,032	$20,303	$30,002	$11,655	(4)	$193,992
Chief Operations Officer	2012	114,464	19,826	16,996	12,378		163,664

Rachel P. Cherco	2013	$119,554	$22,481	$30,002	$11,114	(5)	$183,151
Chief Financial Officer	2012	107,205	21,575	16,996	12,056		157,832

(1)	Includes amounts deferred under Investar Bank’s 401(k) plan.
(2)	The dollar amount of these time-based restricted stock awards reflects the aggregate fair value determined as of the date of award in accordance with ASC Topic 718. Dividends payable on shares of restricted stock are not factored into our fair value determination of such award. Please refer to Note L, Stockholders’ Equity, to our consolidated financial statements beginning on page F-1 of this prospectus for details regarding the assumptions used to derive the fair value of our restricted stock awards.
(3)	Consists of term life and health insurance premiums of $6,036, an allowance for the use of an automobile of $9,000, country club dues of $2,812, and Company contributions to our 401(k) plan in the amount of $10,200.
(4)	Consists of term life and health insurance premiums of $5,949 and Company contributions to our 401(k) plan in the amount of $5,706.
(5)	Consists of term life and health insurance premiums of $5,702 and Company contributions to our 401(k) plan in the amount of $5,412.

Outstanding Equity Awards at Fiscal Year End

The following table provides information regarding outstanding unvested stock awards that our named executive officers held as of December 31, 2013. The restricted stock awards shown on the table below represent discretionary restricted stock awards made by the board of directors of Investar Bank with respect to Investar Bank stock. These shares of restricted stock were subsequently exchanged on a one-for-one basis for restricted shares of Company common stock pursuant to the Share Exchange.

Outstanding Stock Awards at December 31, 2013
Name	Number of shares of stock that have not vested		Market value of shares of stock that have not vested(1)
John J. D’Angelo	2,000 4,286	(2) (3)	$28,000 60,004
Ryan P. Finnan	972 2,143	(2) (3)	13,608 30,002
Rachel P. Cherco	972 2,143	(2) (3)	13,608 30,002

(1)	The dollar amount in this column reflects the aggregate fair value of the restricted stock determined as of the date of award, calculated in accordance with ASC Topic 718. Dividends payable on restricted stock awards are not factored into our fair value determination of such award. Please refer to Note L, Stockholders’ Equity, to our consolidated financial statements beginning on page F-1 of this prospectus for details regarding the assumptions used to derive the fair value of our restricted stock awards.
(2)	On July 1, 2012, the Bank awarded restricted shares of Bank common stock, which shares were exchanged for restricted shares of Company common stock in the Share Exchange. Under the terms of the award, one-fifth of the aggregate number of shares awarded vests on each June 30 following the date of the award, provided that the recipient of the award remains an employee of the Bank on such date.
(3)	On July 1, 2013, the Bank awarded restricted shares of Bank common stock, which shares were exchanged for restricted shares of Company common stock in the Share Exchange. Under the terms of the award, one-fifth of the aggregate number of shares awarded vests on each June 30 following the date of the award, provided that the recipient of the award remains an employee of the Bank on such date.

2014 Compensation Decisions

On February 17, 2014, our compensation committee approved grants and awards of equity compensation under the Equity Incentive Plan, covering an aggregate of 226,992 shares of our common stock. An aggregate of 216,000 options were granted to our senior executive officers and an aggregate of 9,564 shares of our common stock were awarded in the form of restricted stock to 18 of the Bank’s key employees. All of the stock option grants and restricted stock awards will be deemed granted and awarded, as applicable, as of the effective date of the registration statement of which this prospectus forms a part, provided the holder thereof is an employee in good standing on such date. However, if the registration statement is not effective on or before December 31, 2014, the stock option grants and restricted stock awards will be deemed void and of no effect. The compensation committee also awarded an aggregate of 1,428 shares in the form of restricted stock to Mr. Hufft and one other person as employment inducement and retention awards.

An aggregate of 70,000 options were granted to Mr. D’Angelo, an aggregate of 11,000 options were granted to each of Mr. Finnan and Ms. Cherco, and an aggregate of 124,000 options were granted to 14 other senior executive officers. The exercise price of each option is the initial public offering price of our common stock. The options will vest on a pro rata basis over a six-year service period, measured from the effective date. The options will expire, to the extent not exercised, ten years after the effective date of the registration statement. If a change in control (as defined in the Equity Incentive Plan) occurs, the options will be deemed fully vested and remain exercisable until their expiration. The options, whether or not then vested, are subject to forfeiture in the event of an involuntary termination of employment for cause (as defined in the Equity Incentive Plan) or voluntary separation from service. The options are exercisable only during the period of employment, except that an extended exercise period is available in the event of the holder’s death, disability, retirement, or involuntary termination of employment without cause.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of May 31, 2014 regarding the number of shares of common stock beneficially owned by all directors, our named executive officers and by all of our directors and executive officers as a group. We have determined beneficial ownership in accordance with SEC rules. These rules generally provide that a person is the beneficial owner of securities if he or she has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire any such power within 60 days. We believe, based on the information furnished to us, that, except as provided in the footnotes below, the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. Unless otherwise noted, the address for each individual listed on the table below is: c/o Investar Holding Corporation, 7244 Perkins Road, Baton Rouge, Louisiana 70808.

To our knowledge, there are no shareholders who beneficially own 5% or more of our common stock.

The table below calculates the applicable percentage ownership based on 3,945,029 shares of common stock outstanding as of May 31, 2014 and 6,820,029 shares of common stock outstanding upon completion of the offering (7,251,279 shares if the underwriters’ purchase option is exercised in full), except as follows. In computing each listed person’s particular percentage ownership, we deemed outstanding shares of common stock subject to options or warrants held by that person that are exercisable currently or within 60 days of May 31, 2014. However, in accordance with SEC rules, we did not deem these shares outstanding for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned as of May 31, 2014			Shares Beneficially Owned After the Offering
	Number of Shares(1)		Percentage(2)	Number of Shares(1)		Percentage, assuming no exercise of underwriters’ purchase option(2)	Percentage, assuming full exercise of underwriters’ purchase option(2)
Directors:
James M. Baker	19,458	(3)	*	19,458	(3)	*	*
Thomas C. Besselman, Sr.	74,376	(4)	1.89%	74,376	(4)	1.09%	1.03%
James H. Boyce, III	16,103	(5)	*	16,103	(5)	*	*
Robert M. Boyce, Sr.	30,608	(3)	*	30,608	(3)	*	*
J.E. Brignac, Jr.	4,319	(3)	*	4,319	(3)	*	*
Robert L. Freeman	9,661	(6)	*	9,661	(6)	*	*
William H. Hidalgo, Sr.	44,925	(7)	1.14	44,925	(7)	*	*
Gordon H. Joffrion, III	20,074	(8)	*	20,074	(8)	*	*
David J. Lukinovich	37,732	(9)	*	37,732	(9)	*	*
Suzanne O. Middleton	21,299	(3)	*	21,299	(3)	*	*
Andrew C. Nelson, M.D.	62,384	(10)	1.58	62,384	(10)	*	*
James L. Nelson, M.D.	8,629	(3)	*	8,629	(3)	*	*
Carl R. Schneider, Jr.	5,451	(3)	*	5,451	(3)	*	*
Frank L. Walker	31,222	(11)	*	31,222	(11)	*	*
Named Executive Officers:
John J. D’Angelo	142,510	(12)	3.61	142,510	(12)	2.09%	1.97%
Ryan P. Finnan	8,881	(13)	*	8,881	(13)	*	*
Rachel P. Cherco	8,345	(14)	*	8,345	(14)	*	*
All directors and executive officers as a group (20 persons total)	562,100		14.25%	562,100		8.24%	7.75%

*	Represents less than 1%.
(1)	Beneficial ownership does not include any shares of common stock that may be purchased in this offering by the person listed (see Underwriting—Directed Share Program).
(2)	Ownership percentages reflect the ownership percentage assuming that such person, but no other person, exercises all stock options and warrants to acquire shares of our common stock held by such person that are exercisable currently or within 60 days of May 31, 2014. The ownership percentage of all executive officers and directors, as a group, assumes that all 20 persons, but no other persons, exercise all stock options and warrants to acquire shares of our common stock held by such persons that are exercisable currently or within 60 days of May 31, 2014.
(3)	As to each individual, includes 175 shares of restricted stock awarded on August 21, 2013 that will fully vest on August 20, 2014 (referred to as the “2013 director stock award”).
(4)	Includes warrants to purchase 2,000 shares of Company common stock and the 2013 director stock award.
(5)	Includes warrants to purchase 7,500 shares of Company common stock and the 2013 director stock award.
(6)	Includes warrants to purchase 1,181 shares of Company common stock and the 2013 director stock award.
(7)	Includes 19,571 shares registered in the name of William H. Hidalgo Trust, 4,566 shares registered in the name of Mr. Hidalgo’s wife and the 2013 director stock award.

(8)	Includes 5,782 shares registered in the name of Mr. Joffrion’s spouse and the 2013 director stock award.
(9)	Includes 11,600 shares registered in the name of Solomon’s Portico, LLC, an affiliate of Mr. Lukinovich, warrants held by Mr. Lukinovich’s spouse to purchase 935 shares, warrants registered in the name of Solomon’s Portico, LLC to purchase 765 shares, 15,296 shares registered in the name of Mr. Lukinovich’s spouse, 718 shares held in Roth IRAs in the name of four minor children of Mr. Lukinovich, and the 2013 director stock award.
(10)	Includes 7,489 shares registered in the name of AJ’s Investment Co., LLC, an affiliate of Dr. Andrew Nelson, warrants held in the name of AJ’s Investment Co., LLC to purchase 200 shares, warrants (in the name of Dr. Nelson) to purchase 4,400 shares, and the 2013 director stock award.
(11)	Includes 30,312 shares registered in the name of J.P. Oil Company, Inc., an affiliate of Mr. Walker, and the 2013 director stock award.
(12)	Mr. D’Angelo is also a director. His ownership consists of warrants held for one of Mr. D’Angelo’s minor children to purchase 10 shares, 2,064 shares held in brokerage accounts by John D’Angelo for the benefit of his four minor children, 2,000 shares of restricted stock awarded on July 1, 2012 to vest one-fifth per year over a five year period ending June 30, 2017, and 4,286 shares of restricted stock awarded on July 1, 2013 to vest one-fifth per year over a five year period ending June 30, 2018.
(13)	Includes warrants to purchase 745 shares, 972 shares of restricted stock awarded on July 1, 2012 to vest one-fifth per year over a five year period ending June 30, 2017, and 2,143 shares of restricted stock awarded on July 1, 2013 to vest one-fifth per year over a five year period ending June 30, 2018.
(14)	Includes 972 shares of restricted stock awarded on July 1, 2012 to vest one-fifth per year over a five year period ending June 30, 2017, and 2,143 shares of restricted stock awarded on July 1, 2013 to vest one-fifth per year over a five year period ending June 30, 2018.

There are no arrangements currently known to us the operation of which may at a subsequent date result in a change in control of the Company.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures Regarding Related Party Transactions

We have adopted written policies to comply with regulatory requirements and restrictions applicable to us, including Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by Investar Bank with its affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by the Bank to its executive officers, directors, and principal shareholders).

In addition, our board of directors has adopted a written policy governing the approval of related party transactions that complies with all applicable requirements of the SEC and the Nasdaq Global Market concerning related party transactions. A related party transaction is a transaction, arrangement or relationship or a series of similar transactions, arrangements or relationships where the amount involved exceeds $120,000, in which we or one of our consolidated subsidiaries participates, and in which a “related party” has a direct or indirect material interest. “Related parties” include our directors (including nominees for election as director), executive officers, 5% shareholders (if any) and the immediate family members of these persons as well as any entity that any of them controls or in which any of them has a substantial beneficial ownership interest.

Our related party transaction policy is administered by our audit committee. Under the policy, the audit committee must compile (and update as necessary) a master list of all persons related to directors, executive officers and owners of greater than 5% of our common stock. Once a master list of related parties is prepared, the committee will distribute it to our loan committee and to our chief compliance officer, who will distribute the list to such other individuals as he deems appropriate. Among other things, the loan committee and other individuals will use this list to determine if any existing or proposed transaction is a related party transaction. If a proposed related party transaction is identified, then the audit committee will be responsible for gathering relevant information about the transaction, including, among other things, the material facts of the proposed transaction, including the amount involved and an assessment of whether the terms of the proposed transaction are comparable to those available to unrelated third parties. Based on this information, the committee then determines whether the proposed related party transaction should be approved, with any interested committee member barred from participating in the review.

Ordinary Banking Relationships

We have had banking transactions in the ordinary course of business with our officers and directors as well as their immediate families and affiliated companies, and we expect to engage in additional transactions with these persons in the future. These banking transactions include loans, deposits and other financial services-related transactions. All related party transactions were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to the Company or the Bank and did not involve more than the normal risk of collectability or present other unfavorable features.

As of March 31, 2014, our officers and directors as well as their immediate families and affiliated companies, taken as a group, were indebted directly and indirectly to us in the amount of $11.6 million, while deposits from this group totaled $32.2 million as of such date. As of the date of this prospectus, no related party loans were categorized as nonaccrual, past due, restructured or potential problem loans.

Other Relationships

The following describes transactions since January 1, 2012 in addition to the ordinary banking relationships described above in which we have participated an in which one or more of our directors, executive officers or other related persons had or will have a direct or indirect material interest:

•	Thomas C. Besselman, Sr., one of our directors, is the former owner and previously served as president of The Besselman & Little Agency, Inc. Mr. Besselman sold his interest in The Besselman & Little Agency, Inc. in 2012. Gallagher Benefit Services, successor in interest to The Besselman & Little Agency, currently writes our employee benefits insurance. We paid $20,000 during the three months ended March 31, 2014, $995,000 in 2013 and $561,000 in 2012 to the Besselman & Little Agency for such insurance. Both Besselman & Little Agency and Gallagher Benefit Services paid a referral fee to us for referrals of clients to The Besselman & Little Agency or Gallagher Benefit Services for their insurance needs during 2013 and 2012. We received referral fees of approximately $20,000 during the three months ended March 31, 2014, $60,000 in 2013 and $53,000 in 2012 from Gallagher Benefit Services. Mr. Besselman is also the owner of H.R. Solutions, L.L.C., located in Baton Rouge, Louisiana, which provides our payroll processing services. We paid approximately $25,000 in fees during the three months ended March 31, 2014, $98,000 in fees in 2013 and $59,000 in fees in 2012.

•	We have engaged in a number of transactions with Joffrion Commercial Division, LLC, a commercial construction company owned and managed by Gordon H. Joffrion, III, one of our directors:

•	Joffrion Commercial Division, LLC was awarded the bid to renovate a building we purchased in Metairie, Louisiana, to serve as our first branch in the Greater New Orleans area. We paid approximately $920,000 to Joffrion Commercial Division, LLC in connection with the renovation of this branch, which was completed in 2012.

•	Joffrion Commercial Division, LLC renovated our branch located at 2929 Hwy 190, Mandeville, Louisiana. We paid the company approximately $91,000 for this renovation work, which was completed in 2012.

•	We selected the company’s bid to construct a building in Lafayette, Louisiana, to serve as our first branch in the Lafayette area. We paid approximately $1.7 million to Joffrion Commercial Division, LLC for construction of this facility, which was completed in 2013.

•	We awarded the company the contract to renovate the third floor of the Clerk of Court building that the Company purchased in Baton Rouge to serve as our Operations Center. This work was completed in 2014. Of the $1.0 million bid amount, we have thus far paid Joffrion Commercial Division approximately $914,000.

•	On December 17, 2013, the Bank selected Joffrion Commercial Division, LLC to construct a new Baton Rouge branch. Construction on this branch commenced in the first quarter of 2014, and we expect construction to be completed in the third quarter of 2014.

We believe that the terms and conditions of all of our transactions with each of The Besselman & Little Agency, Inc., H.R. Solutions, L.L.C. and Joffrion Commercial Division, LLC are comparable to terms that would have been available from a third party unaffiliated with us or the Bank.

Private Offerings

Since 2006, Investar Bank has conducted several exempt offerings in order to raise capital to fund its organizational expenses and to provide capital to support the Bank’s growth and expansion efforts. In 2006, 2007 and 2009, the Bank sold units consisting of shares of its common stock and, for each five shares of common stock, a warrant to purchase an additional share of common stock at the offering price. Exempt offerings conducted by the Bank since 2010 have consisted solely of shares of Bank common stock.

DESCRIPTION OF CAPITAL STOCK

The following discussion summarizes the material terms of our capital stock. This discussion does not purport to be a complete description of these rights and may not contain all of the information regarding our capital stock that is important to you. We are a Louisiana corporation, and thus the Louisiana Business Corporation Law, or LBCL, other applicable Louisiana law and our restated articles of incorporation and by-laws delineate the rights of our shareholders generally. Reference is made to the more detailed provisions of our restated articles of incorporation and by-laws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Our restated articles of incorporation authorize us to issue a total of 40,000,000 shares of common stock, par value $1.00 per share, and 5,000,000 shares of preferred stock, no par value per share. No shares of preferred stock are currently outstanding. We may issue authorized but unissued shares of our capital stock in the future without shareholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange.

Common Stock

As of May 31, 2014, 3,945,029 shares of our common stock were issued and outstanding and held by approximately 1,250 shareholders of record. We have reserved an additional 600,000 shares for issuance in connection with stock awards granted under our Equity Incentive Plan, 293,982 have been issued in the form of stock option grants and restricted stock awards as of the date of this prospectus. Each share of our common stock is non-assessable and has the same rights, preferences and privileges as every other share of common stock.

Voting. Each share of common stock entitles the holder thereof to one vote in the election of directors and on all other matters submitted to the vote of our shareholders. Holders of our common stock are not entitled to cumulate their votes in the election of directors.

With respect to any matter other than the election of directors or a matter for which a different approval threshold is established by Louisiana law or our restated articles of incorporation (as described below), a matter submitted to the shareholders will be approved if a majority of the votes cast are in favor of such matter, at a meeting at which a quorum is present. Directors are elected by a plurality vote. Also, our restated articles of incorporation require a vote of two-thirds of the voting power present to approve (1) an amendment to the articles of incorporation, (2) a merger, consolidation or share exchange to which we are a party or the sale, lease or transfer of all or substantially all of our assets (this threshold is also the default provision in the LBCL) or (3) our dissolution.

Dividends. Subject to the legal and regulatory restrictions discussed elsewhere in this prospectus and to the rights of holders of any preferred securities that we may issue, holders of our common stock are entitled to share equally in dividends when, as, and if declared by our board of directors out of funds legally available therefor. See Dividend Policy above.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of shares of our common stock are entitled to receive, on a pro-rata per share basis, any assets available for distribution to our shareholders after the payment of debts and liabilities and after the distribution to holders of any outstanding shares of our capital stock hereafter issued with prior rights upon liquidation.

Preemptive and other rights. Holders of our common stock do not have preemptive, conversion or redemption rights.

Preferred Stock

Our restated articles of incorporation permit us to issue one or more series of preferred stock and authorize our board of directors to fix the designations, preferences and relative, participating, optional or other special rights (including voting rights), qualifications and limitations of any such series of preferred stock, without further shareholder approval. Each share of a series of preferred stock will have the same relative rights as, and be identical in all respects with, all the other shares of the same series. While the terms of preferred stock may vary from series to series, investors should assume that all shares of preferred stock that we may issue will be senior to our common stock in respect of distributions and on liquidation.

Although the creation and authorization of preferred stock does not, in and of itself, have any effect on the rights of the holders of our common stock, the issuance of one or more series of preferred stock may affect the holders of common stock in a number of respects, including the following: by subordinating our common stock to the preferred stock with respect to dividend rights, liquidation preferences and other rights, preferences, and privileges; by diluting the voting power or the earnings per share of our common stock; and by issuing common stock, upon the conversion of the preferred stock, at a price below the fair market value or original issue price of the common stock that is outstanding prior to such issuance.

Stock Warrants

2007 Warrants. In 2007, in order to raise additional equity capital to support its growth, Investar Bank conducted a private offering of (1) units consisting of Bank common stock and warrants to purchase such common stock and (2) to its existing shareholders, shares of Bank common stock. As part of the Share Exchange, we exchanged 49,903 warrants to acquire Company common stock for these Investar Bank warrants on a one-for-one basis. All of the Company warrants are exercisable at a price of $13.50 per share and expire on September 30, 2014.

2009 Warrants. In 2009, in order to raise additional equity capital to support its growth, Investar Bank conducted a private offering of (1) units consisting of Bank common stock and warrants to purchase such common stock and (2) to its existing shareholders, shares of Bank common stock. As part of the Share Exchange, we exchanged 12,720 warrants to acquire Company common stock for these Investar Bank warrants on a one-for-one basis. All of the Company warrants are exercisable at a price of $13.50 per share and expire on December 31, 2014.

SLBB Warrants. In connection with its acquisition of South Louisiana Bankers Bank, Investar Bank assumed outstanding warrants to purchase SLBB common stock (which were issued in connection with SLBB’s organization). The terms of these warrants were adjusted to reflect the terms of the merger agreement between Investar Bank and SLBB. After giving effect to such adjustments and the exchange of 130,875 Company warrants for these Investar Bank warrants on a one-for-one basis as part of the Share Exchange, these warrants are exercisable at a price of $13.33 per share and expire on June 30, 2018.

Selected Provisions of the Louisiana Business Corporation Law and our Restated Articles of Incorporation and By-laws

Provisions with anti-takeover effects. Our restated articles of incorporation and by-laws as well as the LBCL contain certain provisions that may make it more difficult to acquire control of us by means of a tender offer, open market purchase, proxy contest or otherwise, even if shareholders may consider the proposed transaction to be in their best interests or will receive a substantial premium for their shares. These provisions, which are summarized below, are designed to encourage persons seeking to acquire control of us to negotiate with our directors. We believe that, as a general rule, the interests of our shareholders are best served if any change in control results from negotiations with our board rather than from an unsolicited proposal. As mentioned above, both the LBCL and our restated articles of incorporation require any merger, consolidation or share exchange to which we are a party or any sale of all or substantially all of our assets to be approved by a vote of at least two-thirds of the voting power present at any meeting called to approve such matter.

•	Authority to issue “blank check” preferred stock. As discussed above, our board of directors is authorized to issue, without further approval from our shareholders, a series of “blank check” preferred stock. This authorization may operate to provide anti-takeover protection for us because, if a merger, tender offer or other attempt to gain control of us is proposed and our board does not believe the proposed transaction is in our or our shareholders’ best interests, the board can quickly issue shares of preferred stock with rights, preferences and limitations that could make the proposed takeover attempt more difficult to complete. Such preferred stock may also be used in connection with the issuance of a shareholder rights plan, sometimes called a “poison pill.” The authorization to issue preferred stock may also benefit present management. Since a potential acquiror may be discouraged from attempting a takeover on account of the board’s ability to issue preferred stock, management may be able to retain its position more easily. Our board, however, does not intend to issue any preferred stock except on terms that it deems to be in the best interest of the Company and our shareholders.

•	Shareholder’s right to call a special meeting. Our by-laws provide that a shareholder (or group of shareholders) may not call a special meeting of shareholders unless such shareholder(s) owns at least 25% of our outstanding stock.

•	Increase in board size. Our board of directors has the power to increase, between annual meetings, the number of persons serving as directors and to fill the vacancies so created by a majority vote of the directors present at the meeting. This may dissuade a third party from attempting to take control of us by means of a proxy contest.

•

Advance notice requirements. Our by-laws require a shareholder who desires to nominate a candidate for election to the board of directors or to raise new business at an annual shareholders’ meeting to provide us advance notice not earlier than 120 days and not later than 90 days prior to the first anniversary of the immediately preceding year’s annual meeting. If the date of the annual meeting is advanced by more than 30 days or delayed by more than 90 days from the anniversary date of the previous year’s meeting, to be timely a shareholder must deliver advance notice not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or, if the public announcement of the date of our annual meeting is less than 100 days prior to the annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made. Any shareholder wishing to nominate a candidate for election as a director or to raise new business at an annual shareholders’ meeting must also provide detailed information about the nominee or business and satisfy certain other conditions. Because of the timing requirements and the detailed information that must be provided under our advance notice by-law, a third party may be discouraged from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of the nominees or proposals might be harmful or beneficial to our shareholders and us.

•	No cumulative voting. Shareholders are not permitted to cumulate their votes in the election of directors. As a result, holders of a majority of outstanding common stock have the power to elect all of the directors standing for election, which may discourage a third party from nominating its own candidate(s) for election to our board.

•	By-law amendment. Our board of directors can amend our by-laws without shareholder approval.

In addition, as noted above, we may issue authorized but unissued shares of our capital stock in the future without shareholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange. This power may enable our board of directors to sell shares of our common or preferred stock to individuals or groups whom the board perceives as friendly with management, which may make more difficult unsolicited attempts to obtain control of our organization.

Finally, the LBCL includes certain provisions applicable to Louisiana corporations, such as the Company, which may be deemed to have an anti-takeover effect or otherwise discriminate against a holder of our securities on account of such holder owning a substantial amount of our common stock. Such provisions include rights of shareholders to receive from the corporation the fair cash value of their shares of stock following a control transaction from a controlling person or group and requirements relating to certain business combinations.

Under the LBCL’s control share acquisition statutes, any person who acquires “control shares” will be able to vote such shares only if the right to vote is approved by the affirmative vote of at least a majority of both (1) all the votes entitled to be cast by shareholders and (2) all the votes entitled to be cast by shareholders excluding “interested shares.” “Control shares” are shares that would entitle the holder thereof, assuming the shares had full voting rights, to exercise voting power within any of the following ranges: (a) 20% or more but less than one-third of all voting power; (b) one-third or more but less than a majority of all voting power; or (c) a majority or more of all voting power. Any acquisition that would result in the ownership of control shares in a higher range would require an additional vote of shareholders. “Interested shares” include control shares and any shares held by an officer or employee who is also a director of the corporation. If the control shares are provided full voting rights and the acquiring person has acquired control shares representing a majority or more of all voting power, all shareholders have dissenters’ rights entitling them to receive from the corporation the “fair cash value” of their shares, which cannot be less than the highest price paid per share by the acquiring person to acquire the control shares.

The LBCL’s fair price protection statutes govern “business combinations” involving an “interested shareholder.” The LBCL defines a “business combination” generally to include the following:

•	any merger, consolidation or share exchange of the corporation with an “interested shareholder” or affiliate thereof;

•	any sale, lease, transfer or other disposition, other than in the ordinary course of business, of assets equal to 10% or more of the market value of the corporation’s outstanding stock or of the corporation’s net worth to any interested shareholder or affiliate thereof in any 12-month period;

•	the issuance or transfer by the corporation of equity securities of the corporation with an aggregate market value of 5% or more of the total market value of the corporation’s outstanding stock to any interested shareholder or affiliate thereof, except in certain circumstances;

•	the adoption of any plan or proposal for the liquidation or dissolution of the corporation in which anything other than cash will be received by an interested shareholder or affiliate thereof; or

•	any reclassification of the corporation’s stock or merger which increases by 5% or more the ownership interest of the interested shareholder or any affiliate of the corporation.

“Interested shareholder” includes any person who beneficially owns, directly or indirectly, 10% or more of the corporation’s outstanding voting stock, or any affiliate thereof who had such beneficial ownership during the preceding two years, excluding in each case the corporation, its subsidiaries and their benefit plans.

Under the LBCL, a business combination must be approved by any vote otherwise required by law or the articles of incorporation, and by the affirmative vote of at least each of the following: (1) 80% of the total outstanding voting stock of the corporation, voting together as a single group; and (2) two-thirds of the outstanding voting stock held by persons other than the interested shareholder, voting together as a single group. However, the supermajority vote requirements are not applicable if the business combination meets certain minimum price requirements and other procedural safeguards, or if the transaction is approved by our board prior to the time that the interested shareholder first became an interested shareholder.

Action by Written Consent. Under the LBCL, unless otherwise provided in a corporation’s articles of incorporation, no action required or permitted to be taken at an annual or special meeting of shareholders may be taken by written consent in lieu of a meeting unless such written consent is signed by all shareholders. Our restated articles of incorporation do not contain a provision allowing for less than unanimous written consent. As a result, the requirement that actions taken by written consent be unanimous ensures that shareholders cannot effect a business combination or other corporate action without the knowledge and involvement of all of our shareholders.

Indemnification. Our restated articles of incorporation and by-laws provide generally that we will indemnify and hold harmless, to the fullest extent permitted by Louisiana law, our directors and officers, as well as other persons who have served as directors, officers, fiduciaries or in other representative capacities, serving at our request in connection with any actual or threatened action, proceeding or investigation, subject to limited exceptions. To the extent that indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations.

Limitation of liability. Our restated articles of incorporation limit the personal liability of our directors in actions brought on our behalf or on behalf of our shareholders for monetary damages as a result of a director’s acts or omissions while acting in a capacity as a director, with certain exceptions. Our restated articles of incorporation do not eliminate or limit our right or the right of our shareholders to seek injunctive or other equitable relief not involving monetary damages.

Listing

Our common stock has been approved for listing on the Nasdaq Global Market under the trading symbol “ISTR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar & Transfer Company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no established public trading market for our common stock. Future sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. Furthermore, since some of our shares will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, the sale of a substantial number of shares of our common stock in the public market after these restrictions lapse could negatively affect the prevailing market price of our common stock as well as our ability to raise equity capital in the future.

Sales of Restricted Securities

Upon completion of this offering, we will have 6,820,029 shares of common stock issued and outstanding (7,251,279 shares if the underwriters exercise their purchase option in full). In addition, 216,309 shares of our common stock are issuable upon the exercise of outstanding stock options and warrants. Of all of these shares, the 2,875,000 shares sold in this offering (or 3,306,250 shares, if the underwriters exercise their purchase option in full) will be freely tradable without further restriction under the Securities Act, except that any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may be sold in the public market only in compliance with Rule 144 (Rule 144 is discussed below). In addition, the remaining 3.9 million outstanding shares will be deemed to be “restricted securities” as that term is defined in Rule 144. Restricted shares may be sold in the public market only if they qualify for an exemption from registration under Rule 144 or any other applicable exemption.

Rule 144

In general, all shares of our common stock held by our “affiliates” may only be sold in the public market in compliance with Rule 144 under the Securities Act. An “affiliate” under Rule 144 is any person who directly or indirectly controls, or is controlled by, or is under common control with, the issuer of the securities such person holds. Our directors, executive officers, 10% shareholders (if any) and certain other related persons are generally considered to be our “affiliates.” Upon completion of the offering, we expect that our affiliates will hold approximately 8.24% of our outstanding common stock (7.75% if the underwriters exercise their purchase option).

Under Rule 144, a person (or group of persons whose shares are aggregated) who is deemed to be our affiliate may sell within any three-month period a number of shares that does not exceed the greater of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 68,200 shares immediately after this offering (assuming the underwriters do not exercise their purchase option); or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale, notice and the availability of current public information about us.

Under Rule 144, generally a person who is not our affiliate at the time of, or at any time during the 90 days preceding, a sale, and who has for at least six months beneficially owned restricted shares of our common stock, may freely sell such shares of our common stock, subject only to the availability of current public information regarding us. A person who is not our affiliate at any time during the three months preceding a sale, and who has beneficially owned for at least one year restricted shares of our common stock, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144. Further, under Rule 144 a person can include the length of time that he or she owned shares of Bank common stock prior to their exchange for our common stock in the Share Exchange when calculating how long he or she has beneficially owned our common stock.

Rule 701

We have granted stock options and awarded restricted shares of our common stock under our Equity Incentive Plan without registration under the Securities Act in reliance upon the exemption provided by Rule 701 promulgated thereunder. Subject to any lock-up restrictions described below and any forfeiture restrictions applicable to these grants and awards, these shares (including shares issued upon the exercise of stock options) will be eligible for sale 90 days after the effective date of the registration statement in reliance on Rule 144 without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, also without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

Equity Incentive Plan

As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register up to 600,000 shares of our common stock, or approximately 8.80% of the number of shares of common stock outstanding immediately after the completion of this offering (assuming the underwriters do not exercise their purchase option), issuable with respect to option grants, restricted stock awards or other types of awards to be granted or awarded under our Equity Incentive Plan. The registration statement on Form S-8 will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to forfeiture restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below and elsewhere in this prospectus.

Lock-Up Agreements

Our executive officers and directors (including our advisory directors), who will own in the aggregate approximately 886,000 shares of our common stock after the offering, have entered into lock-up agreements under which they have generally agreed not to sell or otherwise transfer their shares for a period of 180 days after the completion of the offering. These lock-up restrictions may be extended in specified circumstances and are subject to certain exceptions. For additional information, see the Underwriting—Lock-Up Agreements section on page 121 of this prospectus. As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the restrictions are waived by the underwriters.

Following the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus in an underwritten offering through the underwriters, for whom Sandler O’Neill & Partners, L.P. is acting as representative. We have entered into an underwriting agreement dated June 30, 2014, with Sandler O’Neill & Partners, L.P. as representative of the underwriters. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have agreed, severally and not jointly, to purchase the respective number of shares of our common stock listed next to their respective names in the table below:

Name of Underwriter	Number of Shares
Sandler O’Neill & Partners, L.P.	1,868,750
Sterne, Agee & Leach, Inc.	1,006,250

Total:	2,875,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us are true and agreements have been performed;

•	there is no material adverse change in the financial markets or in our business; and

•	we deliver customary closing documents.

Subject to these conditions, the underwriters are committed to purchase and pay for all of the shares of our common stock offered by this prospectus, if any such shares are purchased. However, the underwriters are not obligated to take or pay for the shares of our common stock covered by the underwriters’ purchase option described below, unless and until that option is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.

Purchase Option

We have granted the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement, to buy up to 431,250 additional shares of our common stock at the initial public offering price less underwriting discounts set forth on the cover page of this prospectus. We will be obligated to sell these shares of our common stock to the underwriters to the extent the purchase option is exercised. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to such underwriter’s initial amount relative to the total amount reflected in the table above.

Commission and Expenses

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at the public offering price less a concession not in excess of $0.55 per share. After the public offering of our common stock, the underwriters may change the offering price, concessions and other selling terms.

The following table shows the per share public offering price, the aggregate underwriting discounts that we will pay and the proceeds that we will receive before expenses. The information assumes either no exercise or full exercise by the underwriters of their purchase option to purchase additional shares:

	Per Share	No Exercise	Full Exercise
Public offering price	$14.00	$40,250,000	$46,287,500
Underwriting discounts payable by us	$0.91	$2,616,250	$3,008,688
Proceeds before expenses	$13.09	$37,633,750	$43,278,812

In addition to the underwriting discount, we will reimburse the underwriters for certain reasonable out-of-pocket expenses up to $500,000 incurred in connection with their engagement as underwriters, regardless of whether this offering is consummated, including, among other things, the underwriters’ legal fees and expenses as well as marketing, syndication and travel expenses. We estimate that the total expenses of the offering, exclusive of underwriting discounts, will be approximately $1.4 million. We will pay these expenses.

Lock-Up Agreements

We, our executive officers and directors (including our advisory directors) and certain executive officers of Investar Bank have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the underwriter representatives, subject to limited exceptions:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act with respect to any of the foregoing; or

•	enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise.

The above-described restrictions will be in effect for a period of 180 days after the date of the underwriting agreement. At any time and without public notice, the representatives may, in their sole discretion, release all or some of the securities from these lock-up agreements.

Offering Price Determination

Prior to this offering, there has been no established public trading market for our common stock. The initial public offering price has been negotiated between us and the representative of the underwriters. In determining the initial public offering price of the common stock, we believe the representative considered, in addition to prevailing market conditions, the following factors:

•	our results of operations in recent periods;

•	estimates of our business potential and our earnings prospects in our principal market areas;

•	an assessment of our management;

•	our current financial position, including, but not limited to, our stockholders’ equity and the composition of our assets and liabilities as reflected on our balance sheet;

•	the recent market prices of and the demand for publicly-traded stock of companies similar to us; and

•	the history of, and prospects for, the industry in which we conduct business.

In determining the final initial public offering price, we believe the facts described have been considered as a totality rather than each being assigned a particular weight.

Our common stock has been approved for listing on the Nasdaq Global Market under the symbol “ISTR.”

Directed Share Program

At our request, the underwriters have reserved out of the common stock being offered by this prospectus 115,000 shares for sale at the initial public offering price to our directors and senior executive officers, and members of their immediate families, who have expressed an interest in purchasing our common stock in this offering. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares of our common stock available for sale to the general public. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus. Any shares sold in the directed share program to our directors and executive officers will be subject to the lock-up provisions described above. Because these indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to these persons, or these persons may determine to purchase more, fewer or no shares in this offering.

Indemnification

We have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities, including under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments these indemnified parties may be required to make in respect of those liabilities.

Stabilization

To facilitate the offering of our common stock, the underwriters may, but are not obligated to, engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids, as explained below:

•	Stabilizing transactions permit bids to purchase for the purpose of preventing or mitigating a decline in the market price of our common stock while this offering is in progress, so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of common stock in excess of the number of shares of common stock that they are required to purchase in this offering. This creates a syndicate short position that may be either a “covered short position,” which is a short position in an amount not greater than the number of shares that the underwriters may purchase pursuant to the purchase option, or a “naked short position,” which is a short position in an amount greater than the number of shares covered by the purchase option. The underwriters may close out any short position by exercising their purchase option and/or by purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the purchase option. If the underwriters sell more shares than could be covered by exercise of the purchase option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in our stock’s market price, although neither we nor the underwriters make any representation or prediction as to the effect of such transactions on the price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, the underwriters may discontinue these activities at any time without notice. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Electronic Distribution

This prospectus may be made available in electronic format on websites or through other online services maintained by one or more of the underwriters, or by their affiliates. Other than this prospectus in electronic format, information on such websites and any information contained in any other website maintained by the underwriters or any of their affiliates is not part of this prospectus or registration statement of which the prospectus forms a part, has not been approved or endorsed by us or the underwriters in their capacities as underwriters and should not be relied on by investors.

Our Relationship with the Underwriters

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, valuation and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, or may engage, in various financial advisory, investment banking and commercial banking services for us and our affiliates, for which they received, or may receive, customary compensation, fees and expense reimbursement.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Phelps Dunbar, L.L.P., New Orleans, Louisiana. Certain legal matters related to the offering will be passed upon for the underwriters by Kilpatrick Townsend & Stockton LLP, Washington, D.C.

EXPERTS

The consolidated financial statements of the Company as of December 31, 2013 and for the year then ended and the financial statements of Investar Bank as of December 31, 2012 and for the two years then ended appearing in this prospectus and registration statement have been audited by Postlethwaite & Netterville, APAC, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of that firm as experts in accounting and auditing matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the related exhibits. Accordingly, for further information about us and the shares of common stock to be sold in this offering, we refer you to the complete registration statement, including its exhibits. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete, and we encourage you to review the exhibits to the registration statement for more detailed information regarding the content of such contracts and other documents. You may read and copy the registration statement, including the exhibits to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet website that contains our filings with the SEC, including the registration statement. The address of the SEC’s internet website is www.sec.gov.

Following the offering, we will become subject to the informational and reporting requirements of the Exchange Act. In accordance with those requirements, we will file periodic reports, proxy statements and other information with the SEC. You will be able to read and copy these reports and proxy and information statements and other information at the addresses set forth above. We also maintain an Internet website at www.investarbank.com. Information on, or accessible through, our website is not part of this prospectus.

Investar Holding Corporation

Index to Consolidated Financial Statements

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of March 31, 2014 (unaudited) and December 31, 2013 and 2012	F-3
Consolidated Statements of Operations for the three months ended March 31, 2014 and 2013 (unaudited) and for the years ended December 31, 2013, 2012 and 2011	F-4
Consolidated Statements of Comprehensive Income for the three months ended March 31, 2014 and 2013 (unaudited) and for the years ended December 31, 2013, 2012 and 2011	F-5
Consolidated Statements of Changes in Stockholders’ Equity for the three months ended March 31, 2014 (unaudited) and for the years ended December 31, 2013, 2012 and 2011	F-6
Consolidated Statements of Cash Flows for the three months ended March 31, 2014 and 2013 (unaudited) and for the years ended December 31, 2013, 2012 and 2011	F-7
Notes to the Consolidated Financial Statements	F-8

INDEPENDENT AUDITORS’ REPORT

To the Stockholders and Board of Directors

Investar Holding Corporation

Baton Rouge, Louisiana

We have audited the accompanying consolidated balance sheets of Investar Holding Corporation as of December 31, 2013 and 2012, and the related statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years during the three year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Investar Holding Corporation as of December 31, 2013 and 2012, and the results of its operations and cash flows for each of the years during the three year period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Baton Rouge, Louisiana

March 6, 2014

8550 United Plaza Blvd, Suite 1001     •    Baton Rouge, LA 70809     •     Tel: 225.922.4600 • Fax: 225.922.4611

Investar Holding Corporation

CONSOLIDATED BALANCE SHEETS

	As of March 31, 2014	As of December 31,
		2013	2012
(dollars in thousands, except share data)	(Unaudited)
ASSETS
Cash and due from banks	$13,534	$10,549	$3,888
Interest bearing balances due from other banks	820	17,154	258
Federal funds sold	500	500	495

Cash and cash equivalents	14,854	28,203	4,641
Investment securities:
Available-for-sale at fair value (amortized cost of $63,555, $56,733 and $43,318, respectively)	63,212	56,173	44,326
Held-to-maturity, at amortized cost (estimated fair value of $6,117, $5,986 and $0, respectively)	6,561	6,579	—
Loans held for sale	25,158	5,029	16,988
Loans - less allowance for loan losses of $3,530, $3,380 and $2,722, respectively	524,719	500,715	286,031
Other equity securities	2,104	2,020	1,211
Bank premises and equipment, net	26,277	24,680	14,870
Real estate owned, net	3,594	3,515	2,276
Accrued interest receivable	1,768	1,835	1,186
Prepaid FDIC/OFI assessment	20	—	211
Deferred tax asset	1,156	1,205	296
Goodwill	2,684	2,684	2,684
Other assets	1,857	2,308	726

TOTAL ASSETS	$673,964	$634,946	$375,446

LIABILITIES
Deposits:
Non-interest bearing	$64,545	$72,795	$37,489
Interest bearing	499,649	459,811	262,181

Total Deposits	564,194	532,606	299,670
Advances from Federal Home Loan Bank	34,218	30,818	26,794
Repurchase agreements	12,780	10,203	4,034
Note payable	3,609	3,609	—
Accrued interest payable	294	285	126
Accrued taxes and other liabilities	2,371	1,942	1,269

TOTAL LIABILITIES	617,466	579,463	331,893
STOCKHOLDERS’ EQUITY
Common stock, $1.00 par value per share; 40,000,000 shares authorized; 3,945,029, 3,945,114 and 3,210,816 shares issued and outstanding, respectively	3,943	3,943	3,208
Treasury Stock	(1)	—	—
Surplus	45,322	45,281	36,060
Retained earnings	7,440	6,609	3,620
Accumulated other comprehensive (loss) income	(206)	(350)	665

TOTAL STOCKHOLDERS’ EQUITY	56,498	55,483	43,553

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$673,964	$634,946	$375,446

The accompanying notes are an integral part of these consolidated financial statements.

Investar Holding Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Month Periods Ended March 31,		For the Years Ended December 31,
	2014	2013	2013	2012	2011
(dollars in thousands, except share data)	(Unaudited)
INTEREST INCOME
Interest and fees on loans	$6,675	$3,926	$21,686	$13,968	$10,877
Interest on investment securities:
Taxable interest income	191	75	402	278	304
Exempt from federal income taxes	81	77	354	307	102
Other interest income	10	5	30	34	19

TOTAL INTEREST INCOME	6,957	4,083	22,472	14,587	11,302
INTEREST EXPENSE
Interest on deposits	1,003	642	3,204	2,361	2,445
Interest on borrowings	87	49	256	181	134

TOTAL INTEREST EXPENSE	1,090	691	3,460	2,542	2,579

NET INTEREST INCOME	5,867	3,392	19,012	12,045	8,723
PROVISION FOR LOAN LOSSES	245	89	1,026	685	639

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	5,622	3,303	17,986	11,360	8,084
NON-INTEREST INCOME
Service charges on deposit accounts	63	28	214	118	102
Gain on sale of investment securities, net	116	263	449	139	160
Net (loss) gain on sales of ORE	(3)	—	97	2	(11)
Gain on sale of loans	174	—	247	34	66
Gain on sale of fixed assets	—	—	2	—	—
Bargain purchase gain	—	—	906	—	—
Fee income on mortgage loans held for sale, net	526	811	2,843	3,131	1,569
Other operating income	190	68	596	201	146

TOTAL NON-INTEREST INCOME	1,066	1,170	5,354	3,625	2,032

INCOME BEFORE NON-INTEREST EXPENSE	6,688	4,473	23,340	14,985	10,116
NON-INTEREST EXPENSE
Salaries and employee benefits	3,471	2,252	11,772	7,461	4,909
Net occupancy expense and equipment expense	585	359	1,899	1,127	789
Bank shares tax	78	46	280	170	142
FDIC and OFI assessments	114	65	344	207	333
Legal fees	8	14	126	128	67
Data processing	278	187	847	530	584
Advertising	76	77	320	212	107
Stationery and supplies	48	39	226	119	87
Software amortization and expense	106	68	406	286	222
Professional fees	51	67	355	128	239
Telephone expense	46	25	150	74	73
Business entertainment	26	16	86	57	49
Other operating expenses	498	359	2,213	1,146	1,014

TOTAL NON-INTEREST EXPENSE	5,385	3,574	19,024	11,645	8,615

INCOME BEFORE INCOME TAX EXPENSE	1,303	899	4,316	3,340	1,501
INCOME TAX EXPENSE	424	281	1,148	979	502

NET INCOME	879	618	$3,168	$2,361	$999

EARNINGS PER SHARE
Basic earnings per share	$0.23	$0.19	$0.86	$0.79	$0.54

Diluted earnings per share	$0.21	$0.18	$0.81	$0.71	$0.47

Cash dividends declared per common share	$0.01	$0.01	$0.05	$0.05	$0.07

The accompanying notes are an integral part of these consolidated financial statements.

Investar Holding Corporation

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Three Month Periods Ended March 31,		For the Years Ended December 31,
	2014	2013	2013	2012	2011
(dollars in thousands)	(Unaudited)
Net Income	$879	$621	$3,168	$2,361	$999
Other Comprehensive (Loss) Income:
Reclassification of realized gains, net of tax of $(39), $(89), $(153), $(47) and $(54), respectively	(77)	(173)	(296)	(92)	(106)
Unrealized gains (losses), available for sale, net of tax of $104, $(21), $(381), $232 and $157, respectively	202	(41)	(739)	449	305
Unrealized gains, transfer from available for sale to held to maturity, net of tax of $10, $0, $10 $0 and $0, respectively	19	—	20	—	—

Total other comprehensive (loss) income	144	(214)	(1,015)	357	199

Total Comprehensive Income	$1,023	$407	$2,153	$2,718	$1,198

The accompanying notes are an integral part of these consolidated financial statements.

Investar Holding Corporation

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(dollars in thousands)	Common Stock	Treasury Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
BALANCE, December 31, 2010	$1,468	$—	$14,712	$525	$109	$16,814
Proceeds from sale of stock	199	—	2,422	—	—	2,621
Common stock issued for acquisition, 1,069,065 shares	1,069	—	13,631	—	—	14,700
Stock issuance cost	—	—	(43)	—	—	(43)
Dividends declared - $0.07 per share	—	—	—	(124)	—	(124)
Net Income	—	—	—	999	—	999
Other comprehensive income, net	—	—	—	—	199	199

BALANCE, December 31, 2011	$2,736	$—	$30,722	$1,400	$308	$35,166
Proceeds from sale of stock	455	—	5,303	—	—	5,758
Stock issuance cost	—	—	(16)	—	—	(16)
Dividends declared - $0.05 per share	—	—	—	(141)	—	(141)
Stock based compensation	17	—	51	—	—	68
Net Income	—	—	—	2,361	—	2,361
Other comprehensive income, net	—	—	—	—	357	357

BALANCE, December 31, 2012	$3,208	$—	$36,060	$3,620	$665	$43,553
Proceeds from sale of stock	382	—	4,957	—	—	5,339
Common stock issued for acquisition, 320,774 shares	320	—	4,170	—	—	4,490
Stock issuance cost	—	—	(23)	—	—	(23)
Dividends declared - $0.05 per share	—	—	—	(179)	—	(179)
Stock based compensation	33	—	117	—	—	150
Net Income	—	—	—	3,168	—	3,168
Other comprehensive loss, net	—	—	—	—	(1,015)	(1,015)

BALANCE, December 31, 2013	$3,943	$—	$45,281	$6,609	$(350)	$55,483
Surrendered Shares	—	(1)	—	—	—	(1)
Dividends declared - $0.01 per share	—	—	—	(48)	—	(48)
Stock based compensation	—	—	41	—	—	41
Net Income	—	—	—	879	—	879
Other comprehensive loss, net	—	—	—	—	144	144

BALANCE, March 31, 2014 (Unaudited)	$3,943	$(1)	$45,322	$7,440	$(206)	$56,498

The accompanying notes are an integral part of these consolidated financial statements.

Investar Holding Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Month Periods Ended March 31,		For the Years Ended December 31,
	2014	2013	2013	2012	2011
(dollars in thousands)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$879	$621	$3,168	$2,361	$999
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	245	89	1,026	685	639
Amortization of purchase accounting adjustments	(90)	(55)	(626)	(345)	(91)
Provision for other real estate owned	10	—	121	26	21
Depreciation	278	171	806	527	386
Amortization of software	14	15	56	60	54
Net amortization of securities	235	167	833	575	196
Bargain purchase gain	—	—	(906)	—	—
Gain on sale of securities	(116)	(263)	(449)	(139)	(160)
Loans held for sale:
Originations	(36,401)	(25,461)	(88,210)	(114,963)	(70,580)
Proceeds from sales	16,798	29,050	103,013	113,813	70,274
Fee income on mortgage loans held for sale, net	(526)	(811)	(2,843)	(3,131)	(1,564)
Gain on sale of loans	(174)	—	(247)	(34)	(66)
ORE writedowns and loss (gain) on disposition	3	—	(97)	(2)	11
Gain on sale of fixed assets	—	—	(2)	—	—
FHLB stock dividend	(2)	(1)	(4)	(2)	(2)
Stock-based compensation	41	20	151	68	—
Net change in:
Accrued interest receivable	67	66	(365)	(366)	3
Prepaid OFI/FDIC assessment	(20)	39	212	140	277
Deferred taxes	(22)	—	773	21	391
Other assets	441	224	(772)	(406)	195
Accrued interest payable	9	11	(38)	4	(11)
Accrued taxes and other liabilities	427	(354)	322	14	587

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES:	(17,904)	3,528	15,922	(1,094)	1,559

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from maturities, calls and sales of investment securities available-for-sale	10,697	6,376	16,626	6,736	13,126
Redemptions of investment securities available-for-sale	—	—	590	—	—
Funds invested in securities available-for-sale	(19,437)	(9,433)	(40,384)	(26,816)	(13,279)
Proceeds from principal paydowns and maturities of investment securities available-for-sale	1,802	1,395	7,940	4,789	2,675
Proceeds from principal paydowns and maturities of investment securities held-to-maturity	14	—	170	—	—
Proceeds from sale of loans	23,482	5,262	59,333	5,214	4,801
Proceeds from redemption of other equity securities	348	294	828	238	288
Purchase of other equity securities	(430)	(290)	(1,312)	(935)	(507)
Net increase in loans	(47,684)	(27,455)	(197,974)	(78,883)	(38,990)
Proceeds from sales of foreclosed assets	88	187	1,642	329	1,934
Proceeds from sales premises, equipment and software	—	—	1,306	505	—
Purchases of premises, equipment and software	(1,889)	(695)	(9,389)	(4,916)	(3,737)
Cash received in acquisition	—	—	9,293	—	8,584

NET CASH USED IN INVESTING ACTIVITIES:	(33,009)	(24,359)	(151,331)	(93,739)	(25,105)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in customer deposits	31,635	25,230	146,632	71,784	5,826
Net increase (decrease) in repurchase agreements	2,577	587	6,169	(1,016)	495
Net increase (decrease) in short-term FHLB advances	3,830	(5,438)	(12,120)	12,120	—
Proceeds from long-term FHLB advances	—	2,400	20,700	5,850	14,175
Repayment of long-term FHLB advances	(430)	(3,737)	(7,557)	(750)	(8,374)
Cash dividends paid on common stock	(48)	(38)	(169)	(135)	(92)
Proceeds from sales of common stock	—	719	5,339	5,758	2,621
Stock issuance cost	—	(1)	(23)	(16)	(43)

NET CASH PROVIDED BY FINANCING ACTIVITIES:	37,564	19,722	158,971	93,595	14,608

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(13,349)	(1,109)	23,562	(1,238)	(8,938)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	28,203	4,641	4,641	5,879	14,817

CASH AND CASH EQUIVALENTS, END OF YEAR	$14,854	$3,532	$28,203	$4,641	$5,879

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash payments for:
Income taxes	$—	$601	$1,727	$650	$65

Interest on deposits and borrowings	$1,081	$680	$3,301	$2,538	$2,591

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING ACTIVITIES:
Transfer from loans to real estate owned	$180	$466	$1,287	$550	$4,021

Loans originated to sell real estate owned	$—	$—	$100	$—	$—

SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Change in unrealized (losses) gains on securities available for sale	$202	$(41)	$(739)	$449	$305

Change in the deferred tax effect in unrealized (losses) gains on securities available for sale	$69	$(14)	$(251)	$153	$104

The accompanying notes are an integral part of these consolidated financial statements.

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Investar Holding Corporation (“the Company”) was incorporated in 2009 to serve as a holding company for Investar Bank (“the Bank”) in the event the Bank determined to reorganize into a holding company structure. On November 15, 2013, the Company completed a share exchange with the stockholders of the Bank, which resulted in the Bank becoming a wholly-owned subsidiary of the Company. Pursuant to this share exchange, all issued and outstanding common stock of the Bank, and all outstanding and un-exercised warrants and options to purchase additional shares of common stock of the Bank, were exchanged for a like number of shares of common stock of the Company, and respectively, a like number of warrants and options to purchase additional shares of common stock of the Company.

The Bank, which commenced operations on June 14, 2006, operates under a state bank charter and provides full banking services, excluding trust services. The primary area served by the Bank is South Louisiana. The Bank currently has ten locations: Perkins Road and Coursey Boulevard in Baton Rouge, Range Avenue in Denham Springs, Highway 1 in Port Allen, Highway 42 in Prairieville, Veterans Memorial Boulevard in Metairie, Highway 190 and Highway 22 in Mandeville, South West Railroad Avenue in Hammond, and Ambassador Caffery in Lafayette. The Bank acquired South Louisiana Business Bank (“SLBB”) on October 1, 2011, and the Bank acquired First Community Bank (“FCB”) on May 1, 2013. Refer to Note B, Acquisition Activity, for further information regarding the accounting for acquisitions.

The consolidated financial statements of Investar Holding Corporation and its wholly-owned subsidiary, the Bank, have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”).

Segments

All of the Company’s banking operations are considered by management to be aggregated in one reportable operating segment. Because the overall banking operations comprise substantially all of the consolidated operations, no separate segment disclosures are presented in the accompanying consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences could be material.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. While management uses available information to recognize losses on loans, future

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates (Continued)

additions to the allowance may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for loan losses may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Other estimates that are susceptible to significant change in the near term relate to the determination of other-than-temporary impairments of securities and the fair value of financial instruments.

Unaudited Interim Consolidated Financial Information

The accompanying consolidated balance sheet as of March 31, 2014, the consolidated statements of operations, comprehensive income and cash flows for the three months ended March 31, 2014 and 2013 and the consolidated statement of changes in stockholders’ equity for the three months ended March 31, 2014 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of March 31, 2014 and its results of operations and cash flows for the three months ended March 31, 2014 and 2013. The financial data and the other information disclosed in these notes to the consolidated financial statements related to these three month periods are unaudited. The results of the three months ended March 31, 2014 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2014 or for any other interim period or other future year.

Investment Securities

The Company’s investments in securities are being accounted for in accordance with applicable guidance contained in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), which requires the classification of securities into one of the following categories:

•	Securities to be held-to-maturity: bonds, notes, and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

•	Securities available-for-sale: available-for-sale securities consist of bonds, notes, and debentures that are available to meet the Company’s operating needs. These securities are reported at fair value.

Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Realized gains and losses on the sale of investment securities are determined using the specific-identification method.

The Company follows FASB guidance related to the recognition and presentation of other-than-temporary impairment. The guidance specifies that if an entity does not have the intent to sell a debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss.

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Securities (Continued)

When an entity does not intend to sell the security, and it is more likely than not that the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income.

Other investment securities include investments in Federal Home Loan Bank (“FHLB”) and First National Bankers Bankshares, Inc. (“FNBB”) stock, which investments are restricted. These investments are carried at cost which approximated fair value at March 31, 2014 and December 31, 2013 and 2012.

Loans

The Company’s loan portfolio segments include real estate, commercial and consumer loans. Real estate loans are further segmented into construction and development, one to four family residential, multifamily, farmland and non-farm non-residential loans. The consumer loan segment includes loans originated through indirect lending. Indirect lending, which is lending initiated through third-party business partners, is largely comprised of loans made through automotive dealerships.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are stated at unpaid principal balances, adjusted by an allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loans are ordinarily placed on nonaccrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more; however, management may elect to continue the accrual when the estimated net realizable value of collateral is sufficient to cover the principal balance and the accrued interest. Any unpaid interest previously accrued on nonaccrual loans is reversed from income. Interest income, generally, is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

The Company considers a loan to be impaired when, based upon current information and events, it believes it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. The Company’s impaired loans include troubled debt restructurings and performing and non-performing major loans for which full payment of principal or interest is not expected. Large groups of smaller balance homogenous loans are collectively evaluated for impairment. The Company calculates an allowance required for impaired loans based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of its collateral. If the recorded investment in the impaired loan exceeds the measure of fair value, a valuation allowance is required as a component of the allowance for loan losses. Changes to the valuation allowance are recorded as a component of the provision for loan losses.

The Company follows the FASB accounting guidance on sales of financial assets, which includes participating interests in loans. For loan participations that are structured in accordance with this guidance,

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans (Continued)

the sold portions are recorded as a reduction of the loan portfolio. Loan participations that do not meet the criteria are accounted for as secured borrowings.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value under the fair value option accounting guidance for financial instruments. For loans carried at the lower of cost or fair value, gains and losses on loan sales (sales proceeds minus carrying value) are recorded in noninterest income, and direct loan origination costs and fees are deferred at origination of the loan and are recognized in noninterest income upon sale of the loan.

Loans Sold with Recourse

The Company has an obligation to repurchase certain mortgage loans and indirect loans sold and to refund certain fees to the purchaser if the loans fail to perform or prepay within prescribed time periods after the date of sale. Prepayment penalty features also exist for certain conforming loans as defined in each agreement with investors. Accounting guidance requires a guarantor to recognize, at the inception of a guarantee, a liability in an amount equal to the fair value of the obligation undertaken in issuing the guarantee. The Company considers loans sold with recourse to be guarantees.

Allowance for Loan Losses

The adequacy of the allowance for loan losses is determined in accordance with generally accepted accounting principles. The allowance for loan losses is established as losses and are estimated through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the loan balance is uncollectable. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb probable losses inherent in the loan portfolio as of the balance sheet date based on evaluations of the collectability of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower’s ability to pay. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Credits deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are adjusted to the allowance. Past due status is determined based on contractual terms.

The allowance consists of allocated and general components. The allocated component relates to loans that are classified as impaired. For loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. Based on management’s review and observations made

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses (Continued)

through qualitative review, management may apply qualitative adjustments to determine loss estimates at a group and/or portfolio segment level as deemed appropriate. Management has an established methodology to determine the adequacy of the allowance for loan losses that assesses the risks and losses inherent in its portfolio and portfolio segments. The Company utilizes an internally developed model that requires significant judgment to determine the estimation method that fits the credit risk characteristics of the loans in its portfolio and portfolio segments. Qualitative and environmental factors that may not be directly reflected in quantitative estimates include: asset quality trends, changes in loan concentrations, new products and process changes, changes and pressures from competition, changes in lending policies and underwriting practices, trends in the nature and volume of the loan portfolio, changes in experience and depth of lending staff and management and national and regional economic trends. Changes in these factors are considered in determining the directional consistency of changes in the allowance for loan losses. The impact of these factors on the Company’s qualitative assessment of the allowance for loan losses can change from period to period based on management’s assessment of the extent to which these factors are already reflected in historic loss rates. The uncertainty inherent in the estimation process is also considered in evaluating the allowance for loan losses.

Troubled Debt Restructurings

The Company periodically grants concessions to its customers in an attempt to protect as much of its investment as possible and minimize the risk of loss. These concessions may include restructuring the terms of a customer loan, thereby adjusting the customer’s payment requirements. In accordance with Accounting Standards Update (“ASU”) 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring, in order to be considered a troubled debt restructuring (“TDR”), the Company must conclude that the restructuring constitutes a concession and the customer is experiencing financial difficulties. The Company defines a concession to a customer as a modification of existing loan terms for economic or legal reasons that it would otherwise not consider. Concessions are typically granted through an agreement with the customer or are imposed by a court of law. Concessions include modifying original loan terms to reduce or defer cash payments required as part of the loan agreement, including but not limited to a reduction of the stated interest rate for the remaining original life of the debt, an extension of the maturity date or dates at a stated interest rate lower than the current market rate for new debt with similar risk characteristics, a reduction of the face amount or maturity amount of the debt, or a reduction of accrued interest receivable on a debt. In its determination of whether the customer is experiencing financial difficulties, the Company considers numerous indicators, including but not limited to, whether the customer has declared or is in the process of declaring bankruptcy, whether there is substantial doubt about the customer’s ability to continue as a going concern, whether the Company believes the customer’s future cash flows will be insufficient to service the debt in accordance with the contractual terms of the existing agreement for the foreseeable future, and whether without modification the customer cannot obtain sufficient funds from other sources at an effective interest rate equal to the current market rate for similar debt for a non-troubled debtor.

If the Company concludes that both a concession has been granted and the concession was granted to a customer experiencing financial difficulties, the Company identifies the loan as a TDR. For purposes of the determination of an allowance for loan losses on these TDRs, the loan is reviewed for specific impairment in accordance with the Company’s allowance for loan loss methodology. If it is determined that losses are

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Troubled Debt Restructurings (Continued)

probable on such TDRs, either because of delinquency or other credit quality indicators, the Company establishes specific reserves for these loans.

Servicing Rights

Primary servicing rights represent our right to service consumer automobile loans for third-party whole-loan sales and loans sold as participations. Primary servicing involves the collection of payments from individual borrowers and the distribution of these payments to the investors.

The Company capitalizes the value expected to be realized from performing specified automobile servicing activities for others as automobile servicing rights (ASRs) when the expected future cash flows from servicing are projected to be more than adequate compensation for such activities. These capitalized servicing rights are purchased or retained upon sale of consumer automobile loans.

The Company measures all consumer automobile servicing assets and liabilities at fair value. The Company defines our servicing rights based on both the availability of market inputs and the manner in which the Company manages the risks of our servicing assets and liabilities. The Company leverages all available relevant market data to determine the fair value of our recognized servicing assets and liabilities.

The Company calculates the fair value of ASRs using various assumptions including future cash flows, market discount rates, expected prepayments, servicing costs and other factors. A significant change in prepayments of loans in the servicing portfolio could result in significant changes in the valuation adjustments, thus creating potential volatility in the carrying amount of ASRs.

As of March 31, 2014, December 31, 2013 and December 31, 2012, expected future cash flows from ASRs approximated adequate compensation for such activities. Accordingly, the Company has not recorded an asset or liability. Total income earned from servicing activities was approximately $59,000 and $9,000 for the three months ended March 31, 2014 and 2013, respectively, and $104,000 and $5,000 for the years ended December 31, 2013 and 2012, respectively. The Company did not service loans until 2012.

Real Estate Owned

Real estate acquired through, or in lieu of, foreclosure is initially recorded at the lower of cost or fair value at the time of foreclosure, less estimated selling cost, and any related write down is charged to the allowance for loan losses. Valuations are periodically performed by management and provisions for estimated losses on real estate owned are charged to income when fair value is determined to be less than the carrying value.

Costs relative to the development and improvement of properties are capitalized to the extent realizable, whereas ordinary upkeep disbursements are charged to expense. The ability of the Company to recover the carrying value of real estate is based upon future sales of the real estate owned. The ability to affect such sales is subject to market conditions and other factors, many of which are beyond the Company’s control. Operating income and expense of such properties is included in other operating income or expense, respectively, on the accompanying consolidated statements of operations. Gain or loss on the disposition of such properties is included in non-interest income on the consolidated statement of operations.

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Bank Premises and Equipment

Bank premises and equipment are stated at cost, less accumulated depreciation. Depreciation expense is computed by the straight-line method and is charged to expense over the estimated useful lives of the assets, which range from 1 to 39 years. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are expensed as incurred.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets acquired in a business combination. Goodwill and other intangible assets deemed to have an indefinite useful life are not amortized but instead are subject to review for impairment annually, or more frequently if deemed necessary, in accordance with the provisions of FASB ASC Topic 350, “Intangibles- Goodwill and Other”. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives and reviewed for impairment in accordance with FASB ASC Topic 360, “Property, Plant, and Equipment”. If impaired, the asset is written down to its estimated fair value. No impairment charges have been recognized through March 31, 2014. Core deposit intangibles representing the value of the acquired core deposit base are generally recorded in connection with business combinations involving banks and branch locations. The Company’s policy is to amortize core deposit intangibles over the estimated useful life of the deposit base, either on a straight line basis not exceeding 15 years or an accelerated basis over 10 years. The remaining useful lives of core deposit intangibles are evaluated periodically to determine whether events and circumstances warrant revision of the remaining period of amortization. All of the Company’s core deposit intangibles are currently amortized on a straight-line basis over 15 years. See Note H, Goodwill and Other Intangible Assets, for additional information.

Repurchase Agreements

Securities sold under agreements to repurchase are secured borrowings treated as financing activities and are carried at the amounts at which the securities will be subsequently reacquired as specified in the respective agreements.

Compensated Absences

Employees of the Bank are entitled to paid vacation, emergency and sick days off, depending on length of service in the banking industry and tenure with the Bank. Vacation, emergency and sick days are granted on an annual basis to eligible employees. Unused vacation and emergency days expire on December 31 of each year. The maximum amount of sick leave an employee is allowed to accrue is 120 hours.

Stock-Based Compensation

The Company accounts for stock-based compensation under the provisions of FASB ASC Topic 718, “Compensation- Stock Compensation.” Under this accounting guidance, fair value is established as the measurement objective in accounting for stock awards and requires the application of a fair value based measurement method in accounting for compensation costs, which is recognized over the requisite service period. See Note L, Stockholders’ Equity, for further disclosures regarding stock-based compensation.

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Off-Balance Sheet Credit-Related Financial Instruments

The Company accounts for its guarantees in accordance with the provisions of FASB ASC 460 Topic, “Guarantees.” In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under credit card agreements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

Income Taxes

The provision for income taxes is based on amounts reported in the consolidated statements of operations after exclusion of nontaxable income such as interest on state and municipal securities. Also, certain items of income and expenses are recognized in different time periods for financial statement purposes than for income tax purposes. Thus, provisions for deferred taxes are recorded in recognition of such temporary differences.

Deferred taxes are determined utilizing a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company has adopted accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. Deferred tax assets are reduced by a valuation allowance, if based on the weight of evidence available, it is more likely than not that some portion or all of deferred tax asset will not be realized.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

Earnings Per Share

Basic earnings per share represents income available to common stockholders divided by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share reflects the additional potential common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance.

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Cash Flows

For purposes of the statement of cash flows, cash and cash equivalents include cash and amounts due from banks and federal funds sold.

Advertising Costs

Advertising and marketing costs are recorded as expenses in the year in which they are incurred. Advertising and marketing costs charged to operations were approximately$76,000 and $77,000 for the three months ended March 31, 2014 and 2013, respectively, and $320,000, $212,000 and $107,000 for the years ended December 31, 2013, 2012, and 2011, respectively.

Comprehensive Income

Comprehensive income includes net income and other comprehensive income or loss, which in the case of the Company includes only unrealized gains and losses on securities, net of related income taxes.

Acquisition Accounting

Acquisitions are accounted for under the purchase method of accounting. Purchased assets and assumed liabilities are recorded at their respective acquisition date fair values, and identifiable intangible assets are recorded at fair value. If the fair value of assets purchased exceeds the fair value of liabilities assumed, it results in a “bargain purchase gain.” If the consideration given exceeds the fair value of the net assets received, goodwill is recognized. Fair values are subject to refinement for up to one year after the closing date of an acquisition as information relative to closing date fair values becomes available.

Purchased loans acquired in a business combination are recorded at their estimated fair value as of the acquisition date. The fair value of loans acquired is determined using a discounted cash flow model based on assumptions regarding the amount and timing of principal and interest prepayments, estimated payments, estimated default rates, estimated loss severity in the event of defaults, and current market rates. Estimated credit losses are included in the determination of fair value; therefore, an allowance for loan losses is not recorded on the acquisition date. The fair value adjustment is amortized over the life of the loan using the effective interest method.

Acquired Impaired Loans

The Company accounts for acquired impaired loans under FASB ASC Topic 310-30, “Loans and Debt Securities Acquired with Deteriorated Credit Quality”. An acquired loan is considered impaired when there is evidence of credit deterioration since origination and it is probable at the date of acquisition that the Company will be unable to collect all contractually required payments.

For acquired impaired loans, the Company (a) calculates the contractual amount and timing of undiscounted principal and interest payments (the “undiscounted contractual cash flows”) and (b) estimates the amount and timing of undiscounted expected principal and interest payments (the “undiscounted expected cash flows”). Under ASC 310-30, the difference between the undiscounted contractual cash flows and the undiscounted expected cash flows is the nonaccretable difference. The nonaccretable difference represents

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Acquired Impaired Loans (Continued)

an estimate of the loss exposure of principal and interest related to the acquired impaired loan portfolio, and such amount is subject to change over time based on the performance of such loans.

The excess of expected cash flows at acquisition over the initial fair value of acquired impaired loans is referred to as the “accretable yield” and is recorded as interest income over the estimated life of the loans as required by ASC 310-30, using the effective yield method if the timing and amount of the future cash flows is reasonably estimable. The Company periodically re-estimates the expected cash flows to be collected over the life of the acquired impaired loans. Improvements in expected cash flows over those originally estimated increase the accretable yield and are recognized as interest income prospectively. Decreases in the amount and changes in the timing of expected cash flows compared to those originally estimated decrease the accretable yield and usually result in a provision for loan losses and the establishment of an allowance for loan losses with respect to the acquired impaired loan. The carrying value of acquired impaired loans is reduced by payments received, both principal and interest, and increased by the portion of the accretable yield recognized as interest income.

Reclassifications

Certain reclassifications have been made to the 2012 and 2011 financial statements to be consistent with the 2013 and 2014 presentation.

Recent Accounting Pronouncements

ASU 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” Issued in February 2013, ASU 2013-02 requires the Company to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in the Company’s consolidated statement of comprehensive income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. The ASU does not change the current requirements for reporting net income or other comprehensive income in the consolidated financial statements of the Company, but does require the Company to provide information about the amounts reclassified out of accumulated other comprehensive income by component. The provisions of the ASU are effective prospectively for fiscal periods beginning after December 15, 2013, with early adoption permitted. The adoption of this ASU is reflected in the accompanying consolidated statements of comprehensive income.

Pending Accounting Pronouncements

ASU 2013-11, “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” In July 2013, the FASB issued ASU 2013-11 to provide guidance on the presentation of unrecognized tax benefits when net operating loss carryforwards, similar tax losses, or tax credit carryforwards exist at the reporting date. The ASU is effective for fiscal years beginning after December 15, 2014. Adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

ASU 2014-04, “Receivables - Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure.”

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Pending Accounting Pronouncements (Continued)

Issued in January 2014, ASU 2014-04 clarifies when an in substance repossession or foreclosure has occurred and amends required disclosures related to foreclosures. The ASU is effective for fiscal periods beginning after December 15, 2014. Adoption of this ASU is not expected to have a material impact on the Company’s financial statements.

NOTE B. ACQUISITION ACTIVITY

On January 25, 2013, Investar Bank and First Community Bank entered into a definitive agreement pursuant to which Investar Bank would acquire FCB. FCB had two locations, one in Hammond, Louisiana, and one in Mandeville, Louisiana, with approximately $77.5 million in loans and $86.5 million in deposits.

On March 19, 2013 Investar Bank announced that all required regulatory approvals had been received in connection with the proposed acquisition of FCB. Shareholders of FCB approved the acquisition on April 29, 2013, and the transaction was effective as of May 1, 2013.

In accordance with the terms of the definitive agreement, the holders of FCB common shares received 0.5828 of a share of the Bank common stock for each share of FCB. The Bank issued 320,774 shares of its common stock for all issued and outstanding shares of FCB common stock. The fair value of the common shares issued as consideration was determined based on the recent transaction price of the Bank’s common shares at the acquisition date of $14.00 per share. The Bank acquired all the outstanding common stock of FCB in a tax-free exchange which resulted in a bargain purchase gain of approximately $906,000 as shown in the following table (dollars in thousands, except share data):

	Number of Shares	Amount
Equity consideration:
Common stock issued	320,774	$4,491
Non-equity consideration:
Cash		2

Total consideration paid		4,493
Less: Fair value of net assets acquired including identifiable intangible assets		(5,399)

Bargain Purchase Gain		$906

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE B. ACQUISITION ACTIVITY (Continued)

The statement of assets purchased and liabilities assumed in the FCB acquisition is presented below at their estimated fair values as of the acquisition date of May 1, 2013 (dollars in thousands):

	As Recorded By FCB	Fair Value Adjustments	Fair Value
Assets
Cash and due from banks	$9,293	$—	$9,293
Investment securities	5,330	(38)	5,292
Loans	78,380	(840)	77,540
Bank premises and equipment, net	1,742	846	2,588
Core deposit intangible	—	459	459
Real estate owned, net	1,501	217	1,718
Other assets	2,265	—	2,265

Total assets acquired	$98,511	$644	$99,155

Liabilities
Interest-bearing deposits	$73,509	$453	$73,962
Noninterest-bearing deposits	12,501	—	12,501
FHLB advances	3,000	—	3,000
Note payable	3,609	—	3,609
Other liabilities	684	—	684

Total liabilities assumed	$93,303	$453	$93,756

Net assets acquired at fair value including identifiable intangible assets			$5,399

The bargain purchase gain represents the excess of the net of the estimated fair value of the assets acquired and liabilities assumed over the consideration paid to FCB. The gain of approximately $906,000 recognized by the Company is considered a gain from a bargain purchase under FASB ASC Topic 805 and is included in other noninterest income. Included in the noninterest expense during 2013 are non-routine FCB acquisition expenses totaling approximately $250,000.

The identifiable intangible assets represent the core deposit intangible at fair value at the acquisition date. The core deposit intangible is being amortized over 15 years.

Loans acquired from FCB are recorded at fair value. The fair value of loans that do not have deteriorated credit quality are accounted for in accordance with ASC 310-20, Nonrefundable Fees and Other Costs. The fair value of loans with deteriorated credit quality at acquisition for which it was probable at acquisition that the Bank would not be able to collect all contractually required payments are accounted for in accordance with ASC 310-30.

The operations of FCB are included in the Bank’s operating results from May 1, 2013 and added revenue of approximately $4.4 million and net income of approximately $0.5 million through March 31, 2014. Such operating results are not necessarily indicative of future operating results.

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE B. ACQUISITION ACTIVITY (Continued)

The following unaudited pro forma information presents the results of operations for the years ended December 31, 2013 and 2012 as if the acquisition had occurred at January 1, 2012 (dollars in thousands, except per share data). In addition, a total of approximately $1.2 million in one-time expenses were incurred related to the acquisition, which includes approximately $0.6 million related to data processing expenses, approximately $0.4 million related to severance payments under employment contracts and approximately $0.2 million related to legal and consulting fees.

	December 31,
	2013	2012
Total revenues, net of interest expense	$25,410	$21,040
Net income	$2,542	$1,791
Earnings per share - basic	$0.67	$0.54
Earnings per share - diluted	$0.63	$0.49

The Bank did not have acquisition activity in 2012.

On October 1, 2011, the Bank acquired South Louisiana Business Bank (“SLBB”), a full service commercial bank headquartered in Ascension Parish, Louisiana. The acquisition was accounted for under the purchase method of accounting. Both the purchased assets and liabilities assumed were recorded at fair value as of October 1, 2011. The Bank acquired all of the outstanding common stock of the former SLBB shareholders for a total consideration of approximately $14.7 million in the form of 1,069,065 shares of Bank common stock. Fair value of net assets assumed including identifiable intangible assets was approximately $12.0 million and goodwill of approximately $2.7 million was recognized on the acquisition.

NOTE C. INVESTMENT SECURITIES

The amortized cost and approximate fair value of investment securities classified as available-for-sale are summarized as follows (dollars in thousands):

March 31, 2014 (Unaudited)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of other U. S. Government agencies and corporations	$2,188	$27	$(33)	$2,182
Mortgage-backed securities	41,635	135	(250)	41,520
Obligations of state and political subdivisions	14,161	68	(258)	13,971
Corporate bonds	5,065	10	(15)	5,060
Equity mutual funds	506	—	(27)	479

Total	$63,555	$240	$(583)	$63,212

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE C. INVESTMENT SECURITIES (Continued)

December 31, 2013	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of other U. S. Government agencies and corporations	$2,227	$26	$(43)	$2,210
Mortgage-backed securities	34,478	204	(220)	34,462
Obligations of state and political subdivisions	14,581	14	(495)	14,100
Corporate bonds	4,941	13	(29)	4,925
Equity mutual funds	506	—	(30)	476

Total	$56,733	$257	$(817)	$56,173

December 31, 2012	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of other U. S. Government agencies and corporations	$4,712	$141	$—	$4,853
Mortgage-backed securities	23,449	376	(13)	23,812
Obligations of state and political subdivisions	12,927	484	(8)	13,403
Corporate bonds	1,725	33	(5)	1,753
Equity mutual funds	505	—	—	505

Total	$43,318	$1,034	$(26)	$44,326

The amortized cost and approximate fair value of investment securities classified as held-to-maturity are summarized are as follows:

March 31, 2014 (Unaudited)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of other U. S. Government agencies and corporations	$3,973	$—	$(273)	$3,700
Mortgage-backed securities	2,588	—	(171)	2,417

Total	$6,561	$—	$(444)	$6,117

December 31, 2013	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of other U. S. Government agencies and corporations	$3,972	$—	$(380)	$3,592
Mortgage-backed securities	2,607	—	(213)	2,394

Total	$6,579	$—	$(593)	$5,986

The Company had no investment securities classified as held-to-maturity as of December 31, 2012. The Company had no securities classified as trading as of March 31, 2014, December 31, 2013 or December 31, 2012.

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE C. INVESTMENT SECURITIES (Continued)

The aggregate fair values and aggregate unrealized losses on securities whose fair values are below book values are summarized below. Due to the nature of the investment and current market prices, these unrealized losses are considered a temporary impairment of the securities.

The following table presents, by type and number of securities, the age of gross unrealized losses and fair value by investment category for securities available for sale (dollars in thousands).

March 31, 2014 (Unaudited)	Count	Less than 12 Months		12 Months or More		Total
		Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of other U.S. Government agencies and corporations	2	$587	$(33)	$—	$—	$587	$(33)
Mortgage-backed securities	56	25,602	(239)	970	(11)	26,572	(250)
Obligations of state and political subdivisions	30	6,356	(167)	1,693	(92)	8,049	(259)
Corporate Bonds	8	3,004	(14)	299	-	3,303	(14)
Equity Mutual Funds	1	479	(27)	—	—	479	(27)

Total	97	$36,028	$(480)	$2,962	$(103)	$38,990	$(583)

December 31, 2013	Count	Less than 12 Months		12 Months or More		Total
		Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of other U.S. Government agencies and corporations	4	$1,337	$(43)	$—	$—	$1,337	$(43)
Mortgage-backed securities	47	18,764	(220)	—	—	18,764	(220)
Obligations of state and political subdivisions	49	11,818	(495)	—	—	11,818	(495)
Corporate Bonds	7	2,820	(28)	298	(1)	3,118	(29)
Equity Mutual Funds	1	476	(30)	—	—	476	(30)

Total	108	$35,215	$(816)	$298	$ (1)	$35,513	$(817)

December 31, 2012	Count	Less than 12 Months		12 Months or More		Total
		Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	8	$3,325	$(13)	$—	$—	$3,325	$(13)
Obligations of state and political subdivisions	1	358	(8)	—	—	358	(8)
Corporate Bonds	2	544	(5)	—	—	544	(5)
Equity Mutual Funds	1	505	—	—	—	505	—

Total	12	$4,732	$(26)	$—	$—	$4,732	$(26)

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE C. INVESTMENT SECURITIES (Continued)

The following table presents, by type and number of securities, the age of gross unrealized losses and fair value by investment category for securities held-to-maturity (dollars in thousands).

March 31, 2014 (Unaudited)	Count	Less than 12 Months		12 Months or More		Total
		Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of other U.S. Government agencies and corporations	2	$3,700	$(273)	$—	$—	$3,700	$(273)
Mortgage-backed securities	3	2,417	(171)	—	—	2,417	(171)

Total	5	$6,117	$(444)	$—	$—	$6,117	$(444)

December 31, 2013	Count	Less than 12 Months		12 Months or More		Total
		Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of other U.S. Government agencies and corporations	2	$3,592	$(380)	$—	$—	$3,592	$(380)
Mortgage-backed securities	3	2,394	(213)	—	—	2,394	(213)

Total	5	$5,986	$(593)	$—	$—	$5,986	$(593)

The unrealized losses in the Bank’s investment portfolio, caused by interest rate increases, are not credit issues, and the Bank does not intend to sell the securities and it is not more likely than not that the Bank will be required to sell the investments before recovery of their amortized cost bases. The Bank does not consider these securities to be other-than-temporarily impaired at March 31, 2014, December 31, 2013 or December 31, 2012.

Equity securities at March 31, 2014, December 31, 2013 and December 31, 2012 include Federal Home Loan Bank and First National Bankers Bankshares, Inc. stock. This stock is considered restricted stock as only banks, which are members of the organization, may acquire or redeem shares of such stock. The stock is redeemable at its face value; therefore, there are no gross unrealized gains or losses associated with this investment.

The Company invested $500,000 in an equity mutual fund known as the Community Reinvestment Act Qualified Investment Fund (ticker CRAIX) on May 11, 2012. The mutual fund is composed of taxable municipal bonds, money market funds, small business administration pools, corporate bonds, single family agency mortgage backed securities, and multifamily agency mortgage-backed securities. This investment was made in accordance with the Company’s Community Reinvestment Act action plan in order to receive CRA credit. The approximate fair value of the investment in the fund was $479,000 at March 31, 2014 with a gain of approximately $3,000; an approximate fair value of $476,000 with a loss of approximately $30,000 at December 31, 2013 and an approximate fair value of $505,000 which equaled the book value at December 31, 2012.

The amortized cost and approximate fair value of investment debt securities, by contractual maturity (including mortgage-backed securities), are shown below. Actual maturities will differ from contractual

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE C. INVESTMENT SECURITIES (Continued)

maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (dollars in thousands).

March 31, 2014 (Unaudited)	Securities Available-For-Sale			Securities Held-To-Maturity
	Weighted Average T.E. Yield	Amortized Cost	Fair Value	Weighted Average T.E. Yield	Amortized Cost	Fair Value
Due within one year	1.99%	$600	$603	0.00%	$—	$—
Due after one year through five years	1.73%	1,743	1,749	0.00%	—	—
Due after five years through ten years	2.60%	12,072	12,068	0.00%	—	—
Due after ten years	2.42%	48,634	48,313	2.26%	6,561	6,117

Total debt securities		63,049	62,733		6,561	6,117
Total equity securities		506	—		—	—

		$63,555	$62,733		$6,561	$6,117

December 31, 2013	Securities Available-For-Sale			Securities Held-To-Maturity
	Weighted Average T.E. Yield	Amortized Cost	Fair Value	Weighted Average T.E. Yield	Amortized Cost	Fair Value
Due within one year	2.05%	$697	$702	0.00%	$—	$—
Due after one year through five years	1.38%	2,543	2,550	0.00%	—	—
Due after five years through ten years	2.69%	10,809	10,707	0.00%	—	—
Due after ten years	2.39%	42,178	41,738	2.26%	6,579	5,986

Total debt securities		56,227	55,697		6,579	5,986
Total equity securities		506	—		—	—

		$56,733	$55,697		$6,579	$5,986

December 31, 2012	Securities Available-For-Sale			Securities Held-To-Maturity
	Weighted Average T.E. Yield	Amortized Cost	Fair Value	Weighted Average T.E. Yield	Amortized Cost	Fair Value
Due within one year	5.99%	$240	$248	0.00%	$—	$—
Due after one year through five years	1.96%	2,299	2,333	0.00%	—	—
Due after five years through ten years	3.38%	5,141	5,327	0.00%	—	—
Due after ten years	2.28%	35,133	35,913	0.00%	—	—

Total debt securities		42,813	43,821		—	—
Total equity securities		505	—		—	—

		$43,318	$43,821		$—	$—

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE D. LOANS

The Company’s loan portfolio consists of the following (dollars in thousands):

	March 31,	December 31,
	2014	2013	2012
	(Unaudited)
Mortgage Loans on Real Estate
Construction & Land Development	$62,719	$63,170	$20,271
1-4 Family	113,911	104,685	54,813
Multifamily	17,666	14,286	1,750
Farmland	2,314	830	64
Nonfarm, Non Residential	165,381	157,363	99,927
Commercial & Industrial	33,900	32,665	15,319
Consumer	132,358	131,096	96,609

Total Loans	$528,249	$504,095	$288,753

The following table provides an analysis of the aging of loans (dollars in thousands).

	March 31, 2014 (Unaudited)
	Past Due and Accruing
	30-59 days	60-89 days	90 or more days	Non- accrual	Total Past Due & Non- accrual	Current	Total Loans
Construction & Development	$188	$3	$—	$950	$1,141	$61,578	$62,719
1-4 Family Residential	316	—	—	398	714	113,197	113,911
Multifamily	—	—	—	—	—	17,666	17,666
Farmland	—	—	—	—	—	2,314	2,314
Nonfarm, Non Residential	120	—	—	—	120	165,261	165,381

Total Real Estate Loans	624	3	—	1,348	1,975	360,016	361,991

Commercial & Industrial	19	—	—	162	181	33,719	33,900
Consumer	178	45	—	202	425	131,933	132,358

Total	$821	$48	$—	$1,712	$2,581	$525,668	$528,249

	December 31, 2013
	Past Due and Accruing
	30-59 days	60-89 days	90 or more days	Non- accrual	Total Past Due & Non- accrual	Current	Total Loans
Construction & Development	$62	$34	$—	$891	$987	$62,183	$63,170
1-4 Family Residential	81	—	—	141	222	104,463	104,685
Multifamily	—	—	—	—	—	14,286	14,286
Farmland	—	—	—	—	—	830	830
Nonfarm, Non Residential	122	—	—	187	309	157,054	157,363

Total Real Estate Loans	265	34	—	1,219	1,518	338,816	340,334

Commercial & Industrial	—	—	—	119	119	32,546	32,665
Consumer	120	27	—	151	298	130,798	131,096

Total	$385	$61	$—	$1,489	$1,935	$502,160	$504,095

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE D. LOANS (Continued)

	December 31, 2012
	Past Due and Accruing
	30-59 days	60-89 days	90 or more days	Non- accrual	Total Past Due & Non- accrual	Current	Total Loans
Construction & Development	$—	$—	$—	$—	$—	$20,271	$20,271
1-4 Family Residential	—	—	—	—	—	54,813	54,813
Multifamily	—	—	—	—	—	1,750	1,750
Farmland	—	—	—	—	—	64	64
Nonfarm, Non Residential	—	—	—	—	—	99,927	99,927

Total Real Estate Loans	—	—	—	—	—	176,825	176,825

Commercial & Industrial	238	—	—	—	238	15,081	15,319
Consumer	37	44	—	53	134	96,475	96,609

Total	$275	$44	$—	$53	$372	$288,381	$288,753

The total March 31, 2014 balance in the table above includes approximately $60.3 million of loans acquired from the FCB and SLBB acquisitions that were recorded at fair value as of the acquisition dates. Included in the acquired loan balances as March 31, 2014 were approximately $653,132 in loans 30-59 days outstanding, $3,133 in loans 60-89 days outstanding, and $1.3 million in nonaccrual loans.

The total December 31, 2013 balance in the table above includes approximately $64.8 million of loans acquired from the FCB and SLBB acquisitions that were recorded at fair value as of the acquisition dates. Included in the acquired loan balances as December 31, 2013 were approximately $220,000 in loans 30-59 days outstanding, $34,000 in loans 60-89 days outstanding, and $1.2 million in nonaccrual loans.

The total December 31, 2012 balance in the table above includes approximately $15.9 million of loans acquired from the SLBB acquisition that were recorded at fair value as of the acquisition date. There were no past due or nonaccrual loans included in loans acquired as of December 31, 2012.

Credit Quality Indicators

Loans are categorized into risk categories based on relevant information about the ability of borrowers to service their debt, such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The following definitions are utilized for risk ratings, which are consistent with the definitions used in supervisory guidance:

Pass – Loans not meeting the criteria below are considered pass. These loans have the highest credit characteristics and financial strength. Borrowers possess characteristics that are highly profitable, with low to negligible leverage and demonstrate significant net worth and liquidity.

Special Mention - Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Company’s credit position at some future date.

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE D. LOANS (Continued)

Credit Quality Indicators (Continued)

Substandard—Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful—Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss – Loans classified as loss are considered uncollectible and of such little value that their continuance as recorded assets is not warranted. This classification does not mean that the assets have absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off these assets.

Loan Analysis by Credit Quality Indicators (dollars in thousands)

	March 31, 2014 (Unaudited)
	Pass	Special Mention	Substandard	Total
Construction & Development	$60,904	$354	$1,461	$62,719
1-4 Family Residential	112,456	—	1,455	113,911
Multifamily	16,663	—	1,003	17,666
Farmland	2,314	—	—	2,314
Nonfarm, Non Residential	165,134	—	247	165,381

Total Real Estate Loans	357,471	354	4,166	361,991

Commercial & Industrial	33,727	—	173	33,900
Consumer	131,908	248	202	132,358

Total	$523,106	$602	$4,541	$528,249

	December 31, 2013				December 31, 2012
	Pass	Special Mention	Substandard	Total	Pass	Special Mention	Substandard	Total
Construction & Development	$61,399	$362	$1,409	$63,170	$20,251	$20	$—	$20,271
1-4 Family Residential	103,408	259	1,018	104,685	54,813	—	—	54,813
Multifamily	13,319	—	967	14,286	1,750	—	—	1,750
Farmland	830	—	—	830	64	—	—	64
Nonfarm, Non Residential	156,448	370	545	157,363	99,228	—	699	99,927

Total Real Estate Loans	335,404	991	3,939	340,334	176,106	20	699	176,825

Commercial & Industrial	32,538	5	122	32,665	15,082	—	237	15,319
Consumer	130,717	228	151	131,096	96,302	254	53	96,609

Total	$498,659	$1,224	$4,212	$504,095	$287,490	$274	$989	$288,753

The Company had no loans that were classified as doubtful or loss as of March 31, 2014, December 31, 2013 or December 31, 2012.

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE D. LOANS (Continued)

Credit Quality Indicators (Continued)

Participation and whole loans sold to and serviced for others are not included in the accompanying Consolidated Balance Sheets. The unpaid principal balances of these loans were approximately $78.2 million, $59.8 million and $13.5 million as of March 31, 2014, December 31, 2013 and December 31, 2012, respectively.

In the ordinary course of business, the Company makes loans to its executive officers, principal stockholders, directors and to companies in which these borrowers are principal owners. Loans outstanding to such borrowers (including companies in which they are principal owners) amounted to approximately $11.6 million, $11.8 million and $11.0 million as of March 31, 2014, December 31, 2013 and December 31, 2012, respectively. These loans are all current and performing according to the original terms. These loans were made on substantially the same terms, including interest rate, and collateral, as those prevailing at the time for comparable transactions with persons not related to the Company or the Bank and did not involve more than normal risk of collectability or present other unfavorable features.

The aggregate amount of loans to such related parties is as follows (dollars in thousands):

	March 31, 2014	December 31,
		2013	2012
	(Unaudited)
Balance, beginning of year	$11,781	$10,969	$8,127
Acquired loans	—	159	—
New loans	235	3,179	5,582
Repayments	(370)	(2, 526)	(2,740)

Balance, end of year	$11,646	$11,781	$10,969

The Company elected to account for certain loans acquired in the FCB acquisition as acquired impaired loans under ASC 310-30 due to evidence of credit deterioration at acquisition and the probability that the Company will be unable to collect all contractually required payments.

The following table presents the fair value of loans acquired with deteriorated credit quality as of the date of the FCB acquisition (dollars in thousands):

May 1, 2013
Contractually required principal and interest	$7,470
Nonaccretable difference	(2,102)

Cash flows expected to be collected	5,368
Accretable yield	(468)

Fair value of loans at acquisition	$4,900

Total loans acquired in the FCB acquisition included $72.6 million of performing loans not accounted for under ASC 310-30.

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE D. LOANS (Continued)

Credit Quality Indicators (Continued)

The following table presents changes in the carrying value, net of the acquired impaired loans for the periods presented (dollars in thousands):

Acquired Impaired
Carrying value, net at December 31, 2012	$—
Loans acquired	4,900
Accretion to interest income	150
Net transfers from (to) nonaccretable difference to (from) accretable yield	420
Payments received, net	(619)
Transfers to other real estate	(819)

Carrying value, net at December 31, 2013	$4,032
Loans acquired	—
Accretion to interest income	46
Net transfers from (to) nonaccretable difference to (from) accretable yield	101
Payments received, net	(447)
Charge-offs	(30)
Transfers to other real estate	(187)

Carrying value, net at March 31, 2014 (Unaudited)	$3,515

Accretable yield on acquired impaired loans at March 31, 2014 and December 31, 2013 is as follows (dollars in thousands):

Acquired Impaired
Balance, period ended December 31, 2012	$—
Net transfers from (to) nonaccretable difference to (from) accretable yield	420
Accretion	(150)

Balance, period ended December 31, 2013	$270
Net transfers from (to) nonaccretable difference to (from) accretable yield	101
Accretion	(46)

Balance, period ended March 31, 2014 (Unaudited)	$325

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE E. ALLOWANCE FOR LOAN LOSSES

An analysis of the allowance for loan losses is as follows (dollars in thousands):

	March 31,		December 31,
	2014	2013	2013	2012	2011
	(Unaudited)
Balance, beginning of period	$3,380	$2,722	$2,722	$1,746	$1,476
Provision for loan losses	245	89	1,026	685	639
Loans charged-off	(108)	(161)	(389)	(181)	(378)
Recoveries	13	2	21	472	9

Balance, end of period	$3,530	$2,652	$3,380	$2,722	$1,746

The following tables outline the changes in the allowance for loan losses by collateral type, the allowances for loans individually and collectively evaluated for impairment, and the amount of loans individually and collectively evaluated for impairment as of and for the three months ended March 31, 2014 and the years ended December 31, 2013, 2012 and 2011 (dollars in thousands).

Allowance for Loan Losses and Recorded Investment in Loans Receivable

As of and for the three month period ended March 31, 2014 (Unaudited)

	Construction & Land Development	Farm- land	1-4 Family	Multi- family	Nonfarm, Non Residential	Commercial & Industrial	Consumer	Total
Allowance for loan losses:
Beginning balance	$420	$4	$567	$101	$992	$397	$899	3,380
Charge-offs	—	—	(30)	—	(3)	—	(75)	(108)
Recoveries	1	—	—	—	—	—	12	13
Provision	14	7	82	23	81	(23)	61	245

Ending balance	$435	$11	$619	$124	$1,070	$374	$897	$3,530

Ending allowance balance for loans individually evaluated for impairment	—	—	—	—	—	—	64	64

Ending allowance balance for loans collectively evaluated for impairment	$435	$11	$619	$124	$1,070	$374	$833	$3,466
Ending allowance balance for loans acquired with deteriorated credit quality	$—	$—	$—	$—	$—	$—	$—	$—
Loans Receivable:
Balance of loans individually evaluated for impairment	$1,461	$—	$1,455	$1,003	$247	$173	$202	$4,541
Balance of loans collectively evaluated for impairment	61,258	2,314	112,456	16,663	165,134	33,727	132,156	523,708

Total period-end balance	$62,719	$2,314	$113,911	$17,666	$165,381	$33,900	$132,358	$528,249
Balance of loans acquired with deteriorated credit quality	$1,473	$—	$992	$1,003	$—	$—	$47	$3,515

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE E. ALLOWANCE FOR LOAN LOSSES (Continued)

As of and for the year ended December 31, 2013

	Construction & Land Development	Farm- land	1-4 Family	Multi- family	Nonfarm, Non Residential	Commercial & Industrial	Consumer	Total
Allowance for loan losses:
Beginning balance	$276	$—	$415	$17	$977	$333	$704	2,722
Charge-offs	—	—	—	—	—	(118)	(271)	(389)
Recoveries	—	—	—	—	—	—	21	21
Provision	144	4	152	84	15	182	445	1,026

Ending balance	$420	$4	$567	$101	$992	$397	$899	$3,380

Ending allowance balance for loans individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$37	$37

Ending allowance balance for loans collectively evaluated for impairment	$420	$4	$567	$101	$992	$397	$862	$3,343
Ending allowance balance for loans acquired with deteriorated credit quality	$—	$—	$—	$—	$—	$—	$—	$—
Loans Receivable:
Balance of loans individually evaluated for impairment	$1,409	$—	$1,018	$967	$545	$122	$151	$4,212
Balance of loans collectively evaluated for impairment	$61,761	$830	$103,667	$13,319	$156,818	$32,543	$130,945	$499,883

Total period-end balance	$63,170	$830	$104,685	$14,286	$157,363	$32,665	$131,096	$504,095
Balance of loans acquired with deteriorated credit quality	$1,477	$—	$996	$967	$545	$—	$47	$4,032

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE E. ALLOWANCE FOR LOAN LOSSES (Continued)

As of and for the year ended December 31, 2012

	Construction & Land Development	Farm- land	1-4 Family	Multi- family	Nonfarm, Non residential	Commercial & Industrial	Consumer	Total
Allowance for loan losses:
Beginning balance	$385	$—	$194	$5	$506	$306	$350	1,746
Charge-offs	—	—	—	(15)	—	—	(166)	(181)
Recoveries	—	—	—	—	448	2	22	472
Provision	(109)	—	221	28	23	24	498	685

Ending balance	$276	$—	$415	$18	$977	$332	$704	$2,722

Ending allowance balance for loans individually evaluated for impairment	$—	$—	$—	$—	$—	$114	$5	$119

Ending allowance balance for loans collectively evaluated for impairment	$276	$—	$415	$18	$977	$218	$699	$2,603
Ending allowance balance for loans acquired with deteriorated credit quality	$—	$—	$—	$—	$—	$—	$—	$—
Loans Receivable:
Balance of loans individually evaluated for impairment	$—	$—	$—	$—	$699	$238	$53	$990
Balance of loans collectively evaluated for impairment	$20,271	$64	$54,813	$1,750	$99,228	$15,081	$96,556	$287,763

Total period-end balance	$20,271	$64	$54,813	$1,750	$99,927	$15,319	$96,609	$288,753
Balance of loans acquired with deteriorated credit quality	$—	$—	$—	$—	$—	$—	$—	$—

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE E. ALLOWANCE FOR LOAN LOSSES (Continued)

As of and for the year ended December 31, 2011

	Construction & Land Development	Farm- land	1-4 Family	Multi- family	Nonfarm, Non residential	Commercial & Industrial	Consumer	Total
Allowance for loan losses:
Beginning balance	$371	$4	$162	$7	$339	$316	$277	1,476
Charge-offs	—	—	(63)	—	(20)	(218)	(77)	(378)
Recoveries	—	—	—	—	—	—	9	9
Provision	14	(4)	95	(2)	187	208	141	639

Ending balance	$385	$—	$194	$5	$506	$306	$350	$1,746

Ending allowance balance for loans individually evaluated for impairment	$—	$—	$—	$—	$7	$—	$—	$7

Ending allowance balance for loans collectively evaluated for impairment	$385	$—	$194	$5	$499	$306	$350	$1,739
Ending allowance balance for loans acquired with deteriorated credit quality	$—	$—	$—	$—	$—	$—	$—	$—
Loans Receivable
Balance of loans individually evaluated for impairment	$—	$—	$—	$574	$732	$—	$28	$1,334
Balance of loans collectively evaluated for impairment	$21,171	$8	$46,664	$880	$55,735	$11,499	$82,958	$218,915

Total period-end balance	$21,171	$8	$46,664	$1,454	$56,467	$11,499	$82,986	$220,249
Balance of loans acquired with deteriorated credit quality	$—	$—	$—	$—	$—	$—	$—	$—

Impaired Loans

The Company considers a loan to be impaired when, based on current information and events, the Company determines that it will not be able to collect all amounts due according to the loan agreement, including scheduled interest payments. Determination of impairment is treated the same across all classes of loans. When the Company identifies a loan as impaired, it measures the impairment based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, except when the sole (remaining) source of repayment for the loans is the operation or liquidation of the collateral. In these cases when foreclosure is probable, the Company uses the current fair value of the collateral, less selling costs, instead of discounted cash flows. If the Company determines that the value of the impaired loan is less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), the Company recognizes impairment through an allowance estimate or a charge-off to the allowance.

When the ultimate collectability of the total principal of an impaired loan is in doubt and the loan is on nonaccrual, all payments are applied to principal, under the cost recovery method. When the ultimate collectability of the total principal of an impaired loan is not in doubt and the loan is on nonaccrual, contractual interest is credited to interest income when received, under the cash basis method.

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE E. ALLOWANCE FOR LOAN LOSSES (Continued)

The following tables include the recorded investment and unpaid principal balances for impaired loans with the associated allowance amount, if applicable. The Company determined the specific allowance based on the present values of expected future cash flows, discounted at the loan’s effective interest rate, except when the remaining source of repayment for the loan is the operation or liquidation of the collateral. In those cases, the current fair value of the collateral, less selling cost, was used to determine the specific allowance recorded.

Also presented is the average recorded investment of the impaired loans and the related amount of interest recognized during the time within the period that the impaired loans were impaired. The average balances are calculated based on the month-end balances of the loans during the period reported (dollars in thousands).

Impaired Loans

March 31, 2014 (Unaudited)

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With No Related Allowance Recorded:
Construction & Development	$1,463	$1,461	$—	$1,471	$8
1-4 Family Residential	1,460	1,455	—	1,463	18
Multifamily	1,006	1,003	—	994	18
Nonfarm, Non Residential	250	247	—	251	4

Total	4,179	4,166	—	4,179	48

Commercial & Industrial	173	173	—	172	—
Consumer	37	37	—	37	—

Total	4,389	4,376	—	4,388	48

With Related Allowance Recorded:
Consumer	165	165	64	180	—

Total	165	165	64	180	—

Total Loans:
Construction & Development	1,463	1,461	—	1,471	8
1-4 Family Residential	1,460	1,455	—	1,463	18
Multifamily	1,006	1,003	—	994	18
Nonfarm, Non Residential	250	247	—	251	4

Total	4,179	4,166	—	4,179	48

Commercial & Industrial	173	173	—	172	—
Consumer	202	202	64	217	—

Total	$4,554	$4,541	$64	$4,568	$48

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE E. ALLOWANCE FOR LOAN LOSSES (Continued)

Impaired Loans

December 31, 2013

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With No Related Allowance Recorded:
Construction & Development	$1,649	$1,409	$—	$1,425	$25
1-4 Family Residential	1,040	1,018	—	1,025	45
Multifamily	969	967	—	910	671
Nonfarm, Non Residential	555	545	—	563	19

Total	4,213	3,939	—	3,923	760

Commercial & Industrial	140	122	—	133	—
Consumer	21	18	—	76	2

Total	4,374	4,079	—	4,132	762

With Related Allowance Recorded:
Consumer	136	133	37	138	5

Total	136	133	37	138	5

Total Loans:
Construction & Development	1,649	1,409	—	1,425	25
1-4 Family Residential	1,040	1,018	—	1,025	45
Multifamily	969	967	—	910	671
Nonfarm, Non Residential	555	545	—	563	19

Total	4,213	3,939	—	3,923	760

Commercial & Industrial	140	122	—	133	—
Consumer	157	151	37	214	7

Total	$4,510	$4,212	$37	$4,270	$767

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE E. ALLOWANCE FOR LOAN LOSSES (Continued)

Impaired Loans

December 31, 2012

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With No Related Allowance Recorded:
Consumer	$37	$37	$—	$58	$—
Nonfarm, Non Residential	703	699	—	714	42

Total	740	736	—	772	42

With Related Allowance Recorded:
Consumer	16	16	5	16	—
Commercial & Industrial	240	238	114	239	17

Total	256	254	119	255	17

Total Loans:
Consumer	53	53	5	74	—
Commercial & Industrial	240	238	114	239	17
Nonfarm, Non Residential	703	699	—	714	42

Total	$996	$990	$119	$1,027	$59

Impaired Loans

December 31, 2011

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With No Related Allowance Recorded:
Multifamily	$577	$574	$—	$605	$6
Consumer	28	28	—	40	—

Total	605	602	—	645	6

With Related Allowance Recorded:
Nonfarm, Non Residential	735	732	7	717	10

Total	735	732	7	717	10

Total Loans:
Consumer	28	28	—	40	—
Multifamily	577	574	—	605	6
Nonfarm, Non Residential	735	732	7	717	10

Total	$1,340	$1,334	$7	$1,362	$16

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE E. ALLOWANCE FOR LOAN LOSSES (Continued)

Impaired Loans (Continued)

Troubled Debt Restructurings

In situations where, for economic or legal reasons related to a borrower’s financial difficulties, the Company grants a concession for other than an insignificant period of time to the borrower that the Company would not otherwise consider, the related loan is classified as a TDR. The Company strives to identify borrowers in financial difficulty early and work with them to modify to more affordable terms before such loan reaches nonaccrual status. These modified terms may include rate reductions, principal forgiveness, payment forbearance and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. In cases where the Company grants the borrower new terms that provide for a reduction of either interest or principal, the Company measures any impairment on the restructuring as previously noted for impaired loans.

Loans classified as TDRs, consisting of four credits, totaled approximately $818,000 at March 31, 2014 compared to $815,000 at December 31, 2013 and $0 at December 31, 2012 and December 31, 2011. All of the Company’s TDRs were acquired from FCB. All four credits were considered troubled debt restructuring due to a modification of term through adjustments to maturity. None of the TDRs have defaulted subsequent to the restructuring through the date the financial statements were available to be issued (dollars in thousands).

	March 31, 2014 (Unaudited)			December 31, 2013
Troubled debt restructurings	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
Other Construction Loans	2	$457	$457	2	$454	$454
Commercial Real Estate: Non-owner occupied	1	358	358	1	358	358
Commercial & Industrial	1	3	3	1	3	3

		$818	$818		$815	$815

NOTE F. REAL ESTATE OWNED

Real Estate Owned consisted of the following (dollars in thousands):

	March 31, 2014	December 31,
		2013	2012
	(Unaudited)
Balance, beginning of period	$3,515	$2,276	$2,079
Transfers from loans	—	465	550
Transfers from acquired loans	180	822	—
Acquired other real estate	—	1,718	—
Other real estate sold	(91)	(1,645)	(327)
Write-downs	(10)	(121)	(26)

Balance, end of period	$3,594	$3,515	$2,276

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE F. REAL ESTATE OWNED (Continued)

As of March 31, 2014 and December 31, 2013, other real estate owned related to the acquisition of FCB totaled approximately $1.7 million and $1.6 million, respectively.

NOTE G. BANK PREMISES AND EQUIPMENT

A summary of Bank premises and equipment is as follows (dollars in thousands):

	March 31, 2014	December 31,
		2013	2012
	(Unaudited)
Land	$8,512	$7,762	$4,323
Buildings and Improvements	14,581	12,591	8,684
Furniture and Equipment	5,356	4,392	3,139
Software	468	449	423
Construction-in-progress	332	2,165	95

	29,249	27,359	16,664
Less: Accumulated Depreciation	(2,972)	(2,679)	(1,794)

Bank Premises and Equipment, Net	$26,277	$24,680	$14,870

The provision for depreciation and amortization charged to operating expenses was approximately $292,000 and $186,000 for the three months ended March 31, 2014 and 2013, respectively, and $862,000, $587,000 and $440,000 for the years ended December 31, 2013, 2012, and 2011, respectively.

NOTE H. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill was acquired during the year ended December 31, 2011 as a result of the SLBB acquisition on October 1, 2011. Note B, Acquisition Activity, provides additional information on this acquisition. The carrying amount of goodwill as of March 31, 2014, December 31, 2013 and December 31, 2012 was $2.7 million. The Company performed a qualitative assessment of goodwill and determined that it was not more likely than not that the fair value of the reporting unit was less than the carrying amount at December 31, 2013. Since the date of our last qualitative assessment, there have been no material developments, events, changes in operating performance or other circumstances that would cause management to believe that it is more likely than not that the fair value of the reporting unit would be less than its carrying amount. For the purposes of evaluating goodwill, the Company has determined that it operates only one reporting unit. A summary of core deposit intangible assets are as follows (dollars in thousand):

	March 31, 2014	December 31,
		2013	2012
	(Unaudited)
Balance, beginning of period	$617	$158	$158
Acquisition	—	459	—

Total core intangible deposit	617	617	158
Less: Accumulated amortization	(54)	(44)	(13)

Balance, end of period	$563	$573	$145

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE H. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

Amortization expense on the core deposit intangible asset totaled approximately $10,000 and $3,000 for the three months ended March 31, 2014 and 2013, respectively, and $31,000, $11,000 and $3,000 at December 31, 2013, 2012, and 2011, respectively. Amortization of the core deposit intangible assets is estimated to be approximately $41,000 each year for the next five years.

NOTE I. DEPOSITS

Deposits consisted of the following (dollars in thousands):

	March 31, 2014	December 31,
		2013	2012
	(Unaudited)
NonInterest Bearing Demand Deposits	$64,545	$72,795	$37,489
NOW Accounts	96,810	77,190	43,022
Money Market Deposit Accounts	71,039	67,006	46,296
Savings Accounts	52,509	52,177	30,521
Time Deposits	279,291	263,438	142,342

	$564,194	$532,606	$299,670

Maturities of certificates of deposit of $100,000 or more outstanding are summarized as follows (dollars in thousands):

	March 31, 2014	December 31,
		2013	2012
	(Unaudited)
Time Remaining Until Maturity:
Three Months or Less	$5,788	$4,430	$3,373
Over Three Through Six Months	4,038	5,225	6,596
Over Six Through Twelve Months	10,871	6,852	2,885
Over One Year Through Three Years	9,091	9,737	6,697
Over Three Years	951	3,002	283

	$30,739	$29,246	$19,834

The approximate scheduled maturities of time deposits for each of the next five years are (dollars in thousands):

2014	$107,981
2015	105,907
2016	49,143
2017	10,270
2018	4,890
2019	1,100

$279,291

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE I. DEPOSITS (Continued)

Interest expense on certificates of deposit greater than $100,000 was approximately $82,000 and $76,000 for the three months ended March 31, 2014 and 2013, respectively, and $363,000, $277,000 and $465,000 for the years ended December 31, 2013, 2012 and 2011, respectively.

Public Fund deposits as of March 31, 2014, December 31, 2013 and December 31, 2012 totaled approximately $10.6 million, $3.7 million and $0.6 million, respectively. The funds were secured by U.S. Government securities with a fair value of approximately $7.9 million as of March 31, 2014, $1.9 million as of December 31, 2013 and $0 as of December 31, 2012.

As of March 31, 2014, December 31, 2013 and December 31, 2012, total deposits outstanding to executive officers, principal stockholders, directors and to companies in which they are principal owners amounted to approximately $32.2 million, $39.6 million and $31.1 million, respectively.

NOTE J. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements for repurchase amounted to $12.8 million, $10.2 million and $4.0 million as of March 31, 2014, December 31, 2013 and December 31, 2012, respectively, and mature on a daily basis. These funds were secured by U.S. Government securities with fair values of approximately $12.3 million, $13.1 million and $7.2 million, respectively. The interest rate on these agreements was 0.20% at March 31, 2014, December 31, 2013 and December 31, 2012.

NOTE K. OTHER BORROWED FUNDS

At March 31, 2014 and December 31, 2013 and 2012, maturities and weighted-average rate of FHLB advances by year of maturity were as follows (dollars in thousands):

	Amount			Weighted Average Rate
	March 31, 2014	December 31,		March 31, 2014	December 31,
		2013	2012		2013	2012
	(Unaudited)			(Unaudited)
Fixed rate advances maturing:
2013	$—	$—	$15,963	—	—	0.43%
2014	6,030	2,450	2,450	0.57%	1.40%	1.40%
2015	13,700	13,700	3,850	0.69%	0.69%	1.30%
2016 (a)	11,166	11,209	1,731	0.83%	0.84%	1.42%
2017 (b)	2,122	2,259	2,800	0.97%	0.97%	0.97%
2018	850	850	—	0.93%	0.93%	—
2020	350	350	—	1.50%	1.50%	—

	$34,218	$30,818	$26,794	0.74%	0.84%	0.76%

(a) -	Amortizing advances due 2016, requiring monthly principal and interest of $15,284
(b) -	Amortizing advances due 2017, requiring monthly principal and interest of $46,937

These advances are collateralized by approximately $11.6 million and $13.7 million of the Company’s loan portfolio and $31.2 million and $26.7 million of the Company’s investment securities in accordance with

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE K. OTHER BORROWED FUNDS (Continued)

the Advance Security and Collateral Agreement with the FHLB as of March 31, 2014 and December 31, 2013, respectively.

The Company had an additional $179.7 million and $152.9 million available under its line of credit with the FHLB as of March 31, 2014 and December 31, 2013, respectively. In addition, the Company has outstanding lines of credit with its correspondent banks available to assist in the management of short-term liquidity. As March 31, 2014 and December 31, 2013, the total available lines of credit were approximately $23.2 million, with no outstanding balances as reflected on the balance sheet.

On May 1, 2013, in connection with the acquisition of FCB, the Company assumed 100% of the capital securities of First Community Louisiana Statutory Trust I, a Delaware statutory trust, in the amount of approximately $3.6 million that was initially established in March 2006 by First Community Holding Company, the parent bank holding company for FCB, for the purpose of issuing subordinated debentures.

The capital security pays a cumulative quarterly distribution using a floating rate at three month LIBOR + 1.77% of the liquidation amounts. Each capital security represents an undivided preferred beneficial interest in the assets of the Trust I.

Under the terms of the Indenture dated March 27, 2006, the subordinated debentures will mature on June 15, 2036. Under applicable regulatory guidelines, these subordinated debentures qualify as Tier 1 capital.

NOTE L. STOCKHOLDERS’ EQUITY

In 2006, the Bank was capitalized through an original exempt stock offering with a $10.00 per share price which resulted in a capital raise of approximately $10.1 million. Since 2006, the Bank has raised approximately $17.8 million through six additional exempt offerings with share prices ranging from $13.50 to $14.00 per share, including a Bank instituted dividend reinvestment and voluntary investment plans.

In 2011, in conjunction with the acquisition of SLBB, the Bank exchanged stock with a market value of $13.75 per share with SLBB resulting in additional capital of $14.7 million. In the acquisition of FCB in 2013, the Bank exchanged stock with a market value of $14.00 per share with FCB, resulting in additional capital of $4.5 million.

Between 2011 and 2013, the Bank issued restricted stock to employees and board members of approximately $219,000. Warrants were exercised with the Bank ranging in price from $10.00 to $13.50 per share in the amount of $2.1 million.

The Company’s Articles of Incorporation give the Board of Directors the authority to issue up to 5,000,000 shares of preferred stock. As of March 31, 2014 and December 31, 2013, there are no preferred shares outstanding. The preferred shares are considered “blank check” preferred stock. This type of preferred stock allows the Board of Directors to fix the designations, preferences and relative, participating,

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE L. STOCKHOLDERS’ EQUITY (Continued)

optional or other special rights, and qualifications and limitations or restrictions of any series of preferred stock without further shareholder approval.

Common Stock Issued and Outstanding	Shares
Outstanding at December 31, 2010	1,467,778
Issuances	1,222,444
Stock warrant activity	45,664
Restricted stock activity	6,319

Outstanding at December 31, 2011	2,742,205
Issuances	299,641
Stock warrant activity	156,900
Restricted stock activity	12,070

Outstanding at December 31, 2012	3,210,816
Issuances	708,397
Stock warrant activity	200
Restricted stock activity	25,701

Outstanding at December 31, 2013	3,945,114
Issuances	—
Stock warrant activity	—
Restricted stock activity	(85)

Outstanding at March 31, 2014 (Unaudited)	3,945,029

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE L. STOCKHOLDERS’ EQUITY (Continued)

On October 1, 2011, in connection with the SLBB acquisition described in Note B, Acquisition Activity, the Bank issued 130,875 stock warrants that are currently exercisable at $13.33 per share, which were exchanged for a like amount of warrants to acquire shares of Company common stock at the same exercise price on November 15, 2013. See Note A, Summary of Significant Accounting Policies.

		March 31, 2014	December 31,
			2013	2012	2011
		(Unaudited)
Stock Warrants

$10.00 Per Share	Issued 05/31/2007
	Expires 05/31/2012
Balance, beginning of period		—	—	156,900	190,550
Issued		—	—	—	—
Forfeited		—	—	(7,008)	—
Exercised		—	—	(149,892)	(33,650)

Balance, end of period		—	—	—	156,900

$13.50 Per Share	Issued 09/01/2007
	Expires 09/30/2014 (1)
Balance, beginning of period		49,903	50,103	50,103	59,449
Issued		—	—	—	—
Forfeited		—	(200)	—	—
Exercised		—	—	—	(9,346)

Balance, end of period		49,903	49,903	50,103	50,103

$13.50 Per Share	Issued 03/31/2009
	Expires 12/31/2014
Balance, beginning of period		12,720	12,720	12,720	15,388
Issued		—	—	—	—
Forfeited		—	—	—	—
Exercised		—	—	—	(2,668)

Balance, end of period		12,720	12,720	12,720	12,720

$13.33 Per Share	Issued 10/01/2011
	Expires 07/01/2018
Balance, beginning of period		130,875	130,875	130,875	—
Issued		—	—	—	130,875
Forfeited		—	—	—	—
Exercised		—	—	—	—

Balance, end of period		130,875	130,875	130,875	130,875

(1)	Orignal expiration date 04/30/2014

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE L. STOCKHOLDERS’ EQUITY (Continued)

The Bank also issued 47,186 stock options that had previously vested or vested upon the acquisition of SLBB with an exercise price of $13.33 per share, which were exchanged for a like amount of stock options to acquire shares of Company common stock at the same exercise price on November 15, 2013. See Note A, Summary of Significant Accounting Policies. The following table represents the activity related to the Company’s outstanding stock options:

		Weighted Average Price	Weighted Average Remaining Contractual Term (Years)

Stock Options	Shares
Outstanding at December 31, 2011	47,186	$13.33	6.88
Issued	—	—	—
Forfeited	(16,875)	13.33	—
Exercised	—	—	—

Outstanding at December 31, 2012	30,311	$13.33	5.88
Issued	—	—	—
Forfeited	(7,500)	13.33	—
Exercised	—	—	—

Outstanding at December 31, 2013	22,811	$13.33	4.88
Issued	—	—	—
Forfeited	—	—	—
Exercised	—	—	—

Outstanding at March 31, 2014 (Unaudited)	22,811	$13.33	4.64

The Bank issued a total of 31,572 shares of restricted stock to employees and directors for year ended December 31, 2013. The restricted stock granted in 2013 will vest over five years. These restricted shares were exchanged for a like number of restricted shares of the Company common stock in connection with the share exchange on November 15, 2013.

The Company issued a total of 15,324 shares of restricted stock to employees and directors for year ended December 31, 2012. The restricted stock granted in 2012 will vest over five years. These restricted shares were exchanged for a like number of restricted shares of the Company common stock in connection with the share exchange on November 15, 2013.

No shares of restricted stock may be sold, assigned, transferred or pledged until vested. The holders of the restricted stock receive dividends and have the right to vote the shares. The unearned compensation related to these awards is amortized to compensation expense over the vesting period.

As of March 31, 2014, December 31, 2013 and December 31, 2012, unearned share-based compensation associated with these awards totaled approximately $465,000, $507,000 and $216,000 respectively.

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE L. STOCKHOLDERS’ EQUITY (Continued)

The following table represents the unvested restricted stock award activity for the three months ended March 31, 2014 and the years ended December 31, 2013 and December 31, 2012.

Restricted Stock	March 31, 2014	December 31,
		2013	2012
	(Unaudited)
Balance, beginning of period	44,090	18,389	6,319
Granted	—	31,572	15,324
Forfeited	—	—	(1,279)
Earned and issued	(512)	(5,871)	(1,975)

Balance, end of period	43,578	44,090	18,389

NOTE M. EMPLOYEE BENEFIT PLANS

Employees with 90 days of service and age twenty-one are eligible to participate in a 401(k) plan established by the Company. Under this plan, employees may contribute a percentage of their salaries subject to certain limits based on federal tax laws. These contributions are immediately vested. Employer matching contributions up to 4% of the employee’s annual salary are 100% vested immediately.

Employer contributions to the plan for the three month periods ended March 31, 2014 and 2013 were approximately $82,000 and $48,000, respectively, and for the years ended December 31, 2013, 2012 and 2011 were approximately $248,000, $168,000 and $120,000, respectively.

In connection with the FCB acquisition, the Company assumed FCB’s Simplified Employee Pension Plan (SEP) through December 31, 2013. The Company may elect to contribute up to 5% of the participant’s compensation. For the year ended December 31, 2013 the Company’s matching contribution totaled approximately $15,000 respectively. The plan was terminated as of December 31, 2013.

The Company maintains a deferred compensation plan for a former FCB employee. A single premium immediate annuity policy was purchased in which the former employee is the beneficiary. Under this policy, the beneficiary will receive monthly payments of $2,000 through 2020.

NOTE N. INCOME TAXES

The expense for income taxes included in the statement of operations is as follows (dollars in thousands):

	March 31,		December 31,
	2014	2013	2013	2012	2011
	(Unaudited)
Current	$446	$281	$375	$958	$376
Deferred	(22)	—	773	21	126

	$424	$281	$1,148	$979	$502

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE N. INCOME TAXES (Continued)

The provision for federal income taxes differs from that computed by applying the federal statutory rate of 34% in 2014, 2013, 2012 and 2011 as indicated in the following analysis (dollars in thousands):

	Three Months Ended March 31,		Twelve Months Ended December 31,
	2014	2013	2013	2012	2011
	(Unaudited)
Tax Based on Statutory Rate	$443	$347	$1,468	$1,135	$510
Decrease resulting from:
Effect of tax-exempt income	(27)	(24)	(112)	(91)	(34)
Purchase accounting	—	—	(300)	(118)	(31)
Acquisition cost	—	12	48	16	37
Other	8	(54)	44	37	20

Total Income Tax Expense	$424	$281	$1,148	$979	$502

Effective Rate	32.5%	31.3%	26.1%	29.3%	33.4%

The Company records deferred income tax on the tax effect of changes in timing differences.

The net deferred tax asset was comprised of the following (dollars in thousands):

	March 31,		December 31,
	2014	2013	2013	2012	2011
	(Unaudited)
Deferred Tax Liabilities:
Depreciation	$(1,263)	$(1,005)	$(1,303)	$(961)	$(919)
FHLB stock dividend	(25)	7	(30)	(7)	(6)
Basis difference in acquired assets and liabilities	(307)	16	(310)	(14)	(16)
Unrealized gain on available-for-sale securities	—	(292)	—	(343)	(158)

Gross Deferred Tax Liability	(1,595)	(1,274)	(1,643)	(1,325)	(1,099)

Deferred Tax Assets:
Provision for loan losses	446	635	377	636	403
Provision for other real estate losses	534	13	544	13	7
Unrealized loss on available-for-sale securities	109	—	180	—	—
Unamortized start up cost	182	213	187	213	236
Unamortized organization costs	22	12	22	12	13
Net operating loss carryforward	780	595	833	595	770
Deferred gain on sale of other real estate	89	93	90	93	96
Stock options	31	41	31	41	63
Restricted stock	43	6	33	6	—
Basis difference in acquired assets and liabilities	456	—	490	—	—
Deferred compensation	47	—	49	—	—
General business credits	12	12	12	12	12

Gross Deferred Tax assets	2,751	1,620	2,848	1,621	1,600

Net Deferred Tax Asset	$1,156	$346	$1,205	$296	$501

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE N. INCOME TAXES (Continued)

The Company acquired net operating loss (NOL) carryforwards through the tax free acquisitions of FCB and SLBB. As of March 31, 2014 and December 31, 2013, the Company’s net operating loss (NOL) carryforwards were approximately $2.3 million and $2.5 million, respectively, with expiration dates of the following: $444,000 in 2029; $466,000 in 2030; $324,000 in 2031; and $1.2 million in 2033.

As of March 31, 2014 and December 31, 2013, the Company’s general business credit was $12,000 which expires in 2028.

The Company files income tax returns under U.S. federal jurisdiction and the state of Louisiana, although the state of Louisiana does not assess an income tax on income resulting from banking operations. With few exceptions, the Company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2010.

NOTE O. FAIR VALUES OF FINANCIAL INSTRUMENTS

In accordance with FASB ASC Topic 820, “Fair Value Measurement and Disclosure”, disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, is required. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows, and the fair value estimates may not be realized in an immediate settlement of the instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

Fair Value Hierarchy

In accordance with this guidance, the Company groups its financial assets and financial liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 — Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 asset and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE O. FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

Level 2 — Valuation is based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 — Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Investments and Mortgage-Backed Securities — Where quoted prices are available in an active market, the Company classifies the securities within level 1 of the valuation hierarchy. Securities are defined as both long and short positions. Level 1 securities include highly liquid government bonds and exchange-traded equities.

If quoted market prices are not available, the Company estimates fair values using pricing models and discounted cash flows that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, and credit spreads. Examples of such instruments, which would generally be classified within level 2 of the valuation hierarchy, include Government Sponsored Enterprise obligations, corporate bonds, and other securities. Mortgage-backed securities are included in level 2 if observable inputs are available. In certain cases where there is limited activity or less transparency around inputs to the valuation, the Company classifies those securities in level 3.

Cash and Due from Banks — For those short-term instruments, fair value is the carrying value.

Federal Funds Sold/Purchased and Securities Sold Under Repurchase Agreements — The fair value is the carrying value.

Loans — For variable-rate loans that re-price frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar instruments sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (for example, commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using market interest rates for comparable loans. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit Liabilities — The fair values disclosed for demand deposits (for example, interest and noninterest checking, savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE O. FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates on comparable instruments to a schedule of aggregated expected monthly maturities on time deposits.

Short-Term Borrowings — The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on current market rates for similar types of borrowing arrangements.

Accrued Interest — The carrying amounts of accrued interest approximate fair value.

Commitments — The fair value of commitments to extend credit was not significant.

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE O. FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

Fair Value of Assets Measured on a Recurring Basis

Assets measured at fair value on a recurring basis are summarized below; there were no liabilities measured on a recurring basis at March 31, 2014, December 31, 2013 or December 31, 2012 (dollars in thousands):

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
March 31, 2014 (Unaudited)
Mortgage backed securities	$41,520	$—	$41,520	$—
Obligations of other U. S. Government agencies	2,182	—	2,182	—
Obligations of state and political subdivisions	13,971	—	13,971	—
Corporates	5,060	—	5,060	—
Equity mutual funds	479	479	—	—

Total	$63,212	$479	$62,733	$—

December 31, 2013
Mortgage backed securities	$34,462	$—	$34,462	$—
Obligations of other U. S. Government agencies	2,210	—	2,210	—
Obligations of state and political subdivisions	14,100	—	14,100	—
Corporates	4,925	—	4,925	—
Equity mutual funds	476	476	—	—

Total	$56,173	$476	$55,697	$—

December 31, 2012
Mortgage backed securities	$23,812	$—	$23,812	$—
Obligations of other U. S. Government agencies	4,853	—	4,853	—
Obligations of state and political subdivisions	13,403	—	13,403	—
Corporates	1,753	—	1,753	—
Equity mutual funds	505	505	—	—

Total	$44,326	$505	$43,821	$—

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE O. FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

Fair Value Assets Measured on a Nonrecurring Basis

Assets measured at fair value on a non-recurring basis are summarized below; there were no liabilities measured on a non-recurring basis at March 31, 2014, December 31, 2013 or December 31, 2012 (dollars in thousands):

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
March 31, 2014 (Unaudited)
Assets:
Loans held for sale	$25,158	$—	$25,158	$—
Impaired loans	4,477	—	4,477	—
Real estate owned	3,594	—	3,594	—

Total	$33,229	$—	$33,229	$—

December 31, 2013
Assets:
Loans held for sale	$5,029	$—	$5,029	$—
Impaired loans	4,175	—	4,175	—
Real estate owned	3,515	—	3,515	—

Total	$12,719	$—	$12,719	$—

December 31, 2012
Assets:
Loans held for sale	$16,988	$—	$16,988	$—
Impaired loans	870	—	870	—
Real estate owned	2,276	—	2,276	—

Total	$20,134	$—	$20,134	$—

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE O. FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The estimated fair values of the Company’s financial instruments at March 31, 2014, December 31, 2013 and December 31, 2012 were as follows (dollars in thousands):

	Fair Value Measurements at March 31, 2014 (Unaudited)
	Carrying Amount	Total	Level 1	Level 2	Level 3
Financial Assets:
Cash and due from banks	$14,354	$14,354	$14,354	$—	$—
Federal funds sold	500	500	500	—	—
Investment securities	69,773	69,329	—	69,329	—
Other equity securities	2,104	2,104	—	2,104	—
Loans, net of allowance	549,877	554,506	—	—	554,506
Accrued interest receivable	1,768	1,768	1,768	—	—

Financial Liabilities:
Deposits, noninterest-bearing	$64,545	$59,442	$—	$59,442	$—
Deposits, interest-bearing	499,649	555,725	—	—	555,725
FHLB short-term advances and repurchase agreements	16,610	16,610	—	16,610	—
FHLB long-term advances	30,388	30,440	—	—	30,440
Other borrowed funds-long term	3,609	3,605	—	—	3,605
Accrued interest payable	294	294	294	—	—

	Fair Value Measurements at December 31, 2013
	Carrying Amount	Total	Level 1	Level 2	Level 3
Financial Assets:
Cash and due from banks	$27,703	$27,703	$27,703	$—	$—
Federal funds sold	500	500	500	—	—
Investment securities	62,752	62,159	—	62,159	—
Other equity securities	2,020	2,020	—	2,020	—
Loans, net of allowance	505,744	510,998	—	—	510,998
Accrued interest receivable	1,835	1,835	1,835	—	—

Financial Liabilities:
Deposits, noninterest-bearing	$72,795	$72,795	$—	$72,795	$—
Deposits, interest-bearing	459,811	456,046	—	—	456,046
FHLB short-term advances and repurchase agreements	10,203	10,203	—	10,203	—
FHLB long-term advances	30,818	30,896	—	—	30,896
Other borrowed funds-long term	3,609	3,605	—	—	3,605
Accrued interest payable	285	285	285	—	—

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE O. FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

	Fair Value Measurements at December 31, 2012
	Carrying Amount	Total	Level 1	Level 2	Level 3
Financial Assets:
Cash and due from banks	$4,146	$4,146	$4,146	$—	$—
Federal funds sold	495	495	495	—	—
Investment securities	44,326	44,326	—	44,326	—
Other equity securities	1,211	1,211	—	1,211	—
Loans, net of allowance	303,019	302,265	—	—	302,265
Accrued interest receivable	1,186	1,186	1,186	—	—

Financial Liabilities:
Deposits, noninterest-bearing	$37,489	$37,489	$—	$37,489	$—
Deposits, interest-bearing	262,181	264,981	—	—	264,981
FHLB short-term advances and repurchase agreements	16,154	16,154	—	16,154	—
FHLB long-term advances	14,674	14,887	—	—	14,887
Other borrowed funds-long term	—	—	—	—	—
Accrued interest payable	126	126	126	—	—

NOTE P. REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and to average assets (as defined).

As of June 30, 2013, the most recent notifications from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 leverage capital ratios as set forth in the table below. There are no conditions or events since those notifications that management believes have changed the Bank’s category.

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE P. REGULATORY MATTERS (Continued)

The Bank’s and the Company’s actual capital amounts and ratios as of March 31, 2014 and December 31, 2013 and the Bank’s actual capital amounts and ratios as of December 31, 2012 are presented in the tables below (dollars in thousands):

	Actual		Capital Adequacy		Well Capitalized
(dollars in thousands, except for %)	Amount	Ratio	Amount	Ratio	Amount	Ratio
March 31, 2014 (Unaudited)
Tier 1 leverage capital
Investar Holding Corporation	$56,958	8.80%	$25,885	4.00%	N/A	N/A
Investar Bank	$56,613	8.75%	$25,885	4.00%	$32,356	5.00%
Tier 1 risk-based capital
Investar Holding Corporation	$56,958	10.20%	$22,326	4.00%	N/A	N/A
Investar Bank	$56,613	10.15%	$22,310	4.00%	$33,465	6.00%

Total risk-based capital
Investar Holding Corporation	$60,488	10.84%	$44,652	8.00%	N/A	N/A
Investar Bank	$60,143	10.78%	$44,620	8.00%	$55,775	10.00%

December 31, 2013
Tier 1 leverage capital
Investar Holding Corporation	$56,056	9.53%	$23,524	4.00%	N/A	N/A
Investar Bank	$55,894	9.50%	$23,539	4.00%	$29,423	5.00%

Tier 1 risk-based capital
Investar Holding Corporation	$56,056	10.85%	$20,660	4.00%	N/A	N/A
Investar Bank	$55,894	10.83%	$20,653	4.00%	$30,979	6.00%

Total risk-based capital
Investar Holding Corporation	$59,436	11.51%	$41,320	8.00%	N/A	N/A
Investar Bank	$59,274	11.48%	$41,306	8.00%	$51,632	10.00%

December 31, 2012
Tier 1 leverage capital
Investar Bank	$40,059	11.55%	$13,875	4.00%	$17,343	5.00%

Tier 1 risk-based capital
Investar Bank	$40,059	13.06%	$12,267	4.00%	$18,401	6.00%

Total risk-based capital
Investar Bank	$42,781	13.95%	$24,535	8.00%	$30,669	10.00%

The Company is not presented as of December 31, 2012 because the Company did not become the parent of the Bank (and therefore was not subject to capital adequacy requirements) until November 2013. See Note A, Summary of Significant Accounting Policies.

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE P. REGULATORY MATTERS (Continued)

Applicable Federal and State statutes and regulations impose restrictions on the amounts of dividends that may be declared by the Company. In addition to the formal statutes and regulations, regulatory authorities also consider the adequacy of the Company’s total capital in relation to its assets, deposits and other such items and, as a result, capital adequacy considerations could further limit the availability of dividends from the Company. The ability of the Company to pay dividends on its common stock is restricted by the Louisiana Banking Law, the FDIC, and FDIC regulations. Dividends payable by the Bank in 2013 without permission is limited to approximately $5.0 million. In the event the Company is in default or has deferred interest payments on subordinated debentures, the Company would be restricted from paying dividends.

In July 2013, the federal banking regulatory agencies issued a final rule which revises the regulatory capital framework for financial institutions. The final rule (also known as the Basel III capital rules) covers a number of aspects pertaining to capital requirements. These include:

•	Prompt Corrective Action (PCA) Capital Category Thresholds — The following thresholds have been established for an institution to be deemed adequately capitalized:

Total Risk Based Capital Ratio	8.0%
Tier 1 Risk Based Capital Ratio	6.0%
Common Equity Tier 1 Capital Ratio	4.5%
Tier 1 Leverage Ratio	4.0%

•	Establishment of a Capital Conservation Buffer — The Capital Conservation Buffer is phased in through 2019.

•	Changes in risk-weighting of assets.

•	Opt-out Election of Accumulated Other Comprehensive Income from Common Equity Tier 1 Capital.

Financial institutions become subject to the final rule on January 1, 2015.

Management is currently evaluating the provisions of the final rule and their expected impact on the Company and Bank. Management believes that at March 31, 2014 and December 31, 2013, the Company and Bank would have met all new capital adequacy requirements on a fully phased-in basis if such requirements were then effective. There can be no assurances that the Basel III capital rules will not be revised before the effective date and expiration of the phase-in periods.

NOTE Q. COMMITMENTS AND CONTINGENCIES

The Company is a party to financial instruments with off-balance-sheet risk entered into in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, which are not included in the accompanying financial statements.

Commitments to extend credit are agreements to lend money with fixed expiration dates or termination clauses. The Company applies the same credit standards used in the lending process when extending these commitments, and periodically reassesses the customer’s creditworthiness through ongoing credit reviews. Since some commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Collateral is obtained based on the Company’s assessment of the transaction. Essentially all letters of credit issued have expiration dates within one year.

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE Q. COMMITMENTS AND CONTINGENCIES (Continued)

At March 31, 2014, December 31, 2013 and December 31, 2012, the Company’s commitments to extend credit totaled approximately $59.4 million, $67.1 million and $32.6 million, respectively.

The Company is required to maintain average reserves at the Federal Reserve Bank. There were approximately $5.2 million, $4.6 million, and $526,000 in required reserves at March 31, 2014, December 31, 2013 and December 31, 2012, respectively.

During 2013, the Company purchased and renovated the third floor of the building located at 10500 Coursey Boulevard, Baton Rouge, Louisiana to set up its new corporate headquarters. The Company spent approximately $2.9 million on renovations, furniture and equipment in total as of March 31, 2014. As of March 31, 2014, renovations are complete.

The Company entered into an agreement to construct a 2,400 square foot building located at 18101 Highland Market Drive in Baton Rouge, Louisiana. The Company has made application in the first quarter of 2014, with the Louisiana Office of Financial Institutions and the FDIC to open a branch facility. The estimated cost to construct the branch facility is approximately $1.2 million. Opening date of this location is estimated to be in June, 2014.

NOTE R. CONCENTRATIONS OF CREDIT

Substantially all of the Company’s loans and commitments have been granted to customers in the Company’s market area. The concentrations of credit by type of loan are set forth in Note D, Loans. The distribution of commitments to extend credit approximates the distribution of loans outstanding.

The Company maintains deposit accounts and federal funds sold with correspondent banks which may, periodically, exceed the federally insured amount.

NOTE S. TRANSACTIONS WITH RELATED PARTIES

The Company has transactions with related parties that the Company believes the terms and conditions of these transactions are comparable to terms that would have been available from a third party that was unaffiliated with Investar Bank. See Note D, Loans, for more information regarding lending transactions between the Company and these related parties.

The following describes transactions since January 1, 2011 in addition to the ordinary banking relationships described above in which the Company has participated in which one or more of our directors, executive officers or other related persons had or will have a direct or indirect material interest. Thomas C. Besselman, Sr., one of our directors, is the former owner and previously served as president of The Besselman & Little Agency, Inc. Mr. Besselman sold his interest in The Besselman & Little Agency, Inc. in 2012. Gallagher Benefit Services, successor in interest to The Besselman & Little Agency, currently writes our employee benefits insurance. The Company paid approximately $20,000 and $13,000 for the three months ended March 31, 2014 and 2013, respectively, and approximately $995,000, $561,000 and $544,000 for the years ended December 31, 2013, 2012 and 2011, respectively, to the Besselman & Little Agency for such insurance. Both Besselman & Little Agency and Gallagher Benefit Services paid a referral fee to us for referrals of clients to The Besselman & Little Agency or Gallagher Benefit Services for their insurance needs. The Company received referral fees of approximately $20,000 and $13,000 for the three months ended March 31, 2014 and 2013, respectively, and approximately $60,000, $53,000 and $38,000 for the

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE S. TRANSACTIONS WITH RELATED PARTIES (Continued)

years ended December 31, 2013, 2012 and 2011, respectively, from Gallagher Benefit Services. Mr. Besselman is also the owner of H.R. Solutions, L.L.C., located in Baton Rouge, Louisiana, which provides our payroll processing services. The Company paid fees of approximately $ 25,000 and $18,000 for the three months ended March 31, 2014 and 2013, respectively, and $98,000, $59,000 and $40,000 for the years ended December 31, 2013, 2012 and 2011, respectively.

The Company has engaged in a number of transactions with Joffrion Commercial Division, LLC and Joffrion Construction, Inc., each a commercial construction company owned and managed by Gordon H. Joffrion, III, one of our directors. Joffrion Construction, Inc. was retained in 2009 to construct the permanent banking facility at 10922 Coursey Boulevard, Baton Rouge, Louisiana. The Company paid approximately $570,000 to Joffrion Construction, Inc. in connection with the construction of this branch. In 2011 Joffrion Commercial Division, LLC was awarded the bid to renovate a building the Company purchased in Metairie, Louisiana, to serve as our first branch in the Greater New Orleans area. The Company paid approximately $920,000 to Joffrion Commercial Division, LLC in connection with the renovation of this branch, which was completed in 2012. Joffrion Commercial Division, LLC renovated our branch located at 2929 Hwy 190, Mandeville, Louisiana. The Company paid approximately $91,000 for this renovation work, which was completed in 2012.

The Company selected Joffrion Commercial Division, LLC’s bid to construct a building in Lafayette, Louisiana, to serve as our first branch in the Lafayette area. The Company paid approximately $1.7 million to Joffrion Commercial Division, LLC for construction of this facility, which was completed in 2013. Joffrion Commercial Division, LLC was awarded the bid in the amount of $1.0 million for demolition and renovation of the third floor of the Clerk of Court building the Company purchased in Baton Rouge, Louisiana, to serve as our Operations Center. The Company has paid approximately $914,000 to Joffrion Commercial Division, LLC for the demolition and renovation of this facility, which was completed in 2014.

On December 17, 2013, the Company selected Joffrion Commercial Division, LLC to construct a new Baton Rouge branch. The Company believes that the terms and conditions of all of our transactions with Joffrion Commercial Division, LLC are comparable to terms that would have been available from a third party unaffiliated with us or the Bank.

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE T. PARENT ONLY BALANCE SHEET, INCOME AND CASHFLOW STATEMENTS

BALANCE SHEET

	As of March 31, 2014	As of December 31, 2013
(dollars in thousands)	(Unaudited)
ASSETS
Cash and due from bank	$112	$82
Dividend receivable — bank subsidiary	—	48
Due from bank subsidiary	54
Federal income tax receivable	28	7
Investment in bank subsidiary	59,653	58,821
Investment in trust	109	109
Deferred stock issuance cost	190	67
Deferred tax asset	12	12

TOTAL ASSETS	$60,158	$59,146

LIABILITIES
Note payable	$3,609	$3,609
Accrued interest payable	3	3
Due to bank subsidiary	—	3
Dividend payable	48	48

TOTAL LIABILITIES	3,660	3,663

STOCKHOLDERS’ EQUITY
Common stock	3,943	3,943
Treasury stock	(1)
Surplus	45,322	45,281
Retained earnings	7,440	6,609
Accumulated other comprehensive (loss) income	(206)	(350)

TOTAL STOCKHOLDERS’ EQUITY	56,498	55,483

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$60,158	$59,146

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE T. PARENT ONLY BALANCE SHEET, INCOME AND CASHFLOW STATEMENTS (Continued)

STATEMENTS OF OPERATIONS

	For the Three Months Ended March 31, 2014	For the Year Ended December 31, 2013
(dollars in thousands)	(Unaudited)
Revenue
Dividends received from bank subsidiary	$217	$248
Undistributed net income of bank subsidiary	703	2,958
Interest income investment in trust	1	—

TOTAL REVENUE	921	3,206

Expense
Interest on note payable	18	9
Management fees bank subsidiary	30	8
Organizational cost	6	40
Other expense	8	—

TOTAL EXPENSE	62	57

INCOME BEFORE INCOME TAX BENEFIT	859	3,149
INCOME TAX BENEFIT	20	19

NET INCOME	$879	$3,168

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE T. PARENT ONLY BALANCE SHEET, INCOME AND CASHFLOW STATEMENTS (Continued)

CONDENSED STATEMENT OF CASH FLOWS

	For the Three Months Ended March 31, 2014	For the Year Ended December 31, 2013
(dollars in thousands)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$879	$3,168
Adjustments to reconcile net loss to net cash provided by operating activities:
Undistributed earnings of bank subsidiary	(699)	(3,006)
Stock-based compensation	41	31
Net change in:
Increase in income tax receivable	(21)	(7)
Increase in deferred tax asset	—	(12)
Increase in accrued interest payable	—	3
Increase in accrued other liabilities	—	3

NET CASH (USED) BY OPERATING ACTIVITIES:	200	180

CASH FLOWS FROM INVESTING ACTIVITIES
Capital contributed to bank subsidiary	—	(5,177)

NET USED IN INVESTING ACTIVITIES:	—	(5,177)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowing	—	61
Repayment of short-term borrowing	—	(61)
Increase in deferred stock issuance cost	(122)	(67)
Cash dividends paid on common stock	(48)	(169)
Proceeds from sales of common stock	—	5,339
Stock issuance cost	—	(24)

NET CASH PROVIDED BY FINANCING ACTIVITIES:	(170)	5,079

NET INCREASE IN CASH	30	82
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	82	—

CASH AND CASH EQUIVALENTS, END OF YEAR	$112	$82

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash payments for:
Interest on borrowings	$18	$37

Investar Holding Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2014 and 2013 (Unaudited), Years Ended December 31, 2013, 2012 and 2011

NOTE U. EARNINGS PER SHARE

Following is a summary of the information used in the computation of basic and diluted earnings per common share for the three month periods ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011 (in thousands, except share data):

	March 31,		December 31,
	2014	2013	2013	2012	2011
	(Unaudited)
Net income available to common shareholders	$879	$621	$3,168	$2,361	$999
Weighted average number of common shares outstanding — used in computation of basic earnings per common share	3,901,064	3,207,763	3,667,929	2,998,087	1,843,180
Effect of dilutive securities:
Restricted stock	44,049	18,560	32,141	11,704	—
Stock options	22,810	30,311	29,773	39,255	11,635
Stock warrants	193,498	193,645	193,532	253,615	265,656

Weighted average number of common shares outstanding plus effect of dilutive securities used in computation of diluted earnings per common share	4,161,421	3,450,279	3,923,375	3,302,661	2,120,471

Basic earnings per share	$0.23	$0.19	$0.86	$0.79	$0.54

Diluted earnings per share	$0.21	$0.18	$0.81	$0.71	$0.47

NOTE V. SUBSEQUENT EVENTS

Management has evaluated all subsequent events and transactions that occurred after March 31, 2014 up through the date that the financial statements were available to be issued and determined that there were no events that require disclosure. No events or changes in circumstances were identified that would have an adverse impact on the financial statements.

Annex A-1

FIRST COMMUNITY HOLDING COMPANY

AND SUBSIDIARY

DECEMBER 31, 2012 AND 2011

HAMMOND, LOUISIANA

CONTENTS

Audited Financial Statements:

Independent Auditor’s Report	Page A-1-3 - A-1-4

Consolidated Balance Sheets	A-1-5

Consolidated Statements of Income	A-1-6

Consolidated Statements of Comprehensive Income	A-1-7

Consolidated Statements of Changes in Stockholders’ Equity	A-1-8

Consolidated Statements of Cash Flows	A-1-9 - A-1-10

Notes to Consolidated Financial Statements	A-1-11 - A-1-37

2322 Tremont Drive  •  Baton Rouge, LA 70809

178 Del Orleans Avenue, Suite C  •  Denham Springs, LA 70726

Phone: 225.928.4770  •  Fax: 225.926.0945

www.htbcpa.com

March 26, 2013

Independent Auditor’s Report

To the Stockholders and Board of Directors

First Community Holding Company and Subsidiary

Hammond, Louisiana

We have audited the accompanying consolidated financial statements of First Community Holding Company and Subsidiary, which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

A-1-3

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Community Holding Company and Subsidiary as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Respectfully submitted,

Baton Rouge, Louisiana

A-1-4

FIRST COMMUNITY HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2012 AND 2011

ASSETS

	2012	2011
Cash and Cash Equivalents	$1,120,577	$4,702,897
Federal Funds Sold	3,900,000	5,750,000
Securities Available for Sale at Fair Value	16,436,549	12,753,612
Loans Receivable, (Net of Allowance of $1,101,936 and $1,308,520, Respectively)	79,144,337	84,241,774
Bank Premises and Equipment, Net	1,779,114	1,835,232
Other Real Estate and Repossessed Assets	2,252,412	3,695,699
Accrued Interest Receivable	374,637	346,877
Cash Value of Life Insurance	160,287	139,806
Equity Securities	493,500	769,200
Other Assets	752,151	543,590

Total Assets	$106,413,564	$114,778,687

LIABILITIES

Deposits:
Demand Deposits (Non-Interest Bearing)	$12,699,303	$12,006,525
Now and Money Market Deposits	7,142,821	5,977,445
Savings	17,055,242	16,841,120
Certificates of Deposit	48,949,780	57,199,115

	85,847,146	92,024,205

Accrued Interest Payable	443,536	401,404
Federal Home Loan Bank Advances	7,200,000	8,998,315
Notes Payable	2,667,000	3,000,000
Subordinated Debentures	3,609,000	3,609,000
Other Liabilities	243,073	41,001

Total Liabilities	100,009,755	108,073,925

STOCKHOLDERS’ EQUITY

Preferred Stock, $8 Par Value; 100,000 Shares Authorized, -0- Shares Issued and Outstanding	—	—
Common Stock, $1.25 Par Value; 2,000,000 Shares Authorized, 550,325 Shares Issued and Outstanding	687,906	687,906
Additional Paid in Capital	4,096,309	4,096,309
Retained Earnings	1,635,912	1,909,609
Accumulated Other Comprehensive Income (Loss)	(16,318)	10,938

Total Stockholders’ Equity	6,403,809	6,704,762

Total Liabilities and Stockholders’ Equity	$106,413,564	$114,778,687

The accompanying notes are an integral part of these financial statements.

A-1-5

FIRST COMMUNITY HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Interest Income:
Interest and Fees on Loans	$5,225,802	$5,499,028
Interest on Investment Securities	343,548	213,258
Interest Income - Other Institutions	19,802	71,223
Interest Income - Federal Funds Sold	684	3,087

Total Interest Income	5,589,836	5,786,596
Interest Expense:
Interest Expense on Deposits	989,245	1,313,190
Interest Expense on Borrowings	169,750	174,134

Total Interest Expense	1,158,995	1,487,324

Net Interest Income	4,430,841	4,299,272

Provision for Loan Losses	585,000	244,118

Net Interest Income after Provision for Loan Losses	3,845,841	4,055,154

Non-Interest Income:
Customer Service Fees	235,858	274,736
Gain on Sale of Securities	42,444	41,182
Other Miscellaneous Income	94,296	106,819

Total Non-Interest Income	372,598	422,737

Income Before Non-Interest Expense	4,218,439	4,477,891

Non-Interest Expense:
Salaries and Employee Benefits	2,052,333	1,896,085
Occupancy Expense	277,917	312,562
Equipment Expense	57,336	56,334
Net Other Real Estate Expense	819,690	421,042
Other Operating Expenses	1,431,307	1,454,582

Total Non-Interest Expense	4,638,583	4,140,605

Income (Loss) Before Income Taxes	(420,144)	337,286

Applicable Income Tax (Benefit)	(146,447)	131,458

Net Income (Loss)	$(273,697)	$205,828

Per Share:
Net Income (Loss)	$(0.50)	$0.37

The accompanying notes are an integral part of these financial statements.

A-1-6

FIRST COMMUNITY HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011

Net Income (Loss)	$(273,697)	$205,828

Other Comprehensive Income (Loss):
Unrealized Gains (Losses) on Investment Securities, Net of Taxes	15,188	57,467

Reclassification Adjustment for Losses (Gains) included in Net Income (Loss)	(42,444)	(41,182)

Other Comprehensive Income (Loss), Net of Taxes	(27,256)	16,285

Comprehensive Income (Loss)	$(300,953)	$222,113

The accompanying notes are an integral part of these financial statements.

A-1-7

FIRST COMMUNITY HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity

Balances, January 1, 2011	$—	$687,906	$4,096,309	$1,703,781	$(5,347)	$6,482,649

Comprehensive Income:
Net Income (Loss)	—	—	—	205,828	—	205,828
Other Comprehensive Income, Net of Tax	—	—	—	—	16,285	16,285

Balances, December 31, 2011	—	687,906	4,096,309	1,909,609	10,938	6,704,762

Comprehensive Income:
Net Income (Loss)	—	—	—	(273,697)	—	(273,697)
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	(27,256)	(27,256)

Balances, December 31, 2012	$—	$687,906	$4,096,309	$1,635,912	$(16,318)	$6,403,809

The accompanying notes are an integral part of these financial statements.

A-1-8

FIRST COMMUNITY HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Cash Flows From Operating Activities:
Net Income (Loss)	$(273,697)	$205,828
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:
Depreciation Expense	112,774	105,949
Provision for Loan Losses	585,000	244,118
Provision for Write Down of Other Real Estate	514,333	384,678
Net Amortization (Accretion) of Securities	38,665	62,134
(Gain) Loss on Sale of Securities	(42,444)	(41,182)
(Gain) Loss on Sale of Other Real Estate and Repossessed Assets	147,971	(64,030)
Stock Dividends Received on Other Equity Securities	(2,000)	(2,000)
(Increase) Decrease in Cash Value of Life Insurance	(20,481)	(19,657)
(Increase) Decrease in Accrued Interest Receivable	(27,760)	(5,095)
(Increase) Decrease in Other Assets	(208,561)	545,939
Increase (Decrease) in Accrued Interest Payable	42,132	2,848
Increase (Decrease) in Other Liabilities	202,072	(37,995)

Net Cash Provided by Operating Activities	1,068,004	1,381,535

Cash Flows From Investing Activities:
Net (Increase) Decrease in Federal Funds Sold	1,850,000	4,150,000
Purchase of Securities Available for Sale	(23,122,147)	(18,344,817)
Purchase of Equity Securities	(1,900)	—
Equity Securities Redeemed	279,600	—
Principal Payments on Mortgage-Backed Securities	498,524	814,610
Net (Increase) Decrease in Loans	4,182,579	(2,413,555)
Purchases of Premises and Equipment	(56,656)	(41,688)
Proceeds from Maturities of Securities Available for Sale	18,917,209	10,818,123
Proceeds from Sales of Other Real Estate and Repossessed Assets	1,110,841	1,149,079

Net Cash Provided by (Used In) Investing Activities	3,658,050	(3,868,248)

(CONTINUED)

A-1-9

	2012	2011
Cash Flows From Financing Activities:
Proceeds from (Payments on) Advances from Federal Home Loan Bank	(1,798,315)	—
Repayment of Borrowings	(333,000)	—
Net Increase (Decrease) in Deposits	(6,177,059)	(1,014,790)

Net Cash Provided by (Used in) Financing Activities	(8,308,374)	(1,014,790)

Net Decrease in Cash and Cash Equivalents	(3,582,320)	(3,501,503)

Cash and Cash Equivalents at Beginning of Year	4,702,897	8,204,400

Cash and Cash Equivalents at End of Year	$1,120,577	$4,702,897

Supplemental Disclosures of Cash Flow Information:
Cash Payments for:
Interest Paid on Deposits	$947,113	$1,310,342

Interest Paid on Borrowings	$169,750	$174,134

Non-Cash Investing Activities:
Other Real Estate and Repossessed Assets Acquired in Settlement of Loans	$329,858	$1,526,399

Increase (Decrease) in Net Unrealized Gain on Securities Available for Sale	$(27,256)	$16,285

The accompanying notes are an integral part of these financial statements.

A-1-10

FIRST COMMUNITY HOLDING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note A - Summary of Significant Accounting Policies -

The accounting principles followed by First Community Holding Company and Subsidiary are those which are generally practiced within the banking industry. The methods of applying those principles conform with generally accepted accounting principles and have been applied on a consistent basis. The principles which significantly affect the determination of financial position, results of operations, changes in stockholders’ equity and cash flows are summarized below.

Principles of Consolidation

The consolidated financial statements include the accounts of First Community Holding Company (the Company), and its wholly-owned subsidiary, First Community Bank (the Bank). All significant intercompany accounts and transactions have been eliminated. Certain reclassifications to previously published financial statements have been made to comply with current reporting requirements. These reclassifications did not have an effect on previously reported net income.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The Bank’s loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent on economic conditions in the area.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Securities

Management determines the appropriate classification of debt securities (held to maturity, available for sale, or trading) at the time of purchase and reevaluates this classification periodically. Securities classified as held to maturity are those debt securities the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by various methods approximating the interest method over their contractual lives.

A-1-11

Securities that may be sold prior to maturity are classified as securities available for sale. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Bank’s assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as components of comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the amortized cost of specific securities sold, are included in earnings. Securities purchased for trading purposes are classified as trading securities and are carried at market value with market adjustments included in non-interest income. The Bank had no securities classified as held to maturity or trading at December 31, 2012 or 2011.

Loans

Loans are stated at principal amounts outstanding, less unearned income and allowance for loan losses. Interest on commercial and individual loans is accrued daily based on the principal outstanding.

Generally, the Bank discontinues the accrual of interest income when a loan becomes 90 days past due as to principal or interest. When a loan is placed on non-accrual status, previously recognized but uncollected interest is reversed to income or charged to the allowance for loan losses. Subsequent cash receipts on non-accrual loans are accounted for on the cost recovery method, until the loans qualify for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. The Bank classifies loans as impaired if, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Impairment is measured on a loan by loan basis by either the present value of the expected future cash flows discounted at the loan’s effective interest rate or the loan’s observable market price, or based on the fair value of the collateral if the loan is collateral dependent.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized in a valuation allowance by charges to income. Gains on sales of loans are recognized when the proceeds from the loan sales are received by the Bank.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which in management’s judgment is adequate to absorb credit losses inherent in the loan portfolio. The allowance for loan losses is based upon management’s review and evaluation of the loan portfolio. Factors considered in the establishment of the allowance for loan losses include management’s evaluation of specific loans; the level and composition of classified loans; historical loss experience; results of examinations by regulatory agencies; an internal asset review process; expectations of future economic conditions and their impact on particular borrowers; and other judgmental factors. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

The allowance for loan losses is based on estimates of potential future losses, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and as adjustments become necessary, the effect of the change in estimate is charged to operating expenses in the period incurred. All losses are charged to the allowance for loan losses when the loss actually occurs or when management believes that the collectability of the principal is unlikely. Recoveries are credited to the allowance at the time of recovery.

A-1-12

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided at rates based upon estimated useful service lives using the straight-line method for financial reporting purposes and accelerated methods for tax reporting purposes.

The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal and the resulting gains or losses are included in current operations. Expenditures for maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

Other Real Estate and Repossessed Assets

Other real estate and repossessed assets is comprised of assets acquired through foreclosure or negotiated settlement. The carrying value of these assets is lower of cost or fair value. Losses arising from the acquisition of these assets are charged against the allowance for loan losses. Any subsequent market reductions required are charged to other operating expense. Revenues and expenses associated with maintaining or disposing of foreclosed assets are recorded during the period in which they are incurred.

Stock Option Plan

The Company measures the cost of employee services received in exchange for an award of equity based instruments based on the grant-date fair value of the award and recognizes the cost over the period during which an employee is required to provide service in exchange for the award. Note H below sets forth information with respect to stock based awards.

Compensated Absences

Employees of the Bank are entitled to paid vacation and sick days off. Vacation and sick days are granted on an annual basis to eligible employees. Unused vacation days carryover from year to year. Unused sick days expire on each employee’s employment anniversary date each year. The estimated amount of compensation for future absences is deemed immaterial to the consolidated financial statements; accordingly, no liability has been recorded in the accompanying financial statements. The Bank’s policy is to recognize the cost of compensated absences when actually paid to employees.

Income Taxes

The provision for income taxes is based on income as reported in the financial statements after interest income from state and municipal securities is excluded. Also certain items of income and expenses are recognized in different time periods for financial statement purposes than for income tax purposes. Thus provisions for deferred taxes are recorded in recognition of such timing differences.

Deferred taxes are provided utilizing a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of December 31, 2012 and 2011, the Company does not believe that it has taken any positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year.

A-1-13

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, the Company is no longer subject to federal and state income tax examinations by tax authorities for years before 2009. Any interest and penalties assessed by income taxing authorities are not significant and are included in general and administrative expenses in these financial statements.

Advertising

The Bank expenses all costs of advertising the first time the advertising takes place. Advertising included in Other Operating Expenses for the years ended December 31, 2012 and 2011 totaled $38,754 and $46,774, respectively.

Statements of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from correspondent banks.

Earnings Per Common Share

Earnings per share are computed by dividing the net income (loss) for the year by the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding was 550,325 for the years ended December 31, 2012 and 2011.

Comprehensive Income

Components of comprehensive income are revenues, expenses, gains, and losses that under GAAP are included in comprehensive income but excluded from net income. The components of comprehensive income are disclosed in the statements of comprehensive income for all years presented.

Recent Accounting Pronouncements

In April 2011, the FASB issued ASU 2011-02, A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. ASU 2011-02 provided additional clarification for creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constituted a troubled debt restructuring. ASU 2011-02 was effective for annual periods ending on or after December 15, 2012. The disclosure requirements contained in ASU 2011-02 are presented in the financial statements in the Loans and Allowance for Loan Losses footnote as of December 31, 2012 and 2011.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income. ASU 2011-05 required entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income in a single continuous statement of comprehensive income or in two separate consecutive statements. The effective date for ASU 2011-05 was for fiscal years ending after December 15, 2012. The adoption of ASU 2011-05 did not have a material impact on the Company’s results of operations or financial position. It did effectuate a change in presentation of stockholders’ equity as the Company previously presented comprehensive income in its consolidated statement of changes in stockholders’ equity.

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The objective of ASU 2013-02 is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments included in ASU 2013-02 do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component.

A-1-14

For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. For nonpublic entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2013, with early adoption permitted. As the adoption of ASU 2013-02 amends only disclosure requirements, the adoption will have no impact on the Company’s results of operations or financial position.

Subsequent Events

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through March 26, 2013, the date which the financial statements were available to be issued.

Note B - Securities -

The amortized cost and fair value of securities available for sale as of December 31, 2012 and 2011 are summarized as follows:

	December 31, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government Agency Securities	$15,000,000	$18,248	$(31,652)	$14,986,596
Mortgage-Backed Securities	1,452,867	3,720	(6,634)	1,449,953

Total	$16,452,867	$21,968	$(38,286)	$16,436,549

	December 31, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. Government Agency Securities	$9,505,000	$2,130	$(23,359)	$9,483,771
Mortgage-Backed Securities	3,237,674	32,167	—	3,269,841

Total	$12,742,674	$34,297	$(23,359)	$12,753,612

The contractual scheduled maturities of debt securities available for sale at December 31, 2012 were as follows:

	Amortized Cost	Fair Value

Within One Year	$—	$—
After One but within Five Years	935,913	939,633
After Five but within Ten Years	516,954	510,320
After Ten Years	15,000,000	14,986,596

	$16,452,867	$16,436,549

Expected maturities may differ from contractual maturities on mortgage-backed securities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

A-1-15

The following tables reflect gross unrealized losses, fair values and length of time in a continued unrealized loss position for all securities with fair values below amortized cost at December 31, 2012 and 2011. Management evaluates securities for other than temporary impairment when economic and market conditions warrant such evaluations. Consideration is given to the extent and length of time the fair value has been below cost, the reasons for the decline in value, and the Company’s intent to sell a security or whether it is more likely than not we will be required to sell the security before the recovery of its amortized cost. The Company developed a process to identify securities that could potentially have a credit impairment that is other than temporary. This process involves evaluating each security for impairment by monitoring credit performance, collateral type, collateral geography, loan-to-value ratios, credit scores, loss severity levels, pricing levels, downgrades by rating agencies, cash flow projections and other factors as indicators of potential credit issues. When the Company determines that a security is deemed to be other than temporarily impaired, an impairment loss is recognized. The Bank has the ability and intent to hold these securities until a recovery of their amortized cost basis, which may be at maturity, and therefore, does not consider these impairments to be other than temporary.

	2012
	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

U.S. Government Agency Securities	$4,968,348	$31,652	$—	$—	$4,968,348	$31,652

Mortgage-Backed Securities	510,320	6,634	—	—	510,320	6,634

	$5,478,668	$38,286	$—	$—	$5,478,668	$38,286

	2011
	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

U.S. Government Agency Securities	$6,981,641	$23,359	$—	$—	$6,981,641	$23,359

Mortgage-Backed Securities	—	—	—	—	—	—

	$6,981,641	$23,359	$—	$—	$6,981,641	$23,359

The bank had a realized gain on the sale of securities for the years ended December 31, 2012 and 2011 in the amount of $42,444 and $41,182, respectively.

Securities with carrying values of $ 1,253,792 and $ 1,113,680 at December 31, 2012 and 2011, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

The Bank has invested in Federal Home Loan Bank (FHLB) and First National Bankers Bancshares (FNBB) stock. The stock is reflected at cost and is included in Equity Securities in these financial statements. The cost of the investment approximates fair value at December 31, 2012 and 2011. The FHLB stock is pledged to secure advances from the Federal Home Loan Bank. The FNBB stock is pledged to secure the Company’s line of credit.

A-1-16

Note C - Loans and Allowance for Loan Losses-

An analysis of the loan portfolio at December 31, 2012 and 2011 is as follows:

	2012	2011

Residential Construction	$5,299,482	$1,947,878
Other Construction and Land Development	16,140,646	20,879,314
Residential Mortgages	27,211,788	30,057,978
Commercial Real Estate	24,670,618	23,676,877
Other Commercial Loans	5,631,692	7,256,125
Consumer Loans	1,249,351	1,707,002
Overdrafts	47,704	27,704

	80,251,281	85,552,878
Allowance for Loan Losses	(1,101,936)	(1,308,520)
Loan Origination Fees (Deferred)	(5,008)	(2,584)

Total Loans	$79,144,337	$84,241,774

Specific performing single family, multi-family, and small business loans are pledged as collateral securing advances from the FHLB at December 31, 2012 and 2011.

The Bank is permitted under the laws of the State of Louisiana to make extensions of credit to its executive officers, directors and their affiliates in the ordinary course of business. An analysis of the aggregate of these loans for 2012 and 2011 is as follows:

	2012	2011

Balance - Beginning of Year	$134,075	$154,280
Repayments	(21,503)	(20,205)

Balance - End of Year	$112,572	$134,075

Management segregates the loan portfolio into portfolio segments which is defined as the level at which the Bank develops and documents a systematic method for determining its allowance for loan losses. The portfolio segments are segregated based on loan types and the underlying risk factors present in each loan type. Such risk factors are periodically reviewed by management and revised as deemed appropriate. The following tables set forth, as of December 31, 2012 and 2011, the balance of the allowance for loan losses by portfolio segment, disaggregated by impairment methodology, which is then further segregated by amounts evaluated for impairment collectively and individually. The allowance for loan losses allocated to each portfolio segment is not necessarily indicative of future losses in any particular portfolio segment and does not restrict the use of the allowance to absorb losses in other portfolio segments.

A-1-17

Allowance for Credit Losses and Recorded Investment in Loans Receivable

For the Year Ended December 31, 2012

	Real Estate	Commercial	Consumer	Total

Allowance for Credit losses:
Beginning Balance	$1,147,375	$142,177	$18,968	$1,308,520
Charge-Offs	(773,291)	(29,816)	(4,075)	(807,182)
Recoveries	2,824	—	12,774	15,598
Provision	610,011	(400)	(24,611)	585,000

Ending Balance	$986,919	$111,961	$3,056	$1,101,936

Ending Balance:
Individually Evaluated for Impairment	$508,593	$101,812	$—	$610,405

Ending Balance:
Collectively Evaluated for Impairment	$478,326	$10,149	$3,056	$491,531

Loans Receivable:
Ending Balance	$73,322,534	$5,631,692	$1,297,055	$80,251,281

Ending Balance:
Individually Evaluated for Impairment	$5,192,286	$371,188	$—	$5,563,474

Ending Balance:
Collectively Evaluated for Impairment	$68,130,248	$5,260,504	$1,297,055	$74,687,807

A-1-18

Allowance for Credit Losses and Recorded Investment in Loans Receivable

For the Year Ended December 31, 2011

	Real Estate	Commercial	Consumer	Total

Allowance for Credit losses:
Beginning Balance	$1,631,439	$138,209	$42,231	$1,811,879
Charge-Offs	(711,486)	(37,833)	(25,264)	(774,583)
Recoveries	7,466	—	19,640	27,106
Provision	219,956	41,801	(17,639)	244,118

Ending Balance	$1,147,375	$142,177	$18,968	$1,308,520

Ending Balance:
Individually Evaluated for Impairment	$527,980	$130,063	$—	$658,043

Ending Balance:
Collectively Evaluated for Impairment	$619,395	$12,114	$18,968	$650,477

Loans Receivable:
Ending Balance	$76,562,047	$7,256,125	$1,734,706	$85,552,878

Ending Balance:
Individually Evaluated for Impairment	$4,021,782	$412,254	$—	$4,434,036

Ending Balance:
Collectively Evaluated for Impairment	$72,540,265	$6,843,871	$1,734,706	$81,118,842

Management further disaggregates the loan portfolio segments into classes of loans, which are based on the initial measurement of the loan, risk characteristics of the loan and the method for monitoring and assessing the credit risk of the loan.

A-1-19

At December 31, 2012 and 2011, the credit quality indicators (performing and nonperforming loans), disaggregated by class of loan, are as follows:

Credit Quality Indicators - Credit Risk Profile Based on Payment Activity as of December 31, 2012:

	Performing	Nonperforming	Total

Mortgage Loans:
Construction-Residential	$5,299,482	$—	$5,299,482
Permanent:
1 to 4 Family	26,973,321	238,467	27,211,788
Commercial RE	24,635,210	35,408	24,670,618
Construction and Land Development	14,819,004	1,321,642	16,140,646
Nonmortgage Loans:
Commercial	5,631,692	—	5,631,692
Consumer	1,274,358	22,697	1,297,055

Total	$78,633,067	$1,618,214	$80,251,281

Credit Quality Indicators - Credit Risk Profile Based on Payment Activity As of December 31, 2011:

	Performing	Nonperforming	Total

Mortgage Loans:
Construction-Residential	$1,947,878	$—	$1,947,878
Permanent:
1 to 4 Family	29,527,214	530,764	30,057,978
Commercial RE	23,640,927	35,950	23,676,877
Construction and Land Development	19,070,404	1,808,910	20,879,314
Nonmortgage Loans:
Commercial	7,188,719	67,406	7,256,125
Consumer	1,657,687	77,019	1,734,706

Total	$83,032,829	$2,520,049	$85,552,878

A-1-20

The following tables reflect certain information with respect to the loan portfolio delinquencies by loan class and amount as of December 31, 2012 and 2011:

Aged Analysis of Past Due Loans Receivable as of December 31, 2012:

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Loans Receivable	Recorded Investment Over 90 Days Past Due and Still Accruing

Mortgage Loans:
Construction-Residential	$—	$—	$—	$—	$5,299,482	$5,299,482	$—
Permanent:
1 to 4 Family	661,846	10,953	227,515	900,314	26,311,474	27,211,788	14,241
Commercial RE	359,310	—	35,408	394,718	24,275,900	24,670,618	—
Construction and Land Development	116,807	81,994	1,254,012	1,452,813	14,687,833	16,140,646	—
Nonmortgage Loans:
Commercial	—	—	—	—	5,631,692	5,631,692	—
Consumer	1,657	—	22,697	24,354	1,272,702	1,297,056	—

Total	$1,139,620	$92,947	$1,539,632	$2,772,199	$77,479,083	$80,251,282	$14,241

Loan Receivables on Nonaccrual Status

December 31, 2012
Mortgage Loans:
Permanent:
1 to 4 Family	$224,226
Commercial RE	35,408
Construction and Land Development	1,321,642
Nonmortgage Loans:
Commercial	—
Consumer	22,697

Total	$1,603,973

(CONTINUED)

A-1-21

Aged Analysis of Past Due Loans Receivable as of December 31, 2011:

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Loans Receivable	Recorded Investment Over 90 Days Past Due and Still Accruing

Mortgage Loans:
Construction-Residential	$—	$—	$—	$—	$1,947,878	$1,947,878	$—
Permanent:
1 to 4 Family	680,348	136,654	394,110	1,211,112	28,846,866	30,057,978	—
Commercial RE	616,930	—	—	616,930	23,059,947	23,676,877	—
Construction and Land Development	327,892	—	1,754,672	2,082,564	18,796,750	20,879,314	—
Nonmortgage Loans:
Commercial	7,517	28,579	—	36,096	7,220,029	7,256,125	—
Consumer	46,451	64,992	12,027	123,470	1,611,236	1,734,706

Total	$1,679,138	$230,225	$2,160,809	$4,070,172	$81,482,706	$85,552,878	$—

Loan Receivables on Nonaccrual Status

December 31, 2011
Mortgage Loans:
Permanent:
1 to 4 Family	$417,577
Commercial RE	35,950
Construction and Land Development	1,808,910
Nonmortgage Loans:
Commercial	67,406
Consumer	4,639

Total	$2,334,482

(CONTINUED)

A-1-22

Impaired Loans

For the Year Ended December 31, 2012

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With an allowance recorded:
Mortgage Loans:
Construction - Residential	$1,301,316	$1,842,381	$23,026	$1,545,970	$5,492
Permanent, Secured by
1 - 4 Family	879,838	879,838	188,007	1,164,572	68,154
Multifamily	1,003,890	1,003,890	297,560	541,918	71,777
Commercial Real Estate	361,554	361,554	101,812	382,087	18,110

	3,546,598	4,087,663	610,405	3,634,547	163,533

With no allowance recorded:
Mortgage Loans:
Construction - Residential	813,939	848,954	—	406,970	50,335
Permanent, Secured by
1 - 4 Family	588,610	602,311	—	473,162	21,579
Multifamily	604,693	604,693	—	474,445	39,646
Commercial Real Estate	9,634	9,634	—	9,635	514

	2,016,876	2,065,592	—	1,364,212	112,074

Total Impaired Loans:
Mortgage Loans:
Construction - Residential	2,115,255	2,691,335	23,026	1,952,940	55,827
Permanent, Secured by
1 - 4 Family	1,468,448	1,482,149	188,007	1,637,734	89,733
Multifamily	1,608,583	1,608,583	297,560	1,016,363	111,423
Commercial Real Estate	371,188	371,188	101,812	391,722	18,624

	$5,563,474	$6,153,255	$610,405	$4,998,759	$275,607

(CONTINUED)

A-1-23

Impaired Loans

For the Year Ended December 31, 2011

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With an allowance recorded:
Mortgage Loans:
Construction - Residential	$1,790,622	$1,791,686	$179,974	$1,869,000	$16,940
Permanent, Secured by
1 - 4 Family	1,449,305	1,474,351	324,864	1,514,000	87,603
Multifamily	79,946	79,945	23,142	39,000	5,723
Commercial Real Estate	402,619	402,619	130,063	460,000	8,446

	3,722,492	3,748,601	658,043	3,882,000	118,712

With no allowance recorded:
Mortgage Loans:
Construction - Residential	—	—	—	1,072,000	—
Permanent, Secured by
1 - 4 Family	357,713	375,712	—	474,000	9,312
Multifamily	344,196	344,196	—	172,000	23,701
Commercial Real Estate	9,635	9,634	—	77,000	170

	711,544	729,542	—	1,795,000	33,183

Total Impaired Loans:
Mortgage Loans:
Construction - Residential	1,790,622	1,791,686	179,974	2,941,000	16,940
Permanent, Secured by
1 - 4 Family	1,807,018	1,850,063	324,864	1,988,000	96,915
Multifamily	424,142	424,141	23,142	211,000	29,424
Commercial Real Estate	412,254	412,253	130,063	537,000	8,616

	$4,434,036	$4,478,143	$658,043	$5,677,000	$151,895

The Bank seeks to assist customers that are experiencing financial difficulty by renegotiating loans within lending regulations and guidelines. The Bank makes loan modifications primarily utilizing internal renegotiation programs via direct customer contact, that manage customer’s debt exposures held only by the company. Additionally, the Bank makes loan modifications with customers who have elected to work with external renegotiation agencies and these modifications provide solutions to customers’ entire debt structures. During the years ended December 31, 2012 and 2011, the concessions granted to certain borrowers included extending the payment due dates, lowering the contractual interest rate, reducing accrued interest, and reducing the debt’s face or maturity amount.

Once modified in a troubled debt restructuring, a loan is generally considered impaired until its contractual maturity. At the time of the restructuring, the loan is evaluated for an asset-specific allowance for credit losses. The Bank continues to specifically reevaluate the loan in subsequent periods, regardless of the borrower’s performance under the modified terms. If a borrower subsequently defaults on the loan after it is restricted, the Bank provides an allowance for credit losses for the amount of the loan that exceeds the value of the related collateral.

As of December 31, 2012 the Bank had three loans that had been modified in troubled debt restructurings. The loans had a post-modified outstanding recorded investment of $1,837,026 and unpaid principal balances of $2,377,026.

A-1-24

Note D - Bank Premises and Equipment -

Bank premises and equipment costs and the related accumulated depreciation at December 31, 2012 and 2011, are as follows:

	2012	2011

Leasehold Improvements	$404,217	$404,217
Land	735,000	735,000
Building	1,171,805	1,171,805
Furniture, Fixtures and Equipment	236,102	377,125

	2,547,124	2,688,147

Less: Accumulated Depreciation	(768,010)	(852,915)

Bank Premises and Equipment, Net	$1,779,114	$1,835,232

The provision for depreciation charged to operations was $112,774 and $105,949 for the years ended December 31, 2012 and 2011, respectively.

Note E - Deposits -

The aggregate amount of certificates of deposit in denominations of $100,000 or more, included in deposits, as of December 31, 2012 and 2011, was $20,564,000 and $22,844,000, respectively. Interest expense on such certificates of deposit was $386,091 in 2012 and $461,872 in 2011.

The maturities of certificates of deposits of $100,000 or more at December 31, 2012 are as follows:

Three Months or Less	$3,904,000
Over Three Months Through One Year	9,811,000
Over One Year Through Five Years	6,849,000

$20,564,000

Public fund deposits at December 31, 2012 and 2011, were $3,060,000 and $3,087,000, respectively.

A-1-25

Note F - Regulatory Matters -

The Company and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, that if undertaken, could have a direct material affect on the Company’s and the Bank’s financial statements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines involving quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company and the Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios. As detailed below, as of December 31, 2012 and 2011, the Bank met all of the capital adequacy requirements to which they are subject. As of December 31, 2012 and 2011, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the most recent notification that management believes have changed the prompt corrective action category. Following is a summary of capital ratios of the Bank at December 31, 2012 and 2011.

	Actual		Required for Capital Adequacy Purposes	To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratios
As of December 31, 2012:
Total Capital (to Risk-Weighted Assets)	13,983	18.26%	8.00%	10.00%

Tier I Capital (to Risk-Weighted Assets)	13,022	17.00%	4.00%	6.00%

Tier I Leveraged Capital (to Average Assets)	13,022	12.23%	4.00%	5.00%

As of December 31, 2011:
Total Capital (to Risk-Weighted Assets)	13,737	16.85%	8.00%	10.00%

Tier I Capital (to Risk-Weighted Assets)	12,715	15.60%	4.00%	6.00%

Tier I Leveraged Capital (to Average Assets)	12,715	11.17%	4.00%	5.00%

Under current regulations, the Bank is limited in the amount it may loan to its Parent. Loans to the Parent may not exceed 10% of the Bank’s capital and surplus. There were no loans outstanding at December 31, 2012 or 2011.

Note G - Retirement Plan -

The Bank maintains a Simplified Employee Pension Plan (SEP) available to all employees upon hiring. The Bank may elect to contribute up to 5% of the participant’s compensation. For the years ended December 31, 2012 and 2011, the Bank’s matching contributions totaled $39,088 and $34,666, respectively.

The Bank maintains a deferred compensation plan for a former employee. The liability in association with this plan is included in other liabilities at December 31, 2012.

A-1-26

Note H - Stock Option Plan -

The Company maintains a non-qualified stock option plan which requires the Bank and optionee to enter into a written agreement specifying the number of shares that one has an option to purchase and the option amount per share. The optionee is entitled to exercise the options immediately. The options expire ten years following the date of grant. There were changes in the options outstanding during 2012.

The following table summarizes information about fixed stock options exercisable at December 31, 2012:

Options Outstanding and Exercisable
Exercise Price	Number Outstanding at 12/31/12	Remaining Contractual Life

$9.50	22,500	9 Years
8.00	4,000	3 Years

Note I - Income Taxes -

The total provision (benefit) for income taxes charged to income amounted to $(146,447) for 2012 and $131,458 for 2011.

The components of the provision for income taxes are:

	2012	2011

Provision for Current Taxes	$—	$72,437
Provision (Benefit) for Deferred Taxes	(146,447)	59,021

	$(146,447)	$131,458

A net deferred tax asset of $540,000 and $455,735 is included in other assets at December 31, 2012 and 2011, respectively.

The net deferred tax asset (liability) consists of the following components at December 31, 2012 and 2011:

	2012	2011
Deferred Tax Liabilities:
Stock Dividends	$(27,948)	$(28,050)
Depreciation	(4,764)	(2,254)

	(32,712)	(30,304)

Deferred Tax Assets:
Deferred Interest on Debentures	55,625	26,158
Writedown of Other Real Estate	409,426	254,448
Provision for Loan Losses	107,661	205,433

	572,712	486,039

Net Deferred Tax Asset (Liability)	$540,000	$455,735

Note J - Commitments -

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers consisting of commitments to extend credit. These commitments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets.

A-1-27

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. In the normal course of business the Bank has made commitments to extend credit of $10,600,000 and $9,900,000 at December 31, 2012 and 2011, respectively. Commitments generally have fixed expiration dates and may expire without being drawn upon. Therefore, the total commitment amount does not necessarily represent future cash requirements. The Bank does not anticipate any losses as a result of these commitments to extend credit.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk and collateralization policy involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Bank had total unfunded letters of credit of $310,000 and $160,000 as of December 31, 2012 and 2011, respectively.

The Company conducts certain operations in leased facilities. Total rent expense charged to net occupancy expense on these leases amounted to $12,000 for each of the years ended December 31, 2012 and 2011.

Future minimum rental payments required under these operating leases are:

December 31,

2013	$12,000
2014	3,000

$15,000

Note K - Concentrations of Credit -

All of the Bank’s loans and commitments have been granted to customers in the Bank’s market area. The majority of such customers are depositors of the Bank. The concentrations of credit by type of loan are shown in Note C. The distribution of commitments to extend credit approximates the distribution of loans outstanding.

Included in Cash and Cash Equivalents and Federal Funds Sold are amounts deposited in various institutions which may, periodically, exceed the federally insured amount. The Bank has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

Note L - Borrowings -

The Company has a line of credit from FNBB totaling $3,000,000, to assist in maintaining short-term liquidity. The line of credit has a variable rate of interest. The line has a stated maturity date of April 27, 2020 and calls for interest only payments to be made quarterly until April 27, 2012. Annual principal payments in the amount of $333,000 are required each April through maturity. As of December 31, 2012 and 2011, the balance outstanding on the line was $2,667,000 and $3,000,000, respectively. The line is secured by the stock of the Company and FNBB stock. The Company has set aside cash in the amount of $117,000 and $450,000 at December 31, 2012 and 2011, respectively, for future debt service in association with this line of credit.

The Bank had outstanding advances from the Federal Home Loan Bank of Dallas. Drawings on the line at December 31, 2012 totaled $7,200,000. The Federal Home Loan Bank of Dallas establishes interest rates at the time an advance is made. Interest rates on outstanding advances at December 31, 2012 range from 0.21% to 0.23%. Drawings on the line at December 31, 2011 totaled $8,998,315. All outstanding advances mature during 2013. The advances are collateralized by the Bank’s investment in Federal Home Loan Bank stock and a lien on specific qualifying loans.

A-1-28

Note M - Other Operating Expenses -

An analysis of Other Operating Expenses for the years ended December 31, 2012 and 2011 is as follows:

	2012	2011

Data Processing	$396,312	$414,552
Directors Fees	66,000	46,000
Insurance	61,336	53,723
Legal and Professional Fees	241,548	220,701
Loan Collection Costs	157,219	89,897
Postage	60,243	57,012
Regulatory Assessments	216,181	299,570
Other	232,468	273,127

	$1,431,307	$1,454,582

Note N - Contingencies -

In the ordinary course of business, the Company is involved in various legal proceedings. In the opinion of management and counsel, any liability resulting from such proceedings would not have a material adverse effect on the Company’s financial statements.

Note O - Subordinated Debentures

In March 2006, First Community Louisiana Statutory Trust I (the Trust I), a wholly-owned subsidiary of the Company, sold capital securities to the public. The capital securities consisted of 3,500 capital securities with a $1,000 liquidation amount for each capital security, for a total of $3,500,000. The capital securities are fully guaranteed by the Company. Each capital security pays a cumulative quarterly distribution using a floating rate with a three month LIBOR + 1.77% of the liquidation amounts. Each capital security represents an undivided preferred beneficial interest in the assets of the Trust I. The Trust I used the proceeds of the above sale and the proceeds of the sale of its common securities to the Company to buy $3,609,000 of the subordinated debentures issued by the Company. These debentures mature March 27, 2036. The subordinated debentures have the same financial terms as the capital securities. The Company makes interest payments and other payments under the subordinated debentures to the Trust I. The Company can defer interest payments up to twenty consecutive quarters under the provisions of the debentures. The Company has deferred interest payments during 2012, 2011 and a portion of 2010. Deferred interest on the debentures totaled $212,980 and $133,130 as of December 31, 2012 and 2011, respectively.

The Trust I is being treated as an unconsolidated subsidiary of the Company. As such, the balance sheets for the years ended December 31, 2012 and 2011, reflect the total amount of debentures that were issued by the Company and purchased by the Trust I. The Company’s obligations under the subordinated debentures are unsecured and rank junior to all of the Company’s other borrowings, except borrowings that, by their terms, rank equal or junior to the subordinated debentures. The Company guaranteed the payments by the Trust I of the amounts that are required to be paid on the capital securities, to the extent that the Trust I has funds available for such payments.

The Company may shorten the maturity date of the subordinated debentures. The Trust I must redeem the capital securities when the subordinated debentures are paid on the maturity date, or following any earlier redemption of the subordinated debentures.

A-1-29

Note P - Other Matters -

On April 15, 2010, the Bank entered into a consent order with the Federal Deposit Insurance Corporation and the Louisiana Office of Financial Institutions. The Bank agreed, among other things, to improve its lending and loan administration practices, increase liquidity, increase its allowance for loan losses, and to maintain certain capital ratios. The Bank also agreed under the consent order that it not declare or pay any cash dividend without prior written consent from the Regional Director of the Federal Deposit Insurance Corporation and the Commissioner of the Louisiana Office of Financial Institutions.

The consent order was terminated and replaced with a Memorandum of Understanding effective May 2, 2012. Pursuant to the Memorandum of Understanding, the Bank has agreed, among other things, to reduce its classified assets, maintain certain capital ratios and to ensure that management takes corrective actions on other findings and recommendations. The Bank has also agreed that while the Memorandum is effective, it shall not declare or pay any cash dividends in excess of 50 percent of year-to-date net income without prior written consent of the Regional Director of the Federal Deposit Insurance Corporation and the Commissioner of the Louisiana Office of Financial Institutions.

Note Q - Fair Value of Financial Instruments -

The Company groups its financial assets and liabilities measured at fair value in three levels. Fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the inputs used to develop those assumptions and measure fair value. The hierarchy requires companies to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 - Includes the most reliable sources, and includes quoted prices in active markets for identical assets or liabilities.

•	Level 2 - Includes observable inputs. Observable inputs include inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates) as well as inputs that are derived principally from or corroborated by observable market data by correlation or other means (market-corroborated inputs).

•	Level 3 - Includes unobservable inputs and should be used only when observable inputs are unavailable.

Recurring Basis

Fair values of investment securities available for sale were primarily measured using information from a third-party pricing service. This pricing service provides information by utilizing evaluated pricing models supported with market data information. Standard inputs include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, and reference data from market research publications.

A-1-30

The following table presents the balance of assets and liabilities measured on a recurring basis as of December 31, 2012 and 2011. The Company did not record any liabilities at fair value for which measurement of the fair value was made on a recurring basis.

	December 31, 2012
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-Sale:
U.S. Government Agency Securities	$14,986,596	$—	$14,986,596	$—
Mortgage-Backed Securities	1,449,953	—	1,449,953	—

Total	$16,436,549	$—	$16,436,549	$—

	December 31, 2011
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-Sale:
U.S. Government Agency Securities	$9,483,771	$—	$9,483,771	$—
Mortgage-Backed Securities	3,269,841	—	3,269,841	—

Total	$12,753,612	$—	$12,753,612	$—

Nonrecurring Basis

The Company has segregated all financial assets and liabilities that are measured at fair value on a nonrecurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below. The Company did not record any liabilities at fair value for which measurement of the fair value was made on a non-recurring basis.

The fair value of the impaired loans is measured at the fair value of the collateral for collateral-dependent loans. Impaired loans are Level 2 assets measured using appraisals from external parties of the collateral less any prior liens. Repossessed assets are initially recorded at fair value less estimated costs to sell. The fair value of repossessed assets is based on properly’ appraisals and an analysis of similar properties available. As such, the Bank records repossessed assets as Level 2.

	December 31, 2012
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Impaired Loans	$4,953,069	$—	$4,953,069	$—
Repossessed Assets	2,252,412	—	2,252,412	—

Total	$7,205,481	$—	$7,205,481	$—

A-1-31

	December 31, 2011
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Impaired Loans	$3,775,993	$—	$3,775,993	$—
Repossessed Assets	3,695,699	—	3,695,699	—

Total	$7,471,692	$—	$7,471,692	$—

Fair Value Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. In accordance with generally accepted accounting principles, certain financial instruments and all non-financial instruments are excluded from these disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short-Term Investments - For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities - Fair value of securities is based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans - The fair value for loans is estimated using discounted cash flow analyses, with interest rates currently being offered for similar loans to borrowers with similar credit rates. Loans with similar classifications are aggregated for purposes of the calculations. The allowance for loan losses, which was used to measure the credit risk, is subtracted from loans.

Cash Value of Life Insurance - The carrying amount is a reasonable estimate of fair value.

Deposits - The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using discounted cash flow analyses, with interest rates currently offered for deposits of similar remaining maturities.

Advances From Federal Home Loan Bank - The fair value of advances from the Federal Home Loan Bank is estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Other Borrowed Funds - The carrying amount of borrowings under lines of credit and subordinated debentures approximates fair value.

Commitments to Extend Credit and Standby Letters of Credit - The fair values of commitments to extend credit and standby letters of credit do not differ significantly from the commitment amount and are therefore omitted from this disclosure.

A-1-32

The estimated approximate fair values of the Bank’s financial instruments as of December 31, 2012 and 2011 are as follows:

	2012
	Carrying Value	Fair Value
Financial Assets:
Cash and Short-Term Investments	$5,021,000	$5,021,000
Investment Securities	16,437,000	16,437,000
Loans (Net of Allowance)	79,144,000	78,732,000
Equity Securities	494,000	494,000
Cash Value of Life Insurance	160,000	160,000

	$101,256,000	$100,844,000

Financial Liabilities:
Deposits	$85,847,000	$86,337,000
Borrowings	13,476,000	13,476,000

	$99,323,000	$99,813,000

	2011
	Carrying Value	Fair Value
Financial Assets:
Cash and Short-Term Investments	$10,453,000	$10,453,000
Investment Securities	12,754,000	12,754,000
Loans (Net of Allowance)	84,242,000	84,359,000
Equity Securities	769,000	769,000
Cash Value of Life Insurance	140,000	140,000

	$108,358,000	$108,475,000

Financial Liabilities:
Deposits	$92,024,000	$92,773,000
Borrowings	15,607,000	15,609,000

	$107,631,000	$108,382,000

Note R - Subsequent Events -

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through March 26, 2013, the date which the financial statements were available to be issued. This evaluation did not result in any subsequent events that required disclosures and/or adjustments under general accounting standards.

A-1-33

Note S - Financial Statements - Parent Company Only -

The balance sheets and statements of income for First Community Holding Company (Parent Company) are as follows:

FIRST COMMUNITY HOLDING COMPANY

BALANCE SHEETS

	December 31,
	2012	2011

Assets:
Cash in Subsidiary Bank	$396,840	$801,925
Investment in First Community Bank	12,535,066	12,726,769
Other Assets	118,903	118,900

Total Assets	$13,050,809	$13,647,594

Liabilities and Stockholders’ Equity:
Line of Credit	$2,667,000	$3,000,000
Accrued Liabilities	371,000	333,832
Subordinated Debentures	3,609,000	3,609,000

	6,647,000	6,942,832
Preferred Stock, $8 Par Value, 100,000 Shares Authorized, -0- Shares Issued and Outstanding	—	—
Common Stock, $1.25 Par Value, 2,000,000 Shares Authorized, 550,325 Shares Issued and Outstanding as of December 31, 2012 and 2011	687,906	687,906
Additional Paid-In Capital	4,096,309	4,096,309
Retained Earnings	1,635,912	1,909,609
Accumulated Other Comprehensive Income	(16,318)	10,938

Total Stockholders’ Equity	6,403,809	6,704,762

Total Liabilities and Stockholders’ Equity	$13,050,809	$13,647,594

A-1-34

FIRST COMMUNITY HOLDING COMPANY

STATEMENTS OF INCOME

	December 31,
	2012	2011
Non-Interest Income:
Dividend Income	$2,000	$2,000
Equity in Undistributed Net Income (Loss) of Subsidiary	(164,447)	335,287

Total Non-Interest Income (Loss)	(162,447)	337,287
Interest Expense	169,750	174,134

Net Interest Income (Expense)	(332,197)	163,153
Operating Expenses	1,500	1,525

Income (Loss) Before Income Taxes	(333,697)	161,628
Applicable Income Tax (Credit)	(60,000)	(44,200)

Net Income (Loss) After Income Taxes	$(273,697)	$205,828

A-1-35

Note T - Financial Statements - Bank Only -

The condensed balance sheets and statements of income (loss) of First Community Bank (bank only) at December 31 and for the years then ended follows:

FIRST COMMUNITY BANK

BALANCE SHEETS

	December 31,
	2012	2011

Assets:
Cash and Cash Equivalents	$981,789	$4,252,897
Federal Funds Sold	3,900,000	5,750,000
Securities Available for Sale	16,436,549	12,753,612
Equity Securities	493,500	769,200
Loans Receivable, (Net of Allowance of $1,101,936 in 2012, and $1,308,520 in 2011)	79,144,337	84,241,774
Accrued Interest Receivable	374,637	346,877
Premises and Equipment, (Net of Accumulated Depreciation of $768,010 in 2012, and $852,915 in 2011)	1,779,114	1,835,232
Other Real Estate and Repossessed Assets	2,252,412	3,695,699
Cash Value of Life Insurance	160,287	139,806
Other Assets	759,251	613,190

Total Assets	$106,281,876	$114,398,287

Liabilities and Stockholders’ Equity:
Deposits	$86,105,198	$92,376,130
Accrued Interest Payable	198,539	256,072
Federal Home Loan Bank Advances	7,200,000	8,998,315
Other Liabilities	243,073	41,001

Total Liabilities	93,746,810	101,671,518

Common Stock	651,344	651,344
Capital Surplus	3,564,737	3,564,737
Additional Paid-In Capital	5,476,000	5,476,000
Retained Earnings	2,859,303	3,023,750
Accumulated Other Comprehensive Income	(16,318)	10,938

Total Stockholders’ Equity	12,535,066	12,726,769

Total Liabilities and Stockholders’ Equity	$106,281,876	$114,398,287

A-1-36

FIRST COMMUNITY BANK

STATEMENTS OF INCOME (LOSS)

	December 31,
	2012	2011
Interest Income:
Interest and Other Fees on Loans	$5,225,802	$5,499,028
Interest on Investment Securities	343,548	213,258
Interest Income - Other Institutions	19,802	71,223
Interest Income - Federal Funds Sold	684	3,087

Total Interest Income	5,589,836	5,786,596

Interest Expense	989,245	1,313,190

Net Interest Income	4,600,591	4,473,406

Provision for Loan Losses	585,000	244,118

Net Interest Income After Provision for Loan Losses	4,015,591	4,229,288

Non-Interest Income:
Customer Service Fees	318,220	365,976
Other Miscellaneous Income	52,378	54,761

Total Non-Interest Income	370,598	420,737

Income before Non-Interest Expense	4,386,189	4,650,025

Non-Interest Expense:
Salaries and Employee Benefits	2,052,333	1,896,085
Occupancy Expense	277,917	312,562
Furniture, Fixture, and Equipment Expense	57,336	56,334
Other Operating Expenses	2,249,497	1,874,099

Total Non-Interest Expense	4,637,083	4,139,080

Income (Loss) Before Income Taxes	(250,894)	510,945

Applicable Income Tax (Benefit)	(86,447)	175,658

Net Income (Loss)	$(164,447)	$335,287

A-1-37

Annex A-2

SELECTED FINANCIAL INFORMATION OF FIRST COMMUNITY BANK

The following table sets forth selected historical financial information of First Community Bank (“FCB”) as of and for the three months ended March 31, 2013 and 2012. The financial information of FCB below is unaudited and has been derived from the Reports of Condition and Income (that is, the call reports) that FCB filed with the Federal Deposit Insurance Corporation (“FDIC”) with respect to the periods presented below. Users of this financial information are cautioned that, although call reports are required to be prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), they are subject to additional regulatory guidelines imposed by the FDIC and other financial institution regulatory agencies which may affect the comparability of the information set forth below with other financial information regarding FCB that has been prepared in accordance with GAAP. In addition, during the periods presented below, FCB was a wholly-owned subsidiary of First Community Holding Company (“FCHC”), but the financial information set forth below is for FCB only (and there is no call report information showing the financial condition and results of operations of FCHC and FCB on a consolidated basis as of for the three months ended March 31, 2013 and 2012). Therefore, the financial information below thus does not reflect FCHC’s assets, liabilities and equity. Among other things, FCHC had junior subordinated debentures with a carrying value of approximately $3.6 million as of March 31, 2013 and 2012.

On May 1, 2013, FCB merged with and into Investar Bank, with Investar Bank the surviving financial institution in the merger (immediately prior to this merger, FCHC was merged with and into FCB, such that Investar Bank acquired all of the assets, liabilities and equity of the consolidated company). The historical results for the periods set forth below are not necessarily indicative of results that FCB might have been achieved if it had not been acquired by Investar Bank.

	As of March 31,
	2013	2012
	(in thousands)
Financial Condition
Total loans	$76,658	$85,532
Total investment securities	16,217	13,997
Total assets	105,580	114,735
Total deposits	84,384	92,776
Total borrowings	8,200	8,998
Total liabilities	93,265	102,155
Total stockholders’ equity	12,315	12,580

	For the three months Ended March 31,
	2013	2012
	(in thousands)
Results of Operations
Net interest income	$1,102	$1,183
Provision for loan losses	102	45
Net interest income after provision for loan losses	1,000	1,138
Non-interest income (loss)	108	(179)
Realized gain on securities available for sale	0	25
Non-interest expense	1,197	983
Net income (loss)	(89)	1

A-2-1

Annex A-3

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On May 1, 2013, First Community Holding Company (“FCHC”) merged with and into its wholly-owned subsidiary First Community Bank (“FCB”), with FCB surviving the merger as a Louisiana-chartered bank (the “Reorganization”). Immediately thereafter, FCB merged with and into Investar Bank (“Investar Bank”), a Louisiana-chartered bank, with Investar Bank surviving the merger (the “Merger”; the Reorganization and the Merger are collectively referred to as the “FCB Acquisition”). Effective November 15, 2013, the shareholders of Investar Bank consummated a statutory share exchange with Investar Holding Corporation, a Louisiana corporation (“Investar”), as a result of which Investar Bank became a wholly-owned subsidiary of Investar (the “Share Exchange”). At the effective time of the Share Exchange, all outstanding shares of Investar Bank common stock were exchanged on a one-for-one basis for shares of Investar common stock.

The following unaudited pro forma condensed consolidated income statement and explanatory notes present how the income statement of Investar may have appeared for the year ended December 31, 2013 had the FCB Acquisition been completed on January 1, 2013. The unaudited pro forma condensed consolidated income statement shows the impact of the FCB Acquisition on Investar’s results of operations under the acquisition method of accounting with Investar treated as the acquirer, and it has been derived by applying pro forma adjustments to the condensed consolidated historical income statements of Investar and FCHC. The combined pro forma condensed consolidated income statement reflects FCHC’s historical unaudited results of operations for the four-month period ended April 30, 2013 and the operating results of Investar for the year ended December 31, 2013 after giving effect to the adjustments described in the following explanatory notes. Users of this financial information should read such unaudited pro forma condensed consolidated income statement in conjunction with the historical consolidated financial statements and the related notes of Investar including Note B, Acquisition Activity, which describes the fair value adjustments made to the assets acquired and liabilities assumed at the acquisition date and the bargain purchase gain recorded in the acquisition, which represents the excess of the net of the estimated fair value of the assets acquired and liabilities assumed over the consideration paid to FCB.

The unaudited pro forma condensed consolidated income statement is presented for informational purposes only. It does not purport to present what Investar’s results of operations would have been had the FCB Acquisition actually occurred on January 1, 2013, nor does it purport to represent Investar’s results of operations for any future period. For purposes of this presentation, we have assumed that the fair value adjustments of the assets acquired and liabilities assumed would have been the same at January 1, 2013 as they were at the acquisition date. As described in the footnotes to the unaudited pro forma condensed consolidated income statement, one-time expenses related to the acquisition (including data processing, severance payments under employment contracts and legal and consulting fees) totaling approximately $1.2 million have been excluded. Furthermore, no effect has been given in the unaudited pro forma condensed consolidated income statement for synergistic benefits that may be realized through the combination of the two companies or the costs that may be incurred in integrating their operations.

	Investar Holding Corporation	First Community Holding Company	Combined Pro Forma Adjustments		Combined Pro Forma
	Year ended December 31, 2013	Four months ended April 30, 2013 (unaudited)
Interest income
Interest and fees on loans	$21,686	$1,670	$189	(1)	$23,545
Interest on investment securities	756	88			844
Other interest income	30	3			33

Total interest income	22,472	1,761	189		24,422

Interest expense
Interest on deposits	3,204	227	(79	) (2)	3,352
Interest on borrowings	256	66			322

Total interest expense	3,460	293	(79)		3,674

Net interest income	19,012	1,468	268		20,748
Provision for loan losses	1,026	464			1,490

Net interest income after provision for loan losses	17,986	1,004	268		19,258

A-3-1

	Investar Holding Corporation	First Community Holding Company	Combined Pro Forma Adjustments		Combined Pro Forma
	Year ended December 31, 2013	Four months ended April 30, 2013 (unaudited)

Non-interest income
Service charges on deposit accounts	214	48			262
Gain (loss) on sale of investment securities	449	—			449
Gain (loss) on sale of other real estate	97	(773)			(676)
Gain on sale of loans	247	—			247
Gain on sale of fixed assets	2	—			2
Bargain purchase gain	906	—			906
Fee income on mortgage loans held for sale, net	2,843	—			2,843
Other operating income	596	33			629

Total non-interest income	5,354	(692)			4,662

Income before non-interest expense	23,340	312	268		23,920

Non-interest expense
Salaries and employee benefits	11,772	1,064	(600	) (3)	12,236
Occupancy and equipment expense	1,899	616	(343	) (4)	2,172
Other operating expense	5,353	548	(240	) (5)	5,661

Total non-interest expense	19,024	2,228	(1,183)		20,069

Income (loss) before income taxes	4,316	(1,916)	1,451		3,851
Applicable income tax (benefit)	1,148	5	156	(6)	1,309

Net income (loss)	$3,168	$(1,921)	$1,295		$2,542

Earnings per share:
Basic	$0.86				$0.67

Diluted	$0.81				$0.63

Weighted-average shares outstanding:
Basic	3,667,929		98,447		3,766,376
Diluted	3,923,375		98,582		4,021,957

Notes to Unaudited Pro Forma Condensed Consolidated Financial Data

The following pro forma adjustments have been reflected in the unaudited pro forma condensed consolidated income statement.

(1)	Interest income from loans has been adjusted to estimate the amortization of interest income as if the transaction closed on January 1, 2013.
(2)	Interest expense from deposits has been adjusted to estimate the amortization of interest expense as if the transaction closed on January 1, 2013.
(3)	Salaries and employee benefits have been adjusted for severance expense recorded for the termination of FCB executives in accordance with existing employment contracts.
(4)	Occupancy and equipment expense has been adjusted for the expense incurred from the cancellation of existing FCB data processing contracts and the estimated additional depreciation expense incurred related to the fair value adjustment applied to property, plant and equipment as if the transaction closed on January 1, 2013.
(5)	Other operating expenses have been adjusted for the legal, consulting and information technology expenses incurred by Investar Bank during the merger and the estimated additional amortization for the core deposit intangible as if the transaction had closed on January 1, 2013.
(6)	Adjustment to reflect an effective federal tax rate of 34% of the combined company.

A-3-2

2,875,000 Shares

Common Stock

PROSPECTUS

June 30, 2014

Sandler O’Neill + Partners, L.P.                     Sterne Agee

Through and including July 25, 2014 (25 days after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.